As filed with the Securities and Exchange Commission on June 15, 2021.
Registration No. 333-256648

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 2 to
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
Century Therapeutics, Inc.
(Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	2836 (Primary Standard Industrial Classification Code Number)	84-2040295 (I.R.S. Employer Identification Number)
3675 Market Street
Philadelphia, Pennsylvania 19104
(267) 817-5790
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Osvaldo Flores, Ph.D.
President and Chief Executive Officer
Century Therapeutics, Inc.
3675 Market Street
Philadelphia, Pennsylvania 19104
(267) 817-5790
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Rachael M. Bushey Jennifer L. Porter Troutman Pepper Hamilton Sanders LLP 3000 Two Logan Square Philadelphia, Pennsylvania 19103 (215) 981-4331	Richard Truesdell, Jr. Roshni Cariello Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000
Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒ Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)(4)
Common Stock, $0.0001 par value per share	12,132,500(1)	$20.00	$242,650,000	$26,473.12
(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes 1,582,500 additional shares that the underwriters have the option to purchase.
(2) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional shares of common stock that the underwriters have the option to purchase.
(3) Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.
(4) The registrant previously paid $26,473.12 of this registration fee.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion, dated June 15, 2021
Preliminary prospectus
10,550,000 shares
Common stock
This is the initial public offering of shares of common stock of Century Therapeutics, Inc.
We are offering 10,550,000 shares of our common stock. Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $18.00 and $20.00.
We have applied to list our common stock on the Nasdaq Global Select Market under the trading symbol “IPSC”.
We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings.
Investing in our common stock involves a high degree of risk. See the section titled “Risk factors” beginning on page 1 to read about factors you should consider before buying shares of our common stock.
	Per share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us before expenses	$	$

(1) See the section titled “Underwriting” beginning on page 191 for additional information regarding compensation payable to the underwriters.
We have granted the underwriters an option for a period of 30 days to purchase up to 1,582,500 additional shares of common stock at the initial public offering price, less the underwriting discounts and commissions.
The underwriters expect to deliver the shares against payment in New York, New York on       , 2021.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
J.P. Morgan	BofA Securities	SVB Leerink	Piper Sandler
Prospectus dated      , 2021

“Century Therapeutics” the “Century Therapeutics” logo, and other trademarks, trade names, or service marks of Century Therapeutics, Inc. appearing in this prospectus are the property of Century Therapeutics, Inc. All other trademarks, trade names, and service marks appearing in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert their rights thereto.
Neither we nor the underwriters have authorized anyone to provide you with any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by or on behalf of us or to which we have referred you. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, and results of operations may have changed since that date.
For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside the United States.

Prospectus summary
This summary highlights selected information contained in greater detail elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus. You should carefully consider, among other things, the sections titled “Risk factors,” “Special note regarding forward-looking statements,” and “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “the company,” “Century,” and similar references refer to: (i) on or prior to June 2019, to our predecessor, Century Therapeutics, Inc., which we refer to as “Prior Century,” (ii) from June 2019 to the completion of the 2021 Reorganization (as defined herein), to Century Therapeutics, LLC, and (iii) upon completion of the 2021 Reorganization, to Century Therapeutics, Inc., the registrant on the cover page of the registration statement of which this prospectus forms a part.
Overview
We are an innovative biotechnology company developing transformative allogeneic cell therapies to create products for the treatment of both solid tumor and hematological malignancies with significant unmet medical need. We have created a comprehensive allogeneic cell therapy platform that includes industry-leading induced pluripotent stem cells, or iPSCs, differentiation know-how to generate immune effector cells from iPSCs, or iPSC-derived cells, clustered regularly interspaced short palindromic repeats, or CRISPR, mediated precision gene editing that allows us to incorporate multiple transgenes and remove target genes intended to optimize cell product performance, sophisticated protein engineering capabilities to develop proprietary next generation chimeric antigen receptors, or CARs, our proprietary Allo-EvasionTM technology intended to prevent rejection of our cell products by the host immune system, and cutting edge manufacturing capabilities intended to minimize product development and supply risk. We believe that these vertically integrated capabilities will allow us to further expand our existing pipeline and develop therapeutics from iPSC-derived natural killer cells, or iNK cells, or iNK, and iPSC-derived T cells, or iT cells, or iT, that may provide enhanced clinical outcomes compared to available therapeutic options. Our vision is to become a premier cell therapy company by developing and ultimately commercializing allogeneic cell therapies that dramatically and positively transform the lives of patients suffering from life-threatening cancers. To achieve our vision, we have assembled a world-class team whose members collectively have decades of experience in cell therapy and drug development, manufacturing, and commercialization.
The field of cell therapy is rapidly evolving, with autologous and allogeneic technologies demonstrating the strong potential of this therapeutic modality. We believe that our industry leading, end-to-end iPSC-derived allogeneic cell therapy platform will allow us to overcome technical and biological limitations of other donor-derived cell therapies. The unlimited replication capacity of iPSCs allows us to incorporate multiple genetic modifications at precise sites, or loci, in the genome of iPSCs that are designed to improve cell function using a CRISPR-mediated approach targeting a DNA repair pathway called homology directed repair, or HDR. The precision of our CRISPR-HDR gene editing technology and clonal selection eliminates random integration events and allows more controlled expression of transgenes of interest compared to other gene editing methodologies. The self-renewal capacity of iPSCs also enables the generation of master cell banks derived from single genetically engineered clones thus allowing the implementation of cost-efficient manufacturing of drug product that is available on demand at any clinical site. We have assembled a unique and powerful combination of technologies that bring together a preeminent iPSC-derived allogeneic cell therapy platform with highly advanced cell engineering and manufacturing capabilities. We believe this unique combination puts us in a position to disrupt the oncology treatment paradigm and market.
The key elements of our approach include:
Our efficient precision gene editing technology: We have developed highly efficient gene engineering processes to generate our product candidates. Our first product candidate will have six CRISPR-mediated homologous

i

recombination and repair edits, and we plan to incorporate additional edits in our future product candidates. We are currently using the CRISPR-MAD7 nuclease to enable precise cutting of the iPSC genome, and have developed proprietary applications of the CRISPR-MAD7 technology to genetically modify iPSCs by simultaneously removing target genes or adding transgenes (which is commonly known as knocking-out and knocking-in, respectively) of interest at precise genetic loci. Our approach preserves genome integrity and achieves more predictable and consistent transgene expression as compared to approaches driven by viruses or transposable segments called transposons, which result in varied gene copy number and random integration events that risk mutations, namely insertional mutagenesis.
Our proprietary Allo-EvasionTM technology: We are leveraging our Allo-EvasionTM technology to design cells capable of evading identification and destruction by the host immune system. We believe this technology may permit dosing in patients with limited or no immune preconditioning regimens. The reduction in allogeneic immune-reactivity enabled by our use of this technology, which is designed to prevent rejection by the patient’s immune system, may allow repeat dosing of our CAR-modified cell therapies, and sustain therapeutic efficacy over a long period of time.
CAR and protein engineering: CAR design is a critical component of innovative cell therapy product candidates. We assembled a team of scientists with deep protein engineering expertise and invested in the single domain antibody fragment, or VHH, antibody platform to develop world-class CAR engineering capabilities that we believe will allow us to create multi-specific CAR constructs targeting more than one tumor antigen. We believe that targeting multiple antigens on tumor cells will help address tumor heterogeneity and antigen loss, which are frequently observed in tumor cells. We have created a proprietary synthetic library of humanized VHH binders to enable in-house binder screens and multiple campaigns against several tumor antigens are ongoing to generate the CAR constructs for future product candidates.
Common engineered iPSC progenitor accelerates new product candidate generation: With other cell therapy platforms generated from cells with limited replicative capacity, the creation of a new product candidate requires starting over with each of the gene engineering steps having to be incorporated into the product. This is not only time and resource intensive; it also makes it more difficult to predict functionality and safety based upon products that may have been clinically tested in earlier programs. In contrast, all of our iPSC-derived product candidates include a set of shared core features intended to increase their functionality, safety, and persistence. We integrate these core features into a common engineered iPSC progenitor, which has several advantages:
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Significant acceleration of new product candidate generation. Multiple product candidates are generated by engineering additional features, such as adding different CARs, to the common progenitor to create new clinical candidates for different tumor indications. With this approach, we do not need to reengineer common functionalities every time we generate a new product candidate.

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Robust manufacturing processes for multiple product candidates. Since the starting iPSC line is the same for multiple product candidates, our manufacturing processes are predictable and robust.

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Predictability of product candidate functionality, safety, and persistence. Because multiple clinical candidates are derived from the same engineered iPSC line, the lessons learned from one product candidate can be leveraged across multiple product candidates, which facilitates clinical development. For instance, the allo-reactivity of products derived from the same common engineered iPSC progenitor should be very similar.

We expect to file an investigational new drug application, or IND, with the U.S. Food and Drug Administration, or the FDA, for our lead product candidate CNTY-101, a CAR-iNK product candidate targeting CD19 for lymphoma, in mid 2022. We expect to file an IND for CNTY-103, our CD133 + EGFR iNK product candidate designed to treat glioblastoma, in the first half of 2023. Our third candidate, CNTY-102, is a bi-specific CD19 + CD79b iNK or iT product candidate targeting lymphoma, with IND filing expected in the second half of 2023, and, our fourth candidate, CNTY-104, is a multi-specific product candidate targeting acute myeloid leukemia, or AML, with IND filing expected in mid 2024. As there are disease settings which will favor iNK or iT products, we are actively investigating both iNK and iT cell platforms for CNTY-102 and CNTY-104, as either may have preferential clinical features. We are also advancing an earlier discovery stage pipeline with novel CARs and binders against multiple solid tumor targets using our iNK and iT cell therapy platforms. We believe that the therapeutics we discover and develop, if approved, will have a significant impact on the quality of life of patients suffering from devastating solid tumor and hematological malignancies. Our approach to developing therapies for life-threatening cancers of highly unmet medical need potentially presents an opportunity to efficiently advance our product candidates through clinical development, regulatory approval and ultimately to commercialization.
Our collaboration with FUJIFILM Cellular Dynamics Inc., or FCDI, provides us with licenses to certain premier iPSC technologies, patents and know-how, giving us our initial start which enabled us to accelerate generation of our first-generation product candidates and development of our manufacturing processes. We have built and expanded on this foundation with our own resources, applying our own gene editing, protein engineering, process development, and manufacturing expertise to develop our novel product candidates and platforms for which we are developing our own intellectual property. We retain exclusive commercialization rights in the United States and other major commercial markets for our product candidates developed pursuant to our collaboration with FCDI.
Advantages of our proprietary allogeneic cell platform technology
Key advantages of our proprietary allogeneic cell platform technology include:
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Greatly improved therapeutic application: We believe that our Allo-EvasionTM engineering technology will allow our cell product candidates to escape recognition and destruction by the host immune system. We believe the reduction in allogeneic reactivity enabled by our use of this technology will allow repeat dosing of our CAR-modified cell therapies to improve therapeutic efficacy. In combination with the extended killing capability of optimized immune cells derived from single genetically engineered cell cloning, we envision utilizing repeat dosing to maximize durability of response and efficacy. Additionally, we believe this technology may permit dosing in patients with limited or no immune preconditioning regimes.

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Manufacturing, product quality, and COGS advantages: We believe our use of iPSCs, which have the potential to propagate indefinitely, will allow us to develop a streamlined manufacturing process with scalability advantages while producing consistent, high quality, off-the-shelf products at reduced manufacturing costs. Given the indefinite propagation potential of iPSC-derived allogeneic cells, we believe that a single master cell bank can be used for the lifetime of the product.

Our pipeline
We are assembling a portfolio of allogeneic iNK and iT cell therapy product candidates across solid tumor and hematological malignancies. This pipeline is comprised of cell therapies intended to address diseases where we believe current therapies are inadequate. All product candidates incorporate our proprietary Allo-EvasionTM technology to avoid host rejection and potentially increase the durability of clinical responses. With the exception of our lead product candidate, CNTY-101, each of our product candidates is designed to target multiple tumor antigens. We currently anticipate filing an IND for our lead product candidate, CNTY-101, targeting B-cell lymphoma, in mid 2022. Our second product candidate, CNTY-103, is designed to treat glioblastoma, and we currently anticipate filing an IND in the first half of 2023. Our third product candidate, CNTY-102, is designed to further improve B-cell malignancy treatment, and we are planning on filing an IND for it in the second half of 2023. Our fourth product candidate, CNTY-104, is being developed to treat AML with the IND filing expected in mid 2024. Our development programs consist of the product candidates illustrated in the pipeline chart below:

(1)
We are party to an option agreement with Bayer HealthCare LLC, or Bayer, pursuant to which Bayer was granted certain bidding rights relating to the potential transfer of rights with respect to certain product candidates being researched and developed by us which are comprised of iNK cells, macrophages or dendritic cells, including CNTY-101, CNTY-103 and any other product candidate comprised of iNK cells that we develop in the future. Bayer's rights under the option agreement are subject to important limitations. See "Business—Licensing, partnership and collaboration—Bayer HealthCare LLC—Option Agreement" for more information.

CNTY-101: Our CAR-iNK candidate targeting CD19 for relapsed, refractory B-cell lymphoma. Our lead product candidate, CNTY-101, is an allogeneic, iPSC-derived CAR-iNK cell therapy that has been engineered to express CD19 CAR, soluble IL-15, an EGFR safety switch, and also contains gene edits needed to incorporate Allo-EvasionTM technology. We expect clinical candidate clone selection in the first half of 2021, and plan to move into IND enabling preclinical and technical studies and manufacturing at that time. We anticipate filing an IND to advance CNTY-101 into a Phase 1 clinical trial in mid 2022.
CNTY-103: Our CAR-iNK candidate targeting CD133 + EGFR for recurrent glioblastoma. We are pursuing a differentiated approach addressing glioblastoma multiforme, or GBM, tumor heterogeneity, and planning local administration of the iNK cell product candidate. CNTY-103 represents our first clinical product candidate targeting a solid tumor and we believe targeting GBM with our engineered iNK cells may provide an opportunity to assess the clinical utility of, or establish proof of concept for, our iPSC-derived iNK cell therapy platform. We are projecting filing an IND and/or clinical trial application, or CTA, for recurrent GBM in the first half of 2023.
CNTY-102: Our CAR-iT or CAR-iNK candidate targeting CD19 + CD79b for relapsed, refractory B-cell lymphoma and other B-cell malignancies. CNTY-102 will simultaneously target CD19 and CD79b, intended to increase depth and durability of response by eliminating the effect of CD19 antigen loss that has been observed as a factor limiting treatment durability, as well as targeting CD79b, an independently regulated, ubiquitous and validated B-cell target. We currently envision filing the IND for CNTY-102 in the second half of 2023.
CNTY-104: Our CAR-iT or CAR-iNK multi-specific candidate for acute myeloid leukemia. CNTY-104 will utilize our multi-specific iNK or iT cells for the treatment of AML. Given the known therapeutic activity of natural killer, or NK, cells in AML, there might be an advantage to using the iNK cell platform to build the product candidate, but we will evaluate both the iNK and iT cell therapy platforms and choose the one likely to provide the best therapeutic index in the clinic. We currently envision filing the IND for CNTY-104 in mid 2024.
Discovery platform. In addition to our named programs, we are actively engaged in a number of earlier stage discovery programs where we believe our iPSC-derived allogeneic cell therapy platform may provide differentiated therapeutic benefits. These discovery stage initiatives are focused on several solid tumor indications including bladder cancer and renal cell carcinoma. For these and other indications, we plan to use multispecific CARs and explore the use of both iNK and iT cells to identify the best cell platform to build the product candidate.
Our strategy
Our vision is to be a leader in the treatment of both solid tumor and hematological malignancies that address unmet medical needs by developing innovative allogeneic cell therapy products derived from our proprietary technologies. We are initially focused on advancing the clinical development and commercialization of tumor-targeted iNK and iT cell therapeutics. We believe that our iPSC-derived allogeneic cell therapy platforms have the potential to overcome the limitations of existing therapies, lower manufacturing costs and improve patient outcomes. To deliver on our mission, we intend to:

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Build a leading cell therapy company leveraging our comprehensive iPSC-derived allogeneic cell therapy platforms designed to overcome the limitations of existing cancer therapies.

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Maximize the potential to treat a broad range of cancers by exploiting the distinct biologies of both NK and T cells.

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Leverage our Allo-EvasionTM technology across our product platform to avoid host rejection and enable repeat dosing.

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Exploit serial gene editing of iPSCs to create product candidates with enhanced functionalities and fit for purpose product characteristics.

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Leverage our own future manufacturing infrastructure, product and process understanding, and scale-up technologies to minimize manufacturing risk.

Our team
We are led by pioneers and subject-matter experts with decades of collective experience in cell therapy and oncology drug development. Dr. Osvaldo Flores, our Chief Executive Officer, has over 25 years of experience in pharmaceutical research and development. Prior to Century, he was Vice President of R&D at Janssen after the acquisition of Novira Therapeutics, where he was a co-founder, President, and Chief Science Officer. Earlier in his career, he held senior positions at Merck & Co. and Tularik Inc. Dr. Hyam Levitsky, our President of Research and Development, previously held key R&D positions at Juno Therapeutics and Roche. Dr. Adrienne Farid, our Chief Operations Officer, has over 25 years of drug development experience and previously worked at Celgene, Roche, and SmithKline Beecham. Dr. Greg Russotti, our Chief Technology Officer, has over 30 years of experience and previously worked at Celgene and Merck. Dr. Luis Borges, our Chief Scientific Officer, has over 25 years of experience, with precedent positions in Cell Medica, Five Prime Therapeutics, Amgen, and Immunex. Dr. Michael Diem, our Chief Business Officer, has more than 15 years of experience in the pharmaceutical industry and held business and investment roles at Amicus, AstraZeneca, Aevi Genomics, GlaxoSmithKline, and SR One.
Our board of directors includes members with extensive experience leading companies in the fields of biotechnology and biopharmaceuticals, including Joseph Jimenez, former Chief Executive Officer of Novartis, and Toshikazu Ban, Corporate Vice President and Senior Deputy General Manager of the pharmaceutical product division at FUJIFILM Corporation Ltd. Our internal abilities are further underpinned by our Scientific Advisory Board, which consists of world-renowned scientists, clinicians, and key opinion leaders with decades of experience in the fields of stem cell biology, immunology, oncology, and cell therapy.
Since our inception in 2018, we have raised gross proceeds of approximately $340 million. Our stockholders include premier life science and strategic investors, including Versant Ventures, Leaps by Bayer, FCDI, Casdin Capital, Fidelity Management & Research LLC, the Federated Hermes Kauffmann Funds, RA Capital, Logos Capital, OrbiMed, Marshall Wace, Qatar Investment Authority, Avidity Partners, and Octagon Capital.
Risks associated with our business
Our business is subject to a number of risks of which you should be aware before making a decision to invest in our common stock. These risks are more fully described in the section titled “Risk factors” immediately following this prospectus summary. These risks include, among others, the following:
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we have a limited operating history, have incurred significant losses since our inception, and anticipate that we will continue to incur significant losses in the foreseeable future;

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we are very early in our development efforts and our business is dependent on our ability to advance our current and future product candidates through preclinical studies and clinical trials, obtain marketing approval and ultimately commercialize our current and future product candidates;

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we will need to raise substantial additional financing to fund our operations and continue the development of our product candidates;

v

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we are highly dependent on our strategic relationships and collaborations and any termination or loss of significant rights under such arrangements with our strategic partners could seriously harm our business;

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the COVID-19 pandemic may materially and adversely affect our business and our financial results and could cause a disruption to our supply chain and the development of our product candidates;

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utilizing CAR-iNK and CAR-iT cells represents a novel approach to immuno-oncology treatment of cancer, and we must overcome significant challenges in order to develop, commercialize, and manufacture our product candidates;

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the manufacture and distribution of our iPSC-derived cell product candidates is complex and subject to a multitude of risks;

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if we are unable to successfully commercialize our lead product candidate CNTY-101 or any of our other product candidates for which we receive regulatory approval, or experience significant delays in doing so, our business will be materially harmed; and

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we may face difficulties in obtaining, protecting, maintaining, and enforcing our intellectual property rights, including intellectual property rights that are licensed to us.

Recent developments
Series C Preferred Stock Financing
On February 25, 2021, we sold 24,721,999 shares of our Series C preferred stock, par value $0.0001 per share, or the Series C preferred stock, to certain institutional investors at a price of approximately $6.472 per share, for gross proceeds of approximately $160 million, which we refer to herein as the Series C Financing. The shares of Series C preferred stock were sold pursuant to an exemption from registration under the Securities Act. Upon the closing of this offering, all outstanding shares of our preferred stock, including our Series C preferred stock, will be automatically converted into an aggregate of 34,126,528 shares of common stock.
Our corporate information
We were formed in 2018 as Century Therapeutics, Inc., a Delaware corporation, or Prior Century. In connection with an investment in our Company by Bayer HealthCare LLC, or Bayer, in 2019, Prior Century contributed substantially all of its operating assets and cash to a newly formed entity, Century Therapeutics, LLC, or the LLC Entity, in exchange for units of the LLC Entity. We refer to this transaction as the 2019 Reorganization. From June 2019 to February 2021, our business was operated through the LLC Entity. On February 25, 2021, the LLC Entity converted from a Delaware limited liability company to a Delaware corporation, and changed its name to CenturyTx, Inc. Upon completion of this conversion, Prior Century merged with and into CenturyTx, Inc., with CenturyTx, Inc. as the surviving entity and CenturyTx, Inc. changed its name to “Century Therapeutics, Inc.” In connection with this merger, the holders of equity interests in Prior Century received equivalent equity interests in Century Therapeutics, Inc. We refer to these transactions on February 25, 2021 as the 2021 Reorganization.
Our principal executive offices are located at 3675 Market Street, Philadelphia, Pennsylvania 19104, and our telephone number is (267) 817-5790. Our corporate website is www.centurytx.com. Information contained on, or accessible through, our website shall not be deemed incorporated into and is not a part of this prospectus or the registration statement of which it forms a part. We have included our website in this prospectus solely as an inactive textual reference and do not intend it to be an active link to our website.
Implications of being an emerging growth company
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise generally applicable to public companies. As such, we may take advantage of reduced disclosure and other requirements otherwise generally applicable to public companies, including:

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presenting only two years of audited financial statements, in addition to any required unaudited interim financial statements, with a correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” disclosure in this prospectus;

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not being required to have our registered independent public accounting firm attest to management’s assessment of our internal control over financial reporting;

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an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

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presenting reduced disclosure about our executive compensation arrangements;

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not being required to hold non-binding advisory votes on executive compensation or golden parachute arrangements; and

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extended transition periods for complying with new or revised accounting standards.

We have taken advantage of some of these reduced disclosure and other requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from our competitors that are public companies or other public companies in which you hold stock.
The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies.
We will remain an emerging growth company until the earliest of (1) the last day of the fiscal year following the fifth anniversary of the closing of this offering, (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (3) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year, or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.
We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

The offering
Common stock offered by us
10,550,000 shares.
Underwriters’ option to purchase additional shares
1,582,500 shares.
Common stock to be outstanding after this offering
54,824,608 shares (or 56,407,108 shares if the underwriters exercise in full their option to purchase additional shares).
Use of proceeds
We estimate that the net proceeds from this offering will be approximately $182.4 million (or approximately $210.4 million if the underwriters exercise in full their option to purchase up to 1,582,500 additional shares of common stock), based on the assumed initial public offering price of $19.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds from this offering to fund research and development of our product candidates and development programs, including our pre-clinical and clinical development of CNTY-101, CNTY-103, CNTY-102, and CNTY-104, to continue developing manufacturing capabilities for our product candidates, and for working capital and other general corporate purposes, including costs and expenses associated with being a public company.
See the section titled “Use of proceeds” for additional information.
Risk factors
You should read the section titled “Risk factors” for a discussion of factors to consider carefully, together with all the other information included in this prospectus, before deciding to invest in our common stock.
Proposed Nasdaq Global Select Market trading symbol
“IPSC”
The number of shares of our common stock to be outstanding after this offering is based on 44,274,608 shares of common stock outstanding as of June 11, 2021, (which includes 3,775,535 shares outstanding that are subject to forfeiture or our right to repurchase as of such date) assuming the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 34,126,528 shares of common stock upon the closing of this offering, and excludes:
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5,389,519 shares of our common stock issuable upon the exercise of stock options as of June 11, 2021, at a weighted-average exercise price of $3.74 per share;

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32,009 shares of our common stock issuable upon the exercise of warrants to purchase common stock, at a weighted-average exercise price of $10.64 per share;

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61,466 shares of our common stock reserved for issuance pursuant to future awards as of June 11, 2021 under our 2018 Stock Option and Grant Plan, as amended, or the 2018 Plan;

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5,640,711 shares of our common stock reserved for future issuance under the 2021 Plan which will become effective upon the effectiveness of the Registration Statement of which this prospectus forms a part, as well as any future increases in the number of shares of our common stock reserved for future issuance pursuant to the 2021 Plan; and

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564,071 shares of our common stock reserved for future issuance under our Employee Stock Purchase Plan, or the ESPP, which will become effective upon the effectiveness of the Registration Statement of which this prospectus forms a part, as well as any future increases in the number of shares of common stock reserved for issuance under the ESPP.

Unless otherwise indicated, all information contained in this prospectus, including the number of shares of common stock that will be outstanding after this offering, assumes or gives effect to:
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no exercise of the outstanding options or warrants described above;

•
the filing and effectiveness of our second amended and restated certificate of incorporation immediately prior to the closing of this offering;

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a one for 2.5161 reverse stock split of our common stock to be effected prior to the closing of this offering;

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the automatic conversion of all our preferred stock outstanding into an aggregate of 34,126,528 shares of our common stock upon the closing of this offering; and

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no exercise by the underwriters of their option to purchase up to 1,582,500 additional shares of our common stock.

Summary consolidated financial data
The following tables set forth our selected consolidated financial data for the periods and as of the dates indicated. The year ended December 31, 2020 and the period of June 21, 2019 through December 31, 2019 are referred to herein as Successor and the period of January 1, 2019 through June 20, 2019 is referred to herein as Predecessor. We have derived the selected consolidated statements of operations data for the Year Ended December 31, 2020 (Successor), the period from June 21, 2019 through December 31, 2019 (Successor) and the period from January 1, 2019 through June 20, 2019 (Predecessor), and the selected consolidated balance sheet data as of December 31, 2020 and 2019 (Successor) from our audited consolidated financial statements and related notes included elsewhere in this prospectus. For interim periods, we have derived our selected statements of operations data for the three months ended March 31, 2021 and 2020 and the selected balance sheet data as of March 31, 2021 from our unaudited condensed financial statements and related notes included elsewhere in this prospectus. The unaudited condensed financial statements were prepared on a basis consistent with our audited financial statements and include, in management’s opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following consolidated financial data together with our audited consolidated financial statements and our unaudited condensed consolidated financial statements, and the related notes included elsewhere in this prospectus and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
(in thousands, except share and per share data)	March 31,		December 31, 2020	Successor period from June 21, 2019 (Inception) to December 31, 2019	Predecessor period from January 1, 2019 to June 20, 2019
	2021	2020
Consolidated Statements of Operations Data:
Operating expenses:
Research and development	$15,374	$7,943	$39,681	$10,107	$4,159
General and administrative	2,688	2,050	9,495	3,622	2,145
Write off of in-process research and development asset	—	—	4,722	225,946	—
Total operating expenses	18,062	9,993	53,898	239,675	6,304
Loss from operations	(18,062)	(9,993)	(53,898)	(239,675)	(6,304)
Interest expense	(314)	—	(381)	—	—
Other income, net	28	320	704	908	302
Net loss	$(18,348)	$(9,673)	$(53,575)	$(238,767)	$(6,002)
Net loss per common share
Basic and Diluted(1)	$(2.39)	$(1.29)	$(7.16)	$(31.91)	$(1.00)
Weighted average common shares outstanding
Basic and Diluted(1)	7,677,196	7,481,861	7,481,861	7,481,861	5,973,228
Pro forma net loss per share attributable to common stockholders – basic and diluted (unaudited)(2)	$(0.44)		$(1.29)
Pro forma weighted-average number of common shares – basic and diluted (unaudited)(2)	41,803,724		41,608,389

(1) See Note 15 of our audited consolidated financial statements and Note 13 of our unaudited condensed consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share, and the weighted-average number of shares outstanding used in the computation of the per share amounts.
(2) See the subsection titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Unaudited Pro Forma Information” for an explanation of the calculations of our basic and diluted pro forma net loss per share, and the weighted-average number of shares outstanding used in the computation of the per share amounts.

x

	March 31, 2021	December 31,
(in thousands)		2020	2019
Consolidated Balance Sheet Data:
Cash and cash equivalents	$79,483	$27,211	$44,064
Working capital(1)	172,387	66,685	81,128
Total assets	286,055	106,776	90,896
Convertible preferred stock	339,389	179,761	179,761
Accumulated deficit	(310,690)	(292,342)	(238,767)
Total stockholders’ deficit	(91,557)	(106,412)	(91,859)
(1) We define working capital as current assets less current liabilities. See our audited consolidated financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Risk factors
Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and “Management’s discussion and analysis of financial condition and results of operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could have a material adverse effect on our business, financial condition, and results of operations. In such an event, the market price of our common stock could decline and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations.
Risks related to our financial position and capital requirements
Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.
We are a preclinical stage biopharmaceutical company with a limited operating history on which to base your investment decision. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, conducting discovery and research activities, filing patent applications, identifying potential product candidates, and preparing to initiate and conduct clinical trials, undertaking preclinical studies, in-licensing intellectual property, and establishing manufacturing processes and arrangements with third parties for the manufacture of initial quantities of our product candidates and component materials. All of our product candidates are still in the discovery and preclinical testing phase. We do not expect to submit an Investigational New Drug Application, or IND, for any of our product candidates until mid 2022. We have not yet demonstrated our ability to successfully commence or complete a clinical trial, submit an IND, or submit a biologics license application, or BLA, for a product candidate, obtain regulatory approval for any product candidate, manufacture a product at a commercial-scale or arrange for a third party to do so on our behalf, or conduct sales, marketing, and distribution activities necessary for successful product commercialization. Consequently, any assumptions you make about our future success or viability may not be as informed as they could be if we had a longer operating history.
We have incurred significant operating losses since our inception and expect to incur significant losses for the foreseeable future.
We have incurred significant operating losses since our inception. If our product candidates are not successfully developed and approved, we may never generate any revenue. Our net losses were $6.0 million, $238.8 million, $53.6 million, and $18.3 million for the period from January 1, 2019 through June 20, 2019 (our predecessor, Century Therapeutics, Inc., or Prior Century), the period from June 21, 2019 through December 31, 2019 (our successor after the completion of the 2019 Reorganization (as defined herein), or the Successor), the year ended December 31, 2020 (Successor) and the quarter ended March 31, 2021 (Successor), respectively. We had an accumulated deficit of $310.7 million as of March 31, 2021. Our net loss for the period from June 21, 2019 through December 31, 2019 (Successor) and our members’ deficit as of December 31, 2020 (Successor) included a charge to expense of $225.9 million related to in-process research and development assets, or IPR&D, acquired from Prior Century. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs, the acquisition of IPR&D from Prior Century and from general and administrative costs associated with our operations. All of our product candidates will require the expenditure of substantial additional development time and resources before we would be able to apply for or receive regulatory approvals and begin realizing product sales. We expect to continue to incur losses for the foreseeable future, and we anticipate these losses will increase as we continue our development of, seek regulatory approval for, and potentially commercialize any of our product candidates and seek to identify, assess, acquire, in-license, or develop additional product candidates. Our prior losses, combined with expected future losses, have had and will continue to have a negative effect on our stockholders’ deficit and working capital.

We expect that it will be several years, if ever, before we have a commercialized product. We anticipate that our expenses will increase substantially if, and as, we:
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continue to advance our induced pluripotent stem cells, or iPSC-derived allogeneic, cell therapy platforms;

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continue preclinical development of, and initiate clinical development of CNTY-101 and our other product candidates;

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seek to discover and develop additional product candidates;

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establish and validate our own clinical-scale current good manufacturing practices, or cGMP, facilities;

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seek regulatory approvals for any of our other product candidates that successfully complete clinical trials;

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maintain, expand, protect, and enforce our intellectual property portfolio;

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acquire or in-license other product candidates and technologies;

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incur additional costs associated with operating as a public company, which will require us to add operational, financial, and management information systems and personnel, including personnel to support our drug development, any future commercialization efforts, and our transition to a public company; and

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increase our employee headcount and related expenses to support these activities.

We may never succeed in any or all of these activities and, even if we do, we may never generate revenue.
We have never generated revenue from product sales and may never achieve or maintain profitability.
We have no product candidates in clinical development or approved for commercial sale and have not generated any revenue. To become and remain profitable, we must develop and eventually commercialize product candidates with significant market potential, which will require us to be successful in a range of challenging activities. These activities can include completing preclinical studies and initiating and completing clinical trials of our product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing, and selling those products that are approved and satisfying any post-marketing requirements. We may never succeed in any or all of these activities and, even if we do, we may never generate sufficient revenues to achieve profitability. Because of the numerous risks and uncertainties associated with biologics product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability.
Even if we do achieve profitability, we may not be able to sustain or increase profitability. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts, expand our business, or continue our operations.
We will require additional funding in order to finance operations. If we are unable to raise capital when needed, or on acceptable terms, we could be forced to delay, reduce, or eliminate our product development programs or commercialization efforts.
Developing biopharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive, and uncertain process that takes years to complete. Our operations have consumed substantial amounts of cash since inception, and we expect our expenses to increase in connection with our ongoing activities, particularly as we conduct preclinical and clinical trials of, and seek regulatory and marketing approval for, our product candidates. Even if one or more of our product candidates is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. We have financed our operations primarily through private placements of our securities. We intend to use the proceeds from this offering to, among other uses, fund research and development of our product candidates and development programs, including our preclinical and clinical development of CNTY-101, CNTY-103, CNTY-102, and CNTY-104. Our research and development expenses increased from $14.3 million for the year ended December 31, 2019 to $39.7 million for the year ended December 31, 2020 and from $7.9 million for the quarter ended March 31, 2020 to $15.4 million for the quarter ended March 31, 2021. As of March 31, 2021, we had cash, and cash equivalents of $79.5 million and marketable securities of $166.6 million. Based on our current business plans, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient for us to fund our operating expenses and capital expenditures requirements for the next 42 months after this filing.
Attempting to secure additional financing will divert our management from our day-to-day activities, which may impair or delay our ability to develop our product candidates. In addition, demands on our cash resources may change as a result of many factors currently unknown to us including, but not limited to, any unforeseen costs we may incur as a result of preclinical study or clinical trial delays due to the COVID-19 pandemic or other causes, and we may need to seek additional funds sooner than planned. If we are unable to obtain funding on a timely basis or at all, we may be required to significantly curtail or stop one or more of our research or development programs.
Raising additional capital may cause dilution to our stockholders, including purchasers of our common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.
Until and unless we can generate substantial product revenue, we expect to finance our cash needs through the proceeds from this offering, a combination of equity offerings and debt financings, and potentially through additional license and development agreements or strategic partnerships or collaborations with third parties. Financing may not be available in sufficient amounts or on reasonable terms. In addition, market volatility resulting from the COVID-19 pandemic or other factors could adversely impact our ability to access capital as and when needed. We have no commitments for any additional financing, and will likely be required to raise such financing through the sale of additional securities, which, in the case of equity securities, may occur at prices lower than the offering price of our common stock in this offering. If we sell equity or equity-linked securities, our current stockholders, including investors in this offering, may be diluted, and the terms may include liquidation or other preferences that are senior to or otherwise adversely affect the rights of our stockholders. Moreover, if we issue debt, we may need to dedicate a substantial portion of our operating cash flow to paying principal and interest on such debt and we may need to comply with operating restrictions, such as limitations on incurring additional debt, which could impair our ability to acquire, sell, or license intellectual property rights and impede our ability to conduct our business. Furthermore, the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of our common stock to decline.
If we raise additional funds through licensing or collaboration arrangements with third parties, we may have to relinquish valuable rights to our product candidates or grant licenses under our intellectual property on terms that are not favorable to us. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability.
Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.
The net operating losses of Prior Century carried over to us as a result of the merger of Prior Century with and into us on February 25, 2021 in the amount of approximately $5.0 million of federal net operating loss carryforwards, and approximately $9.5 million of state and local net operating loss carryforwards. To the extent that we continue to generate taxable losses, subject to certain limitations, unused losses will carryforward to offset future taxable income, if any, until such unused losses expire. Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an ownership change (generally defined as a greater than 50 percentage points change (by value) in its equity ownership over a rolling three-year period), the corporation’s ability to use its pre-change net operating losses and other pre-change tax attributes to offset its post-change income may be limited. We believe that Prior Century or we may have experienced an ownership change in the past, which may affect our ability to utilize our net operating loss carryforwards. In addition, we may experience ownership changes in the future as a result of this offering or subsequent shifts in our stock ownership, some of which are outside our control. Similar limitations will apply to our ability to carry forward any unused tax credits to offset future taxable income.
Our Option Agreement with Bayer HealthCare LLC may require us to sell certain of our product candidates, which may limit the value we could generate from our product candidates.
We are party to an option agreement, or the Option Agreement, with Bayer HealthCare LLC, or Bayer, pursuant to which Bayer was granted certain bidding rights relating to the potential transfer of rights with respect to certain product candidates being researched and developed by us which are comprised of allogeneic iPSC-derived natural killer cells, macrophages or dendritic cells, which we refer to as the Research Products. Under the Option Agreement, Bayer was granted a right of first refusal, or ROFR, to submit bids for the transfer or license of rights to research, develop and/or commercialize certain Research Products, which we refer to as the Research Product Rights. The Research Products include CNTY-101, CNTY-103 and any other product candidate comprised of iNK cells that we develop in the future. Bayer may exercise its ROFR for up to four of the first ten Research Products for which an IND is submitted, subject to certain limitations.
For a more complete description of the Option Agreement, please see the section titled “Business—Licensing Partnerships and Collaborations—Bayer HealthCare LLC” in this prospectus.
If Bayer exercises its ROFR for one of our Research Products, we may be required to transfer such Research Product (by sale, license, or other structure to be negotiated) to Bayer for a market value as determined by our board of directors, and such determination of market value may ultimately prove to be lower than the actual realizable value of applicable Research Product. There can be no guarantee that we will utilize the proceeds received in connection with the exercise of Bayer’s ROFR in a manner which will provide us with greater value than if we had retained the Research Product or sold such Research Product to another party. Any failure to realize or utilize the full value of our Research Products due to the Option Agreement could have a material adverse effect on our business, financial condition, and results of operation.
Unstable market and economic conditions may have serious adverse consequences on our business, financial condition, and stock price.
Global financial markets have experienced, as a result of the COVID-19 pandemic, and have in the past experienced, extreme volatility and disruptions, declines in consumer confidence, declines in economic growth, increases in unemployment rates and uncertainty about economic stability. There can be no assurance that further deterioration in credit and financial markets and confidence in economic conditions will not occur. Our general business strategy and ability to raise capital may be adversely affected by any such economic downturn, volatile business environment, or continued unpredictable and unstable market conditions. If the current equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. Failure to secure any necessary financing in a timely manner and on favorable terms could have a material adverse effect on our growth strategy, financial performance, and stock price and could require us to delay or abandon clinical development plans. In addition, there is a risk that one or more of our current service providers, manufacturers, and other partners may not survive these difficult economic times, which could directly affect our ability to attain our operating goals on schedule and on budget.
In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies, including very recently in connection with the ongoing COVID-19 pandemic, which has resulted in decreased stock prices for many companies notwithstanding the lack of a fundamental change in their underlying business models or prospects. These fluctuations have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, including potentially worsening economic conditions and other adverse effects, or developments relating to the ongoing COVID-19 pandemic, political, regulatory, and other market conditions, may negatively affect the market price of shares of our common stock, regardless of our actual operating performance.

Risks related to our business and industry
We are very early in our development efforts. Our business is dependent on our ability to advance our current and future product candidates through preclinical studies and clinical trials, obtain marketing approval, and ultimately commercialize them.
We are very early in our development efforts and all of our product candidates are still in preclinical development. We expect to file an IND for our lead product candidate CNTY-101, in mid 2022 and we expect to file an IND for CNTY-103 in the first half of 2023. Additionally, we are actively engaged in a number of earlier stage discovery programs that may never advance to clinical-stage development. Our ability to generate product revenue, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of our product candidates, which may never occur. We currently generate no revenue from product sales and we may never be able to develop or commercialize a marketable product.
Each of our product candidates will require additional preclinical and/or clinical development, regulatory approval in multiple jurisdictions, obtaining manufacturing supply, capacity and expertise, building a commercial organization, or successfully outsourcing commercialization, substantial investment, and significant marketing efforts before we generate any revenue from product sales. Our product candidates must be authorized for marketing by the FDA, or certain other foreign regulatory agencies before we may commercialize our product candidates.
The clinical and commercial success of our product candidates will depend on several factors, including the following:
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timely and successful completion of preclinical studies, including toxicology studies, biodistribution studies, and minimally efficacious dose studies in animals, where applicable;

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effective INDs or comparable foreign applications that allow commencement of our planned clinical trials or future clinical trials for our product candidates;

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successful enrollment and completion of clinical trials, including under the FDA’s current Good Clinical Practices, or cGCPs, and current Good Laboratory Practices, or GLPs;

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positive results from our future clinical programs that support a finding of safety and effectiveness and an acceptable risk-benefit profile of our product candidates in the intended populations;

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receipt of marketing approvals from applicable regulatory authorities;

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establishment of arrangements with CMOs for clinical supply and, where applicable, commercial manufacturing capabilities;

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establishment and maintenance of patent and trade secret protection, and/or regulatory exclusivity for our product candidates;

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commercial launch of our product candidates, if approved, whether alone or in collaboration with others;

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acceptance of the benefits and use of our product candidates, including method of administration, if and when approved, by patients, the medical community, and third-party payors;

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effective competition with other therapies;

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establishment and maintenance of healthcare coverage and adequate reimbursement and patients’ willingness to pay out-of-pocket in the absence of such coverage and adequate reimbursement;

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establishment of a physician training system and network for administration of our product candidates;

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enforcement and defense of intellectual property rights and claims; and

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maintenance of a continued acceptable safety, tolerability, and efficacy profile of our product candidates following approval.

If we do not succeed in one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business. If we are unable to advance our product candidates to clinical development, obtain regulatory approval, and ultimately commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.
Our business is highly dependent on the success of our lead product candidate, CNTY-101 and our other product candidates.
We cannot guarantee that an IND application will be cleared by the FDA for CNTY-101 or our other product candidates or that CNTY-101 or our other product candidates will be approved for commercialization, on a timely basis or at all. Although certain of our employees have prior experience with clinical trials and regulatory approvals, we have not previously completed any clinical trials or submitted an IND or a BLA to the FDA, or similar regulatory approval filings to comparable foreign authorities, for any product candidate, and we cannot be certain that CNTY-101 or our other product candidates will be successful in clinical trials or receive regulatory approval. The FDA and other comparable global regulatory authorities can delay, limit, or deny approval of a product candidate for many reasons. Any delay in obtaining, or inability to obtain, applicable regulatory approval will delay or harm our ability to successfully initiate clinical trials and commercialize CNTY-101 or our other product candidates and materially adversely affect our business, financial condition, results of operations, and growth prospects.
Furthermore, if our clinical trials of CNTY-101 or our other product candidates encounter safety, efficacy, or manufacturing problems, development delays, regulatory issues, or other problems, our development plans for such product candidates in our pipeline could be significantly impaired, which could materially adversely affect our business, financial condition, results of operations, and growth prospects.
We may also evaluate our product candidates in combination with one or more other cancer therapies that have not yet been approved for marketing by the FDA or similar regulatory authorities outside of the United States. If the FDA or similar regulatory authorities outside of the United States do not approve these other drugs or revoke their approval of, or if safety, efficacy, manufacturing, or supply issues arise with, the drugs we choose to evaluate in combination with any product candidate we develop or combination therapy, we may be unable to obtain approval of or market our product candidates.
Our business depends upon the success of our iPSC-derived allogeneic cell therapy platforms.
Our success depends on our ability to utilize our iPSC-derived allogeneic cell therapy platforms to generate chimeric antigen receptors, or CAR-iNK and CAR-iT cell product candidates, to obtain regulatory approval for product candidates derived from it, and to then commercialize our product candidates addressing one or more indications. Though iPSC-derived cell therapy product candidates have been evaluated by others in clinical trials, our product candidates have never been evaluated in human clinical trials, and we may experience unexpected or adverse results in the future. We are exposed to a number of unforeseen risks and it is difficult to predict the types of challenges and risks that we may encounter during development of our product candidates. All of our product candidates developed from our iPSC allogeneic cell therapy platforms will require significant clinical and non-clinical development, review and approval by the FDA or other regulatory authorities in one or more jurisdictions, substantial investment, access to sufficient commercial manufacturing capacity, and significant marketing efforts before they can be successfully commercialized. If any of our product candidates encounter safety or efficacy problems, developmental delays, or regulatory issues or other problems, such problems could impact the development plans for our other product candidates because all of our product candidates are based on the same core iPSC technology.
Additionally, a key element of our strategy is to use and expand our iPSC allogeneic cell therapy platforms to build a pipeline of product candidates and progress those product candidates through clinical development for the treatment of a variety of different types of diseases. Although our research and development efforts to date have been focused on identifying a pipeline of product candidates, we may not be able to develop product candidates that are safe and effective. Even if we are successful in building our pipeline, the potential product candidates that we identify may not be suitable for clinical development, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be approvable or marketable and achieve market acceptance. If we do not continue to successfully develop, get approval for, and begin to commercialize any product candidates, we will face difficulty in obtaining product revenue in future periods, which could result in significant harm to our financial position and adversely affect our share price.
Utilizing CAR-iNK and CAR-iT cells represents a novel approach to immuno-oncology treatment of cancer, and we must overcome significant challenges in order to develop, commercialize, and manufacture our product candidates.
We have concentrated our research and development efforts on developing CAR-iNK and CAR-iT cell therapies. To date, the FDA has only approved 19 cell-based therapies for commercialization. The processes and requirements imposed by the FDA or other applicable regulatory authorities may cause delays and additional costs in obtaining approvals for our product candidates. Because our iPSC-derived allogeneic cell therapy platforms are novel, and cell-based therapies are relatively new, regulatory agencies may lack experience in evaluating our product candidates utilizing CAR-iNK and CAR-iT cells. This novelty may lengthen the regulatory review process, including the time it takes for the FDA to review our IND applications, if and when submitted, increase our development costs, and delay or prevent commercialization of our iPSC-derived allogeneic cell therapy platform products. Additionally, advancing novel immuno-oncology cell therapies creates significant challenges for us, including:
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developing a manufacturing process to produce our cells on a large scale and in a cost-effective manner;

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educating medical personnel regarding the potential side-effect profile of our cells and, as the clinical program progresses, on any observed side effects with the therapy;

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unanticipated technical limitations of our CRISPR-MAD7 gene editing technology; and

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establishing sales and marketing capabilities, as well as developing a distribution network to support the commercialization of any approved products.

We must be able to overcome these challenges in order for us to develop, commercialize, and manufacture our product candidates utilizing CAR-iNK and CAR-iT cells.
We have not yet demonstrated long-term stability of cryopreserved CAR-iNK cells.
We have not yet demonstrated long-term stability of cryopreserved CAR-iNK cells and, therefore, do not know if we will be able to store the cryopreserved cells for extended periods of time. If we are unable to demonstrate long-term stability, we will need to reduce the manufacturing batch size to ensure that the material we produce will be used before it expires. In that case, the scaling of our production processes will not deliver the efficiencies we expect, and the cost per dose of our product candidates will be substantially higher. We may also encounter difficulties not only in developing freezing and thawing methodologies for large-scale use, but also in obtaining the necessary regulatory approvals for using such methodologies in treatment. If we cannot adequately demonstrate similarity of our frozen product to the unfrozen form to the satisfaction of the FDA, we could face substantial delays in our regulatory approvals.
Gene-editing is a rapidly developing technology, and our success is dependent upon our ability to effectively utilize this technology in our product candidates and implement future technological advancements in gene-editing.
We use CRISPR-based nuclease to enable precise editing of the iPSC genome. For CNTY-101, we used the nuclease Cpf-1 but have shifted to CRISPR-MAD7 for all subsequent product candidates, and we may utilize CRISPR-MAD7 for CNTY-101 in the future. We decided to shift to CRISPR-MAD7 because we entered into a license agreement with Inscripta, Inc. and obtained a non-exclusive, royalty-free, irrevocable license to a patent portfolio covering the composition, production and use of CRISPR-MAD7. We have optimized the protocols to produce CRISPR-MAD7 and have achieved similar cutting and HDR efficiencies compared to Cpf-1, but we don’t have as much experimental data with CRISPR-MAD7 as we do with Cpf1. We may encounter technical liabilities associated with CRISPR-MAD7 that could force us to use a different CRISPR nuclease which could delay our programs and require us to enter into a license agreement for additional technology, which may not be available on commercially reasonable terms or at all.
Our gene-editing technology may create unintended changes to the DNA such as a non-target site gene-edit, a large deletion, or a DNA translocation, any of which could impact timelines for new product generation. We have developed various genome characterization assays to identify deletions/insertions that can occur as a result of gene editing.
Although we believe CAR-iNK and CAR-iT based therapies do not require further modification to avoid the risk of graft versus host disease, or GvHD, the gene-editing of our product candidates utilizing CAR-iNK and CAR-iT cells may not be successful in limiting the risk of GvHD or premature rejection by patients.
In addition, the cell therapy industry is rapidly developing, and our competitors may introduce new gene-editing technologies that render our technology less attractive. Competitive pressures may force us to implement new gene-editing technologies at a substantial cost or delay in our clinical development process. In addition, our competitors may have greater financial, technical and personnel resources that allow them to implement new gene-editing technologies before we can. We cannot be certain that we will be able to implement new gene-editing technologies on a timely basis or at a cost that is acceptable to us. If we are unable to implement technological advancements consistent with industry standards, our operations and financial condition may be adversely affected.
Our product candidates for which we intend to seek approval as biologic products may face competition sooner than anticipated.
The Affordable Care Act, or the ACA, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a highly similar or “biosimilar” product may not be submitted to the FDA until four years following the date that the reference product was first approved by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first approved. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity, and potency of their product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. In addition, complexities associated with the larger, and often more complex, structures of biological products such as cell and gene products we are developing, as well as the processes by which such products are manufactured, pose significant hurdles to implementation of the abbreviated approval pathway that are still being worked out by the FDA.
We believe that any of our product candidates approved as a biological product under a BLA should qualify for the 12-year period of exclusivity. However, there is a risk that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider our product candidates to be reference products for competing products, potentially creating the opportunity for competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. Moreover, the extent to which a biosimilar, once approved, will be substituted for any one of our reference products in a way that is similar to traditional generic substitution for non-biological products is not yet clear, and will depend on a number of marketplace and regulatory factors that are still developing.
Jurisdictions in addition to the United States have established abbreviated pathways for regulatory approval of biological products that are biosimilar to earlier approved reference products. For example, the European Union has had an established regulatory pathway for biosimilars since 2004. However, biosimilars can only be authorized once the period of data exclusivity on the reference biological medicine has expired.
The increased likelihood of biosimilar competition has increased the risk of loss of innovators’ market exclusivity. Due to this risk, and uncertainties regarding patent protection, if our clinical candidates are approved for marketing, it is not possible to predict the length of market exclusivity for any particular product with certainty based solely on the expiration of the relevant patent(s) or the current forms of regulatory exclusivity. It is also not possible to predict changes in United States regulatory law that might reduce biological product regulatory exclusivity. The loss of market exclusivity for a product would likely materially and negatively affect revenues and we may not generate adequate or sufficient revenues from them or be able to reach or sustain profitability.
Preclinical and clinical development involve a lengthy and expensive process with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our current product candidates or any future product candidates.
All of our product candidates are in preclinical development and their risk of failure is high. It is impossible to predict when or if any of our discovery or product candidates will receive regulatory approval. To obtain the requisite regulatory approvals to commercialize any product candidates, we must demonstrate through extensive preclinical studies and lengthy, complex, and expensive clinical trials that our product candidates are safe and effective in humans. Clinical testing can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process.
The results of preclinical studies and early clinical trials or early cohorts of our clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials or later cohorts of our clinical trials. Our initial clinical trials will begin with relatively small cohorts before expanding in size in subsequent cohorts. The initial cohorts of early-stage clinical trials often involve enrollment of a small number of patients and may not be as predictive as trials with larger cohorts. Additionally, if safety issues arise in an early cohort, we may be delayed or prevented from subsequently expanding into larger trial cohorts. We may be unable to establish clinical endpoints that applicable regulatory authorities would consider clinically meaningful, and a clinical trial can fail at any stage of testing. Differences in trial design between early-stage clinical trials and later-stage clinical trials make it difficult to extrapolate the results of earlier clinical trials to later clinical trials.
Moreover, clinical data is often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in clinical trials have nonetheless failed to obtain marketing approval of their products. A number of companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unfavorable safety profiles, notwithstanding promising results in earlier trials. There is typically a high rate of failure of product candidates proceeding through clinical trials. Most product candidates that commence clinical trials are never approved as products and there can be no assurance that any of our future clinical trials will ultimately be successful or support clinical development of our current or any of our future product candidates.
We may experience delays in initiating or completing clinical trials. We also may experience numerous unforeseen events during, or as a result of, any future clinical trials that we could conduct that could delay or prevent our ability to receive marketing approval or commercialize our lead product candidates or any future product candidates, including:
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regulators or institutional review boards, or IRBs, the FDA, or ethics committees may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

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we may experience delays in reaching, or fail to reach, agreement on acceptable terms with prospective trial sites and prospective CROs as the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

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clinical trial sites deviating from trial protocol or dropping out of a trial;

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clinical trials of any product candidates may fail to show safety or efficacy, produce negative or inconclusive results and we may decide, or regulators may require us, to conduct additional preclinical studies or clinical trials or we may decide to abandon product development programs;

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the number of subjects required for clinical trials of any product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate, or subjects may drop out of these clinical trials or fail to return for post-treatment follow-up at a higher rate than we anticipate;

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our third-party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all, or may deviate from the clinical trial protocol or drop out of the trial, which may require that we add new clinical trial sites or investigators;

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we may elect to, or regulators, IRBs, or ethics committees may require that we or our investigators, suspend or terminate clinical research or trials for various reasons, including noncompliance with regulatory requirements or a finding that the participants in our trials are being exposed to unacceptable health risks;

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the cost of clinical trials of any of our product candidates may be greater than we anticipate;

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the quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be inadequate to initiate or complete a given clinical trial;

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our inability to manufacture sufficient quantities of our product candidates for use in clinical trials;

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reports from clinical testing of other therapies may raise safety or efficacy concerns about our product candidates;

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our failure to establish an appropriate safety profile for a product candidate based on clinical or preclinical data for such product candidate as well as data emerging from other studies or trials in the same class as our product candidate; and

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the FDA or applicable foreign regulatory agencies may require us to submit additional data such as long-term toxicology studies, or impose other requirements before permitting us to initiate a clinical trial.

Patient enrollment, a significant factor in the timing of clinical trials, is affected by many factors including the size and nature of the patient population, the number and location of clinical sites we enroll, the proximity of patients to clinical sites, the eligibility and exclusion criteria for the trial, the design of the clinical trial, the inability to obtain and maintain patient consents, the risk that enrolled participants will drop out before completion, competing clinical trials, and clinicians’ and patients’ perceptions as to the potential advantages of the product candidate being studied in relation to other available therapies, including any new drugs or therapeutic biologics that may be approved for the indications being investigated by us. Furthermore, we expect to rely on our collaborators, CROs, and clinical trial sites to ensure the proper and timely conduct of our future clinical trials, including the patient enrollment process, and we have limited influence over their performance. Additionally, we could encounter delays if treating physicians encounter unresolved ethical issues associated with enrolling patients in future clinical trials of our product candidates in lieu of prescribing existing treatments that have established safety and efficacy profiles.
We could also encounter delays if a clinical trial is suspended or terminated by us, the IRBs of the institutions in which such trials are being conducted, or the FDA or other regulatory authorities, or if a clinical trial is recommended for suspension or termination by the Data Safety Monitoring Board for such trial. A suspension or termination may be imposed due to a number of factors, including failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols, inspection of the clinical trial operations or trial site by the FDA or other regulatory authorities resulting in the imposition of a clinical hold, unforeseen safety issues or adverse side effects, failure to demonstrate a benefit from using a product or treatment, failure to establish or achieve clinically meaningful trial endpoints, changes in governmental regulations or administrative actions, or lack of adequate funding to continue the clinical trial. Clinical studies may also be delayed or terminated as a result of ambiguous or negative interim results. Many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates. Further, the FDA or other regulatory authorities may disagree with our clinical trial design and our interpretation of data from clinical trials, or may change the requirements for approval even after they have reviewed and commented on the design for our clinical trials.
Our product development costs will increase if we experience delays in clinical testing or marketing approvals. We do not know whether any of our clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates and may allow our competitors to bring products to market before we do, potentially impairing our ability to successfully commercialize our product candidates and harming our business and results of operations. Any delays in our clinical development programs may harm our business, financial condition, and results of operations significantly.
As an organization, we have no experience designing or implementing clinical trials. Failure to adequately design a trial, or incorrect assumptions about the design of the trial, could adversely affect the ability to initiate the trial, enroll patients, complete the trial, or obtain regulatory approval on the basis of the trial results, as well as lead to increased or unexpected costs.
The design and implementation of clinical trials is a complex process. While the employees who will implement our clinical trials have experience in the field, we, as an organization, have no experience designing and no experience implementing clinical trials, and we may not successfully or cost-effectively design and implement clinical trials that achieve our desired clinical endpoints efficiently, or at all. A clinical trial that is not well designed may delay or even prevent initiation of the trial, can lead to increased difficulty in enrolling patients, may make it more difficult to obtain regulatory approval for the product candidate on the basis of the study results, or, even if a product candidate is approved, could make it more difficult to commercialize the product successfully or obtain reimbursement from third-party payors. Additionally, a trial that is not well-designed could be inefficient or more expensive than it otherwise would have been, or we may incorrectly estimate the costs to implement the clinical trial, which could lead to a shortfall in funding.
Interim, topline, or preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data becomes available or as we make changes to our manufacturing processes and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, we may publicly disclose interim, topline, or preliminary data from our preclinical studies and clinical trials, which is based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. We also make assumptions, estimations, calculations, and conclusions as part of our analyses of data, and we may not have received or had the opportunity to fully and carefully evaluate all data. Further, modifications or improvements to our manufacturing processes for a therapy may result in changes to the characteristics or behavior of the product candidate that could cause our product candidates to perform differently and affect the results of our ongoing clinical trials. As a result, the topline results that we report may differ from future results of the same studies, or different conclusions or considerations may qualify such results, once additional data has been received and fully evaluated. Topline data also remains subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, topline data should be viewed with caution until the final data is available.
Preliminary or interim data from clinical trials is subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Adverse differences between preliminary or interim data and final data could significantly harm our business prospects. Additionally, disclosure of preliminary or interim data by us or by our competitors could result in volatility in the price of our common stock.
Further, others, including regulatory agencies, may not accept or agree with our assumptions, estimates, calculations, conclusions, or analyses or may interpret or weigh the importance of data differently, which could impact the value of the particular program, the approvability or commercialization of the particular product candidate, and our company in general. If the interim, topline, or preliminary data that we report differs from actual results, or if others, including regulatory authorities, disagree with the conclusions reached, our ability to obtain approval for, and commercialize, any of our potential product candidates may be harmed, which could harm our business, operating results, prospects, or financial condition.
We may not be able to file our INDs to commence clinical trials on the timelines we expect, and even if we are able to, the FDA may not permit us to proceed.
We expect our pipeline to yield multiple INDs, including INDs for our CNTY-101, CNTY-103, and CNTY-102 product candidates from our iPSC-derived allogeneic cell therapy platforms. We cannot be sure that submission of an IND will result in the FDA allowing testing and clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such clinical trials. The manufacturing of our product candidates remains an emerging and evolving field. Accordingly, we expect chemistry, manufacturing and control related topics, including product specifications, will be a focus of IND reviews, which may delay the clearance of INDs. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND or clinical trial application, or CTA, we cannot guarantee that such regulatory authorities will not change their requirements in the future.
We are pursuing multiple programs and product candidates in our novel cell therapy development pipeline using an approach that is designed to enable rapid incorporation of new product features. If we elect to incorporate these new features into next-generation product candidates, this may render our existing product candidates obsolete, and we may devote our limited resources in pursuit of a particular program for which there is a greater potential for success and fail to capitalize on development opportunities or product candidates including those which may be more advanced in development.
We focus on the development of programmed cellular immunotherapies for patients with cancer, including off-the-shelf NK- and T-cell product candidates derived from clonal master engineered iPSC lines. Because our iPSC-derived allogeneic cell therapy platforms are designed to enable rapid incorporation of novel functional product features in an evolving clinical setting, we may elect to incorporate these discoveries into next-generation product candidates that render our existing product candidates, including product candidates under clinical development, obsolete. Additionally, because we have limited financial and personnel resources, we may elect or be required to abandon or delay the pursuit of opportunities with existing or future product candidates, including those that may be more advanced in development than those we ultimately elect to pursue. Due to these factors, our spending on current and future research and development programs and product candidates and the scientific innovation arising from these expenditures may not yield commercially viable product candidates.
We intend to study our product candidates in patient populations with significant comorbidities that may result in deaths or serious adverse events or unacceptable side effects and require us to abandon or limit our clinical development activities.
Patients we intend to treat with our product candidates may also receive chemotherapy, radiation, and/or other cell therapy treatments in the course of treatment of their disease, and may therefore experience side effects or adverse events, including death, that are unrelated to our product candidates. While these side effects or adverse events may be unrelated to our product candidates, they may still affect the success of our clinical studies. The inclusion of critically ill patients in our clinical studies may result in deaths or other adverse medical events due to underlying disease or to other therapies or medications that such patients may receive. Any of these events could prevent us from advancing our product candidates through clinical development, and from obtaining regulatory approval, and would impair our ability to commercialize our product candidates. Any inability to advance our existing product candidates or any other product candidate through clinical development would have a material adverse effect on our business.
We may experience difficulties identifying and enrolling patients in our clinical trials. Difficulty in enrolling patients could delay or prevent clinical trials of CNTY-101 or our other product candidates.
Identifying and qualifying patients to participate in clinical trials of CNTY-101 is critical to our success. The timing of our clinical trials depends in part on the speed at which we can recruit patients to participate in testing CNTY-101, and we may experience delays in our clinical trials if we encounter difficulties in enrollment. The eligibility criteria of our clinical trials may limit the pool of available study participants as it will require patients to have specific characteristics that we can measure to ensure their disease is either severe enough or not too advanced to include them in a clinical trial. The process of finding and diagnosing patients may prove costly. We also may not be able to identify, recruit, and enroll a sufficient number of appropriate patients to complete our clinical trials because of demographic criteria for prospective patients, the perceived risks and benefits of the product candidate under study, the proximity and availability of clinical trial sites for prospective patients, and the patient referral practices of physicians. The availability and efficacy of competing therapies and clinical trials can also adversely impact enrollment. If patients are unwilling to participate in our trials for any reason, the timeline for recruiting patients, conducting trials, and obtaining regulatory approval of potential products may be delayed, the commercial prospects of CNTY-101 or our other product candidates will be harmed, and our ability to generate product revenue from any of these product candidates could be delayed or prevented. Furthermore, our inability to enroll a sufficient number of patients for our clinical trials could result in significant delays or may require us to abandon one or more clinical trials altogether. Enrollment delays in our clinical trials may result in increased development costs and jeopardize our ability to achieve our clinical development timeline and goals, including the dates by which we will commence, complete, and receive results from clinical trials. Enrollment delays in our clinical trials may also jeopardize our ability to commence sales of and generate revenues from CNTY-101 or our other product candidates. Any of these occurrences may harm our business, financial condition, and prospects significantly.
CNTY-101 and our other product candidates may cause adverse events or undesirable side effects that could delay or prevent its regulatory approval, limit the commercial profile of an approved label, or result in significant negative consequences following marketing approval, if any.
Cell therapy is still a relatively new approach to disease treatment and adverse side effects could develop. There also is the potential risk of delayed adverse events following exposure to cell therapy products due to persistent biologic activity of the genetic material or other components of products used to carry the genetic material.
We are collecting data about CNTY-101 in preclinical studies and will continue to do so in clinical trials, if and when they begin. To date, we have only evaluated CNTY-101 in preclinical mouse models and we therefore do not know the side effect profile of our products in humans. Accordingly, we may experience unexpected side effects and/or higher levels of known side effects in clinical trials, including adverse events known in cell therapies. These include the potential for, among others, cytokine release syndrome, or CRS, and neurotoxicity, or immune effector cell-associated neurotoxicity syndrome. B-cell directed therapies may also demonstrate infusion reactions/hypersensitivity, serious infections, prolonged cytopenias, hypogammaglobulinemia/B-cell aplasia, and secondary malignancies.
Any adverse events or undesirable side effects caused by, or other unexpected properties of, CNTY-101 or our other product candidates could cause us, any future collaborators, an IRB, or ethics committee or regulatory authorities to interrupt, delay, or halt clinical trials of our product candidates and could result in a more restrictive label or the delay or denial of regulatory approval by the FDA or other regulatory authorities. It is possible that as we progress CNTY-101 or our other product candidates through preclinical and clinical development, or as the use of CNTY-101 or our other product candidates become more widespread if it receives regulatory approval, illnesses, injuries, discomforts, and other adverse events that were not observed in preclinical studies or clinical trials, as well as conditions that did not occur or went undetected, will be reported by patients. If such side effects become known later in development or after approval, such findings may harm our business, financial condition, and prospects significantly. Further, if a serious safety issue is identified in connection with the use of CNTY-101 or our other product candidates commercially or in third-party clinical trials elsewhere, such issues may adversely affect the development potential of CNTY-101 or our other product candidates or result in regulatory authorities restricting our ability to develop or commercialize CNTY-101 or our other product candidates.
Further, if CNTY-101 or any of our other product candidates were to receive regulatory approval and we or others identify undesirable side effects caused by the product (or any other product) after the approval, a number of potentially significant negative consequences could result, including:
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regulatory authorities may request that we recall or withdraw the product from the market or may limit the approval of the product through labeling or other means;

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regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication or a precaution;

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we may be required to change the way the product is distributed or administered, conduct additional clinical trials, or change the labeling of the product;

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we may decide to recall or remove the product from the marketplace;

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we could be sued and/or held liable for injury caused to individuals exposed to or taking our product candidates;

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damage to the public perception of the safety of CNTY-101 or our other product candidates; and

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our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidate and could substantially increase the costs of commercializing our product candidates and significantly impact our ability to successfully commercialize our product candidates and generate revenues, all of which would materially adversely affect our business, financial condition, and results of operations.
Public opinion and scrutiny of cell-based immuno-oncology therapies for treating cancer, or negative clinical trial results from our cell-based therapy competitors, may impact public perception of our company and product candidates, or impair our ability to conduct our business.
Our iPSC-derived allogeneic cell therapy platforms utilize a relatively novel technology involving the genetic modification of iPSC’s and utilization of those modified cells in other individuals, and no iNK cell-based immunotherapy has been approved to date. Public perception may be influenced by claims, such as claims that cell-based immunotherapy is unsafe, unethical, or immoral and, consequently, our approach may not gain the acceptance of the public or the medical community. Negative public reaction to cell-based immunotherapy in general, or negative clinical trial results from our cell-based therapy competitors, could result in greater government regulation and stricter labeling requirements of cell-based immunotherapy products, including any of our product candidates, and could cause a decrease in the demand for any products we may develop. Adverse public attitudes may adversely impact our ability to enroll clinical trials. More restrictive government regulations or negative public opinion could have an adverse effect on our business or financial condition and may delay or impair the development and commercialization of our product candidates or demand for any products we may develop.
Our research and development activities could be affected or delayed as a result of possible restrictions on animal testing.
Certain laws and regulations require us to test our product candidates on animals before initiating clinical trials involving humans. Animal testing activities have been the subject of controversy and adverse publicity. Animal rights groups and other organizations and individuals have attempted to stop animal testing activities by lobbying for legislation and regulation in these areas and by disrupting these activities through protests and other means. To the extent the activities of these groups are successful, our research and development activities may be interrupted, delayed, or become more expensive.
If we do not achieve our projected development goals in the time frames we announce and expect, the commercialization of our products may be delayed.
From time to time, we estimate the timing of the accomplishment of various scientific, clinical, regulatory, manufacturing and other product development goals, which we sometimes refer to as milestones. These milestones may include the commencement or completion of preclinical studies and clinical trials and the submission of regulatory filings, including IND submissions. From time to time, we may publicly announce the expected timing of some of these milestones. All of these milestones are, and will be, based on a variety of assumptions. The actual timing of these milestones can vary significantly compared to our estimates, in some cases for reasons beyond our control. We may experience numerous unforeseen events during, or as a result of, any future clinical trials that we conduct that could delay or prevent our ability to receive marketing approval or commercialize our product candidates.
Changes in regulatory requirements, guidance from the FDA and other regulatory authorities, or unanticipated events during our clinical trials of CNTY-101 or our other product candidates may result in changes to preclinical studies or clinical trials or additional preclinical or clinical trial requirements, which could result in increased costs to us and could delay our development timeline.
Regulatory requirements governing biologic drug products, including cell therapy products, are still evolving and it is difficult to determine how long it will take or how much it will cost to obtain regulatory approvals for CNTY-101 or our other product candidates. Changes in regulatory requirements, FDA guidance or guidance from other regulatory agencies, or unanticipated events during our preclinical studies or clinical trials may force us to terminate or adjust our development program.
In addition, the clinical trial requirements of the FDA and foreign regulatory authorities and the criteria these regulators use to determine the safety and efficacy of a product candidate vary substantially according to the type, complexity, novelty, intended use, and market of such product candidates. The regulatory approval process for novel product candidates such as ours can be more expensive and take longer than for other, better known or more extensively studied product candidates. The FDA, or the applicable regulatory authorities, may impose additional preclinical or clinical trial requirements. Amendments to clinical trial protocols would require resubmission to the FDA, or the applicable regulatory authorities as well as IRBs and ethics committees for review and approval, which may adversely impact the cost, timing, or successful completion of a clinical trial. If we experience delays completing, or if we terminate, any of our clinical trials, or if we are required to conduct additional preclinical or clinical trials, the commercial prospects for CNTY-101 or our other product candidates may be harmed and our ability to generate product revenue will be delayed, and it would materially adversely affect our business, financial condition, and results of operations.
In order to market any product outside of the United States, we must comply with numerous and varying regulatory requirements of other countries regarding biologic development and commercialization. The approval process varies from country to country and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others.
Disruptions at the FDA and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire, retain, or deploy key leadership and other personnel, or otherwise prevent new or modified products from being advanced, developed, cleared or approved, or commercialized in a timely manner or at all, which could negatively impact our business.
The ability of the FDA to review and approve new products or regulatory submissions can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events, such as the ongoing COVID-19 pandemic, that may otherwise affect the FDA’s ability to perform routine functions. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable. Disruptions at the FDA and other agencies may also slow the time necessary for new biologics or modifications to cleared or approved biologics to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the United States government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities.
Separately, in response to the COVID-19 pandemic, in March 2020, the FDA announced its intention to postpone most inspections of foreign manufacturing facilities, and on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, on July 10, 2020, the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

We rely, and expect to continue to rely, on third parties to conduct, supervise, and monitor our preclinical studies, and we will rely on third parties to conduct, supervise, and monitor future clinical trials for our product candidates.
We rely on third-party CROs, study sites, and others to conduct, supervise, and monitor our preclinical studies for our product candidates and we expect to rely on third parties to similarly conduct, supervise, and monitor any future clinical trials for our product candidates. We expect to continue to rely on third parties, such as CROs, clinical data management organizations, medical institutions, and clinical investigators, to conduct our preclinical studies, and intend to rely on third parties in connection with the commencement of future clinical trials of our product candidates. Although we have agreements with these third parties governing their activities, we have limited influence over their actual performance and control only certain aspects of their activities. The failure of these third parties to successfully carry out their contractual duties or meet expected deadlines, including as a result of the impact of the COVID-19 pandemic, could substantially harm our business because we may be delayed in completing or unable to complete the studies required to support future approval of CNTY-101 and our other product candidates, or we may not obtain marketing approval for, or commercialize, CNTY-101 and our other product candidates in a timely manner or at all. Moreover, these agreements might terminate for a variety of reasons, including a failure to perform by the third parties. If we need to enter into alternative arrangements, our product development activities would be delayed and our business, financial condition, results of operations, and prospects may be materially harmed.
Our reliance on these third parties for development activities reduces our control over these activities. Nevertheless, we are responsible for ensuring that each of our studies is conducted in accordance with the applicable protocol, legal, regulatory, and scientific standards and our reliance on third parties does not relieve us of our regulatory responsibilities. For example, we will remain responsible for ensuring that each of our preclinical trials and future clinical trials is conducted in accordance with the general investigational plan and protocols for such trial. We must also ensure that our preclinical and future clinical trials are conducted in accordance with cGLP regulations, as appropriate. Moreover, the FDA and comparable foreign regulatory authorities require us to comply with cGCPs for conducting, recording, and reporting the results of clinical trials to ensure that data and reported results are credible and accurate and that the rights, integrity, and confidentiality of trial participants are protected. Regulatory authorities enforce these requirements through periodic inspections of trial sponsors, clinical investigators, and trial sites. If we or any of our third parties fail to comply with applicable cGCPs or other regulatory requirements, we or they may be subject to enforcement or other legal actions, the data generated in our preclinical trials and future clinical trials may be deemed unreliable and the FDA, or comparable foreign regulatory authorities may require us to perform additional studies.
In addition, we will be required to report certain financial interests of our third-party investigators if these relationships exceed certain financial thresholds or meet other criteria. The FDA or comparable foreign regulatory authorities may question the integrity of the data from those clinical trials conducted by investigators who may have conflicts of interest.
We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that any of our clinical trials will comply with the applicable regulatory requirements. In addition, our clinical trials must be conducted with product candidates that were produced under cGMP regulations. Failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process. We also are required to register certain clinical trials and post the results of certain completed clinical trials on a government-sponsored database, www.clinicaltrials.gov, within specified timeframes. Failure to do so can result in enforcement actions and adverse publicity.
The third parties with which we work may also have relationships with other entities, some of which may be our competitors, for whom they may also be conducting trials or other therapeutic development activities that could harm our competitive position. In addition, such third parties are not our employees, and except for remedies available to us under our agreements with such third parties we cannot control whether or not they devote sufficient time and resources to our ongoing developmental and preclinical programs. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, or conduct our preclinical studies or future clinical trials in accordance with regulatory requirements or our stated protocols, if these parties are adversely impacted by the COVID-19 pandemic limiting or materially affecting their ability to carry out their contractual duties, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our protocols, regulatory requirements or for other reasons, our preclinical and future clinical trials may be repeated, extended, delayed, or terminated; we may not be able to obtain, or may be delayed in obtaining, marketing approvals for CNTY-101 and our other product candidates; we may not be able to, or may be delayed in our efforts to, successfully commercialize CNTY-101 or our other product candidates; or we or they may be subject to regulatory enforcement actions. As a result, our results of operations and the commercial prospects for CNTY-101 and our other candidates would be harmed, our costs could increase and our ability to generate revenues could be delayed. To the extent we are unable to successfully identify and manage the performance of third-party service providers in the future, our business, financial condition, results of operations, and prospects may be materially harmed.
If any of our relationships with these third parties terminate, we may not be able to enter into arrangements with alternative providers or to do so on commercially reasonable terms. Switching or adding additional third parties involves additional cost and requires management’s time and focus. In addition, there is a natural transition period when a new third party commences work. As a result, delays could occur, which could compromise our ability to meet our desired development timelines.
We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.
Because we have limited financial and managerial resources, we focus on research programs, therapeutic platforms, and product candidates that we identify for specific indications. As a result, we may forego or delay our pursuit of opportunities with other therapeutic platforms or product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs, therapeutic platforms, and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights, including intellectual property rights, to that product candidate through collaboration, licensing, or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights.
We may explore strategic collaborations that may never materialize or we may be required to relinquish important rights to and control over the development and commercialization of our product candidates to any future collaborators.
Our business strategy includes leveraging our strategic partnership with FCDI, and may include additional future partnerships for manufacturing, product development, product commercialization, or other strategic objectives. As a result, we may in the future determine to collaborate with additional companies for development and potential commercialization of one or more therapeutic products. At the current time however, we cannot predict what form such a strategic collaboration might take. We are likely to face significant competition in seeking appropriate strategic collaborators, and strategic collaborations can be complicated and time-consuming to negotiate and document.
We may not be able to negotiate strategic collaborations on acceptable terms, if at all. Our ability to reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. If we are unable to reach agreements with suitable collaborators on a timely basis, on acceptable terms, or at all, we may have to curtail the development of a product candidate, reduce or delay one or more of our other development programs, delay our potential commercialization or reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to fund and undertake development or commercialization activities on our own, we may need to obtain additional expertise and additional capital, which may not be available to us on acceptable terms or at all. If we fail to enter into collaborations and do not have sufficient funds or expertise to undertake the necessary development and commercialization activities, we may not be able to further develop our product candidates or bring them to market or continue to develop our technology platforms and our business may be materially and adversely affected.
If and when we collaborate with a third party for development and commercialization of a product candidate, we can expect to relinquish some or all of the control over the future success of that product candidate to the third party. We are unable to predict when, if ever, we will enter into any strategic partnerships because of the numerous risks and uncertainties associated with establishing them, including:
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expenditure of substantial operational, financial and management resources;

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dilutive issuances of our securities;

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substantial actual or contingent liabilities; and

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termination or expiration of the arrangement, which would delay the development and may increase the cost of developing our product candidates.

Strategic partners may also delay clinical trials, experience financial difficulties, provide insufficient funding, terminate a clinical trial, or abandon a product candidate, which could negatively impact our development efforts. Additionally, strategic partners may not properly maintain, enforce, or defend our intellectual property rights or may use our proprietary information in a manner that could jeopardize or invalidate our proprietary information or expose us to potential litigation, any of which could adversely affect our business, financial position, and operations.
If our collaborations do not result in the successful development and commercialization of products or if one of our collaborators terminates its agreement with us, we may not receive any future research funding or milestone or royalty payments under the collaboration. All of the risks relating to product development, regulatory approval, and commercialization described in this prospectus also apply to the activities of our program collaborators. Additionally, subject to its contractual obligations to us, if one of our collaborators is involved in a business combination, the collaborator may deemphasize or terminate the development or commercialization of any product candidate licensed to it by us. If our collaborator terminates its agreement with us, it may find it more difficult to attract new collaborators.
Risks related to manufacturing
The manufacture and distribution of our iPSC-derived cell product candidates is complex and subject to a multitude of risks. These risks could substantially increase our costs and limit the clinical and commercial supply of our product candidates.
The manufacture and supply of our product candidates involve novel processes that are more complex than those required for most drugs, biologics and other cellular immunotherapies and, accordingly, present significant challenges and are subject to multiple risks. These complex processes include reprogramming human somatic cells to obtain iPSCs, genetically engineering these iPSCs, and differentiating the iPSCs to obtain the desired product candidate. As a result of the complexities in manufacturing biologics and distributing cell therapies, the cost to manufacture and distribute biologics and cell therapies in general, and our cell product candidates in particular, is generally higher than traditional small molecule chemical compounds. In addition, our cost of goods development is at an early stage. The actual cost to manufacture and process our product candidates could be greater than we expect and could materially and adversely affect the commercial viability of our product candidates.
We have no direct experience in the manufacture of cell-based therapies. We are still developing with third parties optimized and reproducible manufacturing processes for clinical and commercial-scale manufacturing of our product candidates, and none of our manufacturing processes have been validated for commercial production of our product candidates. In addition, we are still optimizing our protocols for the supply and transport of our product candidates for distribution to clinical trial sites. Although we are working to develop reproducible and commercially viable manufacturing processes for our product candidates, and effective protocols for the supply and transport of our product candidates, doing so is a difficult and uncertain task.
We may make changes as we continue to develop and refine the manufacturing and distribution processes for our product candidates for clinical trials and commercialization, and we cannot be sure that even minor changes in these processes will not cause our product candidates to perform differently and affect the results of our ongoing and planned clinical trials or the performance of the product once commercialized. In some circumstances, changes in our manufacturing operations, including to our protocols, processes, materials, or facilities used, may require us to perform additional preclinical or comparability studies, or to collect additional clinical data from patients prior to undertaking additional clinical studies or filing for regulatory approval for a product candidate. These requirements may lead to delays in our clinical development and commercialization plans for our product candidates, and may increase our development costs substantially.
Cell-based therapies depend on the availability of reagents and specialized materials and equipment which in each case are required to be acceptable to the FDA and foreign regulatory agencies, and such reagents, materials, and equipment may not be available to us on acceptable terms or at all. We rely on third-party suppliers for various components, materials, and equipment required for the manufacture of our product candidates and do not have supply arrangements for certain of these components.
Manufacturing our product candidates requires many reagents and other specialty materials and equipment, some of which are manufactured or supplied by small companies with limited resources and experience to support commercial biologics production. To date, we and our clinical cell processing facilities and CMOs have purchased equipment, materials, and disposables, such as automated cell washing devices, automated cell warming units, commercially available media, and cell transfer and wash sets, used for the manufacture of our existing product candidates from third-party suppliers. Some of these suppliers may not have the capacity to support commercial products manufactured under cGMP by biopharmaceutical firms or may otherwise be ill-equipped to support our needs. Reagents and other key materials from these suppliers may have inconsistent attributes and introduce variability into our manufactured product candidates, which may contribute to variable patient outcomes and possible adverse events. We rely on the general commercial availability of materials required for the manufacture of our product candidates, and do not have supply contracts with many of these suppliers and may not be able to obtain supply contracts with them on acceptable terms or at all. Even if we are able to enter into such contracts, we may be limited to a sole third party for the supply of certain required components, including our pharmacologic modulators and components for our cell processing media. As a result of the COVID-19 pandemic, the business and operations of our suppliers may be disrupted or delayed, and we in turn may experience disruptions or delays in our supply chain. An inability to continue to source product from any of these suppliers, which could be due to the impacts of the COVID-19 pandemic, regulatory actions, or requirements affecting the supplier, adverse financial or other strategic developments experienced by a supplier, labor disputes or shortages, unexpected demands, or quality issues, could adversely affect our ability to satisfy demand for our product candidates, which could adversely and materially affect our product sales and operating results or our ability to conduct clinical trials, either of which could significantly harm our business.
If we are required to change suppliers, or modify the components, equipment, materials, or disposables used for the manufacture of our product candidates, we may be required to change our manufacturing operations or clinical trial protocols or to provide additional data to regulatory authorities in order to use any alternative components, equipment, materials, or disposables, any of which could set back, delay, or increase the costs required to complete our clinical development and commercialization of our product candidates. Additionally, any such change or modification may adversely affect the safety, efficacy, stability, or potency of our product candidates, and could adversely affect our clinical development of our product candidates and harm our business.
We currently rely on third parties for the manufacture of our product candidates for development, however, we intend to operate our own manufacturing facility in the future for the production of certain of our product candidates.
We currently do not operate manufacturing facilities and rely on FCDI for the manufacture of our product candidates and CMOs for the manufacture of related raw materials for clinical and preclinical development. If we are unable to successfully construct our own manufacturing facilities, we expect to rely on third parties for commercial manufacture if any of our product candidates receive marketing approval. We have partnered with FCDI for the manufacture and supply of our product candidates for future clinical development, as well as to establish commercial supplies of our product candidates, if approved. If either of our Manufacturing Agreement or Master Collaboration Agreement with FCDI terminates, and if we need to enter into alternative arrangements, our product development activities would be delayed and our business, financial condition, results of operations, and prospects may be materially harmed. See “Business--Licensing, partnerships and collaboration—Fujifilm Cellular Dynamics, Inc.—Manufacturing and Supply Agreement” and “Business—Licensing, partnerships and collaboration—Fujifilm Cellular Dynamics, Inc.—Master Collaboration Agreement” for a description of our Manufacturing Agreement and Master Collaboration Agreement with FCDI. We are investing in the construction of our own 53,000 square foot cell therapy manufacturing facility in Branchburg, New Jersey, but there can be no assurance our manufacturing facility will become operational on schedule or at all.
The facilities used by us, FCDI, and any other manufacturers with which we may collaborate must be approved by the FDA pursuant to inspections that will be conducted after we submit a BLA to the FDA. For manufacturing facilities in which we do not operate, we do not control the manufacturing process of, and are completely dependent on, CMOs for compliance with cGMP requirements for the manufacture of biologic products. If these CMOs cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or others, they will not be able to secure and/or maintain regulatory approval for their manufacturing facilities. In addition, we have no control over the ability of CMOs to maintain adequate quality control, quality assurance, and qualified personnel. If the FDA or a comparable foreign regulatory authority does not approve these facilities for the manufacture of our product candidates or if it withdraws any such approval in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain regulatory approval for or market our product candidates, if approved. Our failure, or the failure of our CMO, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, seizures or recalls of product candidates or products, operating restrictions, and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates.
Our or a CMO’s failure to execute on our manufacturing requirements, to do so on commercially reasonable terms and comply with cGMP could adversely affect our business in a number of ways, including:
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an inability to initiate or continue clinical trials of CNTY-101 or our other product candidates under development;

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delay in submitting regulatory applications, or receiving marketing approvals, for our product candidates;

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subjecting third-party manufacturing facilities or our manufacturing facilities to additional inspections by regulatory authorities;

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requirements to cease development or to recall batches of our product candidates; and

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in the event of approval to market and commercialize CNTY-101 or our other product candidates, an inability to meet commercial demands for CNTY-101 or our other product candidates.

Any performance failure on the part of us or our existing or future CMOs could delay clinical development or marketing approval, and any related remedial measures may be costly or time-consuming to implement. If our current CMOs cannot perform as agreed, we may be required to replace such manufacturers and we may be unable to replace them on a timely basis or at all.
Our current and anticipated future dependence upon CMOs for the manufacture of our product candidates or products may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.
Delays in commissioning and receiving regulatory approvals for our manufacturing facilities could delay our development plans and thereby limit our ability to generate revenues.
We believe that internal cGMP manufacturing is important to facilitate clinical product supply, lower the risk of manufacturing disruptions, and enable more cost-effective manufacturing. We believe our Branchburg, New Jersey facility, once complete, will allow us to supply certain of our product candidates needed for our early-stage clinical trials and preclinical studies. The design, construction, qualification, and regulatory approvals for such facilities require substantial capital and technical expertise and any delay could limit our development activities and our opportunities for growth, or negatively impact our financial results.
Furthermore, our manufacturing facility will be subject to ongoing, periodic inspection by the FDA and other comparable regulatory agencies to ensure compliance with cGMP. Our failure to follow and document our adherence to these regulations or other regulatory requirements may lead to significant delays in the availability of products for clinical use or may result in the termination of or a hold on a clinical study. Failure to comply with applicable regulations could also result in sanctions being imposed on us, including fines, injunctions, civil penalties, a requirement to suspend or put on hold one or more of our clinical trials, failure of regulatory authorities to grant marketing approval of our product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates, operating restrictions, and criminal prosecutions, any of which could materially adversely affect our business, financial condition, results of operations, and growth prospects.
We also may encounter problems with the following:
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complying with regulations regarding donor traceability, manufacturing, release of product candidates and other requirements from regulatory authorities outside the United States;

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achieving adequate or clinical-grade materials that meet regulatory agency standards or specifications with consistent and acceptable production yield and costs;

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bacterial, fungal, or viral contamination in our manufacturing facility; and

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shortages of qualified personnel, raw materials, or key contractors.

Our product candidates, if approved by applicable regulatory authorities, may require significant commercial supply to meet market demand. In these cases, we may need to increase, or “scale up,” the production process by a significant factor over the initial level of production. If we fail to develop sufficient manufacturing capacity and experience, whether internally or with a third party, are delayed in doing so, or fail to manufacture our product candidates economically or on reasonable scale or volumes, or in accordance with cGMP, or if the cost of this scale-up is not economically feasible, our development programs and commercialization of any approved products will be materially adversely affected and we may not be able to produce our product candidates in a sufficient quantity to meet future demand and our business, financial condition, results of operations, and growth prospects may be materially adversely affected.
We are dependent on third parties to store our CAR-iNK and CAR-iT cells and master and working cell banks of the engineered iPSC cells.
The CAR-iNK and CAR-iT cells and the master and working cell banks of the engineered iPSC cells are stored in freezers at third-party biorepositories and will also be stored in our freezers at our production facility if and when it becomes operational. If these materials are damaged at these facilities, including by the loss or malfunction of these freezers or our back-up power systems, as well as by damage from fire, power loss or other natural disasters, we would need to establish replacement CAR-iNK and CAR-iT cells and master and working cell banks of the engineered iPSC cells, which would impact clinical supply and delay patient treatment. If we are unable to establish replacement materials, we could incur significant additional expenses and liability to patients whose treatment is delayed, and our business could suffer.
Risks related to commercialization of our product candidates
If we are unable to successfully commercialize CNTY-101 or any of our other product candidates for which we receive regulatory approval, or experience significant delays in doing so, our business will be materially harmed.
If we are successful in obtaining marketing approval from applicable regulatory authorities for CNTY-101 or any of our other product candidates, our ability to generate revenues from such product candidates will depend on our success in:

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launching commercial sales of our product candidates, whether alone or in collaboration with others;

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receiving an approved label with claims that are necessary or desirable for successful marketing, and that does not contain safety or other limitations that would impede our ability to market our product candidates;

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creating market demand for our product candidates through marketing, sales, and promotion activities;

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hiring, training, and deploying a sales force or contracting with third parties to commercialize our product candidates;

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manufacturing, either on our own or through third parties, product candidates in sufficient quantities and at acceptable quality and cost to meet commercial demand at launch and thereafter;

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establishing and maintaining agreements with wholesalers, distributors, and group purchasing organizations on commercially reasonable terms;

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creating partnerships with, or offering licenses to, third parties to promote and sell product candidates in foreign markets where we receive marketing approval;

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obtaining, maintaining, protecting, and enforcing patent and trade secret protection and regulatory exclusivity for our product candidates;

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achieving market acceptance of our product candidates by patients, the medical community, and third-party payors;

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achieving appropriate reimbursement for our product candidates;

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effectively competing with other therapies; and

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maintaining an acceptable tolerability profile of our product candidates following launch.

To the extent we are not able to do any of the foregoing, our business, financial condition, results of operations, and prospects will be materially harmed.
We face significant competition, and if our competitors develop product candidates more rapidly than we do or their product candidates are more effective, our ability to develop and successfully commercialize products may be adversely affected.
The biopharmaceutical and pharmaceutical industries are characterized by rapid innovation, intense and dynamic competition and a strong emphasis on proprietary and novel products and product candidates. While we believe that our technology, scientific knowledge, and experience in the field of cellular immunotherapy provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biopharmaceutical companies, academic institutions, governmental agencies, and public and private research institutions, as well as standard-of-care treatments, and new products undergoing development and combinations of existing and new therapies. Any product candidates that we successfully develop and commercialize will compete with existing therapies and new therapies, including combinations thereof, that may become available in the future. We compete with these organizations to recruit management, scientists, and clinical development personnel, which could negatively affect our level of expertise and our ability to execute our business plan. We will also face competition in establishing clinical trial sites, enrolling subjects for clinical trials, and in identifying and in-licensing new product candidates. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.
We are developing off-the-shelf cell therapies by differentiating engineered iPSC into NK-, T-, or other immune cells for the treatment of various cancers. While we believe our genetically-engineered immune effector cell therapies derived from iPSC are highly differentiated, a number of companies are currently focused on the development of cellular immunotherapies for the treatment of cancer. In addition, because reprogramming technology and gene editing technology are available on a non-exclusive basis, the number of companies developing iPSC-derived products and products using gene editing technology is expected to increase, which will increase competitive pressure on us. Moreover, the reprogramming technology licensed to us from FCDI and the gene editing technology licensed to us from Inscripta, Inc. are each licensed to us on a non-exclusive basis, and therefore third parties may obtain licenses to the same technology to compete with us.
Many of our competitors have significantly greater financial, technical, manufacturing, marketing, sales, and supply resources or experience than we do. If we successfully obtain approval for any product candidate, we will face competition based on many different factors, including the safety and effectiveness of our products, the ease with which our products can be administered and the extent to which patients accept relatively new routes of administration, the timing and scope of regulatory approvals for these products, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage, and patent position. Competing products could present superior treatment alternatives, including by being more effective, safer, more convenient, less expensive, or marketed and sold more effectively than any products we may develop. Our competitors also may obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market. Competitive products may make any products we develop obsolete or noncompetitive before we recover the expense of developing and commercializing our product candidates. If we are unable to compete effectively, our opportunity to generate revenue from the sale of our products we may develop, if approved, could be adversely affected.
We expect to face uncertainty regarding the pricing of our existing product candidates and any other product candidates that we may develop.
Due to the novel nature of our product candidates, we face significant uncertainty as to the pricing of any such products for which we may receive marketing approval. While we anticipate that pricing for any product candidates that we develop will be relatively high due to their anticipated use in the prevention or treatment of life-threatening diseases where therapeutic options are limited, the biopharmaceutical industry has recently experienced significant pricing pressures, including in the area of orphan drug products. In particular, drug pricing and other healthcare costs continue to be subject to intense political and societal pressures, which we anticipate will continue and escalate on a global basis. These pressures may result in harm to our business and reputation, cause our stock price to decline or experience periods of volatility, and adversely affect results of operations and our ability to raise funds.
In addition, we expect to experience pricing pressures in connection with the pricing of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription medicines, medical devices and surgical procedures and other treatments, has become very intense. As a result, increasingly high barriers are being erected to the successful commercialization of new products. Further, the adoption and implementation of any future governmental cost containment or other health reform initiative may result in additional downward pressure on the price that we may receive for any approved product.
The insurance coverage and reimbursement status of newly-approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for new products could limit our product revenues.
Our ability to commercialize any of our product candidates successfully will depend in part on the extent to which reimbursement for these products and related treatments will be available from government health administration authorities, private health insurers, and other organizations. In the United States, the principal decisions about reimbursement for new therapies are typically made by Centers for Medicare and Medicaid Services, or CMS, an agency within the United States Department of Health and Human Services. CMS decides whether and to what extent a new therapy will be covered and reimbursed under Medicare, and private payors tend to follow CMS determinations to a substantial degree. The availability and extent of reimbursement by governmental and private payors is essential for most patients to be able to afford expensive treatments, such as cellular immunotherapy. There is significant uncertainty related to the insurance coverage and reimbursement of newly approved products by government and third-party payors. In particular, there is no body of established practices and precedents for reimbursement of cellular immunotherapies, and it is difficult to predict what the regulatory authority or private payor will decide with respect to reimbursement levels for novel products such as ours. Our products may not qualify for coverage or direct reimbursement, or may be subject to limited reimbursement. If reimbursement or insurance coverage is not available, or is available only to limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be sufficient to allow us to establish or maintain pricing to generate income.
In addition, reimbursement agencies in foreign jurisdictions may be more conservative than those in the United States. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable revenues and profits. Moreover, increasing efforts by governmental and third-party payors, in the United States and abroad, to cap or reduce healthcare costs may cause such organizations to limit both coverage and level of reimbursement for new products approved, and as a result, they may not cover or provide adequate payment for our product candidates. Failure to obtain or maintain adequate reimbursement for any products for which we receive marketing approval will adversely affect our ability to achieve commercial success, and could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products, and our overall financial condition.
Even if we obtain regulatory and marketing approval for a product candidate, our product candidates will remain subject to regulatory oversight.
Even if we receive marketing and regulatory approval for CNTY-101 or any of our other product candidates, regulatory authorities may still impose significant restrictions on the indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies. CNTY-101 and our other product candidates will also be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, and submission of safety and other post-market information. The FDA has significant post-market authority, including, for example, the authority to require labeling changes based on new safety information and to require post-market studies or clinical trials to evaluate serious safety risks related to the use of a biologic. Any regulatory approvals that we receive for CNTY-101 or our other product candidates may also be subject to a risk evaluation and mitigation strategy, or REMS, limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including post-approval clinical trials, and surveillance to monitor the quality, safety, and efficacy of the product, all of which could lead to lower sales volume and revenue. For example, the holder of an approved BLA is obligated to monitor and report adverse events and any failure of a product to meet the specifications in the BLA. The holder of an approved BLA also must submit new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling, or manufacturing process. Advertising and promotional materials must comply with FDA rules and are subject to FDA review, in addition to other potentially applicable federal and state laws.
In addition, product manufacturers and their facilities are subject to payment of user fees and continual review and periodic inspections by the FDA and other regulatory authorities for compliance with cGMP requirements and adherence to commitments made in the BLA or foreign marketing application. If we, or a regulatory authority, discover(s) previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured or disagrees with the promotion, marketing or labeling of that product, a regulatory authority may impose restrictions relative to that product, the manufacturing facility or us, including requiring recall or withdrawal of the product from the market or suspension of manufacturing.
If we or our contractors fail to comply with applicable regulatory requirements following approval of CNTY-101 or our other product candidates, a regulatory authority may:
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issue a warning letter asserting that we are in violation of the law;

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request voluntary product recalls;

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seek an injunction or impose administrative, civil, or criminal penalties or monetary fines;

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suspend or withdraw regulatory approval;

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suspend any ongoing clinical trials;

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refuse to approve a pending BLA or comparable foreign marketing application (or any supplements thereto);

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restrict the marketing or manufacturing of the product;

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seize or detain the product or otherwise require the withdrawal of the product from the market;

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refuse to permit the import or export of product candidates; or

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refuse to allow us to enter into supply contracts, including government contracts.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. The occurrence of any event or penalty described above may inhibit our ability to commercialize CNTY-101 or our other product candidates and adversely affect our business, financial condition, results of operations, and prospects.
Even if we receive marketing approval for CNTY-101 or our other product candidates, we may not achieve broad market acceptance.
The commercial success of CNTY-101 or our other product candidates, if developed and approved for marketing by the FDA or comparable foreign regulatory authority, will depend upon the awareness and acceptance of CNTY-101 or such other product candidate among the medical community, including physicians, patients, advocacy groups, and healthcare payors. Market acceptance of our product candidates, if approved, will depend on a number of factors, including, among others:
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the prevalence and severity of any adverse side effects associated with our product candidates;

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limitations or warnings contained in the labeling approved for our product candidates by the FDA or comparable foreign regulatory authority, such as a “black box” warning;

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availability of alternative treatments, including any competitive therapies in development that could be approved or commercially launched prior to approval of our product candidates;

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the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

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the strength of marketing and distribution support and timing of market introduction of competitive products;

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pricing;

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payor acceptance;

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the impact of any future changes to the United States healthcare system;

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the effectiveness of our sales and marketing strategies; and

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the likelihood that the FDA may require development of a REMS, as a condition of approval or post-approval or may not agree with our proposed REMS or may impose additional requirements that limit the promotion, advertising, distribution, or sales of our product candidates.

If CNTY-101 or any of our other product candidates are approved but do not achieve an adequate level of acceptance by patients, advocacy groups, physicians and payors, we may not generate sufficient revenue to become or remain profitable and our business, financial condition, and results of operations could be materially adversely affected. Our efforts to educate the medical community and third-party payors about the benefits of CNTY-101 and our other product candidates may require significant resources and may never be successful.
Even if we receive marketing approval for CNTY-101 or our other product candidates in the United States, we may never receive regulatory approval to market CNTY-101 or our other product candidates outside of the United States.
In order to market any product outside of the United States, we must establish and comply with the numerous and varying safety, efficacy, and other regulatory requirements of other jurisdictions, including potential additional clinical trials and/or preclinical studies. Approval procedures vary among jurisdictions and can involve additional testing and additional administrative review periods. The time required to obtain approvals in other jurisdictions might differ from that required to obtain FDA approval. The marketing approval processes in other jurisdictions may implicate all of the risks detailed above regarding FDA approval in the United States as well as other risks. In particular, in many jurisdictions outside of the United States, products must receive pricing and reimbursement approval before the product can be commercialized. Obtaining this approval can result in substantial delays in bringing products to market in such jurisdictions. Marketing approval in one jurisdiction does not necessarily ensure marketing approval in another, but a failure or delay in obtaining marketing approval in one country may have a negative effect on the regulatory process or commercial activities in others. Failure to obtain marketing approval in other jurisdictions or any delay or other setback in obtaining such approval would impair our ability to market a product candidate in such foreign markets. Any such impairment would reduce the size of our potential market, which could have a material adverse impact on our business, financial condition, results of operations, and prospects.
We may be unable to establish effective marketing, sales and distribution capabilities or enter into agreements with third parties to market and sell CNTY-101 or our other product candidates, if approved.
We currently do not have a commercial infrastructure for the marketing, sale, and distribution of CNTY-101, or our other product candidates. If CNTY-101 or our other product candidates receive marketing approval, we intend to commercialize such product candidates in the United States and potentially in other geographies. In order to commercialize our products, we must build our marketing, sales, and distribution capabilities or make arrangements with third parties to perform these services. We may not be successful in doing so. Should we decide to move forward in developing our own marketing capabilities, we may incur expenses prior to product launch or even approval in order to recruit a sales force and develop a marketing and sales infrastructure. If a commercial launch is delayed as a result of the FDA’s or comparable foreign regulatory authority’s requirements or for other reasons, we would incur these expenses prior to being able to realize any revenue from sales of CNTY-101 and our other product candidates. Even if we are able to effectively hire a sales force and develop a marketing and sales infrastructure, our sales force and marketing teams may not be successful in commercializing CNTY-101 or our other product candidates. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.
We may also or alternatively decide to collaborate with third-party marketing and sales organizations to commercialize any approved product candidates in the United States, in which event, our ability to generate product revenues may be limited. To the extent we rely on third parties to commercialize any products for which we obtain regulatory approval, we may receive less revenues than if we commercialized these products ourselves, which could materially harm our prospects. In addition, we would have less control over the sales efforts of any other third parties involved in our commercialization efforts, and could be held liable if they failed to comply with applicable legal or regulatory requirements.
We have no prior experience in the marketing, sale, and distribution of biopharmaceutical products, and there are significant risks involved in building and managing a commercial infrastructure. The establishment and development of commercial capabilities, including compliance plans, to market any products we may develop will be expensive and time-consuming and could delay any product launch, and we may not be able to successfully develop this capability. We will have to compete with other biopharmaceutical and pharmaceutical companies to recruit, hire, train, manage, and retain marketing and sales personnel, which is expensive and time-consuming and could delay any product launch. Developing our sales capabilities may also divert resources and management attention away from product development.
In the event we are unable to develop a marketing and sales infrastructure, we may not be able to commercialize CNTY-101 or our other product candidates in the United States or elsewhere, which could limit our ability to generate product revenues and materially harm our business, financial condition, results of operations, and prospects.

If the market opportunities for our products are smaller than we believe they are, our revenue may be adversely affected, and our business may suffer.
Cancer therapies are sometimes characterized as first-line, second-line, or third-line, and the FDA often approves new therapies initially only for third-line use. When cancer is detected early enough, first-line therapy, usually chemotherapy, hormone therapy, surgery, radiation therapy, or a combination of these, is sometimes adequate to cure the cancer or prolong life without a cure. Second- and third-line therapies are administered to patients when prior therapy is not effective. Initial planned clinical trials are expected to enroll patients who have received other available therapies in order to first evaluate whether the product is safe and whether there is any activity. We do not know at this time whether CNTY-101 or any of our other product candidates will be safe for use in humans or whether they will demonstrate any anti-cancer activity. Subsequently, we plan to conduct additional clinical trials depending on the activity we note in the initial clinical trials. If the activity is sufficient, we may initially seek approval of any product candidates we develop as a therapy for patients who have received one or more prior treatments. Subsequently, for those products that prove to be sufficiently beneficial, if any, we would expect to seek approval potentially in earlier lines of therapy, but there is no guarantee that product candidates we develop, even if approved for later lines of therapy, would be approved for earlier lines of therapy, and, prior to any such approvals, we may have to conduct additional clinical trials.
We focus our research and product development on differentiating engineered iPSC into NK-, T-, or other immune cells for the treatment of various cancers. Our projections of both the number of people who have these cancers, as well as the subset of people with these cancers who have the potential to benefit from treatment with our product candidates, are based on beliefs and estimates. These estimates have been derived from a variety of sources, including the scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect. Further, new trials may change the estimated incidence or prevalence of such cancers. The total addressable market across all of our product candidates will ultimately depend upon, among other things, the diagnosis criteria included in the final label for each of our product candidates approved for sale for these indications, the availability of alternative treatments and the safety, convenience, cost, and efficacy of our product candidates relative to such alternative treatments, acceptance by the medical community and patient access, drug and biologic pricing, and reimbursement. The number of patients in the United States and other major markets and elsewhere may turn out to be lower than expected, patients may not be otherwise amenable to treatment with our products, or new patients may become increasingly difficult to identify or gain access to, all of which would adversely affect our results of operations and our business.
Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.
Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:
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the timing and cost of, and level of investment in, research, development, regulatory approval, and commercialization activities relating to CNTY-101 and our other product candidates, which may change from time to time;

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coverage and reimbursement policies with respect to CNTY-101 and our other product candidates, if approved, and potential future drugs or biologics that compete with our products;

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the cost of manufacturing CNTY-101 and our other product candidates, which may vary depending on the quantity of production and the terms of our agreements with CMOs;

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the timing and amount of the milestone or other payments we must make to the licensors and other third parties from whom we have in-licensed or acquired our product candidates;

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the level of demand for any approved products, which may vary significantly;

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future accounting pronouncements or changes in our accounting policies; and

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any other change in the competitive landscape of our industry, including consolidation among our competitors or partners.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. Investors should not rely on our past results as an indication of our future performance.
This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, or if the forecasts we provide to the market are below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated revenue or earnings guidance we may provide.
Risks related to employee matters, managing growth and other risks related to our business
We are dependent on the services of our management and other clinical and scientific personnel, and if we are not able to retain these individuals or recruit additional management or clinical and scientific personnel, our business will suffer.
Our success depends in part on our continued ability to attract, retain, and motivate highly qualified management, clinical, and scientific personnel, many of whom have been instrumental for us and have substantial experience with our iPSC-derived allogeneic cell therapy platforms, underlying technologies, and related product candidates. Given the specialized nature of our iPSC-derived allogeneic cell therapy platforms and the fact that ours is a novel and emerging field, there is an inherent scarcity of experienced personnel in this field. As we continue developing our product candidates in our pipeline, we will require personnel with medical, scientific, or technical qualifications specific to each program.
We are highly dependent upon our senior management, particularly Osvaldo Flores, Ph.D., our Chief Executive Officer, as well as our senior scientists and other members of our executive team. The loss of services of any of these individuals could delay or prevent the successful development of our product pipeline, initiation or completion of our planned clinical trials, or the commercialization of CNTY-101 and our other product candidates. We have executed employment agreements or offer letters with each member of our senior management team, these agreements are terminable at will with or without notice and, therefore, we may not be able to retain their services as expected. We do not currently maintain “key person” life insurance on the lives of our executives or any of our employees. This lack of insurance means that we may not have adequate compensation for the loss of the services of these individuals.
Our research and development programs, clinical operations, and sales and marketing efforts depend on our ability to attract and retain highly skilled scientists, engineers, and sales professionals. The competition for qualified personnel in the biotechnology and pharmaceutical industries is intense, and we have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications on acceptable terms, or at all. Many of the companies with which we compete for experienced personnel have greater resources than we do, and any of our employees may terminate their employment with us at any time. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached legal obligations, resulting in a diversion of our time and resources, and potentially, damages. In addition, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived benefits of our stock awards decline, it may harm our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects would be harmed.

We will need to increase the size and capabilities of our organization, and we may experience difficulties in managing our growth.
As of April 30, 2021, we had 107 employees and consultants and most of our employees are full-time. As our development and commercialization plans and strategies develop, and as we transition into operating as a public company, we must add a significant number of additional managerial, operational, financial, and other personnel. Future growth will impose significant added responsibilities on members of management, including:
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identifying, recruiting, integrating, maintaining, and motivating additional employees;

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managing our internal development efforts effectively, including the clinical and FDA or other comparable authority review process for CNTY-101 and our other product candidates, while complying with our contractual obligations to contractors and other third parties; and

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improving our operational, financial, and management controls, reporting systems, and procedures.

Our future financial performance and our ability to commercialize CNTY-101 and our other product candidates, if approved, will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities. In addition, we expect to incur additional costs in hiring, training, and retaining such additional personnel.
If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize CNTY-101 and our other product candidates and, accordingly, may not achieve our research, development, and commercialization goals.
The COVID-19 pandemic, or a similar pandemic, epidemic, or outbreak of an infectious disease, may materially and adversely affect our business and our financial results and could cause a disruption to the development of our product candidates.
Public health crises, such as pandemics or similar outbreaks, could adversely impact our business. A novel virus, severe acute respiratory syndrome coronavirus 2, or SARS-CpV-2 or coronavirus, which causes COVID-19 has spread to most countries across the world, including all 50 states within the United States and Canadian Provinces, including Philadelphia, Pennsylvania, Washington, and Hamilton, Ontario where our operations are located, and Madison, Wisconsin, where the manufacturing site for our product candidates is located. The coronavirus pandemic is evolving and has led to the implementation of various responses, including government-imposed quarantines, travel restrictions, and other public health safety measures. The extent to which the coronavirus impacts our operations or those of our consultants and collaborators, including FCDI, will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information that will emerge concerning the severity of the coronavirus, new strains or mutations of the coronavirus, and the actions to contain the coronavirus or treat its impact, among others. In response to the spread of COVID-19, we have closed our executive offices with our administrative employees continuing their work outside of our offices and limited the number of staff in any given research and development laboratory and have taken other precautionary measures as well, including the periodic testing of our employees. We have experienced modest delays in our discovery and development activities as a result of the COVID-19 pandemic, primarily due to temporary and partial shutdowns at certain of our CROs and academic institutions that have since resumed operations, and due to the Pennsylvania, Washington, and Ontario stay-at-home orders.
Potential disruptions to our preclinical development efforts include, but are not limited to:
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delays or disruptions in preclinical experiments and IND-enabling studies due to restrictions of on-site staff, limited or no access to animal facilities, and unforeseen circumstances at contract research organizations (CROs) and vendors;

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limitations on employee or other resources that would otherwise be focused on the conduct of our preclinical work, including because of sickness of employees or their families, the desire of employees to avoid travel or contact with large groups of people, an increased reliance on working from home, school closures, or mass transit disruptions; and
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delays in necessary interactions with regulators, ethics committees, and other important agencies and contractors.

We have not yet commenced clinical trial activities for any of our product candidates. If we commence clinical trials for one or more of our product candidates, potential disruptions of those clinical activities as a result of COVID-19 or similar pandemics include, but are not limited to the interruption of key clinical trial activities, enrolling patients in clinical trials, interruption of, or delays in receiving, supplies of our product candidates, regulatory delays, changes in regulations as part of a response to the COVID-19 pandemic, and additional delays, difficulties, or interruptions as a result of current or future shutdowns.
The COVID-19 global pandemic continues to rapidly evolve. Although many countries, including certain countries in Europe and the United States, have re-opened, rises in new cases have caused certain countries to re-initiate restrictions. The extent to which the outbreak may affect our preclinical studies, clinical trials, business, financial condition, and results of operations will depend on future developments, which are highly uncertain and cannot be predicted at this time, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, the availability of vaccines, and actions to contain the outbreak or treat its impact. Additionally, we are unable to predict if a different pandemic could have similar or different impacts on our business, financial condition, or share price. Future developments in these and other areas present material uncertainty and risk with respect to our clinical trials, business, financial condition, and results of operations.
We have incurred indebtedness, and we may incur additional indebtedness, which could adversely affect our business.
As of May 31, 2021, we had an outstanding balance of $10.0 million under our Loan and Security Agreement with Hercules Capital, Inc., or the Loan Agreement. Our indebtedness could have important consequences to our stockholders. For example, it:
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increases our vulnerability to adverse general economic and industry conditions;

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limits our flexibility in planning for, or reacting to, changes in our business or the industries in which we operate by restricting our ability to make acquisitions, investments or divestments, or take other corporate actions quickly; and

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limits our ability to obtain additional financing or refinancing in the future for working capital, clinical trials, research and development, or other purposes.

Any of the above-listed factors could materially adversely affect our business, financial condition, results of operations, and cash flows. The Loan Agreement also contains certain financial and other covenants, including limitations on, among other things, additional indebtedness, out licensing, paying dividends in certain circumstances, and making certain acquisitions and investments. Any failure to comply with the terms, covenants and conditions of the Loan Agreement may limit our ability to draw upon additional tranches of term loans and may result in an event of default under such agreement, which could have a material adverse effect on our business, financial condition, and results of operations.
We are subject to various foreign, federal, and state healthcare and privacy laws and regulations, and our failure to comply with these laws and regulations could harm our results of operations and financial condition.
Our business operations and current and future arrangements with investigators, healthcare professionals, consultants, third-party payors, and customers expose us to broadly applicable foreign, federal and state fraud and abuse, and other healthcare and privacy laws and regulations. These laws may constrain the business or financial arrangements and relationships through which we conduct our operations, including how we research, market, sell, and distribute any products for which we obtain marketing approval. Such laws include:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons, or entities from knowingly and willfully soliciting, offering, receiving, or providing any remuneration (including any kickback, bribe, or certain rebates), directly or indirectly, overtly or covertly, in cash or in-kind, in return for, either the referral of an individual or the purchase, lease, or order, or arranging for or recommending the purchase, lease, or order of any good, facility, item or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act;

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the federal false claims and civil monetary penalties laws, including the civil False Claims Act, which prohibits, among other things, individuals or entities from knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false or fraudulent, knowingly making, using or causing to be made or used, a false record or statement material to a false or fraudulent claim, or from knowingly making or causing to be made a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, or knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement, in connection with the delivery of, or payment for, healthcare benefits, items, or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, or HITECH, and their implementing regulations, also impose obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information without appropriate authorization by covered entities subject to the rule, such as health plans, healthcare clearinghouses, and certain healthcare providers as well as their business associates that perform certain services for or on their behalf involving the use or disclosure of individually identifiable health information;

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the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologics, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program (with certain exceptions) to report annually to the CMS information related to payments and other “transfers of value” made to physicians (defined to include doctors, dentists, optometrists, podiatrists, and chiropractors) and teaching hospitals, as well as ownership and investment interests held by the physicians described above and their immediate family members;

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the Foreign Corrupt Practices Act, or FCPA, which prohibits companies and their intermediaries from making, or offering or promising to make improper payments to non-United States officials for the purpose of obtaining or retaining business or otherwise seeking favorable treatment; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to our business practices, including but not limited to, research, distribution, sales, and marketing arrangements and claims involving healthcare items or services reimbursed by non- governmental third-party payors, including private insurers, or by the patients themselves; state laws that require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state laws and regulations that require drug and biologic manufacturers to file reports relating to pricing and marketing information or which require tracking gifts and other remuneration and items of value provided to physicians, other healthcare providers and entities; state and local laws that require the registration of pharmaceutical sales representatives; state and foreign laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA; state and foreign governments that have enacted or proposed requirements regarding the collection, retention, distribution, use, security, sharing, transfer, storage, and other processing of personally identifiable information and other data relating to individuals (including the EU General Data Protection Regulation 2016/679, or GDPR, and the California Consumer Protection Act, or CCPA), and federal and state consumer protection laws are being applied to enforce regulations related to the online collection, use, and dissemination of data, thus complicating compliance efforts.
Ensuring that our internal operations and business arrangements with third parties comply with applicable healthcare laws and regulations involves substantial costs. It is possible that governmental authorities will conclude that our business practices, including any consulting and advisory board arrangements with physicians and other healthcare providers, do not comply with current or future statutes, regulations, agency guidance, or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of the laws described above or any other governmental laws and regulations that may apply to us, we may be subject to significant penalties, including civil, criminal, and administrative penalties, damages, fines, exclusion from United States government funded healthcare programs, such as Medicare and Medicaid, or similar programs in other countries or jurisdictions, disgorgement, individual imprisonment, contractual damages, reputational harm, additional reporting requirements, and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of noncompliance with these laws, diminished profits, and the curtailment or restructuring of our operations. Further, defending against any such actions can be costly, time-consuming, and may require significant financial and personnel resources. Therefore, even if we are successful in defending against any such actions that may be brought against us, our business may be impaired. If any of the physicians or other providers or entities with whom we expect to do business are found to not be in compliance with applicable laws, they may be subject to criminal, civil, or administrative sanctions, including exclusion from government funded healthcare programs and imprisonment. If any of the above occur, it could adversely affect our ability to operate our business and our results of operations.
Healthcare legislation, including potentially unfavorable pricing regulations or other healthcare reform initiatives, may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates.
The commercial potential for our approved products, if any, could be affected by changes in healthcare spending and policy in the United States and abroad. We operate in a highly regulated industry. New laws, regulations, or judicial decisions, or new interpretations of existing laws, regulations or decisions, related to healthcare availability, the method of delivery or payment for healthcare products, and services could adversely affect our business, operations, and financial condition. The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that may affect our ability to profitably sell our products and product candidates, if approved. The United States government, state legislatures, and foreign governments also have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement, and requirements for substitution of generic products for branded prescription drugs and biologics.
The ACA was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry, and impose additional health policy reforms. There have been significant ongoing administrative, executive, and legislative efforts to modify or eliminate the ACA. For example, the Tax Cuts and Jobs Act, enacted on December 22, 2017, repealed the shared responsibility payment for individuals who fail to maintain minimum essential coverage under section 5000A of the Code, commonly referred to as the individual mandate. The Trump administration issued executive orders which sought to reduce burdens associated with the ACA and modified how it was implemented. Other legislative changes have been proposed and adopted since passage of the ACA. The ACA has also been subject to challenges in the courts. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by the United States Congress, or Congress. On December 18, 2019, the Fifth Circuit U.S. Court of Appeals held that the individual mandate is unconstitutional and remanded the case to the Texas District Court to reconsider its earlier invalidation of the entire ACA. An appeal was taken to the U.S. Supreme Court which heard oral arguments in the case on November 10, 2020. A ruling is expected in 2021.
Further changes to and under the ACA remain possible, although the new Biden administration has signaled that it plans to build on the ACA and expand the number of people who are eligible for subsidies under it. President Biden indicated that he intends to use executive orders to undo changes to the ACA made by the Trump administration and would advocate for legislation to build on the ACA. It is unknown what form any such changes or any law proposed to replace the ACA would take, and how or whether it may affect our business in the future. We expect that changes to the ACA, the Medicare and Medicaid programs, changes allowing the federal government to directly negotiate drug and biologic prices, and changes stemming from other healthcare reform measures, especially with regard to healthcare access, financing, or other legislation in individual states, could have a material adverse effect on the healthcare industry.
The Budget Control Act of 2011 has resulted in reductions in spending on certain government programs, including aggregate reductions to Medicare payments to healthcare providers of up to 2.0% per fiscal year. These reductions have been extended until 2030 unless additional Congressional action is taken.
Any reduction in reimbursement from Medicare, Medicaid, or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain and maintain profitability of our product and product candidates, if approved.
We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we or our collaborators are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or our collaborators are not able to maintain regulatory compliance, CNTY-101 or any future product candidates may lose any marketing approval that may have been obtained and we may not achieve or sustain profitability, which would materially adversely affect our business, financial condition, and results of operations.
If we fail to maintain proper and effective internal controls over financial reporting our ability to produce accurate and timely financial statements could be impaired.
We are required to maintain internal controls over financial reporting. Commencing with our fiscal year ending the year after this offering is completed, we must perform system and process design evaluation and testing of the effectiveness of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting in our Annual Report on Form 10-K for that year, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. This will require that we incur substantial additional professional fees and internal costs to expand our accounting and finance functions and that we expend significant management efforts. Prior to this offering, we have never been required to test our internal controls within a specified period and, as a result, we may experience difficulty in meeting these reporting requirements in a timely manner. In addition, if we identify material weaknesses in our internal control over financial reporting in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.
If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, if our independent registered public accounting firm determines that we have a material weakness or a significant deficiency in our internal control over financial reporting, or we are unable to maintain proper and effective internal controls over financial reporting, we may not be able to produce timely and accurate financial statements. As a result, our investors could lose confidence in our reported financial information, the market price of our stock could decline, and we could be subject to sanctions or investigations by the SEC or other regulatory authorities.
We believe that any internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. We may discover weaknesses in our system of internal financial and accounting controls and procedures that could result in a material misstatement of our financial statements. Our internal control over financial reporting will not prevent or detect all errors and all fraud. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.
These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. For example, our directors or executive officers could inadvertently fail to disclose a new relationship or arrangement causing us to fail to make a required related party transaction disclosure. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and may not be detected.
We, or our CMOs or suppliers, may use potent chemical agents and hazardous materials, and any claims relating to improper handling, storage or disposal of these materials could be time-consuming or costly.
We, or our CMOs or suppliers, including FCDI, use biological materials, potent chemical agents and may use hazardous materials, including chemicals and biological agents and compounds that could be dangerous to human health and safety of the environment. The operations of our CMOs and suppliers also produce hazardous waste products. Federal, state, and local laws and regulations govern the use, generation, manufacture, storage, handling, and disposal of these materials and wastes. Compliance with applicable environmental laws and regulations may be expensive, and current or future environmental laws and regulations may impair our product development efforts.
In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations, which have tended to become more stringent over time. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties, or other sanctions or liabilities, which could materially adversely affect our business, financial condition, results of operations, and prospects.
If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of our products.
We are exposed to potential product liability and professional indemnity risks that are inherent in the research, development, manufacturing, marketing, and use of pharmaceutical products. While we currently have no product candidates that have commenced clinical trials or been approved for commercial sale, the future use of product candidates by us in clinical trials, and the sale of any approved products in the future, may expose us to liability claims. For example, we may be sued if CNTY-101 and our other product candidates allegedly cause injury or are found to be otherwise unsuitable during product testing, manufacturing, marketing. or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product candidate, negligence, strict liability, and a breach of warranties. Claims may be brought against us by clinical trial participants, patients, or others using, administering or selling products that may be approved in the future. Claims could also be asserted under state consumer protection acts.
If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or cease the commercialization of our products. Even a successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:
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decreased demand for our products;

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injury to our reputation and significant negative media attention;

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withdrawal of clinical trial participants and inability to continue clinical trials;

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initiation of investigations by regulators;

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costs to defend the related litigation;

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a diversion of management’s time and our resources;

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substantial monetary awards to trial participants or patients;

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product recalls, withdrawals or labeling, marketing, or promotional restrictions;

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significant negative financial impact;

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exhaustion of any available insurance and our capital resources;

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the inability to commercialize CNTY-101 or our other product candidates; and

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a decline in our stock price.

We currently hold product liability coverage in an amount we consider reasonable. We may need to increase our insurance coverage as we expand our clinical trials or if we commence commercialization of CNTY-101 or our other product candidates. Insurance coverage is increasingly expensive. Our inability to obtain and retain sufficient product liability insurance at an acceptable cost to protect against potential product liability claims could prevent or inhibit the commercialization of CNTY-101 or our other product candidates. Although we maintain such insurance, any claim that may be brought against us could result in a court judgment or settlement in an amount that is not covered, in whole or in part, by our insurance or that is in excess of the limits of our insurance coverage. Our insurance policies will also have various exclusions, and we may be subject to a product liability claim for which we have no coverage. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts.
We may be unable to adequately protect our or our vendors’ information systems from cyberattacks or other incidents, which could result in the disclosure of confidential or proprietary information, including personal data, damage our reputation, and subject us to significant financial and legal exposure.
We rely on information technology systems that we or our third-party providers operate to process, transmit, and store electronic information in our day-to-day operations. In connection with our product discovery efforts, we may collect and use a variety of personal data, such as names, mailing addresses, email addresses, phone numbers, and clinical trial information. Despite our implementation of security measures, our internal computer systems, and those of our CROs, CMOs, information technology suppliers, and other contractors and consultants are vulnerable to damage from computer viruses, cyberattacks, and other unauthorized access, natural disasters, terrorism, war, and telecommunication and electrical failures. Additionally, our security measures or those of our vendors could be breached as a result of employee theft, exfiltration, misuse, malfeasance, or unintentional events. A successful cyberattack or other data security incident could result in the theft or destruction of intellectual property, data, or other misappropriation of assets, or otherwise compromise our confidential or proprietary information and disrupt our operations. Cyberattacks could include wrongful conduct by hostile foreign governments, industrial espionage, wire fraud, and other forms of cyber fraud, the deployment of harmful malware, ransomware, denial-of-service, social engineering fraud, or other means to threaten data security, confidentiality, integrity and availability. A successful cyberattack could cause serious negative consequences for us, including, without limitation, the disruption of operations, the misappropriation of confidential business information, including financial information, trade secrets, financial loss, and the disclosure of corporate strategic plans. Although we devote resources to protect our information systems, we realize that cyberattacks are a threat, and there can be no assurance that our efforts will prevent information security breaches that would result in business, legal, financial, or reputational harm to us, or would have a material adverse effect on our results of operations and financial condition. Any failure to prevent or mitigate security breaches or improper access to, use of, or disclosure of our clinical data or patients’ personal data could result in significant liability under state (e.g., state breach notification laws), federal (e.g., HIPAA, as amended by HITECH), and international law (e.g., the GDPR) and may cause a material adverse impact to our reputation, affect our ability to conduct new studies and potentially disrupt our business.

We rely on our third-party providers to implement effective security measures and identify and correct for any such failures, deficiencies or breaches. If we or our third-party providers fail to maintain or protect our information technology systems and data integrity effectively or fail to anticipate, plan for, or manage significant disruptions to our information technology systems, we or our third-party providers could have difficulty preventing, detecting, and controlling such cyberattacks and any such attacks could result in the losses described above as well as disputes with physicians, patients and our partners, regulatory sanctions, or penalties, increases in operating expenses, expenses or lost revenues or other adverse consequences, any of which could have a material adverse effect on our business, results of operations, financial condition, prospects, and cash flows. Any failure by such third parties to prevent or mitigate security breaches or improper access to or disclosure of such information could have similarly adverse consequences for us. If we are unable to prevent or mitigate the impact of such security or data privacy breaches, we could be exposed to litigation and governmental investigations, which could lead to a potential disruption to our business.
We also cannot be certain that our existing insurance coverage will cover any claims against us relating to any security incident or breach, will be available in sufficient amounts to cover the potentially significant losses that may result from a security incident or breach, will continue to be available on acceptable terms or at all or that the insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition, and results of operations.
Failure to comply with current or future federal, state, and foreign laws and regulations and industry standards relating to privacy and data protection laws could lead to government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business.
We or our collaborators may be subject to federal, state, and foreign data privacy and security laws and regulations. In the United States, numerous federal and state laws and regulations, including federal health information privacy laws, state data breach notification laws, state health information privacy laws, and federal and state consumer protection laws, govern the collection, use, disclosure, storage, transfer, protection, and other processing of health-related and other personal information could apply to our operations or the operations of our collaborators. Many state legislatures have adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, and data breaches, and laws in all 50 states require businesses to provide notice to customers whose personally identifiable information has been disclosed as a result of a data breach. Such laws are not consistent, and compliance in the event of a widespread data breach is costly. By way of example, the CCPA, which went into effect on January 1, 2020, creates individual privacy rights for California consumers and increases the privacy and security obligations of entities handling certain personal data. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. The CCPA may increase our compliance costs and potential liability, and many similar laws have been proposed at the federal level and in other states. Additionally, a new privacy law, the California Privacy Rights Act, or the CPRA, was approved by California voters in the election of November 3, 2020. The CPRA, which will take effect in most material respects on January 1, 2023, modifies the CCPA significantly, potentially resulting in further uncertainty and requiring us to incur additional costs and expenses in an effort to comply.
Foreign data protection laws, including the GDPR, may also apply to health-related and other personal information obtained outside of the United States. The GDPR went into effect in the EU in May 2018 and introduced strict requirements for processing the personal data of European Union data subjects. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the European Union and the United States remains uncertain. For example, in 2016, the

European Union and United States agreed to a transfer framework for data transferred from the European Union to the United States called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union. Further, the vote in the United Kingdom in favor of exiting the European Union, referred to as Brexit, has created uncertainty with regard to data protection regulation in the United Kingdom. The United Kingdom has transposed the GDPR into domestic law with a United Kingdom version of the GDPR that took effect in January 2021, which could expose us to two parallel regimes, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for violations. In addition, it is still unclear whether transfer of data from the European Economic Area to the United Kingdom will remain lawful under the GDPR. On December 24, 2020, the United Kingdom and European Union entered into a Trade and Cooperation Agreement. The Trade and Cooperation Agreement provides for a transitional period during which the United Kingdom will be treated like an European Union member state in relation to processing and transfers of personal data until June 30, 2021. This may be extended. After such period, the United Kingdom will be a “third country” under the GDPR unless the European Commission adopts an adequacy decision in respect of transfers of personal data to the United Kingdom.
Compliance with United States and foreign data protection laws and regulations could require us to take on more onerous obligations in our contracts, restrict our ability to collect, use and disclose data, or in some cases, impact our ability to operate in certain jurisdictions. Failure by us or our collaborators to comply with United States and foreign data protection laws and regulations could result in government enforcement actions (which could include civil or criminal penalties), private litigation, and/or adverse publicity and could negatively affect our operating results and business. Moreover, clinical trial subjects about whom we or our potential collaborators obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals’ privacy rights, failed to comply with data protection laws or breached our contractual obligations, even if we are not found liable, could be expensive and time-consuming to defend, could result in adverse publicity and could have a material adverse effect on our business, financial condition, results of operations, and prospects.
Our employees and independent contractors, including principal investigators, CROs, consultants, and vendors, may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.
We are exposed to the risk that our employees and independent contractors, including principal investigators, CROs, consultants, and vendors may engage in misconduct or other illegal activity. Misconduct by these parties could include intentional, reckless, and/or negligent conduct or disclosure of unauthorized activities to us that violate: (1) the laws and regulations of the FDA and other similar regulatory requirements, including those laws that require the reporting of true, complete, and accurate information to such authorities, (2) manufacturing standards, including cGMP requirements, (3) federal and state data privacy, security, fraud and abuse, and other healthcare laws and regulations in the United States and abroad or (4) laws that require the true, complete, and accurate reporting of financial information or data. Activities subject to these laws also involve the improper use or misrepresentation of information obtained in the course of clinical trials, the creation of fraudulent data in our preclinical studies or clinical trials, or illegal misappropriation of drug or biologic product, which could result in regulatory sanctions and cause serious harm to our reputation. It is not always possible to identify and deter misconduct by employees and other third parties, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. In addition, we are subject to the risk that a person or government could allege such fraud or other misconduct, even if none occurred. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business and financial results, including, without limitation, the imposition of significant civil, criminal, and administrative penalties, damages, monetary fines, disgorgements, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, individual imprisonment, contractual damages, reputational harm, diminished profits and future earnings, additional reporting requirements and oversight if we become subject to a corporate integrity agreement, or similar agreement to resolve allegations of noncompliance with these laws, and curtailment of our operations, any of which could adversely affect our ability to operate our business and our results of operations.
Risks related to our intellectual property
We do not currently own any issued patents or non-provisional patent applications relating to our product candidates.
Given the early stage of development of our product candidates, our patent portfolio is similarly at a very early stage. In particular, we do not own any issued patents or non-provisional patent applications, and we have not filed any patent applications related to our product candidates other than CNTY-101. If we do not obtain meaningful patent coverage for our product candidates, their respective components, formulations, combination therapies, methods used to manufacture them, and methods of treatment, competitors may be able to erode or negate any competitive advantage we may have, which would likely harm our business and ability to achieve profitability. To establish our proprietary position, we have filed provisional patent applications in the United States related to CNTY-101 and other aspects of our technology. However, United States provisional patent applications are not eligible to become issued patents unless and until, among other things, we file a non-provisional patent application within 12 months of filing of one or more of our related provisional patent applications. With regard to such United States provisional patent applications, if we do not timely file any non-provisional patent applications, we may lose our priority date with respect to our provisional patent applications and any patent protection on the inventions disclosed in our provisional patent applications. While we intend to timely file non-provisional patent applications relating to our provisional patent applications, we cannot predict whether any such patent applications will result in the issuance of patents that provide us with any competitive advantage. If we are unable to secure or maintain patent protection with respect to our antibody technology and any proprietary products and technology we develop, our business, financial condition, results of operations, and prospects could be materially harmed.
If any of our license agreements with FCDI or our other licensors, including iCELL Inc. and the Governing Council of the University of Toronto and McMaster University, are terminated, we could lose our rights to key components enabling our iPSC-derived allogeneic cell therapy platforms.
Our commercial success will depend in part on the maintenance of our license agreements. In September 2018, we entered into an exclusive license with FCDI, pursuant to which we have received an exclusive license to certain patents and know-how related to the differentiation of iPSC cells into immune-effector cells in the field of cancer immunotherapeutics, or the Differentiation License, and a non-exclusive license for the rights to certain patents and know-how related to the reprogramming of human somatic cells to iPSCs in the field of cancer immunotherapeutics, or the Reprogramming License, and together with the Differentiation License, the FCDI Licenses. A critical aspect to manufacturing our product candidates involves the reprogramming of certain cells into iPSCs and the differentiation of iPSCs into immune cells. We utilize technology licensed from FCDI to reprogram cells to become iPSCs and to differentiate the iPSCs to generate different immune cell types including NK cells and T cells. By utilizing this licensed technology, we are currently capable of achieving fully functional iNK cells from iPSCs in approximately 30 days.
We have also entered into an exclusive sublicense, or the iCELL Sublicense, with iCELL Inc., or iCELL, for certain patents related to an immune function reconstruction method using multipotent stem cells and the method for producing antigen specific T-cells, and acquired a license agreement from Empirica Therapeutics, or the Empirica License, pursuant to which we receive an exclusive license from the Governing Council of the University of Toronto and the McMaster University under certain patents and antibody sequences and related intellectual property rights and know-how to, among other things, reproduce, manufacture and commercialize certain CD-133 related antibody and antibody sequence-derived technology.
The FCDI Licenses and certain of our other license agreements, including the iCELL Sublicense and Empirica License, impose, and future license agreements may impose, various diligence, milestone payment, royalty, and other obligations on us. If we fail to comply with our obligations under the FCDI Licenses, our other license agreements, or any future license agreements with any party, or we are subject to a bankruptcy, the licensor may have the right to terminate the license, in which event we would not be able to develop products covered by such license.
If, for any reason, the FCDI Licenses or any of our other license agreements are terminated or we otherwise lose the rights under such agreements, it would adversely affect our business. If we breach any material obligations under the FCDI Licenses or any of our other license agreements, FCDI or the applicable licensor may have the right to terminate our license, which could result in us being unable to develop, manufacture, or sell our product candidates that incorporate the intellectual property subject to such license. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products identical to ours. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties (potentially including our competitors) to receive licenses to a portion of the intellectual property that is subject to our existing licenses. Any of these events could have a material adverse effect on our competitive position, business, financial conditions, results of operations, and prospects, and we may be required to identify and license replacement technology from third parties, which may not be available on reasonable terms or at all.
For a more complete description of the FCDI Licenses and our other licenses, please see the section titled “Business—Licensing, Partnerships and Collaborations” in this prospectus.
We may not be successful in obtaining or maintaining necessary intellectual property rights in the future for the development of CNTY-101 and our other product candidates.
We may in the future enter into additional license agreements with third parties for other intellectual property rights or assets to advance our research or allow commercialization of CNTY-101 and our other product candidates, and we cannot provide any assurances that third-party patents do not exist which might be enforced against CNTY-101 and our other product candidates in the absence of such a license. We may fail to obtain any of these licenses on commercially reasonable terms, if at all. Even if we are able to obtain a license, it may be non-exclusive or may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories, thereby giving our competitors access to the same technologies licensed to us. In that event, we may be required to expend significant time and resources to develop or license replacement technology, which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected product candidates, which could materially harm our business and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation. Licensing of intellectual property is of critical importance to our business and involves complex legal, business, and scientific issues. Disputes may arise between us and our licensors regarding intellectual property subject to a license agreement, including:
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the scope of rights granted under the license agreement and other interpretation-related issues, the resolution of which could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement;

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whether and the extent to which our technology and processes infringe, misappropriate, or otherwise violate intellectual property of the licensor that is not subject to the licensing agreement;

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our right to sublicense patents and other intellectual property rights to third parties;

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our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of CNTY-101 and our other product candidates, and what activities satisfy those diligence obligations;

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our right to transfer or assign the license; and

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the ownership of inventions, know-how, and other intellectual property resulting from the joint creation or use of intellectual property by our licensors and us and our partners.

If disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may not be able to successfully develop and commercialize the affected product candidates, which would have a material adverse effect on our business.
In addition, certain of our agreements may limit or delay our ability to consummate certain transactions, may impact the value of those transactions, or may limit our ability to pursue certain activities. For example, if we choose to sublicense or assign to any third parties our rights under our existing license agreements with respect to any licensed product, we may be required to pay a specified percentage of all revenue to be received in connection with such transaction.
Under one of the FCDI Licenses and certain other in-licenses under which we sublicense certain rights related to our technology, we rely on FCDI and our other sublicensors to comply with their obligations under their upstream license agreements where we may have no relationship with the original licensor of such rights. If our sublicensors fail to comply with their obligations under their upstream license agreements, and the upstream license agreements are consequently terminated, such termination may result in the termination of our sublicenses and loss of such rights.
For a more complete description of the FCDI Licenses, please see the section titled “Business—License Agreements” in this prospectus.
Our success depends on our ability to obtain, maintain, protect, and enforce our intellectual property and our proprietary technologies.
Our commercial success depends in part on our ability to obtain, maintain, protect, and enforce our intellectual property and proprietary technologies, including patent protection and trade secret protection for CNTY-101 and our other product candidates, proprietary technologies and their uses as well as our ability to operate without infringing, misappropriating, or otherwise violating the intellectual property or proprietary rights of others. If we are unable to obtain, maintain, protect, or enforce our intellectual property rights or if our intellectual property rights are inadequate for our technology or our product candidates, our competitive position could be harmed, which could have a material adverse impact on our business, results of operations, financial conditions, and prospects. Although we have filed provisional patent applications with respect to CNTY-101 and other aspects of our product technology, our patent portfolio is in an earlier stage of prosecution, and we have not filed any patent applications related to our product candidates other than CNTY-101. We do not own any issued patents related to CNTY-101 and our other product candidates. Our patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless, and until, patents are issued from such applications, and then only to the extent the issued claims cover the technology. There can be no assurance that our patent applications will result in patents being issued or that issued patents will afford sufficient protection against competitors with similar technology, nor can there be any assurance that the patents if issued will not be infringed, misappropriated, violated, designed around or invalidated by third parties. Even issued patents may later be found invalid or unenforceable or may be modified or revoked in proceedings instituted by third parties before various patent offices or in courts. The degree of future protection for our intellectual property and proprietary rights is uncertain. Only limited protection may be available and may not adequately obtain, maintain, protect, and enforce our rights or permit us to gain or keep any competitive advantage. These uncertainties and/or limitations in our ability to properly obtain, maintain, protect, and enforce the intellectual property rights relating to CNTY-101 and our other product candidates could have a material adverse effect on our financial condition and results of operations.
Because CNTY-101 is our lead product candidate, and because our other product candidates are based on similar technology, if we are unable to obtain patent protection for CNTY-101, our other product candidates in our pipeline could be significantly impaired, which could materially adversely affect our business, financial conditions, results of operations, and growth prospects.
We cannot be certain that the claims in our pending patent applications will be considered patentable by the United States Patent and Trademark Office, or USPTO, courts in the United States or by the patent offices and courts in foreign countries, nor can we be certain that claims that may ultimately issue from our patent applications will not be found invalid or unenforceable if challenged. If we are unable to obtain or maintain patent protection with respect to our product candidates, our business, financial condition, results of operations, and prospects could be materially harmed.
The patent application process is subject to numerous risks and uncertainties, and there can be no assurance that we or any of our potential future collaborators will be successful in protecting CNTY-101 and our other product candidates by obtaining and defending patents. These risks and uncertainties include the following:
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the USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment, and other provisions during the patent process, the noncompliance with which can result in abandonment or lapse of a patent or patent application, and partial or complete loss of patent rights in the relevant jurisdiction;

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patent applications may not result in any patents being issued;

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patents may be challenged, invalidated, modified, revoked, circumvented, found to be unenforceable, or otherwise may not provide any competitive advantage;

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our competitors, many of whom have substantially greater resources than we do and many of whom have made significant investments in competing technologies, may seek or may have already obtained patents that will limit, interfere with or block our ability to make, use, and sell CNTY-101 and our other product candidates;

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there may be significant pressure on the United States government and international governmental bodies to limit the scope of patent protection both inside and outside the United States for disease treatments that prove successful, as a matter of public policy regarding worldwide health concerns; and

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countries other than the United States may have patent laws less favorable to patentees than those upheld by United States courts, allowing foreign competitors a better opportunity to create, develop, and market competing products.

The patent prosecution process is also expensive and time-consuming, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we do not have the right to control the preparation, filing, and prosecution of patent applications, or to maintain the patents, directed to technology that we license from third parties. We may also require the cooperation of our licensor in order to enforce the licensed patent rights, and such cooperation may not be provided. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. We cannot be certain that patent prosecution and maintenance activities by our licensors have been or will be conducted in compliance with applicable laws and regulations, which may affect the validity and enforceability of such patents or any patents that may issue from such applications. If they fail to do so, this could cause us to lose rights in any applicable intellectual property that we in-license, and as a result our ability to develop and commercialize products or product candidates may be adversely affected and we may be unable to prevent competitors from making, using, and selling competing products.
In addition, although we enter into non-disclosure and confidentiality agreements with parties who have access to patentable aspects of our research and development output, such as our employees, outside scientific collaborators, CROs, CMOs, consultants, advisors, and other third parties, any of these parties may breach such agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

If the scope of any patent protection we obtain is not sufficiently broad, or if we lose any of our patent protection, our ability to prevent our competitors from commercializing similar or identical product candidates would be adversely affected.
The patent position of biopharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our product candidates or which effectively prevent others from commercializing competitive product candidates.
Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications we own or license currently or in the future issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we own or in-license may be challenged or circumvented by third parties or may be narrowed or invalidated as a result of challenges by third parties. Consequently, we do not know whether CNTY-101 and our other product candidates will be protectable or remain protected by valid and enforceable patents. Our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing, misappropriating, or violating manner which could materially adversely affect our business, financial condition, results of operations and prospects.
The issuance of a patent is not conclusive as to its inventorship, scope, validity, or enforceability, and our patents may not cover CNTY-101 and our other product candidates or may be challenged in the courts or patent offices in the United States and abroad. We may be subject to a third-party pre-issuance submission of prior art to the USPTO, or become involved in opposition, derivation, revocation, reexamination, post-grant review, or PGR, and inter partes review, or IPR, or other similar proceedings in the USPTO or foreign patent offices challenging our patent rights. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art, of which we or our predecessors and the patent examiner were unaware during prosecution. There is no assurance that all potentially relevant prior art relating to our patents and patent applications or those of our licensors has been found. There is also no assurance that there is not prior art of which we, our predecessors or licensors are aware, but which we do not believe affects the validity or enforceability of a claim in our patents and patent applications or those of our licensors, which may, nonetheless, ultimately be found to affect the validity or enforceability of a claim. An adverse determination in any such submission, proceeding, or litigation could reduce the scope of, or invalidate or render unenforceable, our patent rights, allow third parties to commercialize CNTY-101 and our other product candidates and compete directly with us, without payment to us. Moreover, we, or one of our licensors, may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge priority of invention or other features of patentability. Such challenges may result in loss of patent rights, loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit our or our licensors’ ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of CNTY-101 and our other product candidates. Such proceedings also may result in substantial costs and require significant time from our scientists and management, even if the eventual outcome is favorable to us. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with us to license, develop, or commercialize current or future product candidates.
The patent protection and patent prosecution for some of our product candidates may be dependent on third parties.
We or our licensors may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, we may miss potential opportunities to strengthen our patent position. It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example, with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. If we or our licensors, whether current or future, fail to establish, maintain, or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our licensors are not fully cooperative or disagree with us as to the prosecution, maintenance, or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation, prosecution, or enforcement of our patents or patent applications, such patents may be invalid and/or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.
As a licensee of third parties, we rely on third parties to file and prosecute patent applications and maintain patents and otherwise protect the licensed intellectual property under some of our license agreements. We have not had and do not have primary control over these activities for certain of our patents or patent applications and other intellectual property rights. We cannot be certain that such activities by third parties have been or will be conducted in compliance with applicable laws and regulations or will result in valid and enforceable patents or other intellectual property rights. Pursuant to the terms of the license agreements with some of our licensors, the licensors may have the right to control enforcement of our licensed patents or defense of any claims asserting the invalidity of these patents and even if we are permitted to pursue such enforcement or defense, we will require the cooperation of our licensors. We cannot be certain that our licensors will allocate sufficient resources or prioritize their or our enforcement of such patents or defense of such claims to protect our interests in the licensed patents. Even if we are not a party to these legal actions, an adverse outcome could harm our business because it might prevent us from continuing to license intellectual property that we may need to operate our business. If any of our licensors or any of our future licensors or future collaborators fail to appropriately prosecute and maintain patent protection for patents covering CNTY-101 and our other product candidates, our ability to develop and commercialize those product candidates may be adversely affected and we may not be able to prevent competitors from making, using, and selling competing products.
In addition, even where we have the right to control patent prosecution of patents and patent applications we have acquired or licensed from third parties, we may still be adversely affected or prejudiced by actions or inactions of our predecessors or licensors and their counsel that took place prior to us assuming control over patent prosecution.
Our technology acquired or licensed from various third parties may be subject to retained rights. Our predecessors or licensors often retain certain rights under their agreements with us, including the right to use the underlying technology for non-commercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether our predecessors or licensors limit their use of the technology to these uses, and we could incur substantial expenses to enforce our rights to our licensed technology in the event of misuse.
In addition, the research resulting in certain of our in-licensed patent rights and technology was funded in part by the United States government. As a result, the government may have certain rights, or march-in rights, to such patent rights and technology. When new technologies are developed with government funding, the government generally obtains certain rights in any resulting patents, including a nonexclusive license authorizing the government to use the invention for noncommercial purposes. These rights may permit the government to disclose our confidential information to third parties and to exercise march-in rights to use or allow third parties to use our licensed technology. The United States government also has the right to take title to these inventions if the applicable licensor fails to disclose the invention to the government or fails to file an application to register the intellectual property within specified time limits. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to United States industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the government of such rights could harm our competitive position, business, financial condition, results of operations, and prospects.
If we are limited in our ability to utilize acquired or licensed technologies, or if we lose our rights to critical in-licensed technology, we may be unable to successfully develop, out-license, market, and sell our products, which could prevent or delay new product introductions. Our business strategy depends on the successful development of licensed and acquired technologies into commercial products. Therefore, any limitations on our ability to utilize these technologies may impair our ability to develop, out-license, or market and sell CNTY-101 and our other product candidates.
Intellectual property rights do not necessarily address all potential threats to our competitive advantage.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:
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others may be able to develop products that are similar to CNTY-101 and our other product candidates but that are not covered by the claims of the patents that we own or license;

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we or our licensors or predecessors might not have been the first to make the inventions covered by the issued patents or patent application that we own or license;

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we or our licensors or predecessors might not have been the first to file patent applications covering certain of our inventions;

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others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing, misappropriating, or otherwise violating our intellectual property rights;

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it is possible that our pending patent applications will not lead to issued patents;

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issued patents that we own or license may be held invalid or unenforceable, as a result of legal challenges by our competitors;

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our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

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we may not develop additional proprietary technologies that are patentable; and

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the patents of others may have an adverse effect on our business.

Should any of these events occur, it could significantly harm our business, results of operations, and prospects.
Our commercial success depends significantly on our ability to operate without infringing, misappropriating, or otherwise violating the patents and other intellectual property and proprietary rights of third parties. Claims by third parties that we infringe, misappropriate, or violate their intellectual property or proprietary rights may result in liability for damages or prevent or delay our development and commercialization efforts.
Our commercial success depends in part on avoiding infringement, misappropriation, or other violation of the patents, intellectual property, or proprietary rights of third parties. However, our research, development, and commercialization activities may be subject to claims that we infringe, misappropriate, or otherwise violate patents or other intellectual property rights owned or controlled by third parties. Other entities may have or obtain patents or other intellectual property or proprietary rights that could limit our ability to make, use, sell, offer for sale, or import CNTY-101 or our other product candidates that may be approved in the future, or impair our competitive position. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the biopharmaceutical industry, including patent infringement lawsuits, oppositions, reexaminations, IPR proceedings, and PGR proceedings before the USPTO and/or foreign patent offices. Numerous third-party United States and foreign issued patents and pending patent applications exist in the fields in which we are developing product candidates, including patents and patent applications held by our competitors. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture, or methods for treatment related to the use or manufacture of CNTY-101 and our other product candidates.
As the biopharmaceutical industry expands and more patents are issued, the risk increases that CNTY-101 and our other product candidates may be subject to claims of infringement, misappropriation, or other violation of the patent rights of third parties. Because patent applications are maintained as confidential for a certain period of time, until the relevant application is published we may be unaware of third-party patents that may be infringed by commercialization of CNTY-101 and our other product candidates, and we cannot be certain that we were the first to file a patent application related to CNTY-101 and our other product candidates. Moreover, because patent applications can take many years to issue, there may be currently-pending patent applications that may later result in issued patents that CNTY-101 and our other product candidates may infringe. In addition, identification of third-party patent rights that may be relevant to our technology is difficult because patent searching is imperfect due to differences in terminology among patents, incomplete databases, and the difficulty in assessing the meaning of patent claims. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon, misappropriates, or otherwise violates these patents. Any claims asserted by third parties would be time-consuming and could:
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result in costly litigation that may cause negative publicity;

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divert the time and attention of our technical personnel and management;

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cause development delays;

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prevent us from commercializing CNTY-101 and our other product candidates until the asserted patent expires or is held finally invalid or not infringed in a court of law;

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require us to develop non-infringing technology, which may not be possible on a cost-effective basis;

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subject us to significant liability to third parties; or

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require us to enter into royalty or licensing agreements, which may not be available on commercially reasonable terms, or at all, or which might be non-exclusive, which could result in our competitors gaining access to the same technology.

Third parties may hold intellectual property or proprietary rights that could prevent CNTY-101 and our other product candidates from being marketed. Any patent-related legal action against us claiming damages and seeking to enjoin activities relating to CNTY-101 and our other product candidates or processes could subject us to potential liability for damages, including treble damages if we were determined to willfully infringe, and require us to obtain a license to manufacture or develop CNTY-101 and our other product candidates. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. We cannot predict whether we would prevail in any such actions or that any license required under any of these patents would be made available on commercially acceptable terms, if at all. Moreover, even if we or our future strategic partners were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. In addition, we cannot be certain that we could redesign CNTY-101 and our other product candidates or processes to avoid infringement, if necessary. Accordingly, an adverse determination in a judicial or administrative proceeding, or the failure to obtain necessary licenses, could prevent us from developing and commercializing CNTY-101 and our other product candidates, which could harm our business, financial condition, and operating results.
Parties making claims against us may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or administrative proceedings, there is a risk that some of our confidential information could be compromised by disclosure. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise additional funds or otherwise have a material adverse effect on our business, results of operations, financial condition and prospects.
During the course of any intellectual property litigation, there could be public announcements of the initiation of the litigation as well as results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our existing products, programs, or intellectual property could be diminished. Accordingly, the market price of shares of our common stock may decline. Such announcements could also harm our reputation or the market for our future products, which could have a material adverse effect on our business.
The intellectual property landscape around gene-editing technology is highly dynamic, and third parties may initiate and prevail in legal proceedings alleging that we are infringing, misappropriating, or otherwise violating their intellectual property rights.
The field of gene-editing, especially in the area of CRISPR technology, is still in its infancy, and no such products have reached the market. Further, the ownership of intellectual property rights relating to CRISPR technology is not fully established. Accordingly, we may not be able to secure all the necessary rights to practice the technology. Due to the intense research and development that is taking place by several companies, including us and our competitors, in this field, the intellectual property landscape is in flux, and it may remain uncertain for the coming years. There may be significant intellectual property related litigation and proceedings relating to intellectual property and proprietary rights in the future. Our commercial success depends upon our ability and the ability of our collaborators to develop, manufacture, market, and sell any product candidates that we may develop and use our proprietary technologies without infringing, misappropriating, or otherwise violating the intellectual property and proprietary rights of third parties. The biopharmaceutical and pharmaceutical industries are characterized by extensive litigation regarding patents and other intellectual property rights relating to CRISPR. For example, certain patents are currently subject to Interference Proceedings before the USPTO and Opposition Proceedings before the European Patent Office, or EPO. It is uncertain when and how the USPTO, as well as the EPO, will decide in the various proceedings, and the decisions of the respective patent offices may significantly affect the scope or may deny the validity of the respective patents involved in these proceedings. We may in the future become party to, or threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to CRISPR technology and any product candidates we may develop. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit. If we are unable to prove that these patents are invalid or unenforceable or not infringed and we are not able to obtain or maintain a license on commercially reasonable terms, or at all, such third parties could potentially assert infringement claims against us, which could have a material adverse effect on the conduct of our business. If we are found to infringe, misappropriate, or violate such third-party patents, we and our partners may be required to pay damages, cease commercialization of the infringing technology, including our use of gene-editing technology, or obtain a license from such third parties, which may not be available on commercially reasonable terms or at all.
We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming, and unsuccessful. Further, our issued patents could be found invalid or unenforceable if challenged in court.
Competitors may infringe, misappropriate, or violate our intellectual property rights or those of our licensors. To prevent infringement, misappropriation, violation, or unauthorized use, we and/or our licensors may be required to file claims, which can be expensive and time-consuming. In addition, in a patent infringement proceeding, a court may decide that a patent we own or license is not valid, is unenforceable and/or is not infringed. If we or any of our licensors or potential future collaborators were to initiate legal proceedings against a third party to enforce a patent directed at CNTY-101 and our other product candidates, the defendant could counterclaim that our patent is invalid and/or unenforceable in whole or in part. In patent litigation, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge include an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, written description, or non-enablement. Grounds for an unenforceability assertion could include an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution.
If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the patent protection on such product candidate. In addition, if the breadth or strength of protection provided by our patents and patent applications or those of our licensors is threatened, it could dissuade companies from collaborating with us to license, develop, or commercialize current or future product candidates. Such a loss of patent protection would have a material adverse impact on our business.
In addition, we may in the future choose to challenge the patentability of claims in a third-party’s patent by requesting that the USPTO review the patent claims in re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings, and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). We have challenged and may in the future choose to challenge third party patents in patent opposition proceedings in the EPO or another foreign patent office. Even if successful, the costs of these opposition proceedings could be substantial, and may consume our time or other resources. If we fail to obtain a favorable result at the USPTO, EPO, or other patent office we may be exposed to litigation by the third party alleging that the relevant patent may be infringed by our product candidates.
Even if resolved in our favor, litigation, or other legal proceedings relating to our intellectual property rights may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace.
During the course of any intellectual property litigation, there could be public announcements of the initiation of the litigation as well as results of hearings, rulings on motions, and other interim proceedings in the litigation. If securities analysts or investors regard these announcements as negative, the perceived value of our existing products, programs, or intellectual property could be diminished. Accordingly, the market price of shares of our common stock may decline. Such announcements could also harm our reputation or the market for our future products, which could have a material adverse effect on our business.
Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation or other legal proceedings relating to our intellectual property rights, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation or other proceedings.
Changes in United States patent law, or laws in other countries, could diminish the value of patents in general, thereby impairing our ability to protect CNTY-101 and our other product candidates.
As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the biopharmaceutical industry involve a high degree of technological and legal complexity. Therefore, obtaining and enforcing biopharmaceutical patents is costly, time-consuming, and inherently uncertain. Changes in either the patent laws or in the interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property and may increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. We cannot predict the breadth of claims that may be allowed or enforced in our patents or in third-party patents. In addition, Congress or other foreign legislative bodies may pass patent reform legislation that is unfavorable to us.
For example, the U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by Congress, the United States federal courts, the USPTO, or similar authorities in foreign jurisdictions, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce our existing patents and patents we might obtain in the future.
We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.
We may also be subject to claims that former employees or other third parties have an ownership interest in our patents or other intellectual property. Litigation may be necessary to defend against these and other claims challenging inventorship or ownership. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or the exclusive right to use, our owned or in-licensed patents. If we or our licensors are unsuccessful in any interference proceeding or other priority or inventorship dispute, we may be required to obtain and maintain licenses from third parties, including parties involved in any such interference proceedings or other priority or inventorship disputes. Such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive or of a diminished scope. If we are unable to obtain and maintain such licenses, we may need to cease the development, manufacture, and commercialization of one or more of the product candidates we may develop. The loss of exclusivity or the narrowing of our owned and licensed patent claims could limit our ability to stop others from using or commercializing similar or identical technology and products. Any of the foregoing could result in a material adverse effect on our business, financial condition, results of operations, or prospects. Even if we are successful in an interference proceeding or other similar priority or inventorship disputes, it could result in substantial costs and be a distraction to management and other employees. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and distraction to management and other employees.
In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Such claims could have a material adverse effect on our business, financial condition, results of operations, and prospects.
Patent terms may be inadequate to protect our competitive position on CNTY-101 and our other product candidates for an adequate amount of time.
Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest United States non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering CNTY-101 and our other product candidates are obtained, once the patent life has expired, we may be open to competition from competitive products. Given the amount of time required for the development, testing, and regulatory review of product candidates, patents protecting CNTY-101 and our other product candidates might expire before or shortly after such candidates are commercialized. As a result, our patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.
If we do not obtain patent term extension for CNTY-101 and our other product candidates, our business may be materially harmed.
Depending upon the timing, duration, and specifics of FDA marketing approval of CNTY-101 and our other product candidates, one or more of our United States patents may be eligible for limited patent term restoration under the Drug Price Competition and Patent Term Restoration Action of 1984, or Hatch-Waxman Act. The Hatch-Waxman Act permits a patent restoration term of up to five years as compensation for patent term lost during product development and the FDA regulatory review process. A maximum of one patent may be extended per FDA approved product as compensation for the patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. Patent term extension may also be available in certain foreign countries upon regulatory approval of our product candidates. However, we may not be granted an extension because of, for example, failing to apply prior to expiration of relevant patents or otherwise failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines or failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. In addition, we may be reliant on third-party licensors and collaborators in applying for such patent term extensions and we may not be able to obtain their cooperation. If we are unable to obtain patent term extension or restoration or the term of any such extension is less than we request, our competitors may obtain approval of competing products following our patent expiration, and our revenue could be reduced, possibly materially. Further, if this occurs, our competitors may take advantage of our investment in development and trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case.
We may not be able to protect our intellectual property rights throughout the world.
Although we have licenses to issued patents and pending patent applications in the United States and certain other countries, filing, prosecuting, and defending patents in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States or from selling or importing products made using our inventions in the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we have patent protection but enforcement is not as strong as that in the United States. These products may compete with our product candidates, and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of many foreign countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our intellectual property and proprietary rights. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.
Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we are forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired, and our business, financial condition, results of operations, and prospects may be adversely affected.

Obtaining and maintaining our patent protection depends on compliance with various procedural, documentary, fee payment, and other requirements imposed by regulations and governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees, and various other governmental fees on patents and/or applications will be due to the USPTO and various foreign patent offices at various points over the lifetime of any patents we ultimately obtain and/or applications we file. We have systems in place to remind us to pay these fees, and we rely on third parties to pay these fees when due. Additionally, the USPTO and various foreign patent offices require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with rules applicable to the particular jurisdiction. In some cases, we are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. If such an event were to occur, potential competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on our business.
If we are unable to protect the confidentiality of our trade secrets, our business, and competitive position would be harmed.
In addition, we rely on the protection of our trade secrets, including unpatented know-how, technology, and other proprietary information to maintain our competitive position. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants, and advisors, we cannot provide any assurances that all such agreements have been duly executed, and any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Trade secrets and know-how can be difficult to protect. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets.
Because we currently rely on other third parties to manufacture our product candidates and to perform quality testing, we must, at times, share our proprietary technology and confidential information, including trade secrets, with them. We seek to protect our proprietary technology and other trade secrets, in part, by entering into confidentiality agreements, consulting agreements, or other similar agreements with our advisors, employees, consultants, and other third parties prior to beginning research or disclosing proprietary information and other trade secrets. These agreements typically limit the rights of the third parties to use or disclose our confidential information, proprietary information, and other trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are intentionally or inadvertently incorporated into the technology of others or are disclosed or used in violation of these agreements.
Moreover, third parties may still obtain this information or may come upon this or similar information independently, and we would have no right to prevent them from using that technology or information to compete with us. If any of these events occur or if we otherwise lose protection for our trade secrets, the value of this information may be greatly reduced and our competitive position would be harmed. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our proprietary technology and other confidential information, then our ability to obtain patent protection or to protect our trade secret information may be jeopardized.
We may be subject to claims that we have wrongfully hired an employee from a competitor or that we or our employees have wrongfully used or disclosed alleged confidential information or trade secrets of their former employers.
As is common in the biopharmaceutical industry, in addition to our employees, we engage the services of consultants to assist us in the development of CNTY-101 and our other product candidates. Many of these consultants, and many of our employees, were previously employed at, or may have previously provided or may be currently providing consulting services to, other biopharmaceutical companies including our competitors or potential competitors. We may become subject to claims that we, our employees or a consultant inadvertently or otherwise used or disclosed trade secrets or other information proprietary to their former employers or their former or current clients. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel, which could adversely affect our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team and other employees.
Risks related to our common stock and this offering
An active, liquid, and orderly market for our common stock may not develop or be sustained.
Prior to this offering, there has been no public market for our common stock. Although we have applied to have our common stock listed on the Nasdaq Global Market, or Nasdaq, an active trading market for our common stock may never develop or be sustained following this offering. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses or technologies using our shares as consideration, which, in turn, could materially adversely affect our business.
If, after listing, we fail to satisfy the continued listing requirements of the Nasdaq, such as the corporate governance requirements or the minimum closing bid price requirement, Nasdaq may take steps to delist our common stock. Such a delisting would likely have a negative effect on the price of our common stock and would impair your ability to sell or purchase our common stock when you wish to do so. In the event of a delisting, we can provide no assurance that any action taken by us to restore compliance with listing requirements would allow our common stock to become listed again, stabilize the market price or improve the liquidity of our common stock, prevent our common stock from dropping below the Nasdaq minimum bid price requirement or prevent future noncompliance with Nasdaq’s listing requirements.
The trading price of the shares of our common stock could be highly volatile, and purchasers of our common stock could incur substantial losses.
Our stock price is likely to be volatile. The stock market in general and the market for stock of biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by those factors discussed in this “Risk factors” section and many others, including:
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the commencement, enrollment, or results of our current and future preclinical studies and clinical trials, and the results of trials of our competitors or those of other companies in our market sector;

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regulatory approval of our product candidates, or limitations to specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

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regulatory developments in the United States and foreign countries;

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changes in the structure of healthcare payment systems, especially in light of current reforms to the United States healthcare system;

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the success or failure of our efforts to acquire, license, or develop additional product candidates;

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innovations or new products developed by us or our competitors;

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announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, or capital commitments;

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manufacturing, supply or distribution delays or shortages;

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any changes to our relationship with FCDI, any manufacturers, suppliers, licensors, future collaborators, or other strategic partners;

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achievement of expected product sales and profitability;

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variations in our financial results or those of companies that are perceived to be similar to us;

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market conditions in the biopharmaceutical sector and issuance of securities analysts’ reports or recommendations;

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trading volume of our common stock;

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an inability to obtain additional funding;

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sales of our stock by insiders and stockholders;

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general economic, industry, and market conditions, or other events or factors, many of which are beyond our control;

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additions or departures of key personnel; and

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intellectual property, product liability, or other litigation against us.

In addition, in the past, stockholders have initiated class action lawsuits against biopharmaceutical companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management’s attention and resources, which could have a material adverse effect on our business, financial condition, and results of operations.
We may allocate the net proceeds from this offering in ways that you and other stockholders may not agree.
Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in the section titled “Use of proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management might not apply our net proceeds in ways that ultimately increase the value of your investment, and the failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in short- and intermediate-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the United States government. These investments may not yield a favorable return to our stockholders. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected results, which could cause our stock price to decline.
You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase.
Investors purchasing shares of our common stock in this offering will pay a price per share that substantially exceeds the pro forma as adjusted net tangible book value per share of our common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $10.81 per share, representing the difference between our assumed initial public offering price of $19.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and our pro forma as adjusted net tangible book value per share as of March 31, 2021. To the extent outstanding options to purchase shares of our common stock are exercised, new investors may incur further dilution. For more information on the dilution you may experience as a result of investing in this offering, see the section of this prospectus entitled “Dilution.”
We do not currently intend to pay dividends on our common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation, if any, in the price of our common stock.
We have never declared or paid any cash dividend on our common stock. We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, the terms of any future debt agreements may preclude us from paying dividends. Any return to stockholders will therefore be limited to the appreciation of their stock. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.
Sales of a substantial number of shares of our common stock by our existing stockholders in the public market could cause our stock price to fall.
Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur could significantly reduce the market price of our common stock and impair our ability to raise adequate capital through the sale of additional equity securities.
Based on shares of common stock outstanding as of June 11, 2021, upon the closing of this offering, we will have outstanding a total of 54,824,608 shares of common stock after this offering, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding options. Of these shares, 10,550,000 shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares, will be freely tradable, without restriction, in the public market immediately following this offering, unless they are purchased by one of our affiliates.
Our directors and executive officers and holders of substantially all of our outstanding securities have entered into lock-up agreements with the underwriters pursuant to which they may not, with limited exceptions, for a period of 180 days from the date of this prospectus, offer, sell or otherwise transfer or dispose of any of our securities, without the prior written consent of J.P. Morgan Securities LLC, BofA Securities, Inc., SVB Leerink LLC, and Piper Sandler & Co. The underwriters may permit our officers, directors, and other stockholders and the holders of our outstanding options who are subject to the lock-up agreements to sell shares prior to the expiration of the lock-up agreements, subject to limitations. See “Underwriting.” Sales of these shares, or perceptions that they will be sold, could cause the trading price of our common stock to decline. After the lock-up agreements expire, up to an additional 43,632,383 shares of common stock will be eligible for sale in the public market of which 35,956,203 shares are held by directors, executive officers, and other affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.
In addition, as of June 11, 2021, up to 11,481,692 shares of common stock that are either subject to outstanding options or reserved for future issuance under our employee benefit plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements, Rule 144 under the Securities Act, or Rule 144, and Rule 701 under the Securities Act, or Rule 701. If these additional shares of common stock are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.
After this offering, the holders of 40,088,134 shares of our outstanding common stock, or approximately 73% of our total outstanding common stock as of June 11, 2021, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to vesting and the 180-day lock-up agreements described above. See “Description of capital stock—Registration rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.
Our executive officers, directors, principal stockholders, and their affiliates will continue to exercise significant control over our company after this offering, which will limit your ability to influence corporate matters and could delay or prevent a change in corporate control.
Immediately following the closing of this offering, and disregarding any shares of common stock that they purchase in this offering, the existing holdings of our executive officers, directors, principal stockholders, and their affiliates, including entities affiliated with Bayer, FCDI, and Versant Ventures, or Versant, will represent beneficial ownership, in the aggregate, of approximately 70% of our outstanding common stock, assuming no exercise of the underwriters’ option to purchase additional shares of common stock in this offering and assuming we issue the number of shares of common stock as set forth on the cover page of this prospectus. As a result, these stockholders, if they act together, will be able to influence our management and affairs and control the outcome of matters submitted to our stockholders for approval, including the election of directors and any sale, merger, consolidation, or sale of all or substantially all of our assets. These stockholders acquired their shares of common stock for substantially less than the price of the shares of common stock being acquired in this offering, and these stockholders may have interests, with respect to their common stock, that are different from those of investors in this offering and the concentration of voting power among these stockholders may have an adverse effect on the price of our common stock. In addition, this concentration of ownership might adversely affect the market price of our common stock by:
•
delaying, deferring or preventing a change of control of us;

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impeding a merger, consolidation, takeover or other business combination involving us; or

•
discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

See “Principal stockholders” in this prospectus for more information regarding the ownership of our outstanding common stock by our executive officers, directors, principal stockholders, and their affiliates.
We are an emerging growth company and a “smaller reporting company”, and the reduced disclosure requirements applicable to emerging growth companies and “smaller reporting companies” may make our common stock less attractive to investors.
We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, or JOBS Act, and may remain an emerging growth company until the last day of the fiscal year following the fifth anniversary of the closing of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. The reduced disclosure and other requirements that we may take advantage of include:
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presenting only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” disclosure in this prospectus;

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not being required to have our registered independent public accounting firm attest to management’s assessment of our internal control over financial reporting;

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presenting reduced disclosure about our executive compensation arrangements;

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not being required to hold non-binding advisory votes on executive compensation or golden parachute arrangements; and

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extended transition periods for complying with new or revised accounting standards.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be reduced or more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies.
We are also a “smaller reporting company,” meaning that the market value of our stock held by nonaffiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.
As a public company, and particularly after we are no longer an emerging growth company or smaller reporting company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act and rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and The Nasdaq Stock Market LLC, or Nasdaq, impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to comply with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.
Pursuant to Section 404 of the Sarbanes-Oxley Act, we will be required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. However, while we remain an emerging growth company or a smaller reporting company with less than $100 million in annual revenue, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. We could be an emerging growth company for up to five years. To achieve compliance with Section 404 of the Sarbanes-Oxley Act within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.
If securities or industry analysts do not publish research or reports or publish unfavorable research or reports about our business, our stock price and trading volume could decline.
The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us, our business, our market, or our competitors. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to regularly publish reports on us, interest in our stock could decrease, which could cause our stock price or trading volume to decline.
Provisions in our corporate charter documents and under Delaware law could discourage another company from acquiring us and may prevent attempts by our stockholders to replace or remove our current management.
Provisions in our second amended and restated certificate of incorporation and our amended and restated bylaws to be in effect immediately prior to the closing of this offering may discourage, delay or prevent, a merger, acquisition or other change in control of us that stockholders may consider favorable, including transactions in which stockholders might otherwise receive a premium for their shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. As our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions provide, among other things, that:
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our board of directors has the exclusive right to expand the size of our board of directors and to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

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our board of directors is divided into three classes, Class I, Class II, and Class III, with each class serving staggered three-year terms, which may delay the ability of stockholders to change the membership of a majority of our board of directors;

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our stockholders may not act by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

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a special meeting of stockholders may be called only by the chair of our board of directors, our chief executive officer, or a majority of our board of directors, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

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our second amended and restated certificate of incorporation prohibits cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

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our board of directors may alter certain provisions of our amended and restated bylaws without obtaining stockholder approval;

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the approval of the holders of at least two-thirds of the outstanding shares of our capital stock is required to adopt, amend, or repeal our amended and restated bylaws, unless such action is recommended by our board of directors at an annual or special meeting of shareholders;

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the approval of the holders of at least two-thirds of the outstanding shares of our capital stock is required to adopt, amend, or repeal provisions in our second amended and restated certificate of incorporation relating to (i) the amendment of the second amended and restated certificate of incorporation or amendment of the amended and restated bylaws, (ii) stockholder action, (iii) election and removal of directors, (iv) limitations on liability and (v) exclusive forum for proceedings;

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stockholders must provide advance notice and additional disclosures to nominate individuals for election to the board of directors or to propose matters that can be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain voting control of our shares; and

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our board of directors is authorized to issue shares of preferred stock and to determine the terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware, or DGCL, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.
Our second amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our second amended and restated certificate of incorporation and amended and restated bylaws will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the DGCL, our amended and restated certificate of incorporation, or our amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine; provided, that, this provision would not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or the Exchange Act. Furthermore, our amended and restated certificate of incorporation will also provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. These choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. By agreeing to this provision, however, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. Furthermore, the enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. If a court were to find the choice of forum provisions in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.
We could be subject to securities class action litigation.
In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biopharmaceutical and pharmaceutical companies have experienced significant stock price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management’s attention and resources, which could harm our business.

Special note regarding forward-looking statements
This prospectus contains forward-looking statements concerning our business, operations and financial performance, as well as our plans, objectives and expectations for our business operations and financial performance and condition. In some cases, you can identify forward-looking statements by terminology such as “aim,” “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “design,” “due,” “estimate,” “expect,” “goal,” “intend,” “may,” “objective,” “plan,” “positioned,” “potential,” “predict,” “seek,” “should,” “target,” “will,” “would,” and other similar expressions that are predictions of or indicate future events and future trends, or the negative of these terms or other comparable terminology. In addition, statements that “we believe” or similar statements reflect our beliefs and opinions on the relevant subject. These forward-looking statements include, but are not limited to, statements about:
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our ability to raise additional capital to fund our operations and continue the development of our current and future product candidates;

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the preclinical nature of our business and our ability to successfully advance our current and future product candidates through development activities, preclinical studies, and clinical trials;

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our ability to generate revenue from future product sales and our ability to achieve and maintain profitability;

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the accuracy of our projections and estimates regarding our expenses, capital requirements, cash utilization, and need for additional financing;

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the expected uses of the net proceeds from this offering;

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the extent to which the COVID-19 pandemic and measures taken to contain its spread ultimately impact our business, including development activities, preclinical studies, and future clinical trials;

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our dependence on the success of our product candidates, in particular CNTY-101, CNTY-103, and CNTY-102;

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the novelty of our approach to immuno-oncology treatment of cancer, utilizing CAR-iNK and CAR-iT cells, and the challenges we will face due to the novel nature of such technology;

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the success of competing therapies that are or become available;

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our reliance on the maintenance of our collaborative relationship with FCDI for access to key differentiation and reprogramming technology for the manufacturing and development of our product candidates;

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the initiation, progress, success, cost, and timing of our development activities, preclinical studies and future clinical trials;

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the timing of our future IND applications and the likelihood of, and our ability to obtain and maintain, regulatory clearance of such IND applications for our product candidates;

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the timing, scope and likelihood of regulatory filings and approvals, including final regulatory approval of our product candidates;

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our reliance on FCDI to be the exclusive manufacturer of certain product candidates, and our ability to manufacture our own product candidates in the future, and the timing and costs of such manufacturing activities;

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the performance of third parties in connection with the development of our product candidates, including third parties conducting our future clinical trials as well as third-party suppliers and manufacturers;

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our ability to attract and retain strategic collaborators with development, regulatory, and commercialization expertise;

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the public opinion and scrutiny of cell-based immuno-oncology therapies for treating cancer and its potential impact on public perception of our company and product candidates;

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our ability to successfully commercialize our product candidates and develop sales and marketing capabilities, if our product candidates are approved;

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the size and growth of the potential markets for our product candidates and our ability to serve those markets;

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regulatory developments and approval pathways in the United States and foreign countries for our product candidates;

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the potential scope and value of our intellectual property and proprietary rights;

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our ability, and the ability of our licensors, to obtain, maintain, defend, and enforce intellectual property and proprietary rights protecting our product candidates, and our ability to develop and commercialize our product candidates without infringing, misappropriating, or otherwise violating the intellectual property or proprietary rights of third parties;

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our ability to recruit and retain key members of management and other clinical and scientific personnel;

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developments relating to our competitors and our industry; and

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other risks and uncertainties, including those described or incorporated by reference under the caption “Risk factors” in this prospectus.

We have based these forward-looking statements largely on our current expectations, estimates, forecasts, and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, and financial needs. In light of the significant uncertainties in these forward-looking statements, you should not rely upon forward-looking statements as predictions of future events. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we cannot guarantee that the future results, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. You should refer to the section titled “Risk factors” and elsewhere in this prospectus for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. Except as required by law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

Market and industry data
This prospectus contains estimates and other statistical data made by independent parties relating to our industry and the markets in which we operate, including estimates and statistical data about our market position, market opportunity, the incidence of certain medical conditions and other industry data. These data, to the extent they contain estimates or projections, involve a number of assumptions and limitations and are inherently imprecise, and you are cautioned not to give undue weight to such estimates or projections. Based on our industry experience, we believe that such data is reliable, the conclusions contained in the publications and reports are reasonable and the third-party information included in this prospectus and in our estimates is accurate and complete.

Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $182.4 million (or approximately $210.4 million if the underwriters exercise in full their option to purchase up to 1,582,500 additional shares of common stock), based on an assumed initial public offering price of $19.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
Each $1.00 increase or decrease in the assumed initial public offering price of $19.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, the net proceeds from this offering by approximately $9.8 million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares of common stock offered by us would increase or decrease, as applicable, the net proceeds to us by approximately $17.7 million, assuming the assumed initial public offering price of $19.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We currently expect to use the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, as follows:
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Approximately $50 million to fund pre-clinical activities and clinical preparation activities for CNTY-101 through completion of our IND submission, initiation of our planned Phase 1 clinical trial, and receipt of initial safety and pharmacokinetic, or PK, data;

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Approximately $110 million to fund pre-clinical activities for CNTY-103, CNTY-102, and CNTY-104 through completion of our IND submission for each of CNTY-103, CNTY-102, and CNTY-104;

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Approximately $35 million to continue developing manufacturing capabilities for our product candidates, including the construction of our manufacturing facility in Branchburg, New Jersey;

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Approximately $40 million to fund our internal research and development capabilities and to advance new product candidates; and

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The remainder for working capital and other general corporate purposes, including the additional costs associated with being a public company.

We may use a portion of the net proceeds from this offering to in-license, acquire, or invest in complementary businesses, technologies, products or assets. However, we have no current commitments to do so.
Based on our planned use of the net proceeds, we estimate such funds, together with our existing cash and cash equivalents, will be sufficient for us to fund our operating expenses and capital expenditure requirements for the next 42 months from the date of this filing. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect.
Our expected use of net proceeds from this offering represents our current intentions based upon our present plans and business condition. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering, or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual use of the net proceeds will vary depending on numerous factors, including our ability to obtain additional financing, the progress, cost, and results of our preclinical and clinical development programs, and whether we are able to enter into future licensing or collaboration arrangements. We may find it necessary or advisable to use the net proceeds for other purposes, and our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from this offering.

The expected net proceeds of this offering will not be sufficient for us to fund any of our product candidates through regulatory approval, and we will need to raise substantial additional capital to complete the development and commercialization of our product candidates.
Pending their use, we plan to invest the net proceeds from this offering in short- and medium-term, interest-bearing obligations, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the United States government.

Dividend policy
We have never declared or paid cash dividends on our capital stock and our ability to pay cash dividends is currently restricted by the terms of our Loan and Security Agreement with Hercules Capital, Inc. We do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination related to dividend policy will be made at the discretion of our board of directors, subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions, and capital requirements.

Capitalization
The following table sets forth our cash, cash equivalents, short term investments and our capitalization as of March 31, 2021:
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on an actual basis;

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on a pro forma basis to give effect to the completion of (i) the filing and effectiveness of our second amended and restated certificate of incorporation immediately prior to the closing of this offering, and (ii) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 34,126,528 shares of common stock upon the closing of this offering; and

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on a pro forma as adjusted basis to give effect to the pro forma adjustments described above and to give further effect to the issuance and sale of 10,550,000 shares of our common stock in this offering at an assumed initial public offering price of $19.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with the sections of this prospectus captioned “Selected financial and other data,” “Use of proceeds,” “Management’s discussion and analysis of financial condition and results of operations,” “Description of capital stock” and our financial statements and related notes included elsewhere in this prospectus.
(in thousands, except share and per share amounts)	Actual	Pro Forma	Adjusted(1)
Cash, cash equivalents and short-term investments	$182,942	$182,942	$365,361
Long-term debt	9,711	9,711	9,711
Stockholders’ deficit:
Series A preferred stock, $0.0001 par value: 35,000,000 shares	34,922
authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted
Series B preferred stock, $0.0001 par value: 26,143,790 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	144,839
Series C preferred stock, $0.0001 par value: 24,721,999 shares authorized, issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	159,628
Common stock, $0.0001 par value, 125,236,190 shares authorized; 7,872,533 shares issued and outstanding, actual; 300,000,000 shares authorized and 41,999,061 shares issued and outstanding pro forma; 300,000,000 shares authorized and 52,549,061 shares issued and outstanding pro forma as adjusted	1	4	5
Additional paid-in capital	219,158	558,544	740,962
Accumulated deficit	(310,690)	(310,690)	(310,690)
Accumulated other comprehensive loss	(26)	(26)	(26)
Total capitalization	$257,543	$257,543	$439,962

(1) A $1.00 increase (decrease) in the assumed initial public offering price of $19.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, total stockholders’ equity, and total capitalization by $9.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, total stockholders’ deficit, and total capitalization by $17.7 million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The above table gives effect to the pro forma transactions described above and excludes:
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3,419,208 shares of our common stock issuable upon the exercise of stock options as of March 31, 2021, at a weighted-average exercise price of $1.83 per share;

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1,855,223 shares outstanding that are subject to forfeiture or our right to repurchase as of such date;

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16,112 shares of our common stock issuable upon the exercise of warrants to purchase common stock, at a weighted-average exercise price of $13.96 per share;

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2,452,071 shares of our common stock reserved for issuance pursuant to future awards as of March 31, 2021 under the 2018 Plan;

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5,640,711 shares of our common stock reserved for future issuance under the 2021 Plan which will become effective upon the effectiveness of the Registration Statement of which this prospectus forms a part, as well as any future increases in the number of shares of our common stock reserved for future issuance pursuant to the 2021 Plan; and

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564,071 shares of our common stock reserved for future issuance under our Employee Stock Purchase Plan, or ESPP, will become effective upon the effectiveness of the Registration Statement of which this prospectus forms a part, as well as any future increases in the number of shares of common stock reserved for issuance under the ESPP.

Dilution
If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. The data in this section are derived from our balance sheet as of March 31, 2021.
Our historical net tangible book value (deficit) as of March 31, 2021 was $(91.6) million, or $(11.63) per share of our common stock. Our historical net tangible book value (deficit) represents our total tangible assets less total liabilities and convertible preferred stock. Historical net tangible book value (deficit) per share is our historical net tangible book value (deficit) divided by the number of shares of our common stock outstanding as of March 31, 2021.
Our pro forma net tangible book value as of March 31, 2021, before giving effect to this offering, was $247.8 million, or $5.90 per share. Pro forma net tangible book value, before the issuance and sale of shares in this offering, gives effect to the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 34,126,528 shares of common stock upon the closing of this offering.
Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of March 31, 2021 after giving effect to the pro forma adjustments described above.
Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately following the closing of this offering. After giving effect to the pro forma transactions described above and the sale of shares of common stock in this offering at an assumed initial public offering price of $19.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been $430.3 million, or $8.19 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $2.29 per share to our existing stockholders and an immediate dilution of $10.81 per share to new investors participating in this offering. The following table illustrates this dilution on a per share basis:
Assumed initial public offering price per share	$19.00
Historical net tangible book value (deficit) per share as of March 31, 2021	$(11.63)
Pro forma increase in net tangible book value per share as of March 31, 2021 attributable to the pro forma transactions described above	17.53
Pro forma net tangible book value per share as of March 31, 2021 before giving effect to this offering	5.90
Increase in pro forma net tangible book value per share attributable to new investors participating in this offering	2.29
Pro forma as adjusted net tangible book value per share immediately after this offering	8.19
Dilution per share to new investors participating in this offering	$10.81

Each $1.00 increase or decrease in the assumed initial public offering price of $19.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our pro forma as adjusted net tangible book value per share after this offering by $0.18 per share and the dilution per share to new investors participating in this offering by $0.82 per share, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, an increase of 1.0 million in the number of shares of common stock offered by us would increase the pro forma as adjusted net tangible book value after this offering by $0.18 per share and decrease the dilution per share to new investors participating in this offering by $0.18 per share, and a decrease of 1.0 million shares of common stock offered by us would decrease the pro forma as adjusted net tangible book value by $0.19 per share, and increase the dilution per share to new investors in this offering by $0.19 per share, assuming that the assumed initial public offering price of $19.0 per share, the midpoint of the price range set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise in full their option to purchase additional shares of common stock from us, the pro forma as adjusted net tangible book value per share after giving effect to this offering at an assumed initial public offering price of $19.0 per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, would be $8.47 per share, representing an immediate increase to existing stockholders of $2.57 per share, and dilution to new investors participating in this offering of $10.53 per share.
The following table summarizes the pro forma as adjusted basis described above, the differences between the number of shares purchased from us, the total consideration paid and the average price per share paid to us by existing stockholders and by investors purchasing shares in this offering at the assumed initial public offering price of $19.0 per share, the midpoint of the price range set forth on the cover page of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:
	Shares purchased		Total consideration
	Number	Percent	Amount	Percent	Average price per share
Existing stockholders	41,999,061	80%	$340,000,000	63%	$8.10
New investors	10.550,000	20%	$200,450,000	37%	$19.00
Total	52,549,061	100%	$540,450,000	100%
If the underwriters exercise in full their option to purchase additional shares in full, our existing stockholders would own 77.5% and our new investors would own 22.5% of the total number of shares of our common stock outstanding upon the closing of this offering.
The above table gives effect to the pro forma transactions described above and excludes:
•
3,419,208 shares of our common stock issuable upon the exercise of stock options as of March 31, 2021, at a weighted-average exercise price of $1.83 per share;

•
1,855,223 shares outstanding that are subject to forfeiture or our right to repurchase as of such date;

•
16,112 shares of our common stock issuable upon the exercise of warrants to purchase common stock, at a weighted-average exercise price of $13.96 per share;

•
2,452,071 shares of our common stock reserved for issuance pursuant to future awards as of March 31, 2021 under the 2018 Plan;

•
5,640,711 shares of our common stock reserved for future issuance under the 2021 Plan which will become effective upon the effectiveness of the Registration Statement of which this prospectus forms a part, as well as any future increases in the number of shares of our common stock reserved for future issuance pursuant to the 2021 Plan; and

•
564,071 shares of our common stock reserved for future issuance under the ESPP will become effective upon the effectiveness of the Registration Statement of which this prospectus forms a part, as well as any future increases in the number of shares of common stock reserved for issuance under the ESPP.

To the extent that any outstanding options are exercised, new options or other equity awards are issued under our equity incentive plans, or we issue additional shares in the future, there will be further dilution to new investors participating in this offering.

Selected consolidated financial data
The following tables set forth our selected consolidated financial data for the periods and as of the dates indicated. The year ended December 31, 2020 and the period of June 21, 2019 through December 31, 2019 are referred to herein as Successor and the period of January 1, 2019 through June 20, 2019 is referred to herein as Predecessor. We have derived the selected consolidated statements of operations data for the Year Ended December 31, 2020 (Successor), the period from June 21, 2019 through December 31, 2019 (Successor) and the period from January 1, 2019 through June 20, 2019 (Predecessor), and the selected consolidated balance sheet data as of December 31, 2020 and 2019 (Successor) from our audited consolidated financial statements and related notes included elsewhere in this prospectus. For interim periods, we have derived our selected statements of operations data for the three months ended March 31, 2021 and 2020 and the selected balance sheet data as of March 31, 2021 from our unaudited condensed financial statements and related notes included elsewhere in this prospectus. The unaudited condensed financial statements were prepared on a basis consistent with our audited financial statements and include, in management’s opinion, all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the following consolidated financial data together with our audited consolidated financial statements and our unaudited condensed consolidated financial statements, and the related notes included elsewhere in this prospectus and the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”
	March 31,		December 31, 2020	Successor Period from June 21, 2019 (Inception) to December 31, 2019	Predecessor Period from January 1, 2019 to June 20, 2019
(in thousands, except share and per share data)	2021	2020
Consolidated Statements of Operations Data:
Operating expenses:
Research and development	$15,374	$7,943	$39,681	$10,107	$4,159
General and administrative	2,688	2,050	9,495	3,622	2,145
Write off of in-process research and development asset	—	—	4,722	225,946	—
Total operating expenses	18,062	9,993	53,898	239,675	6,304
Loss from operations	(18,062)	(9,993)	(53,898)	(239,675)	(6,304)
Interest expense	(314)	—	(381)	—	—
Other income, net	28	320	704	908	302
Net loss	$(18,348)	$(9,673)	$(53,575)	$(238,767)	$(6,002)
Net loss per common share
Basic and Diluted(1)	$(2.39)	$(1.29)	$(7.16)	$(31.91)	$(1.00)
Weighted average common shares outstanding Basic and Diluted(1)	7,677,196	7,481,861	7,481,861	7,481,861	5,973,228
Pro forma net loss per share attributable to common stockholders – basic and diluted (unaudited)(2)	$(0.44)		$(1.29)
Pro forma weighted-average number of common shares – basic and diluted (unaudited)(2)	41,803,724		41,608,389

(1) See Note 15 of our audited consolidated financial statements and Note 13 of our unaudited condensed consolidated financial statements included elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net loss per share, and the weighted-average number of shares outstanding used in the computation of the per share amounts.
(2) See the subsection titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Unaudited Pro Forma Information” for an explanation of the calculations of our basic and diluted pro forma net loss per share, and the weighted-average number of shares outstanding used in the computation of the per share amounts.

	March 31, 2021	December 31,
(in thousands)		2020	2019
Consolidated Balance Sheet Data:
Cash and cash equivalents	$79,483	$27,211	$44,064
Working capital(1)	172,387	66,685	81,128
Total assets	286,055	106,776	90,896
Convertible preferred stock	339,389	179,761	179,761
Accumulated deficit	(310,690)	(292,342)	(238,767)
Total stockholders’ deficit	(91,557)	(106,412)	(91,859)
(1) We define working capital as current assets less current liabilities. See our audited consolidated financial statements and the related notes included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

Management’s discussion and analysis of financial condition and results of operations
You should read the following discussion and analysis of our consolidated financial condition and results of operations together with the section titled “Selected consolidated financial data,” and our audited consolidated financial statements and unaudited condensed consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The year ended December 31, 2020 and the period of June 21, 2019 through December 31, 2019 are referred to herein as Successor. The period of January 1, 2019 through June 20, 2019 is referred to herein as Predecessor. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations related to future events and our future financial performance that involve risks, uncertainties and assumptions, such as statements regarding our intentions, plans, objectives and expectations for our business. Our actual results and the timing of selected events could differ materially from those described in or implied by these forward-looking statements as a result of several factors, including those set forth in the section titled “Risk factors.” See also the section titled “Special note regarding forward-looking statements.”
Overview
We are an innovative biotechnology company developing transformative allogeneic cell therapies to create products for the treatment of both solid tumor and hematological malignancies with significant unmet medical need. We have created a comprehensive allogeneic cell therapy platform that includes industry-leading iPSC differentiation know-how to generate immune effector cells from iPSCs, or iPSC derived cells, clustered regularly interspaced short palindromic repeats, or CRISPR, mediated precision gene editing that allows us to incorporate multiple transgenes and remove target genes intended to optimize cell product performance, sophisticated protein engineering capabilities to develop proprietary next generation CARs, Allo-EvasionTM technology to prevent rejection of our cell products by the host immune system, and cutting edge manufacturing capabilities intended to minimize product development and supply risk. We believe that these vertically integrated capabilities will allow us to further expand our existing pipeline and develop therapeutics from iPSC-derived natural killer cells, or iNK cells, or iNK, and iPSC-derived T cells, or iT cells, or iT, that may provide enhanced clinical outcomes compared to available therapeutic options. Our vision is to become a premier cell therapy company by developing and ultimately commercializing allogeneic cell therapies that dramatically and positively transform the lives of patients suffering from life-threatening cancers. To achieve our vision, we have assembled a world-class team whose members collectively have decades of experience in cell therapy and drug development, manufacturing and commercialization.
We were formed in 2018 as Prior Century. In 2019, in connection with our investment from Bayer, Prior Century contributed substantially all of its operating assets and cash to a newly formed entity, the LLC Entity. We refer to this transaction as the 2019 Reorganization. The 2019 Reorganization was accounted for as an asset acquisition under US Generally Accepted Accounting Principles, and as a result we recorded a one-time non-cash charge in the amount of $225.9 million which represented the fair value of the contributed in-process research and development of Prior Century. The IPR&D asset acquired was Prior Century’s comprehensive allogeneic cell therapy platform.
Until February 2021, our business was operated through the LLC Entity. In February 2021, in connection with the Series C Financing, the LLC Entity converted from a Delaware limited liability company to a Delaware C corporation. Upon completion of this conversion, Prior Century, whose only significant asset was its equity investment in LLC, merged with the C corporation, and in connection therewith the C corporation changed its name to “Century Therapeutics, Inc.” We refer to these transactions as the 2021 Reorganization.
Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, conducting discovery and research activities, filing patent applications, identifying potential product candidates and preparing to initiate and conduct clinical trials, undertaking preclinical studies and in-licensing intellectual property. All of our programs are currently in the development stage, and we do not have any products approved for sale. Since our inception, we have incurred net losses each year. We had an accumulated deficit of $310.7 million as of March 31, 2021. Substantially all of our losses have resulted from expenses incurred in connection with our research and development programs, the acquisition of in-process research and development and from general and administrative costs associated with our operations. Included in our accumulated deficit, as noted above, is a non-cash expense of $225.9 million related to the fair value of the in-process research and development of Prior Century.
To date, we have funded our operations from the issuance and sale of our preferred stock and have not generated any revenues. Since our inception, we have raised approximately $340 million in net proceeds from sales of our equity securities. As of March 31, 2021, we had cash, and cash equivalents of $79.5 million and marketable securities of $166.6 million. Based on our current business plans, we believe that the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, will be sufficient for us to fund our operating expenses and capital expenditures requirements for the next 42 months from the date of this filing. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect.
We anticipate that our expenses and operating losses will increase substantially over the foreseeable future. The expected increase in expenses will be driven in large part by our ongoing activities, if and as we:
•
continue to advance our iPSC cell therapy platforms;

•
continuing preclinical development of, and initiate clinical development of CNTY-101 and our other product candidates;

•
seek to discover and develop additional product candidates;

•
establish and validate our own clinical-scale cGMP facilities;

•
seek regulatory approvals for any of our other product candidates that successfully complete clinical trials;

•
maintain, expand, protect, and enforce our intellectual property portfolio;

•
acquire or in-license other product candidates and technologies;

•
incur additional costs associated with operating as a public company, which will require us to add operational, financial and management information systems and personnel, including personnel to support our drug development, any future commercialization efforts and our transition to a public company; and

•
increase our employee headcount and related expenses to support these activities.

We are also investing early in building our capabilities in key areas of manufacturing sciences and operations, including development of our iPSC cell therapy platforms, product characterization, and process analytics from the time candidates are in early research phases. Our investments also include scaled research solutions, scaled infrastructure, and novel technologies intended to improve efficiency, characterization, and scalability of manufacturing.
We anticipate that we will need to raise additional financing in the future to fund our operations, including funding for preclinical studies, clinical trials and the commercialization of any approved product candidates. We intend to use the proceeds from this offering to, among other uses, fund research and development of our product candidates and development programs, including our pre-clinical and clinical development of CNTY-101, CNTY-103, CNTY-102, and CNTY-104. Until such time, if ever, as we can generate significant product revenue, we expect to finance our operations with our existing cash and cash equivalents, marketable securities, the net proceeds from this offering, any future equity or debt financings, and upfront and milestone and royalties payments, if any, received under future licenses or collaborations. We may not be able to raise additional capital on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, results of operations, and financial condition would be adversely affected. Because of the numerous risks and uncertainties associated with product development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or maintain profitability.

The global COVID-19 pandemic continues to evolve rapidly, and we will continue to monitor it closely. The extent of the impact of the COVID-19 pandemic on our business, operations, and clinical development timelines and plans remains uncertain and will depend on certain developments, including the duration and spread of the outbreak and its impact on our clinical trial enrollment, trial sites, CROs, contract manufacturing organizations, and other third parties with whom we do business, as well as its impact on regulatory authorities and our key scientific and management personnel. We have experienced modest delays in our discovery and development activities as a result of the COVID-19 pandemic, primarily due to temporary and partial shutdowns at certain of our CROs and academic institutions that have since resumed operations, and due to the Pennsylvania, and Washington stay-at-home orders where our operations are located. However, to the extent possible, we are conducting business as usual, with necessary or advisable modifications to employee travel and most of our non-laboratory employees working remotely. We will continue to actively monitor the situation related to COVID-19 and may take further actions that alter our operations, including those that may be required by federal, state, or local authorities, or that we determine are in the best interests of our employees and other third parties with whom we do business. The extent to which the outbreak may affect our preclinical studies, clinical trials, business, financial condition, and results of operations will depend on future developments, which are highly uncertain and cannot be predicted at this time.
License and collaboration agreements
Fujifilm Cellular Dynamics, Inc. (FCDI)
On September 18, 2018, we entered into the Differentiation License with FCDI. The Differentiation License, as amended, provides us with an exclusive license under certain patents and know-how related to human iPSC consisting of cells that are or are modifications of NK cells, T cells, dendritic cells and macrophages derived from human iPSC. In consideration for the Differentiation License, Prior Century issued 2,980,803 shares of common stock to FCDI, which were exchanged for 2,980,803 shares of common stock in connection with the Reorganization. Prior Century recorded acquired research and development expense of $75 thousand in 2018 based on the fair market value of Prior Century common stock of $0.03 per share.
Also on September 18, 2018, we entered into the non-exclusive Reprogramming License with FCDI. The Reprogramming License, as amended, provides us with a non-exclusive license under certain patents and know-how related to the reprogramming of human somatic cells to iPSCs and provide us access to iPSC lines for clinical use. Under the Reprogramming License, we are required to make certain developmental and regulatory milestone payments as well as royalty payments upon commercialization in the low single digits. The potential development and regulatory milestone payments to be paid by us to FCDI are approximately $6 million per licensed product. In connection with the Reprogramming License, we entered into the Master Collaboration Agreement with FCDI pursuant to which we agreed to fund research and development work at FCDI pursuant to a research plan, or, as amended, the Collaboration Agreement.
On October 21, 2019, we entered into the Collaboration Agreement with FCDI, whereby FCDI provides certain services to us to develop and manufacture iPSCs and immune cells derived therefrom. Under the terms of the Collaboration Agreement, as amended, FCDI will provide services in accordance with the approved research plan and related research budget. The research plan covers the period from the date of execution of the Collaboration Agreement through March 31, 2022, with the related research budget of approximately $30.4 million.
During the period ended March 31, 2021, under the terms of the Reprogramming License and the Collaboration Agreement, the Company made payments of $3.2 million and incurred research and development expenses of $2.8 million and legal fees of $21 thousand recorded within general and administrative expenses within its consolidated statements of operations. As of March 31, 2021, there were $1.4 million of payables recorded within accounts payable on the consolidated balance sheets related to the Collaboration Agreement.
During the Successor period ended December 31, 2020, under the terms of the Reprogramming License and the Collaboration Agreement, the Company made payments of $5.3 million and incurred research and development expenses of $9.0 million and legal fees of $52 thousand recorded within general and administrative expenses within its consolidated statements of operations. As of December 31, 2020, there were $1.8 million of payables recorded within accounts payable on the consolidated balance sheets related to the Collaboration Agreement.
During the Successor period June 21, 2019 through December 31, 2019, under the terms of the Reprogramming License and the Collaboration Agreement, we made payments of $4.8 million, of which $2.1 million is classified in prepaid expenses and other current assets as of December 31, 2019. During the Successor period June 21, 2019 through December 31, 2019, under the terms of the Reprogramming License and the Collaboration Agreement, we incurred research and development operating expenses of $3.1 million and legal fees of $0.1 million recorded within general and administrative expenses.
During the Predecessor period January 1, 2019 through June 20, 2019, under the terms of the Reprogramming License and the Collaboration Agreement, we incurred research and development operating expenses of $1.6 million. There were no payments made during the Predecessor period January 1, 2019 through June 20, 2019.
As of March 31, 2021, we incurred $17.1 million of the $30.4 million budget under the Collaboration Agreement.
We also have entered into a sublicense agreement with iCELL Inc. and a master services agreement with Distributed Bio, Inc. See Note 11 to our consolidated financial statements included elsewhere in this prospectus.
Empirica acquisition
On June 9, 2020, we acquired certain assets of Empirica Therapeutics, or Empirica, a privately-held early-stage biotechnology company focused on the development of adoptive immunotherapies against the most aggressive and treatment-resistant forms of cancers, including glioblastoma and brain metastasis for a total purchase price of $4.7 million.
The transaction was accounted for as an asset acquisition of IPR&D. Total consideration in the acquisition was $4.7 million, consisting of cash consideration of $4.5 million and transaction expenses of $0.2 million. In addition to the purchase price, $1.5 million was deposited in escrow, or the Escrow Deposit, whereby release of the Escrow Deposit is subject to the terms of a promissory note, which provides for the funds to be released in equal installments over a three-year period related to continuing services by former Empirica shareholders who are employed by the Company. The Escrow Deposit is recognized as an asset and the promissory note is post-acquisition compensation expense, which will be accrued over the term of the promissory note. We recorded $0.4 million and $0.3 million compensation in research and development expense for the three months ended March 31, 2021 and the year ended December 31, 2020, respectively. For further details regarding this acquisition, see Note 4 to our audited consolidated financial statements included elsewhere in this prospectus.
Components of operating results
Operating expenses
Research and development
To date, research and development expenses have related primarily to discovery and development of our iPSC cell therapy platform technology and product candidates and acquired in-process research and development. Research and development expenses are recognized as incurred and payments made prior to the receipt of goods or services to be used in research and development are recorded as prepaid expenses until the goods or services are received.
Research and development expenses consist of personnel-related costs, including salaries, and benefits, stock compensation expense, external research and development expenses incurred under arrangements with third parties, laboratory supplies, costs to acquire and license technologies facility and other allocated expenses, including rent, depreciation, and allocated overhead costs, and other research and development expenses.

We deploy our employee and infrastructure resources across multiple research and development programs for developing our iPSC cell therapy platforms, identifying and developing product candidates, and establishing manufacturing capabilities. Due to the number of ongoing projects and our ability to use resources across several projects, the vast majority of our research and development costs are not recorded on a program-specific basis. These include costs for personnel, laboratory, and other indirect facility and operating costs.
Research and development activities account for a significant portion of our operating expenses. We anticipate that our research and development expenses will increase for the foreseeable future as we expand our research and development efforts including expanding the capabilities of our iPSC cell therapy platforms, identifying product candidates, completing preclinical studies and commencing clinical trials, seeking regulatory approval of our product candidates, and incurring costs to acquire and license technologies aligned with our goal of translating iPSCs to therapies. A change in the outcome of any of these variables could mean a significant change in the costs and timing associated with the development of our product candidates.
General and administrative
General and administrative expenses consist of personnel-related costs, including salaries, benefits, and non-cash stock-based compensation, for our employees in executive, legal, finance, human resources, information technology, and other administrative functions, legal fees, consulting fees, recruiting costs, and facility costs not otherwise included in research and development expenses. Legal fees include those related to corporate and patent matters.
We anticipate that our general and administrative expenses will increase over the foreseeable future to support our continued research and development activities, operations generally, future business development opportunities, consulting fees, as well as due to the increased costs of operating as a public company.
Write-off of in-process research and development
Acquired in-process research and development assets are charged to expense at the acquisition date. In-process research and development charges in 2020 and 2019 relate to the acquisition of Prior Century’s and Empirica’s assets, respectively.
Interest expense
Interest expense relates to interest incurred on the Loan Agreement we entered into with Hercules in September 2020, as well as amortization of the related deferred financing cost (see Note 9 to our audited consolidated financial statements included elsewhere in this prospectus for additional information).
Other income, net
Interest income, net consists of interest earned on our cash, cash equivalents and investment balance.
Income taxes
Until February 25, 2021, we were organized as a limited liability company, which is considered a passthrough entity for federal and state income tax purposes. As such, any taxable income or loss realized by the Company for the year ended December 31, 2020 was allocated to the members in accordance with their respective membership interest and reported on their individual tax returns. Subsequent to the conversion of the LLC entity to a C-Corp on February 25, 2021, we have incurred losses and recorded a full valuation allowance on all of our net deferred tax assets. Therefore, no provisions or benefit for income taxes is necessary in the accompanying consolidated financial statements.

Results of operations
Comparison of the three months ended March 31, 2021 and 2020
The following table summarizes our results of operations for the periods presented:
(in thousands)	Three months ended March 31, 2021	Three months ended March 31, 2020	Change
Operating expenses:
Research and development	$15,374	$7,943	$7,431
General and administrative	2,688	2,050	638
Total operating expenses	18,062	9,993	8,069
Loss from operations	(18,062)	(9,993)	(8,069)
Interest expense	(314)	—	(314)
Other income, net	28	320	(292)
Net loss	$(18,348)	$(9,673)	$(8,675)

Research and development expenses
The following table summarizes the components of our research and development expenses for the periods presented:
(in thousands)	Three months ended March 31, 2021	Three months ended March 31, 2020	Change
Personnel and related costs	$4,789	$2,588	$2,201
Facility and other allocated costs	2,075	668	1,407
Research and laboratory	4,260	1,621	2,639
Collaborations	2,906	2,877	29
Consulting	691	57	634
Other	653	132	521
Total research and development expense	$15,374	$7,943	$7,431

Research and development expenses were $15.4 million for the three months ended March 31, 2021 and $7.9 million for the three months ended March 31, 2020. The increase of $7.4 million was primarily due to:
•
an increase in personnel-related expenses of $2.2 million, which was primarily attributable to an increase in headcount to expand our research and development capabilities;

•
an increase of $1.4 million of facility and other allocated costs, including rent and allocated overhead costs as a result of an expansion of our geographic footprint for office and lab space;

•
an increase of $2.6 million in research and laboratory costs, including laboratory supplies, preclinical studies, and other external research expenses;

•
an increase of $0.6 million of consulting costs primarily for temporary personnel to assist in the expansion of our research and development capabilities; and

•
an increase of $0.5 million of other expenses.

General and administrative expenses
General and administrative expenses were $2.7 million for the three months ended March 31, 2021 and $2.1 million for three months ended March 31, 2020. The increase of $0.6 million was primarily due to increased personnel-related expenses of $0.4 million primarily attributable to an increase in headcount to build our infrastructure, and increased consulting and legal fees of $0.2 million.

Interest expense
Interest expense was $0.3 million for the three months ended March 31, 2021, which related to our Loan Agreement with Hercules.
Other income, net
Interest income was $28 thousand for the three months ended March 31, 2021 and $0.3 million for the three months ended March 31, 2020, which included interest earned on our cash, cash equivalents, and short-term and long-term investment balances.
Comparison of the Year Ended December 31, 2020 (Successor) to the period from June 21, 2019 through December 31, 2019 (Successor), and the Period from January 1, 2019 through June 20, 2019 (Predecessor)
The following table summarizes our results of operations for the periods presented. The change in the results of operations is reflective of the (Successor) for the year ended December 31, 2020 compared to combined periods of both (Successor) June 21, 2019 to December 31, 2019 and (Predecessor) January 1, 2019 to June 20, 2019:
(in thousands)	Successor year ended December 31, 2020	Successor period from June 21, 2019 (Inception) to December 31, 2019	Predecessor period from January 1, 2019 to June 20, 2019	Change
Operating expenses:
Research and development	$39,681	$10,107	$4,159	$25,415
General and administrative	9,495	3,622	2,145	3,728
Write off of in-process research and development asset	4,722	225,946	—	(221,224)
Total operating expenses	53,898	239,675	6,304	(192,081)
Loss from operations	(53,898)	(239,675)	(6,304)	192,081
Other income, net	704	908	302	(506)
Interest expense	(381)	—	—	(381)
Net loss	$(53,575)	$(238,767)	$(6,002)	$191,194
Research and development expenses
The following table summarizes the components of our research and development expenses for the periods presented:
(in thousands)	Successor year ended December 31, 2020	Successor period from June 21, 2019 to December 31, 2019	Predecessor period from January 1, 2019 to June 20, 2019	Change
Personnel and related costs	$14,901	$3,222	$1,686	$9,993
Facility and other allocated costs	3,262	179	70	3,012
Research and laboratory	10,518	2,394	564	7,561
Collaborations	9,002	3,139	1,643	4,220
Consulting	730	113	92	525
Other	1,268	1,060	104	104
Total research and development expense	$39,681	$10,107	$4,159	$25,415

Research and development expenses were $39.7 million for the year ended December 31, 2020 and $14.3 million for the year ended December 31, 2019. The increase of $25.4 million was primarily due to:
•
an increase in personnel-related expenses of $9.9 million, which was primarily attributable to an increase in headcount to expand our research and development capabilities;

•
an increase of $3.0 million of facility and other allocated costs, including rent and allocated overhead costs as a result of an expansion of our geographic footprint for office and lab space;

•
an increase of $7.6 million in research and laboratory costs, including laboratory supplies, preclinical studies, and other external research expenses;

•
an increase of $4.2 million for collaborative arrangements with FCDI;

•
an increase of $0.5 million of consulting costs primarily for temporary personnel to assist in the expansion of our research and development capabilities; and

•
an increase of $0.1 million of other expenses.

General and administrative expenses
General and administrative expenses were $9.5 million for the year ended December 31, 2020 and $5.8 million for year ended December 31, 2019. The increase of $3.7 million was primarily due to increased personnel-related expenses of $1.5 million primarily attributable to an increase in headcount to build our infrastructure, increased consulting and legal fees of $1.1 million, and increased information technology and facility costs, including rent, of $1.1 million.
Write-off of in-process research and development
The write off of in-process research and development of $4.7 million in 2020 relates to the acquisition of the assets of Empirica. The write off of in-process research and development in 2019 of $225.9 million relates to the acquisition of the assets of Prior Century.
Interest expense
Interest expense was $0.4 million for the year ended December 31, 2020, which related to our Loan Agreement with Hercules.
Other income, net
Interest income was $0.7 million for the year ended December 31, 2020 and $1.2 million for the year ended December 31, 2019, which included interest earned on our cash, cash equivalents, and short-term and long-term investment balances.
Unaudited Pro Forma Information
Immediately prior to the completion of this offering, all outstanding shares of our convertible preferred stock will convert into an aggregate of 34,126,528 shares of common stock upon the closing of this offering. The unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2020 and the three months ended March 31, 2021 were computed using the weighted-average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of convertible preferred stock into shares of common stock, as if such conversion had occurred at the beginning of the period. Pro forma net loss per share does not include the shares expected to be sold in this offering.
The following table sets forth the computation of the unaudited pro forma basic and diluted net loss per share of common stock for the periods presented:

(in thousands, except share and per share data)	Three months ended March 31, 2021	Year ended December 31, 2020
Numerator:
Net loss used in calculating pro forma net loss per share, basic and diluted	$(18,348)	$(53,575)
Denominator:
Weighted-average common shares outstanding	7,677,196	7,481,861
Weighted-average convertible preferred stock	34,126,528	34,126,528
Pro forma weighted-average shares outstanding, basic and diluted	41,803,724	41,608,389
Pro forma net loss per share, basic and diluted	$(0.44)	$(1.29)
Liquidity, capital resources, and capital requirements
Sources of liquidity
To date, we have funded our operations from the issuance and sale of our preferred stock and have not generated any revenues. Since our inception, we have raised approximately $340 million in net proceeds from the sales of our equity securities. As of March 31, 2021, we had cash, and cash equivalents of $79.5 million and marketable securities of $166.6 million. Based on our research and development plans, we believe that the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, will be sufficient to fund our operating expenses and capital expenditures requirements for the next 42 months after this filing. Since our inception, we have not generated any revenue from product sales or any other sources, and we have incurred significant operating losses. We have not yet commercialized any products and we do not expect to generate revenue from sales of any product candidates for a number of years, if ever. We had an accumulated deficit of $310.7 million as of March 31, 2021. As further described in Note 3 of our audited consolidated financial statements, we obtained a cash capital commitment from Bayer totaling $215 million, from which net proceeds of $74.8 million were received in June 2019, $38.1 million were received in November 2020 and $31.9 million were received in January 2021. The commitment agreement terminated in connection with the Series C Financing, and Bayer has no continuing obligation to invest any additional amounts thereunder. As further described in Note 9 of our audited consolidated financial statements, we entered into a Loan Agreement with Hercules, pursuant to which net proceeds of $9.6 million were received by us in September 2020. We intend to use the proceeds of the Loan Agreement for working capital and general corporate purposes. As further described in Note 17 of our audited consolidated financial statements, in February 2021, we sold 24,721,999 shares of our Series C preferred stock to certain institutional investors for gross proceeds of approximately $160 million.
Future funding requirements
We expect to incur additional losses in the foreseeable future as we conduct and expand our research and development efforts, including conducting preclinical studies and clinical trials, developing new product candidates, establishing internal and external manufacturing capabilities, and funding our operations generally. Based on our current business plans, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient for us to fund our operating expenses and capital expenditure requirements for the next 42 months after this filing. We have based this estimate on assumptions that may prove to be wrong, and we could exhaust our available capital resources sooner than we expect. However, we anticipate that we will need to raise additional financing in the future to fund our operations, including the commercialization of any approved product candidates. We are subject to the risks typically related to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays, and other unknown factors that may adversely affect our business.
Our future capital requirements will depend on many factors, including:
•
the scope, timing, progress, costs, and results of discovery, preclinical development, and clinical trials for our current and future product candidates;

•
the number of clinical trials required for regulatory approval of our current and future product candidates;

•
the costs, timing, and outcome of regulatory review of any of our current and future product candidates;

•
the cost of manufacturing clinical and commercial supplies of our current and future product candidates;

•
the costs and timing of future commercialization activities, including manufacturing, marketing, sales, and distribution, for any of our product candidates for which we receive marketing approval;

•
the costs and timing of preparing, filing, and prosecuting patent applications, obtaining, maintaining, protecting, and enforcing our intellectual property rights, and defending any intellectual property-related claims, including any claims by third parties that we are infringing upon, misappropriating, or violating their intellectual property rights;

•
our ability to maintain existing, and establish new, strategic collaborations, licensing, or other arrangements and the financial terms of any such agreements, including the timing and amount of any future milestone, royalty, or other payments due under any such agreement;

•
the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

•
expenses to attract, hire and retain, skilled personnel;

•
the costs of operating as a public company;

•
our ability to establish a commercially viable pricing structure and obtain approval for coverage and adequate reimbursement from third-party and government payors;

•
addressing any potential interruptions or delays resulting from factors related to the COVID-19 pandemic;

•
the effect of competing technological and market developments; and

•
the extent to which we acquire or invest in businesses, products, and technologies.

Until and unless we can generate substantial product revenue, we expect to finance our cash needs through the proceeds from this offering, a combination of equity offerings and debt financings, and potentially through additional license and development agreements or strategic partnerships or collaborations with third parties. Financing may not be available in sufficient amounts or on reasonable terms. In addition, market volatility resulting from the COVID-19 pandemic or other factors could adversely impact our ability to access capital as and when needed. We have no commitments for any additional financing, and will likely be required to raise such financing through the sale of additional securities, which, in the case of equity securities, may occur at prices lower than the offering price of our common stock in this offering. If we sell equity or equity-linked securities, our current stockholders, including investors in this offering, may be diluted, and the terms may include liquidation or other preferences that are senior to or otherwise adversely affect the rights of our stockholders. Moreover, if we issue debt, we may need to dedicate a substantial portion of our operating cash flow to paying principal and interest on such debt and we may need to comply with operating restrictions, such as limitations on incurring additional debt, which could impair our ability to acquire, sell or license intellectual property rights which could impede our ability to conduct our business.

Cash flows
The following table summarizes our cash flows for the periods indicated:
(in thousands)	Three months ended March 31, 2021	Three months ended March 31, 2020	Successor year ended December 31, 2020	Successor Period from June 21, 2019 to December 31, 2019	Predecessor period from January 1, 2019 to June 20, 2019
Net cash provided by (used in):
Operating activities	$(22,179)	$(6,884)	$(41,269)	$(11,768)	$(4,400)
Investing activities	(119,034)	(4,178)	(22,757)	(19,007)	(827)
Financing activities	(193,485)	—	47,690	74,839	—
Net (decrease) increase in cash, cash equivalents, and restricted cash	$52,272	$(11,062)	$(16,336)	$44,064	$(5,227)
Operating activities
Net cash used in operating activities was $22.2 million, and $6.9 million for the three months ended March 31, 2021 and 2020, respectively. Net cash used in operating activities during the three months ended March 31, 2021 consisted primarily of our net loss of $18.3 million and net cash outflows from decreases in our accounts payable and accrued expenses and other liabilities of $5.2 million partially offset by increase in operating lease liability of $0.1 million, and non-cash charges of $1.1 million. The non-cash charges of $1.1 million consisted primarily of $0.7 million for depreciation expense, and non-cash operating lease expense of $0.2 million.
Net cash used in operating activities for the three months ended March 31, 2020 consisted primarily of our net loss of $9.7 million partially offset by net cash inflows from changes in operating assets and liabilities of $2.3 million and non-cash charges of $0.5 million. The non-cash charges of $0.5 million consisted primarily of $0.2 million for depreciation expense, non-cash stock-based compensation expense of $0.2 million, and non-cash operating lease expense of $0.1 million.
Net cash used in operating activities was $41.3 million, $11.8 million and $4.4 million for the year ended December 31, 2020 (Successor), the period from June 21, 2019 through December 31, 2019 (Successor) and the period from January 1, 2019 through June 20, 2019 (Predecessor), respectively. Net cash used in operating activities during the year ended December 31, 2020 (Successor) consisted primarily of our net loss of $53.6 million partially offset by increase in operating lease liability of $2.2 million, net cash inflows from increases in our accounts payable and accrued expenses and other liabilities of $4.4 million and non-cash charges of $7.4 million. The non-cash charges of $7.4 million consisted primarily of $1.4 million for depreciation expense, non-cash stock-based compensation expense of $0.9 million, non-cash operating lease expense of $0.4 million and write off of in-process research and development asset of $4.7 million from an asset acquisition.
Net cash used in operating activities during the period from June 21, 2019 through December 31, 2019 (Successor), consisted primarily of our net loss of $238.8 million, partially offset by non-cash charges of $226.3 million. The non-cash charges of $226.3 million consisted primarily of $225.9 million for write off of in-process research and development assets, and other non-cash charges of $0.4 million.
Net cash used in operating activities during the period from January 1, 2019 through June 20, 2019 (Predecessor) consisted primarily of our net loss of $6.0 million, partially offset by net cash inflows from changes in operating assets and liabilities of $1.5 million.
Investing activities
Cash used in investing activities was $119.0 million, and $4.2 million for the three months ended March 31, 2021 and 2020, respectively. Cash used in investing activities for the three months ended March 31, 2021 consisted primarily of net purchases of fixed maturity securities of $117.2 million, and purchases of property and equipment of $1.9 million.
Cash used in investing activities for the three months ended March 31, 2020 consisted primarily of net purchases of fixed maturity securities of $1.5 million, and purchases of property and equipment of $2.7 million.
Cash used in investing activities was $22.8 million, $19.0 million and $0.8 million for the year ended December 31, 2020 (Successor), the period from June 21, 2019 through December 31, 2019 (Successor) and the period from January 1, 2019 through June 20, 2019 (Predecessor), respectively. Cash used in investing activities for the year ended December 31, 2020 (Successor) consisted primarily of net purchases of fixed maturity securities of $8.2 million, purchases of property and equipment of $9.8 million, and net cash used for an asset acquisition of $4.7 million.
Cash used in investing activities for the period from June 21, 2019 through December 31, 2019 (Successor) consisted primarily of purchases of fixed maturity securities of $41.5 million, and purchases of property and equipment of $1.6 million, partially offset by net cash resulting from an asset acquisition of $24.2 million. Cash used in investing activities for the period from January 1, 2019 through June 20, 2019 (Predecessor) consisted primarily of purchases of property and equipment of $0.8 million.
Financing activities
Cash provided by financing activities was $193.5 million for the three months ended March 31, 2021 . There was no financing activities for the three months ended March 31, 2020. Cash provided by financing activities for the three months ended March 31, 2021 consisted primarily of net proceeds from collection of subscription receivable of $31.9 million and from sale of our Series C preferred shares of $159.6 million, payments of deferred offering costs associated with incremental legal, professional and other third-party fees directly associated with the planned IPO of $0.6 million, and cash resulting from the merger of $2.4 million.
Cash provided by financing activities was $47.7 million and $74.8 million for the year ended December 31, 2020 (Successor) and the period from June 21, 2019 through December 31, 2019 (Successor), respectively. There was no cash used in or provided by financing activities for the period from January 1, 2019 through June 20, 2019 (predecessor). Cash provided by financing activities for the year ended December 31, 2020 (Successor) consisted primarily of net proceeds from collection of subscription receivable of $38.1 million. Additionally, on September 14, 2020, the Company entered into a $10 million Loan Agreement with Hercules, pursuant to which net proceeds of $9.6 million were received by us.
Cash provided by financing activities during the period from June 21, 2019 through December 31, 2019 (Successor) consisted of net proceeds of $74.8 million from the sale of our common shares.
Contractual obligations and commitments
The following table summarizes our significant contractual obligations and commitments as of December 31, 2020:
(in thousands)	Payments due by period
	1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Operating leases	$1,220	$3,347	$3,629	$13,207	$21,403
Long-term debt	—	7,642	2,753	—	10,395
Interest on long-term debt(1)	968	1,543	48	—	2,560

(1)
Reflects minimum interest payable under the Loan Agreement. Payment herein are subject to variable rate debt have been estimated.

Other than as disclosed in the table above, the payment obligations under our license, collaboration, and acquisition agreements as of December 31, 2020 are contingent upon future events such as our achievement of pre-specified development, regulatory, and commercial milestones, or royalties on net product sales. See the section titled “Business—Licensing, Partnerships and Collaborations” for more information about these payment obligations. As of December 31, 2020, the timing and likelihood of achieving the milestones and success payments and generating future product sales are uncertain and therefore, any related payments are not included in the table above. The Company has commitments under operating leases for certain facilities used in its operations. The Company’s leases have initial lease terms ranging from five to 16 years. The Company entered into three leases that had not commenced at December 31, 2020. As a result, future lease payments of approximately $0.5 million in 1 year, $4.8 million in 1 to 3 years, $5.0 million in 3 to 5 years and $16.3 million in more than 5 years are not included within the table above.
We also enter into agreements in the normal course of business for sponsored research, preclinical studies, contract manufacturing, and other services and products for operating purposes, which are generally cancelable upon written notice. These obligations and commitments are not included in the table above. See Note 11 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.
We have entered into a $10.0 million Term Loan Agreement with Hercules. Amounts borrowed under the Loan Agreement have an interest-only period of up to 24 months and a maturity date of April 1, 2024. See Note 9 to our audited consolidated financial statements included elsewhere in this prospectus for additional information.
Off-balance sheet arrangements
Since our inception, we have not engaged in any off-balance sheet arrangements as defined under the rules and regulations of the SEC.
Quantitative and qualitative disclosures about market risk
We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. We do not currently have any material exposure to foreign currency fluctuations and do not engage in any hedging activities as part of our normal course of business.
Interest rate risk
We had cash, cash equivalents, and restricted cash of $80.0 million as of March 31, 2021, which consisted of bank deposits and money market funds. We also had marketable securities of $166.6 million as of March 31, 2021. The primary objective of our investment activities is to preserve capital to fund our operations while earning a low risk return. Because our marketable securities are primarily short-term in duration, we believe that our exposure to interest rate risk is not significant, and a hypothetical 1.0% change in market interest rates during any of the periods presented would not have had a significant impact on the total value of our portfolio. Additionally, we had the $10.0 million borrowing related to the Loan Agreement in September 2020 with a floating interest rate per annum (based on a year of 360 days) equal to (i) the sum of (a) the greater of 6.30% plus (b) the prime rate as reported in The Wall Street Journal on the last business day of the month that immediately precedes the month in which the interest will accrue, or (ii) 9.55%. We are therefore exposed to changes in variable United States interest rates on borrowings under our Loan Agreement. A hypothetical 1% increase in interest rates would not result in a material impact to our business.
JOBS act accounting election
As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise generally applicable to public companies. As such, we may take advantage of reduced disclosure and other requirements otherwise generally applicable to public companies, including:
•
presenting only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s discussion and analysis of financial condition and results of operations” disclosure in this prospectus;

•
not being required to have our registered independent public accounting firm attest to management’s assessment of our internal control over financial reporting;

•
presenting reduced disclosure about our executive compensation arrangements;

•
an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•
not being required to hold non-binding advisory votes on executive compensation or golden parachute arrangements; and

•
extended transition periods for complying with new or revised accounting standards.

We have taken advantage of some of these reduced disclosure and other requirements in this prospectus. Accordingly, the information contained herein may be different than the information you receive from our competitors that are public companies or other public companies in which you hold stock.
The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period to enable us to comply with new or revised accounting standards and, therefore, we will adopt new or revised accounting standards at the time private companies adopt the new or revised accounting standard and will do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company.
We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year following the fifth anniversary of the closing of this offering, (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion, (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.
We are also a “smaller reporting company,” meaning that the market value of our stock held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700.0 million and our annual revenue is less than $100.0 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our stock held by non-affiliates is less than $250.0 million or (ii) our annual revenue is less than $100.0 million during the most recently completed fiscal year and the market value of our stock held by non-affiliates is less than $700.0 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.
Critical accounting policies and significant judgments and estimates
Our audited consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our audited consolidated financial statements included elsewhere in this prospectus, we believe that the following accounting policies are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.
Research and development expenses
We record research and development costs in the periods in which they are incurred. We accrue for research and development costs based on the estimated services performed, but not yet invoiced, pursuant to contracts with research institutions or other service providers that conduct and manage preclinical studies and other research services on our behalf and record these costs in accrued and other current liabilities. We make judgments and estimates in determining the accrued liabilities balance at each reporting period. Payments made prior to the receipt of goods or services to be used in research and development are recorded as prepaid expenses until the goods or services are received.
To date, we have not experienced any material differences between accrued costs and actual costs incurred. However, the status and timing of actual services performed may vary from our estimates, resulting in adjustments to expenses in future periods. Changes in these estimates that result in material changes to our accruals could materially affect our results of operations.
Acquisitions
We account for business combinations using the acquisition method of accounting, which requires the assets acquired, including IPR&D, and liabilities assumed, be recorded at their fair values as of the acquisition date. Any excess of the purchase price over the fair value of net assets acquired is recorded as goodwill. The determination of the estimated fair value of these items requires us to make significant estimates and assumptions.
If we determine the acquisition does not meet the definition of a business combination under the acquisition method of accounting, the transaction is accounted for as an asset acquisition and no goodwill or contingent consideration are recognized at the acquisition date. In an asset acquisition, up-front payments allocated to IPR&D and subsequent milestone payments are recorded in research and development expense.
Stock-based compensation
We recognize compensation costs related to restricted stock awards, restricted stock shares, and stock options granted to employees and nonemployees based on the estimated fair value of the awards on the date of grant, and we recognize forfeitures as they occur. For restricted stock awards the fair value of our common stock is used to determine the resulting stock-based compensation expense. For stock options we estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes option pricing model. The fair value of the stock-based awards is recognized as an expense on a straight-line basis over the requisite service period, which is generally the vesting period.
The Black-Scholes option pricing model requires the use of highly subjective assumptions to determine the fair value of stock-based awards. These assumptions include:
•
Fair Value of Common Stock—See the subsection titled “—Common Stock Valuations.”

•
Expected Term—The expected term represents the period that the stock-based awards are expected to be outstanding. We use the simplified method to determine the expected term, which is based on the average of the time-to-vesting and the contractual life of the options.

•
Expected Volatility—Since we are not yet a public company and do not have any trading history for our common stock, the expected volatility is estimated based on the average historical volatilities of common stock of comparable publicly traded entities over a time period equal to the expected term of the stock option grants. The comparable companies are chosen based on their size, stage in the product development cycle, and area of specialty. We will continue to apply this process until sufficient historical information regarding the volatility of our own stock price becomes available.
•
Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the expected term of the awards.

•
Expected Dividend— We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we used an expected dividend yield of zero.

See Note 14 to our audited consolidated financial statements included elsewhere in this prospectus for information concerning certain of the specific assumptions we used in applying the Black-Scholes option pricing model to determine the estimated fair value of our stock options granted in the Year Ended December 31, 2020 (Successor), the period from June 21, 2019 through December 31, 2019 (Successor), and the period from January 1, 2019 through June 20, 2019 (Predecessor). Such assumptions involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our stock-based compensation could be materially different.
In June 2018, Prior Century adopted the 2018 Plan. The 2018 Plan provided for Prior Century to sell or issue common stock or restricted common stock, or to grant incentive stock options or nonqualified stock options for the purchase of common stock, to employees, members of the board of directors, and consultants of Prior Century under terms and provisions established by the board of directors.
During the year ended December 31, 2020 and the periods from June 21, 2019 through December 31, 2019, equity compensation awards were granted from Prior Century to our employees. We recognized the costs of the stock based payments incurred by Prior Century on its behalf as our employees vest in the awards (i.e., we recognize expense measured on the same basis as Prior Century). We also record a corresponding capital contribution from Prior Century.
The intrinsic value of all outstanding options as of March 31, 2021 was approximately $58.7 million, based on the assumed initial public offering price of $19.00 per share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, of which approximately $33.9 million is related to vested options and approximately $24.8 million is related to unvested options.
Common stock valuations
Prior to this offering, we were a privately-held company with no active public market for our common stock. Therefore, our board of directors, with the assistance and upon the recommendation of management, has for financial reporting purposes periodically determined the estimated per share fair value of our common stock on the date of grant in part using contemporaneous independent third-party valuations consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation (Practice Aid). Within the contemporaneous valuations performed by our board of directors, a range of factors, assumptions, and methodologies were used. The significant objective and subjective factors included, but are not limited to:
•
our most recently available valuations of our common stock performed by an independent third-party valuation firm;

•
the prices of shares of our convertible preferred stock sold to investors in arm’s length transactions, and the rights, preferences and privileges of our convertible preferred stock relative to our common stock;

•
committed future rounds of funding;

•
our stage of development and material risks related to our business;

•
our results of operations and financial position, including our levels of available capital resources;

•
progress of our research and development activities;

•
the lack of marketability of our common stock as a private company;

•
the hiring of key personnel and the experience of management;

•
the likelihood of achieving a liquidity event for our securityholders, such as an initial public offering or a sale of our company, given prevailing market conditions;

•
the valuation of publicly traded companies in the life sciences and biotechnology sectors, as well as recently completed mergers and acquisitions of peer companies;

•
the status of strategic transactions, including the acquisition and licensing of intellectual property and technology;

•
trends and developments in our industry; and

•
external market conditions affecting the life sciences and biotechnology industry sectors.

Our board of directors exercises significant judgment in estimating the fair value of our common stock. Such estimates involve inherent uncertainties and the application of significant judgment. As a result, if factors or expected outcomes change and we use significantly different assumptions or estimates, our equity-based compensation could be materially different. Changes in judgments could have a material impact on our results of operations.
For our valuations performed prior to December 31, 2020, in accordance with the Practice Aid, we determined the option pricing model (OPM) method, utilizing recent rounds of preferred financing when available and if a recent round of financing wasn’t available utilizing an equity value determined by the amount invested in the company plus a market return, was the most appropriate method for determining the fair value of our common stock based on our stage of development and other relevant factors. The OPM framework, utilizing a recent round of financing (the backsolve method) infers the equity value implied by a recent financing transaction by making assumptions for the expected time to liquidity, volatility, discount for lack of marketability, and risk-free rate and then solving for the value of equity such that value for the most recent financing equals the amount paid. This method was selected as management concluded that the contemporaneous financing transactions were arms’-length transactions. The OPM framework utilizing the amount invested in the company plus a return provides the basis for the equity value in the OPM and then utilizes certain assumptions for the expected time to liquidity, volatility, discount for lack of marketability, and risk-free rate to estimate the fair value of the common stock.
For our valuations performed after December 31, 2020 we determined the equity value of our business using the hybrid method with input from management and contemporaneous third-party valuations. The hybrid method is based upon the probability-weighted value across two scenarios, being (i) successfully consummating an initial public offering and (ii) alternative scenarios in which an initial public offering is not consummated. The hybrid method can be a useful alternative to explicitly modeling all probability-weighted expected return scenarios in situations when the company has transparency into one or more near term exits but is unsure about what will occur if current plans do not materialize. In the first scenario, the potential exit date, the probability exit value and the likelihood of interim financings were considered. In the second scenario, which was assigned the residual probability, the potential exit date, the equity volatility, the assumed interest rate, the dividend yield and equity inflection points at which the allocation of proceeds changes were considered.
In determining the estimated fair value of common stock, our board of directors considered the subjective factors discussed above in conjunction with the most recent valuations of our common stock that were prepared by an independent third-party. Our board of directors, relying in part on these third-party valuations, determined valuations of our common stock of $0.03, $1.03, $1.73 and $7.27 per share as of November 30, 2018, May 31, 2019, September 30, 2020 and February 25, 2021, respectively, and such valuations by the board of directors were used for the purposes of determining the share-based compensation expense.
Following the closing of this offering, the fair market value of our common stock will be the closing price of our common stock on the date of grant on the primary stock exchange on which our common stock is traded.

Recently adopted and recent accounting pronouncements
See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for information about recent accounting pronouncements, the timing of their adoption, and our assessment, to the extent we have made one yet, of their potential impact on our financial condition or results of operations.

Business
Overview
We are an innovative biotechnology company developing transformative allogeneic cell therapies to create products for the treatment of both solid tumor and hematological malignancies with significant unmet medical need. We have created a comprehensive allogeneic cell therapy platform that includes industry-leading induced pluripotent stem cells, or iPSCs, differentiation know-how to generate immune effector cells from iPSCs, or iPSC-derived cells, clustered regularly interspaced short palindromic repeats, or CRISPR, mediated precision gene editing that allows us to incorporate multiple transgenes and remove target genes intended to optimize cell product performance, sophisticated protein engineering capabilities to develop proprietary next generation chimeric antigen receptors, or CARs, our proprietary Allo-EvasionTM technology intended to prevent rejection of our cell products by the host immune system, and cutting edge manufacturing capabilities intended to minimize product development and supply risk. We believe that these vertically integrated capabilities will allow us to further expand our existing pipeline and develop therapeutics from iPSC-derived natural killer cells, or iNK cells, or iNK, and iPSC-derived T cells, or iT cells, or iT, that may provide enhanced clinical outcomes compared to available therapeutic options. Our vision is to become a premier cell therapy company by developing and ultimately commercializing allogeneic cell therapies that dramatically and positively transform the lives of patients suffering from life-threatening cancers. To achieve our vision, we have assembled a world-class team whose members collectively have decades of experience in cell therapy and drug development, manufacturing, and commercialization.
The field of cell therapy is rapidly evolving, with autologous and allogeneic technologies demonstrating the strong potential of this therapeutic modality. We believe that our industry leading, end-to-end iPSC-derived allogeneic cell therapy platform will allow us to overcome technical and biological limitations of other donor-derived cell therapies. The unlimited replication capacity of iPSCs allows us to incorporate multiple genetic modifications at precise sites, or loci, in the genome of iPSCs that are designed to improve cell function using a CRISPR-mediated approach targeting a DNA repair pathway called homology directed repair, or HDR. The precision of our CRISPR-HDR gene editing technology and clonal selection eliminates random integration events and allows more controlled expression of transgenes of interest compared to other gene editing methodologies. The self-renewal capacity of iPSCs also enables the generation of master cell banks derived from single genetically engineered clones thus allowing the implementation of cost-efficient manufacturing of drug product that can be made available on demand at any clinical site. We have assembled a unique and powerful combination of technologies that bring together a preeminent iPSC-derived allogeneic cell therapy platform with highly advanced cell engineering and manufacturing capabilities. We believe this unique combination puts us in a position to disrupt the oncology treatment paradigm and market.
The key elements of our approach include:
Our efficient precision gene editing technology:
We have developed highly efficient gene engineering processes to generate our product candidates. Our first product candidate will have six CRISPR-mediated homologous recombination and repair edits, and we plan to incorporate additional edits in our future product candidates. We are currently using the CRISPR-MAD7 nuclease to enable precise editing of the iPSC genome, and have developed proprietary applications of the CRISPR-MAD7 technology to genetically modify iPSCs by simultaneously removing target genes or adding transgenes (which is commonly known as knocking-out and knocking-in, respectively) of interest at precise genetic loci. Our approach preserves genome integrity and achieves more predictable and consistent transgene expression as compared to approaches driven by viruses or transposable segments called transposons, which result in varied gene copy number and random integration events that risk mutations, namely insertional mutagenesis.
Our proprietary Allo-EvasionTM technology:
We are leveraging our Allo-EvasionTM technology to design cells capable of evading identification and destruction by the host immune system. We believe this technology may permit dosing in patients with limited or no immune preconditioning regimens. The reduction in allogeneic immune-reactivity enabled by our use of this technology, which is designed to prevent rejection by the patient’s immune system may allow repeat dosing of our CAR-modified cell therapies, and sustain therapeutic efficacy over a long period of time.
CAR and protein engineering:
CAR design is a critical component of innovative cell therapy product candidates. We assembled a team of scientists with deep protein engineering expertise and invested in the single domain antibody fragment, or VHH, antibody platform to develop world-class CAR engineering capabilities that we believe will allow us to create multi-specific CAR constructs targeting more than one tumor antigen. We believe that targeting multiple antigens on tumor cells will help address tumor heterogeneity and antigen loss, which are frequently observed in tumor cells. We have created a proprietary synthetic library of humanized VHH binders to enable in-house binder screens and multiple campaigns against several tumor antigens are ongoing to generate the CAR constructs for future product candidates.
Common engineered iPSC progenitor accelerates new product candidate generation:
With other cell therapy platforms generated from cells with limited replicative capacity, the creation of a new product candidate requires starting over with each of the gene engineering steps having to be incorporated into the product. This is not only time and resource intensive; it also makes it more difficult to predict functionality and safety based upon products that may have been clinically tested in earlier programs. In contrast, all of our iPSC-derived product candidates include a set of shared core features intended to increase their functionality, safety, and persistence. We integrate these core features into a common engineered iPSC progenitor, which has several advantages:
Significant acceleration of new product candidate generation.
Multiple product candidates are generated by engineering additional features, such as adding different CARs to the common progenitor to create new clinical candidates for different tumor indications. With this approach, we do not need to re-engineer common functionalities every time we generate a new product candidate.
Robust manufacturing processes for multiple product candidates.
Since the starting iPSC line is the same for multiple product candidates, our manufacturing processes are predictable and robust.
Predictability of product candidate functionality, safety, and persistence.
Because multiple clinical candidates are derived from the same engineered iPSC line, the lessons learned from one product candidate can be leveraged across multiple product candidates, which facilitates clinical development. For instance, the allo-reactivity of products derived from the same common engineered iPSC progenitor should be very similar.
We expect to file an investigational new drug application, or IND, with the U.S. Food and Drug Administration, or the FDA, for our lead product candidate CNTY-101, a CAR-iNK product candidate targeting CD19 for lymphoma, in mid 2022. We expect to file an IND for CNTY-103, our CD133 + EGFR iNK product candidate designed to treat glioblastoma, in the first half of 2023. Our third candidate, CNTY-102, is a bi-specific CD19 + CD79b iNK or iT product candidate targeting lymphoma, with IND filing expected in the second half of 2023, and, our fourth candidate, CNTY-104, is a multi-specific product candidate targeting acute myeloid leukemia, or AML, with IND filing expected in mid 2024. As there are disease settings which will favor iNK or iT products, we are actively investigating both iNK and iT cell platforms for CNTY-102 and CNTY-104, as either may have preferential clinical features. We are also advancing an earlier discovery stage pipeline with novel CARs and binders against multiple solid tumor targets using our iNK and iT cell therapy platforms. We believe that the therapeutics we discover and develop, if approved, will have a significant impact on the quality of life of patients suffering from devastating hematological and solid tumor malignancies. Our approach to developing therapies for life-threatening cancers of highly unmet medical need potentially presents an opportunity to efficiently advance our product candidates through clinical development, regulatory approval and ultimately to commercialization.
Our collaboration with FUJIFILM Cellular Dynamics Inc., or FCDI, provides us with licenses to certain premier iPSC technologies, patents and know-how, giving us our initial start which enabled us to accelerate generation of our first-generation product candidates and development of our manufacturing processes. We have built and expanded on this foundation with our own resources, applying our own gene editing, protein engineering, process development, and manufacturing expertise to develop our novel product candidates and platforms for which we are developing our own intellectual property. We retain exclusive commercialization rights in the United States and other major commercial markets for our product candidates developed pursuant to our collaboration with FCDI.
We are led by pioneers and subject-matter experts with decades of collective experience in cell therapy and oncology drug development. Dr. Osvaldo Flores, our Chief Executive Officer, has over 25 years of experience in pharmaceutical research and development. Prior to Century, he was Vice President of R&D at Janssen after the acquisition of Novira Therapeutics, where he was a co-founder, President and Chief Science Officer. Earlier in his career, he held senior positions at Merck & Co. and Tularik Inc. Dr. Hyam Levitsky, our President of Research and Development, previously held key R&D positions at Juno Therapeutics and Roche. Dr. Adrienne Farid, our Chief Operations Officer, has over 25 years of drug development experience and previously worked at Celgene, Roche, and SmithKline Beecham. Dr. Greg Russotti, our Chief Technology Officer, has over 30 years of experience and previously worked at Celgene and Merck. Dr. Luis Borges, our Chief Scientific Officer, has over 25 years of experience, with precedent positions in Cell Medica, Five Prime Therapeutics, Amgen, and Immunex. Dr. Michael Diem, our Chief Business Officer, has more than 15 years of experience in the pharmaceutical industry and held business and investment roles at Amicus, AstraZeneca, Aevi Genomics, GlaxoSmithKline, and SR One.
Our board of directors includes members with extensive experience leading companies in the fields of biotechnology and biopharmaceuticals, including Joseph Jimenez, former Chief Executive Officer of Novartis, and Toshikazu Ban, Corporate Vice President and Senior Deputy General Manager of the pharmaceutical product division at FUJIFILM Corporation Ltd. Our internal abilities are further underpinned by our Scientific Advisory Board, which consists of world-renowned scientists, clinicians and key opinion leaders with decades of experience in the fields of stem cell biology, immunology, oncology, and cell therapy.
Since our inception in 2018, we have raised gross proceeds of approximately $340 million. Our stockholders include premier life science and strategic investors, including Versant Ventures, Leaps by Bayer, FCDI, Casdin Capital, Fidelity Management & Research LLC, the Federated Hermes Kauffmann Funds, RA Capital, Logos Capital, OrbiMed, Marshall Wace, Qatar Investment Authority, Avidity Partners, and Octagon Capital.
Our pipeline
We are assembling a portfolio of allogeneic iNK and iT cell therapy product candidates across solid tumor and hematological malignancies. This pipeline is comprised of cell therapies that will address diseases where we believe current therapies are inadequate. All product candidates incorporate our proprietary Allo-EvasionTM technology to avoid host rejection and potentially increase the durability of clinical responses. With the exception of our lead product candidate, CNTY-101, each of our product candidates is designed to target multiple tumor antigens. We currently anticipate filing an IND for our lead product candidate, CNTY-101, targeting B-cell lymphoma, mid 2022. Our second product candidate, CNTY-103, is designed to treat glioblastoma, and we currently anticipate filing an IND in the first half of 2023. Our third product candidate, CNTY-102, is designed to further improve B-cell malignancy treatment, and we are planning on filing an IND for it in the second half of 2023. Our fourth product candidate, CNTY-104, is being developed to treat AML with the IND filing expected in mid 2024. Our development programs consist of the product candidates illustrated in the pipeline chart below:
(1)
We are party to an option agreement with Bayer HealthCare LLC, or Bayer, pursuant to which Bayer was granted certain bidding rights relating to the potential transfer of rights with respect to certain product candidates being researched and developed by us which are comprised of iNK cells, macrophages or dendritic cells, including CNTY-101, CNTY-103 and any other product candidate comprised of iNK cells that we develop in the future. Bayer’s rights under the option agreement are subject to important limitations. See “—Licensing, partnership and collaboration—Bayer HealthCare LLC—Option Agreement” for more information.

CNTY-101: Our CAR-iNK candidate targeting CD19 for relapsed, refractory B-cell lymphoma.
Our lead product candidate, CNTY-101, is an allogeneic, iPSC-derived CAR-iNK cell therapy that has been engineered to express CD19 CAR, soluble IL-15, an EGFR safety switch, and also contains gene edits needed to incorporate Allo-EvasionTM technology. We expect clinical candidate clone selection in the first half of 2021, and plan to move into IND enabling preclinical and technical studies and manufacturing at that time. We anticipate filing an IND to advance CNTY-101 into a Phase 1 clinical trial in mid 2022.
CNTY-103: Our CAR-iNK candidate targeting CD133 + EGFR for recurrent glioblastoma.
We are pursuing a differentiated approach addressing glioblastoma multiforme, or GBM, tumor heterogeneity, and planning local administration of the iNK cell product candidate. CNTY-103 represents our first clinical product candidate targeting a solid tumor and we believe targeting GBM with our engineered iNK cells may provide an opportunity to assess the clinical utility of, or establish proof of concept for, our iPSC-derived iNK cell therapy platform. We are projecting filing an IND and/or clinical trial application, or CTA, for recurrent GBM in the first half of 2023.
CNTY-102: Our CAR-iT or CAR-iNK candidate targeting CD19 + CD79b for relapsed, refractory B-cell lymphoma and other B-cell malignancies.
CNTY-102 will simultaneously target CD19 and CD79b, intended to increase depth and durability of response by eliminating the effect of CD19 antigen loss that has been observed as a factor limiting treatment durability, as well as targeting CD79b, an independently regulated, ubiquitous and validated B-cell target. We currently envision filing the IND for CNTY-102 in the second half of 2023.
CNTY-104: Our CAR-iNK or CAR-iT multi-specific candidate for acute myeloid leukemia.
CNTY-104 will utilize our multi-specific iNK or iT cells for the treatment of AML. Given the known therapeutic activity of natural killer, or NK, cells in AML, there might be an advantage to using the iNK cell platform to build the product candidate, but we will evaluate both the iNK and iT cell therapy platforms and choose the one likely to provide the best therapeutic index in the clinic. We currently envision filing the IND for CNTY-104 in mid 2024.
Discovery platform.
In addition to our named programs, we are actively engaged in a number of earlier stage discovery programs where we believe our iPSC-derived allogeneic cell therapy platform may provide differentiated therapeutic benefits. These discovery stage initiatives are focused on several solid tumor indications including bladder cancer and renal cell carcinoma. For these and other indications, we plan to use multispecific CARs and explore the use of both iNK and iT cells to identify the best cell platform to build the product candidate.

Our use of iPSCs provides us with a differentiated advantage in product development and manufacturing
The majority of allogeneic approaches currently in development use differentiated T cells or NK cells derived from the peripheral blood of healthy donors. Although the use of allogeneic cells in the manufacture of CAR-based T cell or NK cell therapies offers significant advantages, the use of donor cells in the production of allogeneic cell therapies has significant limitations. For example, the number of doses that can be produced from a single donation of blood is limited, such that multiple donations will be needed over the lifetime of a product. Therefore, genetic modifications must be performed in their entirety following each donation. Furthermore, all blood, even from the same donor collected at different times, has some degree of variability and, as a result, product comparability from donation to donation must be demonstrated. In addition, the number of edits that can be introduced into the genome of T cells or NK cells is severely limited, as each engineering step requires cells to replicate. Excessive expansion cycles often result in cell exhaustion, with the engineered lymphocytes (white blood cells) expressing checkpoint molecules, often accompanied by a loss of functionality. As a consequence, the engineering process for these donor-derived cell therapies requires a careful balancing between the number of replication cycles achievable and the generation of fully functional cells resulting in significant limitations.
We believe our engineered, iPSC-derived allogeneic cell therapy platforms can overcome many of the challenges inherent to cell therapy, provide a significant advantage over existing cell therapy technologies. We are focused on developing novel therapeutics designed to address many of the significant unmet medical needs in cancer treatment.
Core characteristics of our iPSC-derived allogeneic cell therapy platforms
Our iPSC-derived allogeneic cells differentiate our therapeutic development approach
The source cells used in the manufacture of our allogeneic cell therapy candidates are induced pluripotent stem cells, or iPSCs. An iPSC is a type of stem cell that can be generated directly from a somatic cell. A somatic cell is a cell that has become functionally differentiated, or specialized, such as a blood cell, skin cell or bone cell. IPSC-derived cell products offer significant technical and manufacturing advantages. These cells have unlimited replication capacity and can act as a progenitor cell for other cell types, including the different types of immune cells. IPSCs share similar biological properties with embryonic stem cells, such as morphology, patterns of gene and protein expression, and growth properties including mitotic activity and doubling time. Our in-licensed iPSC technology allows us to reprogram differentiated cells into iPSCs and to somatic the iPSCs to generate different immune cell types including iNK cells and iT cells.
We believe the use of iPSCs will enable us to manufacture cell therapies of increased consistency, in a shorter period of time, at scale and at reduced cost compared to donor-derived NK or T cell therapies. Unlike these donor-derived cell therapies where all the engineering steps are performed using differentiated cells, all of our engineering procedures are performed on iPSCs. We believe that using iPSCs as a starting point for our cell therapies will allow us to produce our allogeneic cell therapies in an efficient and consistent manner. iPSCs are more amenable to multiple genetic manipulations than differentiated lymphocytes and are capable of maintaining their viability through numerous expansion rounds. We select specific single cell clones from bulk engineered cell product, which we characterize to include specified edits and ensure the absence of off-target genomic alterations. A single cell clone is used to construct a master cell bank capable of providing a sufficient number of doses for the life of a product due to the unlimited replicative capacity of iPSCs.
Our use of iPSCs provide us with differentiated advantages in product development and manufacturing
Our strategy
Our vision is to be a leader in the treatment of both solid tumor and hematological malignancies that address unmet medical needs by developing innovative allogeneic cell therapy products derived from our proprietary technologies. We are initially focused on advancing the research, clinical development and commercialization of tumor-targeted iNK and iT cell therapeutics. We believe that our iPSC-derived allogeneic cell therapy platforms have the potential to overcome the limitations of existing therapies, lower manufacturing costs and improve patient outcomes. To deliver on our mission, we intend to:
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Build a leading cell therapy company leveraging our comprehensive iPSC-derived allogeneic cell therapy platforms designed to overcome the limitations of existing cancer therapies.   We have created comprehensive allogeneic cell therapy platforms that include industry-leading iPSC differentiation know-how, CRISPR-mediated precision gene editing, sophisticated protein engineering capabilities, proprietary Allo-EvasionTM technology, and cutting edge manufacturing capabilities. We believe the incorporation of these elements into our platforms affords us numerous advantages over autologous and donor-derived differentiated T, NK and other cell therapies, and may eliminate many of the challenges inherent in these other cell therapy modalities.

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Maximize the potential to treat a broad range of cancers by exploiting the distinct biologies of both NK and T cells.   We are initially developing our CAR-iNK and CAR-iT cell therapy platforms for multiple indications including lymphoma, glioblastoma, acute myeloid leukemia and other solid tumor and hematological malignancies. We anticipate each platform will have a distinct biology that influences its function, and accordingly, the disease settings in which it is best suited for development. We view this dual development strategy as an opportunity to maximize the potential benefits of each platform and its associated immune cell. In the future, we may develop therapies that simultaneously incorporate both CAR-iNK and CAR-iT cells in the treatment of individual patients.

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Leverage our Allo-EvasionTM technology across our product platform to avoid host rejection and enable repeat dosing.   Central to the potential clinical performance of our iPSC-derived cell therapies is our novel and proprietary Allo-EvasionTM technology, which we intend to implement across our entire product platform. This proprietary technology allows us to engineer cells designed to avoid recognition and rejection by the host immune system. Furthermore, it enables repeat dosing, which we believe will enable us to immediately reinforce the immunological line of defense as cells dosed previously succumb to immune exhaustion and provide our cell therapies the benefit of enhanced durability and persistence. We believe this may reduce or possibly eliminate the need for immune preconditioning regimens, and enhance the recruitment of host immune cells to participate in the anti-tumor response. We believe these advantages could enable the implementation of more flexible and effective dosing protocols for our off-the-shelf product candidates, which we anticipate will increase physician and patient access.
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Exploit serial gene editing of iPSCs to create product candidates with enhanced functionalities and fit for purpose product characteristics.   We utilize CRISPR-mediated precision gene editing that allows us to incorporate multiple transgenes and knock-outs to achieve precise genetic modifications at defined locations in the iPSC genome. Our first clinical product candidate, CNTY-101, will incorporate six gene edits, which we believe are essential attributes necessary for meaningful clinical performance, including a CAR to mediate tumor recognition and killing, features to evade immune rejection and a safety switch to enable product elimination if ever necessary. We believe this initial set of gene edits will form the foundation for follow-on product candidate development. Additionally, we believe our investment in our gene editing technology will allow us to expand upon our current capabilities and integrate further fit for purpose gene edits intended to enhance clinical performance of our future product candidates.

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Leverage our own manufacturing infrastructure, product and process understanding, and scale-up technologies to minimize manufacturing risk.   We are strategically investing in manufacturing across all aspects of the value chain to become leaders in the industry. We are building internal manufacturing facilities that we believe will enable us to learn and iterate more rapidly and increase control of development timelines for expedited clinical development of high quality products. We will continue to invest in process and analytical development capabilities and closely study our cell process parameters that affect product quality. Furthermore, we intend to establish expertise in scale-up technologies designed to enable optimal manufacturing scale, which will reduce cost of goods and improve patient access.

Background
The role of NK cells and T cells in the human immune system
The human immune system is comprised of two integrated systems, the innate immune system and the adaptive immune system. The innate immune system involves an immediate, non-specific response to recognize and protect against foreign pathogens based on broadly conserved pathogen associated molecular patterns and generally lacks pathogen or disease-specific immune memory.
Innate immune system—NK Cells
Cytotoxic NK cells are part of the front-line innate immune response, and in this capacity, monitor the body for signs of pathogens or signals of disease. NK cells have the unique ability to selectively identify and destroy abnormal cells through multiple direct and indirect mechanisms while leaving normal healthy cells unharmed. These mechanisms include (i) direct innate killing by binding to stress ligands expressed by diseased or dysfunctional cells and releasing toxic granules and perforins, (ii) indirect killing by producing and releasing proinflammatory cytokines that play a pivotal role in orchestrating the adaptive immune response, and (iii) antibody-mediated targeted killing by binding to cells targeted for elimination through a process known as antibody-dependent cellular cytotoxicity.
Adaptive immune system—T Cells
The adaptive immune system is characterized by antigen-specific immune responses mediated by T and B cells. T cells are distinguished from other immune system cells by the presence of a T cell receptor, or TCR, on their surface. TCRs are activated through engagement with antigens on the major histocompatibility complex, or MHC, of cells. In humans, these antigens are known as human leukocyte antigens, or HLAs. Upon antigen recognition, CD8 T cells, also referred to as cytotoxic lymphocytes, or CTLs, bind to the MHC-antigen complex, become activated and destroy the targeted cell. The adaptive immune responses require several days to develop because T and B cells need to undergo clonal expansion before they can mount an immune response. The innate and adaptive immune systems also differ on the longevity of the immune response. After elimination of the pathogen, T and B cells can persist for decades as memory cells and quickly respond to new challenges by the same pathogen. We seek to take advantage of the unique properties of T cells and their proven anti-cancer activity to engineer iPSC-derived T cell products.
Cellular immunotherapy and its use in the treatment of cancer
Cellular immunotherapy is a type of immunotherapy that focuses on modulating or enhancing the activity of different lymphocytes, in particular CTLs and NK cells, to treat cancer. The cells are typically engineered with receptors that redirect them to recognize and destroy tumor cells. A frequently used approach for cellular immunotherapy involves CARs on the surface of a lymphocyte that enable the CTL or NK cell to recognize specific antigens that are present on the surface of tumor cells.
At one end of the CAR is single or multiple binding domains that engage one or more target antigens. These binding domains are exposed to the outside of the engineered lymphocyte, where they can recognize the target antigen or antigens. To enable the engineering of multi-specific CARs, we use camelid VHH antibodies.
Our use of camelid VHH antibodies enables our design of multi-specific binding domains
As illustrated above, our CAR constructs incorporate VHHs. VHH domains are derived from a camelid antibody, a type of antibody found in camels, llamas and sharks, that consists of a heavy chain only with one variable region. This structure gives us greater design flexibility, including the use of concatemers that target multiple epitopes on the same antigen (biparatopic CARs) or multiple tumor antigens (bi- or tri-specific CARs).
In 2017, the U.S. Food and Drug Administration, or FDA, approved the first two CAR-T based cell therapies for the treatment of certain types of hematological cancers. They are axicabtagene ciloleucel, sold by Gilead Sciences under the brand name Yescarta®, and tisagenlecleucel, sold by Novartis under the brand name Kymriah®. Subsequently, Gilead Sciences’ Brexucabtagene autoleucel, branded Tecartus®, was approved in July 2020 and Bristol Myers Squibbs’ lisocabtagene maraleucel, branded Breyanzi®, received FDA approval in February 2021. Yescarta®, Kymriah® and Breyanzi® are approved for the treatment for relapsed or refractory large B-cell lymphoma, and Yescarta® is also approved for relapsed or refractory lymphoma and Tecartus® is approved for the treatment of relapsed or refractory mantle cell lymphoma. These therapies are autologous and made from T cells first collected from the patient, which are then genetically modified and administered back to the same patient. While these therapies represent a significant development milestone for the cellular therapy field overall, a significant percentage of patients who receive these therapies ultimately relapse. To date, no CAR-based cell therapies using NK cells have received FDA approval.
Advancements in cell therapy approaches have enhanced treatment alternatives for patients
Cell therapy has built on the success of already approved autologous CAR-T cell therapies. Allogeneic therapy, which uses lymphocytes donated by a healthy donor as the starting material, is designed to overcome several limitations inherent in the autologous approach. We believe the use of iPSC-derived cells further expands the therapeutic potential of cell therapy beyond those that utilize healthy donor-derived NK or T cells.

Evolution of targeted cell therapies in cancer
Limitations of autologous CAR-T therapies
Autologous CAR-T therapies have many characteristics that we believe limit their therapeutic potential. These therapies necessitate an individualized and lengthy manufacturing process, resulting in increased wait times for patients, limited product availability and increased supply chain complexity and cost. Additionally, patients may have undergone multiple therapeutic regimens such as chemotherapy or radiation treatment that may negatively impact the health of the donor cells. Damaged or weakened donor cells may not be able to properly proliferate, resulting in manufacturing failure or insufficient potency.
Limitations of healthy donor-derived allogeneic CAR-NK and CAR-T therapies
Allogeneic CAR-T and CAR-NK therapy uses lymphocytes donated by a person other than the patient as the starting biological material. Since the manufacturing process for allogeneic therapies is not individualized, allogeneic approaches enable immediate treatment availability and the opportunity to distribute cost across a larger number of doses, lowering the manufacturing cost per dose. Manufacturing healthy donor cells in larger batches provides the opportunity for more rigorous quality control and the production of engineered cells of a more consistent character while reducing the risk of manufacturing failure. While these benefits address some of the key limitations of autologous CAR-T therapies, allogeneic approaches still face challenges, including:
GvHD.
Graft versus host disease, or GvHD, is a serious and life-threatening condition triggered when donor T cells recognize the recipient as non-self and initiate a powerful immune response against the recipient. This recognition is mediated by TCR engagement with the HLA expressed on organs of the recipient. Conversely, allogeneic CAR-T cells may be recognized as foreign to the recipient’s body and eliminated by the recipient’s immune system. CAR-NK cells do not express a TCR, and therefore the use of iNK cells does not trigger GvHD.
Host versus graft rejection.
In a similar fashion, allogeneic CAR-T cells may be recognized as foreign by the recipient’s immune system, leading to their rejection. The patient’s immune system being sensitized to the allogenic CAR-T also precludes the ability for the cells to be effectively re-dosed. Both outcomes diminish the ability of the infused cells to attack the cancer.

Limited gene editing potential.
Allogeneic approaches that utilize differentiated lymphocytes are limited to just a few genetic edits. One edit utilized consistently across all allogeneic approaches is the addition of a CAR. Furthermore, elimination of the HLA-I is another typical edit. The number of edits that can be introduced into the genome of differentiated NK cells or T cells is limited, as each engineering step requires cells to replicate and too many expansion cycles often result in cell exhaustion.
Finite replication capacity.
Once donor cells have been sourced and modified, they must be expanded into a quantity sufficient for therapeutic efficacy. The number of doses that can be produced from a single donation of blood is limited, such that multiple donations will be needed over the lifetime of a product. Therefore, genetic modifications must be performed in their entirety following each donation. Furthermore, all blood, even from the same donor collected at different times, has some degree of variability and, as a result, product comparability from donation to donation must be demonstrated. In addition, the number of edits that can be introduced into the genome of NK cells or T cells is severely limited, as each engineering step requires cells to replicate. Too many expansion cycles often result in cell exhaustion, with the engineered lymphocytes (white blood cells) expressing checkpoint molecules, often accompanied by a loss of functionality.
Advantages of iPSC vs. donor-derived approaches
An iPSC is a type of stem cell that can be generated directly from a functionally differentiated somatic cell such as a blood cell, skin cell or bone cell. IPSC-derived cell products offer what we believe are significant technical and manufacturing advantages compared to both autologous and other allogeneic approaches. IPSC cells can propagate indefinitely and can act as a progenitor cell for other cell types, including the different types of immune cells. Our in-licensed iPSC technology allows us to reprogram differentiated cells to become iPSCs and to then differentiate the iPSCs to generate different immune cell types including NK cells and T cells. We believe some of the advantages offered by iPSCs are:
Receptive to complex genetic editing.
We believe that iPSCs are far more amenable to multiple genetic manipulations than donor-derived NK cells and T cells because iPSC cells can undergo multiple rounds of replication without loss of functionality. In contrast, differentiated cells used in donor derived allogeneic approaches are limited to just a few genetic edits, which can impact their overall functionality. The number of edits that can be introduced into the genome of differentiated NK cells or T cells is limited because each engineering step requires cells to replicate and too many expansion cycles often result in cell exhaustion and loss of functionality.
Significant replication capacity.
iPSCs are derived from single cell clones, which are used to construct a master cell bank capable of providing a sufficient number of doses for the life of a product due to the unlimited replicative capacity of iPSCs.
Streamlined manufacturing and consistent product.
The use of a single master cell bank allows iPSC-derived products to be produced with greater consistency, at the greatest possible scale and at reduced cost compared to donor-derived NK cells or T cells.
We believe that iPSC-derived cell therapies provide meaningful advantages over other modalities and have the potential to disrupt the oncology treatment paradigm.

Stages of iPSC gene editing, characterization, and clonal selection
Stages of iPSC gene editing, characterization, and clonal selection prior to the generation of the engineered iPSC master cell bank (MCB). Genetic engineering of our product candidates occurs exclusively at the iPSC stage, where the cells have unlimited replicative capacity and pluripotency. In the above figure, we highlight the multiple steps required for selection of the final CNTY-101 clinical candidate. Gene edited iPSCs from multiple donors were enriched for having the introduced transgenes and knockouts and subsequently cloned at the single cell level. Uniform expression of the transgenes and knockouts was confirmed, and clones were evaluated for their growth potential, genetic profile, differentiation potential into iNK cells, in vitro functionality, and in vivo performance (tumor growth inhibition, persistence and toxicity).
Our rationale for developing both iNK and iT allogeneic cell therapy platforms
We are focusing on two immune effector cell platforms, CAR-iNK and CAR-iT. We anticipate each platform will have a distinct biology that influences its function, and accordingly, the disease settings in which it is best suited for development. We view this dual development strategy as an opportunity to maximize the potential benefits of each platform and its associated immune cell. In the future, we may develop therapies that simultaneously incorporate both CAR-iNK and CAR-iT cells in the treatment of individual patients. We believe that gene engineering and control over differentiation during manufacturing may mitigate some of the liabilities of a given cell type while preserving the most desirable features. Examples of this include the potential reduction of the risk of GvHD in iT cells through the use of TCRs that are not expected to cause GvHD, which we refer to herein as Trusted TCRs, or the potential extension of cell persistence of NK cells through the addition of cytokine signaling to promote survival. Finally, there are also clinical settings in which a putative shortcoming inherent to one cell type (e.g., short persistence of NK cells) might confer an advantage (e.g., when targeting AML antigens that are also expressed on some normal hematopoietic progenitors, enabling a chance for normal cell recovery between doses). Ultimately, the development of both platforms enables a unique opportunity to merge the intrinsic biology of these lymphocyte subsets with desirable engineering attributes to tailor therapies best suited for the clinical path being pursued.

Development of CAR-NK and CAR-T platforms: distinct biology influences disease-specific applications
Our proprietary technology and differentiated approach
Advanced cell engineering expertise further differentiates our iPSC-derived allogeneic cell therapies
Our research and development team includes personnel with deep expertise in cell engineering. Cell engineering encompasses two critical components: genome engineering and protein engineering. We believe robust expertise in both these areas is of critical importance to realizing the potential of our iPSC-derived allogeneic cell therapy platforms. Genome engineering involves the manipulation of the cellular genome, through the use of genetic manipulation strategies including genetic knock-outs, knock-ins and HDR, to enable the creation of optimized cell products specifically tailored to address a particular disease. Protein engineering refers to the engineering and incorporation of CARs and other transgenes such as stimulatory cytokines, allo-evasive molecules, safety switches, and reporter proteins to generate highly functional cell therapies. We leverage these integrated capabilities to potentially enable our cell therapies to persist longer, to overcome detection by the host immune system and to elicit an enhanced therapeutic effect.
End-to-end development of product candidates
Common engineered iPSC progenitor
All of our product candidates include a set of core features to increase their functionality, safety, and persistence. These features include (i) our Allo-EvasionTM technology to enable the cells to avoid detection by the host immune system; (ii) a safety switch to allow for the rapid elimination of the cells from the patient if necessary; (iii) the inclusion of a homeostatic cytokine, IL-15, which promotes increased functionality and persistence in vivo, and is specific to NK cell therapy candidates; and (iv) a positron emission tomography, or PET, reporter molecule to allow for tracing of the distribution of cells upon administration, a capability we intend to include in our future product candidates. Our lead product candidate, CNTY-101, already incorporates the first three of these features. We plan to build all of these core features into a “common engineered iPSC progenitor” which will be utilized in the creation of a master cell bank. Further engineering to advance a development candidate for a specific target is then limited only to the addition of a CAR construct, allowing the generation of multiple product candidates targeting different indications from a single iPSC progenitor.
A single engineered iPSC progenitor can be used for multiple product candidates
Highly efficient engineering processes
We have designed highly efficient engineering processes to generate our product candidates. During the engineering process, we frequently combine the knock-out of specific genes with the knock-in of transgenes we seek to express. In the case of CNTY-101, our lead product candidate, we incorporate six gene edits into three engineering steps to combine the knock-out of two genes (beta-2-microglobulin, or β2m, and Class II Major Histocompatibility Complex Transactivator, or CIITA) with the knock-in of four transgenes (HLA-E, EGFR safety switch, IL-15, and CD19 CAR). The specific steps include (i) knock-out of β2m to eliminate HLA-I expression with the knock-in of HLA-E, (ii) knock-out of CIITA to eliminate HLA-II expression with the simultaneous knock-in of the EGFR safety switch and IL-15 and (iii) knock-in of the CAR construct into the adeno-associated virus insertion sequence 1, or AAVS1, locus.

Engineering steps used to generate our CNTY-101 clinical candidate
These modifications are enabled by our innovative use of advanced biological engineering tools and technologies coupled with the application of internal expertise. We use CRISPR-based nuclease to enable precise editing of the iPSC genome. For CNTY-101 we used the nuclease Cpf-1 but have shifted to CRISPR-MAD7 for all subsequent programs for commercial reasons. In addition to our license from Inscripta, Inc. to use CRISPR-MAD7, we also have a license from Inscripta, Inc. to access the sequence of the enzyme which allows us to develop proprietary protocols to produce and purify the enzyme in-house as well as optimize its use to edit the genome. We have optimized our use of CRISPR-MAD7 to enable CRISPR-mediated homologous recombination and repair of multiple edits per iPSC.
CRISPR mediated homologous recombination/repair
Advantages of our proprietary Allo-EvasionTM technology
We believe that our Allo-EvasionTM engineering technology will allow our cell product candidates to escape recognition and destruction by the host immune system. We believe the reduction in allogeneic reactivity enabled by our use of this technology will allow us to conduct repeat dosing of our CAR-modified cell therapies to improve therapeutic efficacy. In combination with the extended killing capability of optimized immune cells derived from single genetically engineered cell cloning, we envision utilizing repeat dosing to maximize durability of response and efficacy. Additionally, we believe this technology may permit dosing in patients with limited or no immune preconditioning regimens.
The potential of Allo-EvasionTM using NK inhibitory ligands
Preventing recognition of allogeneic iNK cell product candidates by T cells and NK cells from immune competent recipients. Genetic knockout of genes necessary for HLA I and II molecule expression removes the targets of recognition by allogeneic CD8+ and CD4+ T cells respectively, but renders the cells susceptible to killing by recipient NK cells (middle panel). Introduction of the NK inhibitory ligand HLA-E into the product candidate (right panel) delivers a negative signal to recipient NK cells that protects them from elimination.
Illustrative potential of PK of Allo-EvasionTM
Future generations of our cell therapies will embrace an extended range of capabilities
We envision future generations of our iPSC-derived allogeneic cell therapy platforms to incorporate additional capabilities. For instance, we are working on new approaches to lessen the effects of immunosuppressive cytokines, increase the secretion of pro-inflammatory cytokines, improve tumor homing through engineered receptors, convert immune checkpoints into co-stimulatory signals and recruit and activate endogenous immunity. We believe therapeutic enhancements such as these may be particularly relevant to cell therapies intended to treat solid tumors. In addition, we intend to engineer into our iPSCs a PET reporter molecule to enable the imaging of the patient to trace the distribution of the administered cells.

Future product candidates will be designed to embrace a potentially extended range of capabilities
To achieve our objective of discovering, developing and ultimately commercializing innovative cell therapies to treat cancer, we believe our core competencies and capabilities must extend well beyond a knowledge of iPSCs. In addition to deep capabilities in cell engineering, we believe the expertise needed in-house must also include iPSC biology, oncology, immunology, and manufacturing which are essential to engineer and develop cell therapies that have a high likelihood of clinical success.
Manufacturing, product quality and COGS advantages
We believe our use of iPSCs, which have unlimited replicative capacity, will allow us to develop a streamlined manufacturing process with scalability advantages while producing consistent, high quality, off-the-shelf products at reduced manufacturing costs. Given the unlimited replicative capacity of iPSCs, we believe that a single master cell bank can be used for the lifetime of the product.
We intend to develop expertise in scale-up technologies to enable optimal manufacturing scale. To achieve this goal, we are building a team of process development engineers and scientists as well as manufacturing and quality staff with experience in scaling cell expansion, cell harvest and final product filling processes. In addition, we are leveraging knowledge from other modalities, such as allogeneic mesenchymal stromal cell therapies, live virus vaccines, and therapeutic proteins such as monoclonal antibodies, to identify and develop scalable technologies intended to enhance our manufacturing and production processes. We believe that these efforts will ultimately result in efficiencies of scale and reduced manufacturing costs for our products. We intend to increase our investment in scale-up technology as our product pipeline advances through clinical trials towards commercialization.
We are investing in internal manufacturing facilities and capabilities that we believe will enable us to analyze, learn and adapt more rapidly, reduce manufacturing costs and increase control of development and manufacturing timelines for efficient clinical development and, if approved, commercial production of our product candidates. A key aspect of our investment in internal manufacturing facilities and capabilities includes the construction of our Current Good Manufacturing Practices, or cGMP, manufacturing facility in Branchburg, New Jersey. We anticipate that this facility will become operational by the end of 2021. This multi-product, multi-phase facility will have the capabilities and capacity to manufacture both NK and T cells, as well as other immune cell types, for complete optionality.
We believe that having access to our internal manufacturing facility, along with that of FCDI, will increase clinical supply availability and provide us with manufacturing and developmental flexibility. Furthermore, the expertise and learnings at each site can be leveraged for a greater probability of success on any project at either site. We believe this manufacturing network, along with our commitment to develop expertise in process scale-up and process understanding, will enable more efficient manufacturing and clinical development with lower cost of goods and consistent product quality.
Off-the-shelf commercialization opportunity for iPSC-derived allogeneic cell therapy platform derived product candidates
Allogeneic cells that can be cryopreserved offer the inherent advantage of off-the-shelf availability. Unlike autologous products, which cannot be produced until patient material is collected, the timing for manufacturing of allogeneic products is not dependent upon the patient. Primary donor cells can be collected and genetically modified well in advance of manufacturing, and manufacturing can be planned such that product is always readily available off-the-shelf for patients.
While cell therapies can be cryopreserved, cell quality may be negatively impacted by the freezing and thawing cycle. To combat this, we are making a significant investment in the development of robust and reliable freezing and thawing methods through rigorous examination of pre-freezing conditions that might affect the freeze/thaw, freezing parameters such as excipient types and concentrations, freezing temperature profiles, container configurations, and thawing conditions. The optimization of the many parameters that go into these steps will be enabled by the development of reliable quality testing procedures that measure the critical quality attributes of the product. We believe investing in these procedures and methods will help ensure that our cryopreserved cells maintain their quality through the freezing and thawing process.
Preclinical profiles or characteristics of development candidates
Our product platforms
The iNK cell platform is our most advanced iPSC-derived cell platform
Left panel: cartoon representation of CNTY-101, our first iNK cell clinical candidate. Right panel: NALM-6 tumor growth inhibition of mice treated with CD19-CAR-iNK cells (clone iPSC611). The CD19-CAR-iNK cells were administered intravenously at 1x107 cells per mouse on Days 1, 8, and 15, as indicated by the arrows. CD19-CAR-iNK cells demonstrate statistically significant (p=0.0027) anti-tumor growth inhibition compared to untreated control animals (“Tumor only”). Tumor burden was measured as the “Average radiance” of tumor-bearing mice.

The iT Cell platform is closely behind and making rapid progress
Left panel: cartoon representation of an iPSC-derived CAR-iT cell, expressing a Trusted TCR, that is, a TCR that is not expected to cause GvHD. Right panel: NALM-6 tumor growth inhibition of mice treated with Century CAR-iT cells. The CD19-CAR-iT cells were administered as a single intravenous dose of 1x107 cells per mouse on Day 1, as indicated by the arrow. The CD19-CAR-iT cells demonstrate statistically significant (p<0.0001) anti-tumor growth inhibition compared to untreated control animals (“Tumor only”). Tumor burden was measured as the “Average radiance” of tumor-bearing mice.
iPSC-derived iNK cell platform
Multiple processes have evolved to allow for the differentiation of an iPSC into an immune cell. Many of these approaches involve platforms that use various signaling molecules, referred to as feeder cells, to facilitate iPSC differentiation. We have engineered our iNK cell platform so that that it is feeder cell-free, which simplifies the manufacturing process and further reduces manufacturing costs.
Differentiation of iPSCs to functional immune cells involves a series of process stages conducted under strictly controlled conditions, with different cytokine mixtures introduced at different process stages. IPSCs are initially differentiated into hematopoietic progenitor cells, or HPCs, during which they assemble into three-dimensional aggregates. Cells from these aggregates bud off and are replated onto different tissue culture vessels coated with a specific extracellular matrix and exposed to a cytokine cocktail that promotes differentiation of the HPCs to NK cells, a process that takes fourteen days. After differentiation, cells are incubated for seven days to activate the NK cells. We are currently capable of achieving fully functional iNK cells from iPSCs in 30 days.
The phenotype of iPSC-derived NK cells is similar to primary human NK cells
We have intentionally focused on the parameters that define immune cell functionality to direct internal development initiatives. This focus is intended to improve upon the intellectual property licensed from FCDI.

Accordingly, the parameters which have been the primary drivers of our activities have been cell persistence, killing potential and lack of induced toxicities, among other considerations. At the same time, we also characterize the cells phenotypically. As evidenced in the comparison presented above, NK cells derived from our iPSC-derived allogeneic cell therapy platforms are similar to primary human NK cells recovered from peripheral blood, with the phenotypic markers we evaluated displaying close alignment and the slight differences observed reflecting expected person-to-person variation.
Assessment of these cells’ functionality demonstrates their potential for tumor cell cytotoxicity. Through a series of in vitro studies we evaluated the various mechanisms through which iNK cells eliminate tumor cells. As is presented below, one of the mechanisms used by NK cells to kill tumor cells involves the recognition of tumor cells lacking HLA-I by innate immune receptors. Using a leukemic cell line, K562, that lacks HLA molecules, we noted that the cell killing capacity of our iNK cells closely mirrored that of NK cells isolated from peripheral blood.
Our iNK cells kill K562 tumor cells similarly to PBMC peripheral NK cells
Century’s iNK cells and peripheral blood mononuclear cell, or PBMC, NK cells were incubated with K562 tumor cells labelled with NuclightRed, or NLR, for 72 hours. Cocultures were imaged every 3 hours on the Incucyte live cell imager. Upon cytolysis the target cells lose their NLR signal. Tumor cell index measures the density of tumor cells in the wells and is calculated as (tumor and iNK well at time x / tumor only well at time x) / (tumor and iNK well at first time point) * 100.
The addition of a CAR construct to the NK cell introduces a second mechanism by which tumor cells are eliminated. Our iPSC-derived NK cells demonstrated CAR-mediated tumor-cell killing of CD19 lymphoma cells, or Raji cells, comparable to peripheral blood CAR-Ts engineered with the same CAR construct.

Our CAR-iNK cells kill lymphoma cells similarly to peripheral blood CAR-T cells

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Our CAR-iNK cells and peripheral blood CAR-T cells were incubated with Raji tumor cells labelled with NLR for 60 hours. Cocultures were imaged every 3 hours on the Incucyte live cell imager. Upon cytolysis the target cells lose their NLR signal. Tumor cell index measures the density of tumor cells in the wells and is calculated as (tumor and iNK well at time x / tumor only well at time x) / (tumor and iNK well at first time point) * 100.
Our iNK cells also demonstrate the ability to engage and kill cancerous cells through multiple challenge rounds. In an evaluation of sustained killing capability, the results of which are presented below, we observed that iNK cells were successful in eliminating lymphoma cells through seven killing cycles before evidence of cell exhaustion and a decrease in cytolytic activity was observed. These results suggest that not only are the cells capable of retaining functionality and the ability to proliferate, but that the cytolytic machinery and signaling mechanism connecting target recognition to effector immune cells maintains sustained durability as well.
Our CAR-iNK cells have robust serial killing activity against lymphoma cells

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Our CAR-iNK cells were incubated with Reh tumor cells labelled with NLR for multiple rounds of killing. Every 72 hours, the iNK cells were transferred to new tissue culture wells containing fresh tumor cells and allowed to kill for 72 hours. Cocultures were imaged every 3 hours on the Incucyte live cell imager. Upon cytolysis the target cells lose their NLR signal. Tumor cell index measures the density of tumor cells in the wells and is calculated as (tumor and iNK well at time x / tumor only well at time x) / (tumor and iNK well at first time point) * 100. Loss in killing activity was observed between rounds seven and eight.
The tumor-killing potential of our iNK cells was confirmed through in vivo evaluations. Raji lymphoma cells were administered intravenously to mice that were then dosed three consecutive days with both non-engineered and CAR-modified iNK cells, which had also been engineered to express the IL-15 cytokine. Tumor growth was then monitored over the following 20 days. As is illustrated in the graph below, the CAR-IL15 iNK cells showed meaningful anti-tumor activity, with tumor growth inhibition shown to be as high as 84.7%. Notably this study was conducted using bulk engineered material, prior to single cell cloning, which we believe has the potential to enhance anti-tumor activity.
Our CAR-iNK cells have robust anti-tumor activity in vivo
The above chart displays Daudi tumor growth inhibition, or TGI, of mice treated with CD19-CAR-iNK cells administered under three different dose schedules. Average radiance, bioluminescence, or BLI of mice bearing intraperitoneal Daudi lymphoma xenografts, treated with CD19-CAR-iNK cells. Mice were implanted intraperitoneal with 1x105 cells Daudi-Fluc cells on Day 0 and CD19-CAR-iNK cells were administered intravenously at 1x107 cells per mouse on Days 1, 4, 8, 15, 18, and 22 as indicated by the arrows above.
In addition, to enhanced functionality, the engineered IL-15 has shown an identifiable benefit to persistence. As is presented in the illustration below, we observed viable iNK cells in the lungs and peripheral blood of mice 20 days after a single administration of CAR-iNK cells with IL-15, a result which was not noted in mice administered CAR-iNK cells without the addition of the cytokine.

The addition of a homeostatic cytokine significantly enhances iNK persistence
IPSC-derived iT cell platform
In addition to NK cells derived from our iPSC-derived allogeneic cell therapy platforms, we are also advancing the development of iPSC-derived T cells. The therapeutic properties offered by T cells, such as large in vivo expansion capacity, extended immune memory and the potential inclusion of engineered TCRs for additional tumor killing capacity, provide compelling reasons supporting their inclusion in our anti-cancer cell therapy arsenal. However, the development of allogeneic T cell-based therapies requires addressing unique challenges, such as GvHD. GvHD occurs when allogeneic donor T cells recognize an HLA class I and class II molecules on host cells and induce a severe and potentially life-threatening immune response against the host tissues. This is a challenge we plan to overcome by selecting Trusted TCRs that do not mediate GvHD.
We are exploring two major T cell subsets to develop our iT cell platform
Proprietary Trusted TCR constructs enable our generation of TrueTTM cells
Many companies that are pursing the development of allogeneic T cell therapies engineer T cell with an intentionally deleted TCR to eliminate the risk of GvHD. We have taken a fundamentally different approach; we believe that retention of the TCR is of significant importance, particularly to iPSC-derived T cells, as it helps with the differentiation and functionality of iPSC-derived T cells. We have devised strategies to utilize αβ or γδ TCRs on iPSC-derived T cells while minimizing risk of GvHD. In general, our approach capitalizes on selection of Trusted TCRs.
γδ T cells do not recognize hypervariable HLA class I or II receptors. Instead, γδ TCRs recognize ligands that are mostly invariant between individuals and these TCRs are unlikely to mediate GvHD. We leverage this characteristic of γδ chains to engineer iPSC lines with Trusted TCRs to create T-iPSC line that will be used to differentiate iT cell products. There are also special scenarios where an αβ TCR can have properties that lessen or eliminate the risk for GvHD, such in the case of some TCRs specific for viral antigens or the invariant αβ TCR expressed by, natural killer T cells, or NKT cells. We are pursuing γδ and αβ Trusted TCR approaches because γδ and αβ T cells have meaningfully different biological properties that can be explored for different tumor indications. Because of the importance of the TCR in normal T lymphocyte development, we call iPSC-derived T cells that express a Trusted TCR TrueTTM cells as a contrast to T cell engineered without a TCR.
For any TrueTTM cell approach there are two main strategies that can be deployed to make iPSC-derived T cells. The first is to begin with a T cell from a healthy donor where the TCR identity is known (either a γδ T cell, NKT cell or conventional αβ T cell). Such T cells can be isolated, expanded, and purified. Then the desired T cell, which carries the desired rearranged TCR genes, is reprogrammed to generate iPSCs that carry the same TCR genes. We call these T cell-derived iPSCs T-iPSCs and they can be used to produce T cells with the desired TCR. We have developed proof of concept for this approach using T-iPSC lines that were reprogrammed using peripheral blood γδ T cells. A second approach is to use iPSC that were derived from a non-T cell and thus lack a rearranged TCR. In this scenario, the desired TCR is selected and synthesized as a transgenic construct. Then the desired TCR is engineered into iPSCs such that T cells that are produced from the iPSCs will carry the engineered TCR. We have developed proof of concept for approached using an iPSC line that was derived from non-T cells, in this case CD34+ peripheral blood hematopoietic cells, where we introduced a viral-specific TCR.
Differentiation of TrueTTM cells results in cells that co-express TCR and CD3 and can utilize an engineered CAR for target cell killing
The process for differentiating T cells from iPSC is a multistage in vitro system that includes several growth factors and key ligands that mimic the developmental signals found in the human thymus where T cells normally develop. We have refined protocols to differentiate T cells from both T-iPSC and TCR-engineered iPSCs.
For γδ T cells, the current process yields T cells that uniformly express the γδ TCR and CD3. These iPSCs have been engineered to express a CD19 CAR for initial proof of concept studies. When the iPSC-derived γδ T cells are exposed to CD19-expressing lymphoma cells, the lymphoma cells are killed in an antigen-specific manner.
Differentiation of γδ CAR-iT cells from T-iPSC

A T-iPSC line that was derived from a γδ T cell was used to differentiate γδ T cells using a process that takes approximately 5-6 weeks. At the end of the process, cells were collected and stained for flow cytometry. The left panel demonstrates co-expression of CD3 and the γδ TCR on the cell surface of resulting iT cells. Because the T-iPSC line was also engineered with a CAR transgene, the CAR protein was also detected on the surface of these iT cells.
γδ CAR-iT cells kill CD19-expressing lymphoma cells
CAR-iT cells were used in a tumor cell killing assay on an IncuCyte instrument. For this study, Reh cells, a CD19-expressing lymphoma line was used. PBMC CAR-T are PBMC-derived T cells that have been engineered to express the same CAR molecule, which have been added as a control for this study. When CD19-positive Reh cells were exposed to CAR-T cells, both iPSC-derived and PBMC-derived CAR-T cells mediated tumor killing.
For conventional αβ T cells, the current process yields iT cells that uniformly express the αβ TCR and CD3. These iPSCs were also engineered to express a CD19 CAR to evaluate their tumor cell killing activity. When the iPSC-derived αβ T cells were exposed to CD19-expressing lymphoma cells, the lymphoma cells were killed in an antigen-specific manner.
Differentiation of αβ CAR-iT cells from T-iPSC
A T-iPSC line that was derived from a αβ T cell was used to differentiate αβ T cells using a process that takes approximately five to six weeks. At the end of the process, cells were collected and stained for flow cytometry. The left panel demonstrates co-expression of CD3 and the αβ TCR on the cell surface of resulting iT cells. Because the T-iPSC line was also engineered with a CAR transgene, the CAR protein was also detected on the surface of these iT cells (right panel).
αβ CAR-iT cells kill CD19-expressing lymphoma cells
CAR-iT cells were used in a tumor cell killing assay on an IncuCyte instrument. For this study, Reh cells, a CD19-expressing lymphoma line was used. PBMC CAR-T are PBMC-derived T cells that have been engineered to express the same CAR, which have been added as a control for this study. When CD19-positive Reh cells were exposed to CAR-T cells, both iPSC-derived and PBMC-derived CAR-iT cells mediated tumor killing.
Serial killing of CD19+ tumor cells by CAR-γδ-iT cells is comparable to PBMC-derived CAR-T cells. The serial killing assay was performed using an Incucyte instrument where viable tumor cells expressed Nuclight Red and were enumerated every 3 hours based on Red Calibrated Units, or RCU, a measure of total red fluorescence. At the beginning of the culture, 1e5 CAR-γδ-iT or CAR-T were added to each well followed by addition of 2e4 NALM-6 target cells (Nuclight Red+). Cells were cultured in complete medium with 10 ng/ml rhIL-15. Every 24 hours, 2e4 fresh NALM-6 cells were added to the culture and data was recorded for 10 days. Increasing RCU indicates daily addition of new targets and/or outgrowth of tumor cells. Decreasing RCU indicates tumor cell killing by γδ CAR-iT cells or PBMC CAR-T cells.
Collectively, we have made significant progress in deriving iPSC lines that carry Trusted TCRs as well as refining the differentiation process to generate TrueTTM cells that express a TCR and a CAR. The cells mediate robust killing of lymphoma cells when their CAR is engaged. We believe that we have put in place the fundamental building blocks to continuing the advancement of our iT cell platform to generate iPSC-derived αβ and/or γδ T cell therapies for different tumor indications.
Our development candidates
We are assembling a portfolio of allogeneic iNK and iT cell therapy product candidates across solid tumors and hematological malignancies. This pipeline is comprised of cell therapies that will address diseases where we believe current therapies are inadequate. Our product candidates incorporate our proprietary Allo-EvasionTM technology which is designed to avoid host rejection and potentially increase the durability of clinical responses. With the exception of our lead product candidate, CNTY-101, each of our product candidates is designed to target multiple tumor antigens. We currently anticipate filing an IND for our lead product candidate, CNTY-101, targeting B-cell lymphoma, in mid 2022. Our second product candidate, CNTY-103, is designed to treat glioblastoma, and we currently anticipate filing an IND in the first half of 2023. Our third product candidate, CNTY-102, is designed to further improve B-cell malignancy treatment, and we are planning an IND in the second half of 2023. Our fourth product candidate, CNTY-104, is being developed to treat AML with the IND expected in mid 2024. Our development programs consist of the product candidates illustrated in the pipeline chart below:
(1)
We are party to an option agreement with Bayer HealthCare LLC, or Bayer, pursuant to which Bayer was granted certain bidding rights relating to the potential transfer of rights with respect to certain product candidates being researched and developed by us which are comprised of iNK cells, macrophages or dendritic cells, including CNTY-101, CNTY-103 and any other product candidate comprised of iNK cells that we develop in the future. Bayer’s rights under the option agreement are subject to important limitations. See “—Licensing, partnership and collaboration—Bayer HealthCare LLC—Option Agreement” for more information.

CNTY-101: Our CAR-iNK candidate targeting CD19 for relapsed, refractory B-cell lymphoma
Disease background
B-cell lymphoma is a cancer that affects B lymphocytes that make up part of the immune system. It generally originates in the lymph nodes. B-cell lymphoma includes both Hodgkin’s disease and approximately 80% to 85% of patients diagnosed with non-Hodgkin’s lymphoma, or NHL, a disease classification that includes more than 50 different hematological malignancies. In the United States, approximately 70,000 cases of NHL are diagnosed each year and the number of new diagnoses is increasing each year as the median age in the United States increases. 30-40% of these patients will relapse or have disease refractory to current treatments.
Current treatment and shortcomings
Treatment of non-Hodgkin’s lymphoma is dependent on disease designation. Indolent disease may be treated with localized radiation or simply monitored for disease progression, at which time the disease is often treated with rituximab, with or without chemotherapy. Aggressive disease is treated with chemotherapy if diagnosed in the earlier stages of disease progression or with combination of rituximab and chemotherapy if diagnosed in the more advanced stages. While aggressive NHL is curable, indolent disease currently is not.
In aggressive large B-cell lymphomas, existing FDA-approved CD19 CAR-T cell therapies show overall response rates of 50-80%, complete response rates of 30-40%, and where longer term follow up data is available, a three year survival rate of 47%. They are also shown to be effective in aggressive and indolent lymphoma subpopulations and are in active testing in second line lymphoma. While these treatments have transformed care, significant medical need still exists in the relapsing and progressing patients that remain, with additional limitations of the autologous therapies described herein. As such, there is active investigation of several allogeneic B-cell targeting CAR-T therapies and B-cell targeting CAR-NK cell therapies in lymphoma.
Our therapeutic approach and development program
Our lead product candidate, CNTY-101, is an allogeneic, iPSC-derived CAR-iNK cell product for the treatment of B-cell lymphomas. CNTY-101 has been engineered with the following features:
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expression of CD19 CAR to target malignant B cells. Our CAR construct uses the FMC63 scFv and the signaling domains of CD28 and CD3ζ;

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knock-out of HLA-I and HLA-II to escape elimination by the patient’s CD8 and CD4 T cells;

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knock-in of HLA-E to avoid killing by the patient’s NK cells;

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expression of IL-15 to provide homeostatic cytokine support to improve persistence and functionality; and

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incorporation of an EGFR safety switch to allow for elimination of the product if necessary.

The safety switch consists of a shorter version of the extracellular domain of EGFR, which binds to clinically approved antibodies, such as Cetuximab, which can trigger product elimination through antibody-dependent cellular cytotoxicity, or ADCC, or antibody-dependent cellular phagocytosis, or ADCP.
We believe the modifications described above may lead to treatments with greater potency, persistency and durability. As the CD19 target and the FMC63-CD28z CAR have has been validated by existing FDA-approved CAR-T therapies, we believe target-related risks have been significantly diminished, as the approved CAR-T cell products have been shown to improve remission rates and improve overall survival in patients with various B-cell malignancies. The inclusion of a validated CAR construct in our first product candidate eliminates a key variable, i.e. the performance of a novel CAR construct, better enabling our Allo-EvasionTM engineered iNK platform to be validated in the initial studies. The validity of this therapeutic approach is further supported by a M.D. Anderson clinical trial of CAR-NK cells targeting CD19 used in the treatment of relapsed or refractory NHL and chronic lymphocytic leukemia, or CLL, patients. In that trial, eight of the 11 patients responded to treatment with seven patients achieving complete remission.
CNTY-101 and CD19 CAR construct
Left panel: engineered features of CNTY-101. Right panel: structure of the CD19 CAR construct used in CNTY-101
We have completed engineering of iPSC lines from five different donors and single cell cloning of numerous iPSC lines. The single cell clones are undergoing genotype and phenotype identity, purity, safety, manufacturability, and in vitro and in vivo functional testing. CD19 iNK single cell clones demonstrate significant cytotoxicity in vitro comparable to CAR-T controls, and numerous cycles of serial killing after repeated challenge with lymphoma cells. CNTY-101 single cell clones also demonstrate IL-15 expression and persistence in vivo, as well as in vivo tumor growth inhibition. We expect clinical candidate clone selection in the first half of 2021, and plan to move into IND-enabling preclinical and technical studies and manufacturing at that time. We currently anticipate filing an IND in mid 2022 to advance CNTY-101 into a Phase 1 clinical trial.
Preclinical studies and selection of the final product candidate for CNTY-101
To identify the CNTY-101 clinical candidate, we engineered iPSC lines from five different donors. The initial characterization studies were done with bulk cells prior to single cell cloning (bulk-engineered cells), and we have now generated additional data with single-cell clones. To identify the candidate, we have narrowed down to six clonal cell lines derived from two donors. The initial evaluation of the Allo-EvasionTM features and safety switch was done on bulk-engineered iPSC lines.
Allo-EvasionTM studies with bulk-engineered CAR-iNK cells
To prevent recognition of our CAR-iNK cells by CD8 T cells from the patient, we eliminated the expression of the HLA-I by deleting β2m, a protein that is required for the expression of HLA-I molecules on the cell surface. Our current Allo-EvasionTM data has been generated with bulk-engineered iNK cells prior to single cell clonal selection. However, even with bulk-engineered cells where a small percentage of cells (1.6%) in the population still retains HLA-I, it is clear that the deletion of β2m significantly diminishes the allo-reactivity of allogeneic CD8 T cells against our iNK cells. In the final clinical candidate clones for therapeutic products, HLA-I will be uniformly absent from all iNK cells.
Elimination of HLA-I prevents allogeneic immune recognition of iNK cells by CD8 T cells
Elimination of HLA-I prevents allogeneic immune recognition of iNK cells by CD8 T cells. To determine if removal of HLA-I via β2m knock-out prevents recognition of iNK cells by allogeneic T cells, a mixed lymphocyte reaction, or MLR, was performed with CD8 T cells from six allogeneic donors. Allogeneic T cells show virtual no proliferation when incubated with iNK cells that do not express HLA-I (B2Mko iNK), in contrast with iNK cells expressing HLA-I (iNK).
Deletion of HLA-I prevents the recognition of our iNK cells by allogeneic T cells, but on the other hand, it exposes the iNK cells to killing by the patient’s NK cells. NK cells can sense the lack of HLA-I as a danger signal (missing self-hypothesis) and eliminate HLA-I negative cells. As part of our Allo-EvasionTM technology, we engineered the expression of HLA-E, a monomorphic MHC Class I related molecule to prevent the killing of the HLA-I null iNK cells. HLA-E engages an inhibitory receptor, NKG2A on NK cells and prevents their cytolytic activity. Our data with bulk-engineered iNK cells indicates that HLA-E is effective in mitigating the killing of the null iNK cells.

Expression of HLA-E prevents killing of iNK cells
that have been engineered to prevent HLA-I expression
In contrast with HLA-I null iNK cells, which are killed by allogeneic NK cells, HLA-I null iNK cells engineered with HLA-E are mostly protected from killing by allogeneic NK cells.
Evaluation of the EGFR safety switch with bulk engineered CAR-iNK cells
CNTY-101 is engineered with a safety switch that can be triggered to eliminate the cells if ever necessary. Our switch includes a shorter version of the EGFR extracellular domain, anchored to the plasma membrane. This form of EGFR binds to cetuximab, a clinically approved antibody we plan to use as a trigger for the safety switch. Cetuximab engages FcγR on innate immune cells, such as NK cells and macrophages, to eliminate EFGR-expressing cells through ADCC or ADCP. Our preliminary data from in vivo studies indicates that the cetuximab effectively triggers the elimination of iNK cells engineered with our EGFR safety switch from different tissues including blood, liver, and lungs.
Elimination of iNK cells using EGFR safety switch
NSG mice were intravenously infused with 1x107 CD19iNK and one day later treated with 40 mg/kg cetuximab or rituximab (as a control). On Day 8, mice were humanely euthanized and whole blood, liver, and lung samples were collected and analyzed for the presence of iNK cells.

Single-cell cloning of engineered iPSC from different donors to identify the final clinical candidate
We have now completed the single cell cloning of engineered iPSC lines from three different donors. The single cell clones have been characterized for the expression of NK cell markers and the inserted transgenes. Selected clones were then characterized genetically by karyotype analysis, copy number variations, transgene copy number and insertion fidelity, and, finally, whole genome sequencing. The phenotype and genotype positive clones were progressed to an iNK differentiation, in vitro functional and manufacturability screens. We have narrowed down the number of candidates to six clonal lines from two different donors. These lines are being evaluated in vivo for final clinical candidate selection, which is set to occur in the first half of 2021. We anticipate filing an IND in mid 2022 and subsequently advance CNTY-101 into a Phase 1 clinical trial.
CNTY-101 lead discovery funnel to identify final clinical candidate
Selected single-cell clones express engineered transgenes in virtually all cells after expansion
We have run a series of phenotypic assays and transgene expression characterization to narrow down the list of top candidates to six iPSC lines. After expansion in culture, the cell populations derived from single cell clones are highly uniform. Virtually all cells from all clones are CD45+, CD56+, CD3- indicating that these cells are NK cells. In addition, the cells uniformly express the CAR, HLA-E, and EGFR (safety switch) transgenes indicating that our product candidate clones are highly uniform when assessed for phenotypic markers.

Transgene expression and purity of iNK cells
Transgene expression and purity of day 21 iNK clones as measured by flow cytometry. All clones were >97% iNK cells defined as live/CD45+/CD56+/CD3- (top left panel). Transgene expression (CAR, EGFR, and HLA-E) was measured on total live population after expansion of the single cell clones.
Functional analysis of iNK cells generated from individual iPSC clones reveals meaningful differences in the in vitro persistence and killing capacity of clinical candidates.
In addition to assuring uniform transgene expression in the clones under consideration for clinical candidate selection, we compared two in vitro functional attributes across clones that could influence their ability to inhibit tumor growth. The first is the cell-intrinsic capacity to persist in culture in the presence or absence of CD19 expressing tumor targets in the absence of exogenous cytokine support. As seen in the figure below, there was a meaningful difference between clones in the recovery of iNK cells after a seven day culture, with three clones demonstrating particularly favorable persistence.

Average iNK cell number as measured by flow cytometry at the conclusion of the 7 day persistence assay. iNK cells were cultured alone or in co-culture with CD19+ NALM6 or REH cells at an effector to target ratio of 1:1 in the absence of any exogenous cytokine support for 7 days and then analyzed by flow cytometry. The iNK cell population was defined as live, CD45+, CD56+cells.
Single-cell clones mediate serial killing of lymphoma cells
In addition to the persistence demonstrated above, for cell therapies to be effective in eliminating cancer cells, single CAR-T or CAR-NK cells need to be able to engage and kill multiple tumor cells in succession a process commonly described as serial killing. To evaluate the fitness of our CAR-iNK cells, we established a serial killing assay in which iNK cells are put through multiple rounds of killing with fresh tumor cell targets added every 24 hours. This is one of our most relevant in vitro assays to characterize and distinguish CAR-iNK cell clones. Our most potent clones (iPSC611, iPSC387, iPSC384) sustain serial killing activity for over ten rounds of killing. These clones have now progressed to in vivo studies for characterization of their anti-tumor activity against human lymphoma xenografts. These in vivo studies will determine the final choice of the iPSC clone that will be selected to generate the CNTY-101 clinical candidate.
Serial killing assay with single-cell iNK clones
To demonstrate the ability of our clonal CAR-iNK cells to kill lymphoma cells over multiple rounds of tumor challenge, NuclightRed labeled Nalm-6 CD19+ lymphoma cells were cocultured with iNK clones at an E:T ratio of 5:1. The plates were imaged every three hours to record the frequency of tumor cells by recording red fluorescence (Red Calibrated Unit, or RCU). Every 24 hours, new tumor cell targets were added to the wells. Differences in repeated killing are apparent with some clones having tumor serial killing for over ten rounds whereas others show loss of tumor control after five rounds of tumor killing.
Preliminary assessment of CD19 CAR-iNK cell clone inhibition of tumor growth in vivo
The clones that performed best in the persistence and serial killing assays shown above were advanced into in vivo tumor growth inhibition studies. The CD19 expressing NALM6 lymphoma model was used in a mouse xenograft model to determine the impact of the three leading clones (as determined above) on tumor growth. Tumor was established on day zero and iNK cells derived from single-cell clones (iPSC384, iPSC387, iPSC611)or bulk engineered iNK cells (iPSC300) were administered intravenously on days 1, 8, and 15. As predicted, each of the three lines derived from single-cell clones mediated significant anti-tumor growth inhibition which was greater than CD19 CAR-iNK cells derived from the bulk culture (iPSC300).
Single-cell clones eliminate CD19+ B cells
One of the key hallmarks of approved CD19 CAR-T cell therapy is the observation that patients who respond to treatment have B-cell aplasia (loss of B cells). Because normal B-cells express CD19, B-cell aplasia is expected during CD19 CAR-T cell treatment and has been used as a pharmacodynamic indicator of CAR-T cell activity. To determine whether our CD19 CAR-iNK cells eliminate normal B cells, we used B cells from four different allogeneic donors and incubated them with our top candidate iNK single cell clones. After 48 hours in culture, all iNK clones showed robust killing of B cells with complete elimination in most assays. This data indicates that B-cell aplasia should be expected during treatment of lymphoma patients. B-cell aplasia is expected to benefit our Allo-Evasion™ strategy by further reducing the chance of patients mounting a humoral anti-iNK cell antibody response.

Elimination of B Cells in Co-cultures of PBMCs with CAR-iNK Cells Derived from Single-Cell Clones
Elimination of normal B cells from whole PBMCs by our top candidate iNK single-cell clones.   To evaluate B-cell killing activity in-vitro, CAR-iNK cells derived from six single-cell clones were co-cultured for 48 hours with PBMCs from four healthy donors. The PBMCs were labeled with cell trace violet (CTV) and cocultured with CAR-iNK clones at an effector: Target ratio of 1:1. B-cells were defined as CTV+/CD45+/CD19+ and the reduction in B-cell numbers graphed as a percentage of the total B-cells present in the co-culture conditions compared to the “No Effector” condition for each donor (set at 100%). Samples were run on BD Symphony A3 cytometer and the data is represented as average of the four PBMC donors with error bars representing standard deviation.
Our CNTY-101 clinical development program
We believe the successful development of CNTY-101 will enable us to establish clinical proof of concept for our CAR-iNT cell therapy and Allo-EvasionTM technology. CNTY-101 is projected to enter preclinical and technical IND-enabling studies and manufacturing this year, supporting an IND filing in the middle of 2022.
We intend to initiate a first-in-human Phase 1 clinical study in the United States in 2022, in relapsed and refractory large B-cell lymphoma, or RR NHL, patients including dose escalation and expansion portions, designed to evaluate the safety, tolerability, pharmacokinetics, persistence, efficacy, and recommended Phase 2 dose and schedule of CNTY-101. We plan to assess both CD19-naïve and CD19-CAR-T treated patients who have relapsed. We will evaluate dose and dosing schedule, and characterize repeat dosing and its impact on safety, persistence, and efficacy. Depending on FDA feedback on our study design, we’re expecting to be able to evaluate preliminary safety in several patients approximately six months after study start and preliminary efficacy approximately nine to twelve months after study start. CNTY-101 will allow for benchmarking, where safety and efficacy can be compared to the available results for mono-specific CD19 autologous and allogeneic therapies that also utilize the FMC63 binder and CAR.
The primary objective of the Phase 1 clinical study will be to evaluate incidence and nature of dose-limiting toxicities within each dose level cohort. The secondary objectives of the study will include cell pharmacokinetics and persistence, incidence, nature, and severity of adverse events, overall response rate, complete and partial response rates, and duration of response, among other measures. Exploratory measures will include evaluation of immunogenicity, correlation of antigen expression with response, and cytokine profile as a reporter of safety.

We believe CNTY-101 may provide significant treatment advantages including (i) as a result of our ability to repeat dose, the potential to enhance objective response rates, or ORRs, and the duration of response, or DoR; (ii) the potential to treat patients immediately upon diagnosis since product is available off-the-shelf; and (iii) the potential to use milder lymphodepletion regimens by reducing or eliminating the immunogenicity and alloreactivity of the administered cells, potentially providing an improved safety profile. Off the shelf availability of CNTY-101 at any clinical site, and, a potentially improved safety profile enabling outpatient use, could improve patient access. For these reasons, we believe CNTY-101, if approved by the FDA or other applicable regulatory authorities, will address substantial unmet market needs for an off-the-shelf, safe and effective cell therapy offering an improved therapeutic profile.
CNTY-103: Our CAR iNK candidate targeting CD133 + EGFR for recurrent glioblastoma
Disease background
GBM is the most aggressive cancer that originates in the brain and accounts for 15% of all brain cancers. There is no known cure for this form of cancer and as such, GBM represents a significant unmet medical need. Treatment for GBM involves surgery followed by chemotherapy and radiation and is considered only palliative as patient relapse is virtually inevitable. Surgical removal of the tumor mass is often complicated by tumor growth into critical regions or the brain, which cannot be excised surgically. While Avastin® and Gliadel® have been approved for use in the treatment of recurrent GBM, their therapeutic benefit is modest. Duration of survival after diagnosis is generally 12 to 15 months with treatment, 3 months without treatment. Recurrence is virtually inevitable, with short survival times and no effective therapies.
Our therapeutic approach
We are pursuing a novel and differentiated approach to the treatment of recurrent GBM using allogeneic iNK cells. Our initial GBM product candidate, CNTY-103, is a dual-targeted CD133 + EGFR iNK, Allo-EvasionTM technology enabled product, engineered to express IL-15, a safety switch to allow for cell removal and possibly a PET reporter for imaging of the cells after administration to the patients. A dual-target should advantage our treatment strategy, as GBM tumor cells have high target heterogeneity. We believe an iNK cell product will minimize clinical safety risks such as cytokine release syndrome, and our ability to locally administer may minimize systemic toxicity and could eliminate the need for lymphodepletion, allowing older and less fit patients to have access to treatment. CNTY-103 represents our first clinical candidate targeting a solid tumor.
CNTY-103

Through our June 2020 acquisition of the assets of Empirica Therapeutics Inc., or Empirica, we gained access to a broad set of assets to enable the development of novel cell therapies for GBM. This acquisition brought us significant GBM expertise, direct access to tumor tissue from GBM patients, new potential targets for GBM CARs, novel, proprietary preclinical models of GBM, and access to an established laboratory to conduct development activities. These models involve the administration of the human tumor xenografts into mouse brains and delivery of the cell therapy candidates directly to sites in the brain where the tumor cells were implanted. These xenograft GBM models have been used to demonstrate the potential utility of CD133 CAR-T therapy to treat GBM. As seen in the data presented below, the CD133 CAR originally developed by Empirica demonstrates compelling anti-tumor activity against three different GBM tumors that express CD133.
CD133 CAR-T cells display strong in vivo anti-tumor activity against GBM xenografts
As is depicted in the cross-sectional images presented below, results achieved in an in vivo mouse model provide further evidence of the utility of CD133 as a therapeutic target. Tumor cells were implanted into the brains of mice and the mice administered either a CAR-control or a CAR targeting CD133. The image on the left, which reflects tumor growth, is representative of mice dosed with the control CAR. Mice treated with the CAR-targeting CD133 through intracranial delivery, shown on the right, displayed significant tumor shrinkage.
CD133 targeted CARs significantly reduced tumor burden in preclinical in-vivo studies
Tumor shrinkage leads to increased survival, as outlined in the graph below.

Tumor shrinkage led to improved survival
Mice intracranially treated with CART133 cells have improved survival compared to mice treated with control CART cells (p = 0.0027).
Epidermal growth factor receptor (EGFR) is a well-known oncogene expressed in multiple tumors. Tumors frequently overexpress wild-type and mutant EGFR, including the EGFRvIII variant which is expressed in a fraction of GBM tumors. EGFR gene amplification and overexpression is present in about 40% of GBM and amongst the tumors with amplified EGFR, about 50% express EGFRvIII. We plan to engineer the EGFR-CAR for CNTY-103 to bind both the wild-type and EGFRvIII variant.
CNTY-103 may also allow for additional therapeutic benefit, taking advantage of the ability to administer the cells directly into the brain and repeat dosing to enhance response durability. Current treatment of GBM commonly utilizes the insertion of a catheter through the cranium directly into the tumor space or brain ventricles. We envision mitigating the challenge of therapeutic delivery across the blood-brain barrier through the use of this intracranial port. We believe that accessing the tumor site using an indwelling catheter may not only facilitate localized trafficking of the therapeutic cells to the tumor and limit the need for lymphodepletion, but also significantly diminish issues related to potential systemic toxicity. In addition, we believe the administration of the CAR-NK cells into the brain eliminates the need to use lymphodepletion, which is not tolerated by older patients or patients with low performance status.
We anticipate filing an IND and/or CTA to begin a Phase 1 clinical trial of CNTY-103 for the treatment of recurrent GBM in the first half of 2023. As CNTY-103 is our first solid tumor product candidate, Phase 1 development will include clinical proof of concept. The primary objectives of the Phase 1 study will be safety and tolerability, and we will also assess cell pharmacokinetics and persistence, and GBM efficacy and translational measures, including response rate, tumor volume, minimum residual disease, median progression free survival, and overall survival. Upon positive Phase 1 clinical trial results, we would move to develop through registration for use in recurrent GBM, as well as consider evaluating CNTY-103 further in earlier GBM populations.
CNTY-102: Our CAR-iNK or CAR-iT candidate targeting CD19 + CD79b for relapsed, refractory B-cell lymphoma and other B-cell malignancies
Our next-generation product candidate directed to treat B-cell malignancies is CNTY-102, an iPSC-derived Allo-EvasionTM technology enabled, CAR-iNK or CAR-iT cell therapy designed to simultaneously target two tumor antigens, CD19 and CD79b. CNTY-102 will also be engineered with homeostatic cytokine support, a safety switch to be utilized for cell elimination if required clinically and possibly a PET reporter for imaging of the cells after administration to the patients. Our use of a multi-targeted CAR is intended to increase depth and durability of response by eliminating the effect of CD19 antigen loss that has been observed as a factor limiting durability of CAR-T cell therapies, as well as taking advantage of targeting CD79b, an independently regulated, ubiquitous and validated B-cell target.
CNTY-102
We are actively investigating both iNK and iT cell platforms for this product, as either may have preferential clinical features: iT cells are expected to have high proliferative capacity, persistence, and trafficking, leading to sustained anti-tumor activity, while iNK cell products are intrinsically active against tumor cells, traffic in the hematopoietic compartment where lymphoma is localized, and so far have demonstrated reduced clinical safety risks (e.g., limited observation of cytokine release syndrome). We currently envision filing an IND for CNTY-102 in the second half of 2023.
Preliminary clinical safety, translational (exploratory biomarker) and efficacy data will be emerging from the CNTY-101 Phase 1 trial at the time we plan to file the CNTY-102 IND, which will allow us to refine the CNTY-102 clinical design and allow for an in depth comparison. We intend to evaluate CNTY-102 in a Phase 1 clinical trial in relapsed, refractory aggressive B-cell NHL, chronic lymphocytic leukemia, or CLL, and/or B-cell acute lymphoblastic leukemia, or B-ALL. We will assess safety, tolerability, pharmacokinetics, persistence, and efficacy, with primary objectives of the Phase 1 to evaluate and compare depth and durability of response, as we believe dual tumor antigen targeting will significantly improve the efficacy profile. Additional Phase 1 objectives include determining the recommended Phase 2 clinical trial dose, schedule, and lymphodepletion conditions.
CNTY-104: Our CAR-iNK or CAR-iT multi-specific candidate for the treatment of acute myeloid leukemia
Disease background
AML is the most common form of acute leukemia, with 20,000 patients per year diagnosed in US. AML is an aggressive, heterogeneous hematopoietic malignancy characterized by genetic abnormalities in myeloid stem cells. 5-year overall survival, or OS, among patients with AML aged <60 years is ~ 35%, with 5-year OS among patients >60 years ~ 11%, reflecting a high unmet need to improve survival and quality of life for the majority of patients with AML. First line therapy includes a combination of cytarabine- and anthracycline-based regimens with allogeneic stem cell transplantation for eligible candidates, and recently approved, targeted therapies for specific mutations. Approximately 50% of patients relapse after achieving a complete remission in AML, leading to a poor prognosis. Allogeneic hematopoietic cell transplantation, or Allo-HCT, after achieving a second remission, likely offers the only possible current chance for cure. Despite numerous clinical studies, outcomes are consistently disappointing with 5-year overall survival rates of ~ 10%.
Our therapeutic approach
We are developing a multi-specific CAR-iNK or CAR-iT cell product candidate to treat relapsed, refractory, and secondary AML. CNTY-104 is a CAR-iNK or CAR-iT product candidate designed to target at least two tumor-associated antigens of relevance in AML. We are currently investigating four tumor targets to select the final candidates for the CNTY-104 product candidate. CNTY-104 will include a safety switch and possibly a PET reporter for imaging of the cells after administration to the patients.
Use of CAR-T cell therapies have been limited to date in myeloid malignancies due to the heterogeneity of AML cells, and, the absence of antigens that are not also expressed on normal hematopoietic stem progenitor cells. Cell therapy approaches targeting these specific antigens have often led to prolonged myeloablation, causing risk of infection and transfusion dependence in patients. As such, we are planning to create a multi-specific CAR-iNK or iT product that allows for controlled dosing and controlled persistence (e.g. enabling resting periods) to enable elimination of AML blasts while mitigating toxicities to the bone marrow. This approach may provide an improvement in treatment efficacy, tolerability, and safety. There may be an advantage to evaluate an iNK cell product, pending characterization of in vivo pharmacokinetics and persistence, but we will evaluate both cell platforms to engineer CNTY-104. We currently envision filing an IND for CNTY-104 in mid 2024.
Discovery platform
In addition to our named programs, we are actively engaged in a number of earlier stage discovery programs where we believe our IPSC-derived allogeneic cell therapy platform may provide differentiated therapeutic benefits. These discovery stage initiatives are focused on several solid tumor indications including bladder cancer and renal cell carcinoma. For these indications we plan to use multi-specific CARs and explore the use of both iNK and iT cells to identify the best cell platform to build the product candidate.
We have initiated multiple VHH antibody campaigns to identify binders to build the CAR constructs for the prioritized tumor indications. These campaigns are at different stages of development and include targets for bladder cancer and targets for renal cell carcinoma. Our goal is to do side by side comparisons of the different CARs to select the final CAR constructs for the product candidates. We plan to have these CARs ready in 2022 and add them to the common engineered iPSC progenitor.

We intend to evaluate the use of engineered macrophages and dendritic cells in the future as potential anti-cancer cell therapies. We believe the function of these immune cells may enable both standalone use as well as their inclusion in potent effector cell cocktails where the complementary engagement of the different immune cells reinforces and enhance overall therapeutic efficacy against different type of tumor malignancies.
Manufacturing
We believe that our iPSC-derived NK cells and T cells afford us a significant opportunity to advance multiplex gene-edited cell therapies that can be produced at substantially lower cost and accessible by a much larger patient population as compared to other donor-derived and autologous cell therapy approaches. To capitalize on these advantages, we believe it is imperative to develop an intimate understanding of the relevant cell types, the processes used to manufacture these cells, and the analytical methods required to accurately and reliably measure critical product attributes. We believe this understanding will enable us to produce safe and efficacious products, implement process and product changes with greater efficiency and accelerate the clinical development of commercializable products. In addition, we intend to develop a significant depth of expertise related to scale manufacturing, which we believe is essential to enable cell expansion, harvest and final container filling, along with cryopreservation, at a significantly reduced per dose cost. We have constructed our manufacturing strategy with the intent of achieving these objectives.
We believe that our relationship with FCDI and its role in the manufacture of our initial product candidates has provided valuable know-how that accelerated development of our proprietary methods to generate functional iPSC-derived iNK cells. We believe that our optimized iPSC differentiation methods are scalable and compatible with efficient manufacturing processes. Our process development group is responsible for overall management of process optimization efforts and we have contracted with FCDI to provide us with process development services on an ongoing basis.
Current activities with FCDI are focused on enhancements to NK cell production. As the protocols for cryopreservation of NK cells are not as well established as the protocols for T cell freezing and storage, we believe that addressing the key determinants of cryopreservation is of particular relevance to the success of our more advanced therapeutic programs. The ability of NK cells to withstand cryopreservation depends not only on the freezing step itself, but on multiple factors in the entire manufacturing process both preceding and following freezing, including the thawing process and post-thaw handling prior to patient administration. As such, all factors involved in the supply chain, from initial cell engineering to patient administration, are being addressed to characterize the impact of cryopreservation on NK cells, especially its impact on yield, activity, stability and consistency. We have invested significant resources to optimize our manufacturing process and continue to iteratively invest in this area. We are also committing additional resources to ensure that adequate infrastructure and expertise is available at clinical sites regarding handling and treatment preparation.
Effective cryopreservation strategies must consider all elements of the supply chain
We intend to source clinical supply of CNTY-101 from FCDI. FCDI currently maintains a cGMP compliant manufacturing facility in Madison, Wisconsin and our audit of the facility confirmed its Phase 1 readiness. We also intend to source clinical trial supply for our other iNK product candidates, and we will have the option to source NK cell therapies to be sold commercially, if approved, from FCDI. At the same time, we are investing in the construction of our own 53,000 square foot cell therapy manufacturing facility in Branchburg, New Jersey. We anticipate that this facility will become operational by the end of 2021. While we intend to use this facility as the primary manufacturing site for CAR-iT cell therapies, we have designed the facility to be a flexible, multi-product facility, capable of producing any immune cell type, and thereby serving as an alternative manufacturing site for our CAR-iNK cell therapies as well.
We believe the development of in-house manufacturing will enable us to analyze, learn and adapt more rapidly and increase control of development and manufacturing timelines for efficient clinical development of our product candidates. Through this enhanced control and investment in our process and analytical development capabilities, we believe we will gain a deeper understanding of our critical product attributes and better understand the factors that affect product quality. We also intend to develop expertise in scale-up technologies to enable optimal manufacturing scale for our product candidates, which will reduce cost of goods and improve patient access.
Licensing, partnerships and collaborations
Fujifilm Cellular Dynamics, Inc.
We are party to an exclusive license with FCDI, dated September 18, 2018, pursuant to which we have licensed from FCDI certain patents and know-how related to differentiation of iPSC cells into immune-effector cells in the field of cancer immunotherapeutics, or, as amended, the Differentiation License. We are also party to a non-exclusive license with FCDI, also dated September 18, 2018, pursuant to which we have licensed from FCDI certain patents and know-how related to the reprogramming of human somatic cells to iPSCs in the field of cancer immunotherapeutics, or, as amended, the Reprogramming License. On October 21, 2019, we entered into a Master Collaboration Agreement with FCDI pursuant to which we agreed to fund research and development work at FCDI pursuant to a research plan, or, as amended, the Collaboration Agreement. On March 23, 2021, we entered into a Manufacturing and Supply Agreement with FCDI, or the Manufacturing Agreement, pursuant to which FCDI will provide certain agreed upon technology transfer, process development, analytical testing and GMP manufacturing services to us.
Differentiation License Agreement
Under the Differentiation License, FCDI granted us an exclusive, fully paid-up, sublicensable, worldwide, excluding Japan, license under certain patent rights and know-how related to human iPSC to exploit cancer immunotherapy products consisting of cells that are or are modifications of NK cells, T cells, dendritic cells and macrophages derived from human iPSC, or FCDI Licensed Products. In return, we granted FCDI an exclusive, fully paid-up, sublicensable license under certain patents and know-how controlled by us to exploit FCDI Licensed Products for any cancer immunotherapy use in Japan or, with respect to any abandoned indication, worldwide, and a non-exclusive license to manufacture the FCDI Licensed Products for any cancer immunotherapy use worldwide until the termination of the Differentiation License. We also granted to FCDI a non-exclusive, sublicensable, worldwide license under certain manufacturing know-how developed by us under the Differentiation License or Collaboration Agreement for manufacturing and process development activities outside of the field of cancer immunotherapy for cells other than NK cells, T cells, dendritic cells and macrophages derived from human iPSC until the termination of the Differentiation License.
Under the Differentiation License, FCDI has an option, executable once a product candidate meets its primary endpoint(s) in a Phase 2 clinical trial, to exploit FCDI Licensed Products in Japan or, with respect to any abandoned indication, worldwide. If FCDI does not exercise its option, we will have the right to exploit FCDI Licensed Products in Japan, and we and FCDI will amend the Differentiation License as necessary to permit such exploitation. In consideration for the Differentiation License, Prior Century issued 2,980,803 shares of common stock to FCDI, which were exchanged for 2,980,803 shares of common stock in connection with the Reorganization.
The Differentiation License expires upon the expiration of the last-to-expire patent licensed thereunder, which is currently expected to expire in 2036. Either party may terminate the Differentiation License upon the other party’s breach of any material obligation, subject to a 60-day notice and cure period, or in the event of the other party’s bankruptcy, if not dispensed or otherwise disposed within 60 days. We may terminate the Differentiation License in its entirety or on an indication-by-indication basis, a product-by-product basis or country-by-country basis, for convenience upon 90 days’ written notice. In addition, FCDI may terminate the Differentiation License if we fail to achieve certain development milestones within four years of successful completion of the first proof of concept clinical trial for an FCDI Licensed Product in the United States or European Union, subject to an additional extension of up to one year in limited circumstances. FCDI may also terminate the Differentiation License upon written notice in the event of termination of Reprogramming License.
The Differentiation License also contains customary representations and warranties, confidentiality, insurance and indemnification provisions.
Reprogramming License Agreement
Under the Reprogramming License, FCDI granted us a non-exclusive, worldwide, excluding Japan, license under certain patent rights and know-how related to cell reprogramming of human cells to iPSCs to exploit FCDI Licensed Products within the field of cancer immunotherapeutics. Included within the rights granted to us under such license are rights sublicensed to us under certain patents owned by the Wisconsin Alumni Research Foundation, or WARF, relating to the “Thompson Factors” for reprogramming human cells to iPSCs, pursuant to a license agreement between FCDI and WARF, or the WARF License. In return, we granted FCDI a non-exclusive, fully paid up, sublicensable license to manufacture or practice developments made by us in Japan and to practice developments made by us to manufacture FCDI Licensed Products worldwide until the termination of the Reprogramming License. We also granted to FCDI a non-exclusive, sublicensable, worldwide license under certain developments made by us under the Reprogramming License to make, have made, use, have used, research and develop iPSCs for activities outside of the field of cancer immunotherapy, so long as such rights are not used in conjunction with any other technology to differentiate iPSCs into NK cells, T cells, macrophages, or dendritic cells.
Under the Reprogramming License, we agreed to pay FCDI low single-digit percentage royalty payments on net sales of FCDI Licensed Products, as required by the WARF License, until the expiration of the last-to-expire patent licensed thereunder. We also agreed to pay certain milestone payments to FCDI as required by the WARF License upon the achievement of certain development and commercial milestones up to an aggregate of $6 million per FCDI Licensed Product.
The Reprogramming License expires upon the expiration of the last-to-expire patent licensed thereunder, which is currently expected to expire in 2034. Either party may terminate the Reprogramming License upon the other party’s breach of a material obligation, subject to a 60-day notice and cure period, or in the event of the other party’s bankruptcy, if not dispensed or otherwise disposed within 60 days. We may terminate the Reprogramming License for convenience upon 90 days’ notice in its entirety or on a product-by-product or country-by-country basis. FCDI may terminate the Reprogramming License if we fail to achieve certain development milestones within four years of successful completion of the first proof of concept clinical trial for an FCDI Licensed Product in the United States or European Union, subject to an additional extension of up to one year in limited circumstances. FCDI may also terminate the Reprogramming License upon written notice in the event of termination of the Differentiation License.
The Reprogramming License also contains customary representations and warranties, confidentiality, insurance and indemnification provisions.
Master Collaboration Agreement
Under the Collaboration Agreement, we established a collaborative relationship under which FCDI agreed to render certain services to us for the development and manufacture iPSC-derived cells in accordance with a research plan and approved budget funded by us. For the first three years of the term of the Collaboration Agreement, we agreed to pay FCDI a minimum of $2.5 million per year.

Under the Collaboration Agreement, with certain exceptions, we have ownership rights to the deliverables made under the collaboration, including any intellectual property rights therein. Such exceptions include, among other things, deliverables that are cells obtained or created by changing the state of a cell to a state of pluripotency using methods or materials covered by the licensed patents, or Reprogrammed iPS Cells, or any compositions or materials derived from the use of Reprogrammed iPS Cells, produced by the use of Reprogrammed iPS Cells or which incorporate wholly or partially Reprogrammed iPS Cells, which, in each case, will be owned by FCDI, unless directly or indirectly derived from or made from the cell lines selected by us pursuant to the terms of the Collaboration Agreement.
The Collaboration Agreement expires upon the termination of the Reprogramming License. Either party may terminate the Collaboration Agreement upon the other party’s material breach, subject to a 30-day notice and cure period. We may terminate the Collaboration Agreement for convenience after October 1, 2021 by providing FCDI 60-days’ written notice.
The Collaboration Agreement also contains customary representations and warranties, confidentiality and indemnification provisions.
Manufacturing and Supply Agreement
Under the Manufacturing Agreement, FCDI will perform certain agreed upon technology transfer, process development, analytical testing, and GMP manufacturing services for us with respect to clinical supply of our product candidates as agreed to in future work orders. The Manufacturing Agreement contains certain exclusivity provisions, which remain effective until the fifth anniversary of the Manufacturing Agreement, including that FCDI will be our exclusive clinical supplier for the first NK cell product candidate for which we submit an IND and that FCDI will have the option to be our exclusive clinical supplier for certain of our next three or four product candidates for which we may submit an IND, depending on whether they are NK cell product candidates or T cell product candidates. Subject to certain conditions, FCDI may also have the right to be the exclusive clinical supplier for the first product candidate for which we submit an IND after the fifth anniversary of the Manufacturing Agreement.
Either party may terminate the Manufacturing Agreement upon the other party’s material breach, subject to a 30-day notice and cure period, or in the event that the activities to be performed under the Manufacturing Agreement are unable to be performed for scientific or technical reasons and the parties are unable to resolve such issue within 60 days. We may terminate the Manufacturing Agreement for convenience after March 23, 2026 by providing FCDI 60-days’ written notice.
Bayer HealthCare LLC
Option Agreement
In June 2019, we entered into an option agreement with Bayer, or the Option Agreement, which was subsequently amended and restated in February 2021, pursuant to which Bayer was granted certain bidding rights relating to the potential transfer of rights with respect to certain product candidates being researched and developed by us which are comprised of allogeneic iPSC-derived natural killer cells, macrophages or dendritic cells, which we refer to as the Research Products. For clarity, T cell programs are excluded from the Bayer Option Agreement Research Products. Under the Option Agreement, Bayer was granted a right of first refusal, or ROFR, to submit bids for the transfer or license of rights to research, develop and/or commercialize certain Research Products, which we refer to as the Research Product Rights. The Research Products include CNTY-101, CNTY-103 and any other product candidate comprised of iNK cells that we develop in the future. Bayer’s ROFR is only exercisable with respect to up to four Research Products and the right terminates upon our tenth IND submission. Subject to certain exceptions, Bayer may only exercise these option rights in a non-sequential and alternating manner, and such rights are subject to additional limitations.
In the event that Bayer exercises its ROFR right, we will provide Bayer with our current, minimum offer terms with respect to the relevant Research Product Rights, or the Minimum Offer Terms, as determined by our Board

(excluding any director appointed by Bayer), which will include (i) the minimum upfront cash proceeds to be received by us for the Research Product Rights and (ii) any other applicable licensing and financial terms. If Bayer’s bid does not meet the Minimum Offer Terms, Bayer’s ROFR rights with respect to that Research Product terminate except that Bayer will retain topping rights for future third party bids for that Research Product. If Bayer’s bid meets the Minimum Offer Terms, we can accept the bid or seek a third party valuation to determine the fair market value of the Research Product Rights and Bayer will have the opportunity to match the third party valuation. If Bayer does not match the third party valuation, Bayer’s rights with respect to that Research Product terminate except that Bayer will retain topping rights for future third party bids for that Research Product that are less than the third party valuation. The Option Agreement also contains provisions regarding our receipt of an unsolicited bid for certain Research Product Rights prior to an IND submission for a Research Product under which Bayer will have the option to submit a competing bid or relinquish its rights with respect to the transfer of the applicable Research Product in connection with the unsolicited bid.
The Option Agreement terminates upon the earlier of (i) Bayer and its affiliates ceasing to hold any of our capital stock or (ii) a change of control of us, as defined therein. The Option Agreement also contains customary representations and warranties and confidentiality provisions.
iCELL Inc.
On March 20, 2020, we entered into an exclusive sublicense, or the iCELL Sublicense, with iCELL Inc., or iCELL, for certain patents related to an immune function reconstruction method using multipotent stem cells and the method for producing antigen specific T-cells, in each case, to research, develop and commercialize products in the United States, France, Germany, Italy, Liechtenstein, the Netherlands, Switzerland and the UK and any other countries where valid claims exist. Additionally, we received a non-exclusive license to such rights in Japan. The rights sublicensed to us under the iCELL Sublicense were licensed to iCELL by the University of Tokyo, or UTokyo, pursuant to an exclusive license agreement, or the UTokyo License. iCELL reserved for itself and for UTokyo an irrevocable, nonexclusive, royalty-free license to make and use certain non-public information for their own internal educational and research activities.
The initial term of the sublicense expires on the later of (i) March 31, 2027, or (ii) the expiration of the last-to-expire valid claim covering a licensed product, which is currently expected to expire in 2033. iCELL may terminate the agreement with 30 days’ notice if we have failed to make a payment within 60 days of such payment becoming due and we do not cure such breach within 30 days of written notice. We may terminate the agreement upon 90 days’ written notice if any third party brings a claim against us related to the licensed patents or technology and such claim is not settled within 90 days.
Pursuant to the iCELL Sublicense, we paid an upfront license issue fee in the low six-figures and we agreed to make low single-digit percentage royalty payments until the last-to-expire valid claim under the licensed patents to iCELL on certain net sales amounts of the products developed under the iCELL Sublicense, as well as commercial milestone payments on a country-by-country basis based on certain net sales amounts related to products developed under the iCELL Sublicense in the aggregate of $70 million. We also agreed to make certain milestone payments to iCELL upon the achievement of certain developmental and regulatory milestones in the aggregate of $4.25 million. Upon the termination of the UTokyo License, iCELL will use good faith efforts to assist us in exercising any rights available to us under the UTokyo License to become a direct licensee of UTokyo. The iCELL Sublicense also contains customary representation and warranties, confidentiality, insurance, audit, indemnification and miscellaneous provisions.
University of Toronto and McMaster University
On June 9, 2020, we entered into an asset purchase agreement by and among Empirica, our wholly-owned subsidiary Century Therapeutics Canada ULC, or Century Canada and us pursuant to which we purchased certain assets of Empirica, including a license agreement, or the Empirica License, dated January 22, 2019, by and among the Governing Council of the University of Toronto, or the Council, the McMaster University, or, together with the Council, the Toronto Universities, and Empirica. Under the Empirica License, we received an exclusive, non-transferable, sublicensable, worldwide license under certain patents and antibody sequences and related intellectual property rights and know-how to, among other things, reproduce, manufacture and commercialize certain CD-133 related antibody and antibody sequence-derived technology, including but not limited to BiTE and bi-Specific or engineered T-Cells, including but not limited to CAR-Ts. The Toronto Universities reserve a royalty-free, non-exclusive, perpetual, irrevocable license to use such technology for non-commercial research, educational and administrative purposes.
The Empirica License expires upon the expiration of the last-to-expire valid claim covering the antibody and antibody-derived technology licensed under the agreement, which, if issued, is expected to expire in 2037. The Toronto Universities may immediately terminate the agreement upon certain insolvency events or upon our material breach with 30 days’ prior written notice and cure period. We may terminate the agreement for convenience upon 30 days’ written notice.
Pursuant to the Empirica License, we are required to make aggregate milestone payments of $18 million to the Toronto Universities upon the achievement of regulatory approval for certain products developed pursuant to the Empirica License in the United States, European Union and Japan until the expiration of the last-to-expire valid claim covering the antibody and antibody-derived technology licensed under the agreement. We are also required to make royalty payments to the Toronto Universities in an amount equal to a low single-digit percentage of annual net sales of any product commercialized utilizing technology licensed under the Empirica License. We are also required to pay the Toronto Institutions 50% of all non-royalty payments from sublicenses up to certain maximum amounts and 50% of royalty payments from sublicenses up to a maximum low single-digit percentage. The Empirica License contains customary representations and warranties, confidentiality, insurance, audit and indemnification provisions.
Inscripta
In January 2019, we entered into a non-exclusive license agreement with Inscripta, Inc. Under the license agreement, we obtained a non-exclusive, worldwide, royalty-free, irrevocable license to a patent portfolio covering the composition, production and use of CRISPR-MAD7, a novel gene-editing CRISPR endonuclease from the Eubacterium rectale genome. The license agreement does not contain any payment terms; thus no payments have been made, or will be made, to Inscripta under the license agreement. The licensed intellectual property includes two issued U.S. patents and any pending applications claiming priority therefrom. Our license covers the use of CRISPR-MAD7 to perform research and development in both academic and commercial setting and use of MAD7 to perform commercial services, provided that such use may not include the (i) sale or resale of MAD7, including as part of a therapeutic product, (ii) continued use of MAD7 in a commercial manufacturing process or (iii) use of MAD7 in the editing of human embryos. Such license will expire upon the expiration of the last valid claim under the licensed patents, which is currently expected to expire in 2037. These licensed issued patents and any licensed patents that may issue from these pending patent applications will expire in 2037, without giving effect to any patent term adjustment or extension.
Intellectual property
Intellectual property is of vital importance in our field and in biotechnology generally. We seek to protect and enhance our intellectual property, proprietary technology, inventions, and improvements that are commercially important to the development of our business by seeking, maintaining, enforcing and defending patent rights, whether developed internally or licensed from third parties.
We do not own any issued patents covering our product candidates, platforms or technology and our patent portfolio is currently comprised only of provisional patent applications. Additionally, we have not filed any patent applications related to our product candidates other than CNTY-101. We have also filed provisional patent applications relating to our T-cell platform related to compositions and methods for generating alpha-beta and gamma delta T-cells from iPSCs. Additionally, we have filed a provisional application on gene transfer vectors and methods of engineering iPSCs. We have sought patent protection in the United States related to our CNTY-101 product candidate, as well as other iPSC-derived engineered CAR cells comprising certain transgene insertions and deletions, including our proprietary Allo-Evasion™ technology. This portfolio covers compositions of programmed cellular immunotherapies, our proprietary Allo-Evasion™ technology and our platform for industrial scale iPSC engineering and differentiation. The portfolio also includes technology for a universal CAR cell platform. With regard to such United States provisional patent applications, if we do not timely file any non-provisional patent applications, we may lose our priority date with respect to our provisional patent applications and any patent protection on the inventions disclosed in our provisional patent applications. Such applications may not result in issued patents and, even if patents do issue, such patents may not be in a form that will provide us with meaningful protection for our product candidates. We also rely on trade secrets that may be important to the development of our business, but which may be difficult to protect and provide us with only limited protection.
We expect to file additional patent applications in support of current and new clinical candidates as well as new platform and core technologies. Our commercial success will depend in part on obtaining, maintaining, protecting and enforcing patent protection and trade secret protection of our current and future product candidates and the methods used to develop and manufacture them, as well as successfully defending such patents against third-party challenges and operating without infringing, violating or misappropriating the intellectual property or proprietary rights of others. Our ability to stop unauthorized third parties from making, using, selling, offering to sell or importing our products depends on the extent to which we have rights under valid and enforceable patents or trade secrets that cover these activities. We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any patents that may be granted to us in the future will be commercially useful in protecting our product candidates, discovery programs and processes. For this and more comprehensive risks related to our intellectual property, please see “Risk factors—Risks related to our intellectual property.”
The term of individual patents depends upon the legal term of the patents in the countries in which they are obtained. In most countries in which we file, including the United States, the patent term is generally 20 years from the earliest date of filing a non-provisional or Patent Cooperation Treaty, or PCT patent application. In the United States, a patent’s term may be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over an earlier filed patent. In the United States, the patent term of a patent that covers an FDA-approved drug may also be eligible for patent term extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Drug Price Competition and Patent Term Restoration Act, or the Hatch-Waxman Act, permits a patent term extension of up to five years beyond the expiration of the patent. The length of the patent term extension is related to the length of time the drug is under regulatory review. Patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to an approved drug may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our products receive FDA approval, we expect to apply for patent term extensions on patents covering those products. We plan to seek patent term extensions to any issued patents we may obtain in any jurisdiction where such patent term extensions are available, however there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions. For more information regarding the risks related to our intellectual property, see “Risk factors—Risks related to our intellectual property.”
In some instances, we submit patent applications directly with the USPTO as provisional patent applications. Corresponding non-provisional patent applications must be filed not later than 12 months after the provisional application filing date to claim priority to the provisional application filing date. With regard to such United States provisional patent applications, if we do not timely file any non-provisional patent applications, we may lose our priority date with respect to our provisional patent applications and any patent protection on the inventions disclosed in our provisional patent applications. While we intend to timely file non-provisional patent applications relating to our provisional patent applications, we cannot predict whether any such patent applications will result in the issuance of patents that provide us with any competitive advantage.
We will file U.S. non-provisional applications and PCT applications that claim the benefit of the priority date of earlier filed provisional applications, when applicable. The PCT system allows a single application to be filed within 12 months of the original priority date of the patent application, and to designate all of the PCT member states in which national patent applications can later be pursued based on the international patent application filed under the PCT. The PCT searching authority performs a patentability search and issues a non-binding patentability opinion for some or all of the claims filed in the application, which can be used to evaluate the chances of success for the national applications in foreign countries prior to having to incur the filing fees. Although a PCT application does not issue as a patent, it allows the applicant to seek protection in any of the member states through national-phase applications. At the end of the period of two and a half years from the earliest priority date of the PCT application, separate patent applications can be pursued in any of the PCT member states either by direct national filing or, in some cases by filing through a regional patent organization, such as the European Patent Office. The PCT system delays expenses, allows a limited evaluation of the chances of success for national/regional patent applications and enables substantial savings where applications are abandoned within the first two and a half years of filing.
For all patent applications, we determine claiming strategy on a case-by-case basis. We seek to file patents containing claims for protection of all useful applications of our proprietary technologies and any product candidates, as well as all new applications and/or uses we discover for existing technologies and product candidates, assuming these are strategically valuable. We continuously reassess the number and type of patent applications, as well as the pending and issued patent claims to pursue maximum coverage and value for our processes, and compositions, given existing patent office rules and regulations. Further, claims may be modified during patent prosecution to meet our intellectual property and business needs.
We recognize that the ability to obtain patent protection and the degree of such protection depends on a number of factors, including the extent of the prior art, the novelty and non-obviousness of the invention, and the ability to satisfy the enablement requirement of the patent laws. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted or further altered even after patent issuance. Consequently, we may not obtain or maintain adequate patent protection for any of our product candidates, platform or technology. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. In addition, any patents that we hold may be challenged, circumvented or invalidated by third parties.
The patent positions of biotechnology companies like ours are generally uncertain and involve complex legal, scientific and factual questions. Our commercial success will also depend in part on not infringing, violating or misappropriating the intellectual property or proprietary rights of third parties. Third-party patents could require us to alter our development or commercial strategies, or our product candidates or processes, obtain licenses, which may not be available on commercially reasonable terms, or at all, or cease certain activities. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference or derivation proceedings in the USPTO to determine priority of invention. Further, our breach of any license agreements or our failure to obtain a license to proprietary rights required to develop or commercialize our product candidates may have a material adverse impact on us. For more information, see “Risk Factors—Risks Related to Intellectual Property.”
In addition to patent protection, we also rely on trade secrets, know-how, other proprietary information and/or continuing technological innovation to develop and maintain our competitive position. We seek to protect and maintain the confidentiality of proprietary information to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection. Although we take steps to protect our proprietary information and trade secrets, including through contractual means with our employees and consultants, third parties may independently develop substantially equivalent proprietary information and techniques or otherwise gain access to our trade secrets or disclose our technology. Thus, we may not be able to meaningfully protect our trade secrets. It is our policy to require our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors to execute confidentiality agreements upon the commencement of employment or consulting relationships with us. These agreements provide that all confidential information concerning our business or financial affairs developed or made known to the individual during the course of the individual’s relationship with us is to be kept confidential and not disclosed to third parties except in specific circumstances. Our agreements with employees also provide that all inventions conceived by the employee in the course of employment with us or from the employee’s use of our confidential information are our exclusive property. However, such confidentiality agreements and invention assignment agreements can be breached and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting trade secrets, know-how and inventions. For more information regarding the risks related to our intellectual property, see “Risk factors—Risks related to our intellectual property.”
Intellectual property relating to iPSC technology
We have licensed from FCDI a portfolio of six patent families including issued patents and pending applications broadly applicable to the reprogramming of somatic cells. Our license is non-exclusive within the field of cancer immunotherapeutics in the worldwide territory outside of Japan. This portfolio covers various aspects of the generation of human iPSCs from somatic cells and, as of May 31, 2021, includes 12 issued U.S. patents claiming methods and compositions used in the reprogramming of human somatic cells to iPSCs. Specifically, the portfolio includes patents with claims for producing human iPSCs from hematopoietic progenitor cells using episomal genetic vectors and includes claims for doing the reprogramming under feeder free conditions. The portfolio also includes a composition of matter patent issued in the United States covering an Epstein-Barr Virus, or EBV, reprogramming vector containing genes for certain reprogramming factors. These issued patents and any patents that may issue from these pending patent applications will expire on dates ranging from 2029 to 2034, without giving effect to any patent term adjustment or extension.
Included within the license is a sublicense under certain patents, which are directed to compositions and methods of using and making iPSCs, owned by WARF relating to the so-called “Thompson Factors” for reprogramming human cells to iPSCs, The issued United States patents in this portfolio will expire on dates ranging from 2028 to 2029, without giving effect to any patent term adjustment or extension.
Given that the rights granted to us under these patents are non-exclusive, third parties may obtain licenses to these patents and related technology to compete with us. For more information, see “Risk Factors—Risks related to commercialization of our product candidates—We face significant competition, and if our competitors develop product candidates more rapidly than we do or their product candidates are more effective, our ability to develop and successfully commercialize products may be adversely affected.”
Intellectual property relating to genetic engineering
In January 2019, we entered into a non-exclusive license agreement with Inscripta, Inc. Under the license agreement, we obtained a non-exclusive, royalty-free, irrevocable license to a patent portfolio covering the composition, production and use of CRISPR-MAD7, a novel gene-editing CRISPR endonuclease from the Eubacterium rectale genome. The intellectual property includes two issued U.S. patents and any pending applications claiming priority therefrom. Our license covers the making and using of CRISPR-MAD7 for editing iPSCs, making master engineered iPSC lines and using master engineered iPSC lines to manufacture human therapeutic products. These issued patents and any patents that may issue from these pending patent applications will expire in 2037, without giving effect to any patent term adjustment or extension.
Given that the rights granted to us under these patents are non-exclusive, third parties may obtain licenses to these patents and related technology to compete with us. For more information, see “Risk Factors—Risks related to commercialization of our product candidates—We face significant competition, and if our competitors develop product candidates more rapidly than we do or their product candidates are more effective, our ability to develop and successfully commercialize products may be adversely affected.”
Intellectual property relating to the differentiation of hematopoietic cells
We have licensed from FCDI a portfolio of six patent families regarding methods of differentiating iPSC cells including issued patents and pending patent applications broadly applicable to the differentiation of iPSC cells, the last of which is currently expected to expire in 2036. Our license is exclusive to exploit cancer immunotherapeutic products consisting of cells that are or are modifications of NK cells, T cells, dendritic cells and macrophages derived from human iPSCs. This portfolio covers various aspects of the generation of hematopoietic precursor and immune effector cells from iPSCs and, as of May 31, 2021, includes five issued U.S. patents claiming methods for the differentiation of human iPSCs to hematopoietic precursor cells and further differentiation into immune effector cells. Specifically, the portfolio includes patents with claims for producing hematopoietic precursor cells from iPSCs using a multi-step process involving certain defined media. These issued patents and any patents that may issue from these pending patent applications will expire on dates ranging from 2030 to 2036, without giving effect to any patent term adjustment or extension.
Intellectual property relating to engineered iPSCs and derivative cells
Currently, we own eight pending provisional patent applications covering our engineered iPSC cells, cell differentiation technology, compositions of engineered cellular immunotherapies, and gene transfer vectors and methods of engineering iPSC cells. The portfolio includes composition of matter claims covering our CNTY-101 product, as well as other iPSC-derived engineered CAR cells comprising certain transgene insertions and deletions, including our proprietary Allo-Evasion™ technology. One of our provisional patent applications includes claims directed to a universal CAR cell platform. We have also filed provisional patent applications relating to our T-cell platform related to compositions and methods for generating alpha-beta and gamma delta T cells from iPSCs. Any U.S. patents that may issue from such pending provisional patent applications would expire in 2040 or 2041, without giving effect to any patent term adjustment or extension.
Intellectual property relating to engineered T cells
We have exclusively sublicensed from iCELL two families of patents owned by the University of Tokyo relating to immune function reconstruction method using multipotent stem cells and method for producing antigen-specific T cells. The portfolio includes two issued U.S. patents claiming methods for the production of T cells having antigen specificity from iPSC cells derived from human T cells where the T cells differentiated from the iPSC cells retain the antigen specificity of the human T cell from which it was derived. These issued patents will expire in 2031, without giving effect to any patent term adjustment or extension.
Competition
The biotechnology and pharmaceutical industries have made substantial investments in recent years into the rapid development of novel immunotherapies for the treatment of a range of pathologies, including infectious diseases and cancers, making this a highly competitive market.
We face substantial competition from multiple sources, including large and specialty pharmaceutical, biopharmaceutical and biotechnology companies, academic research institutions and governmental agencies and public and private research institutions. Our competitors compete with us on the level of the technologies employed, or on the level of development of product candidates. In addition, many small biotechnology companies have formed collaborations with large, established companies to (i) obtain support for their research, development and commercialization of products or (ii) combine several treatment approaches to develop longer lasting or more efficacious treatments that may potentially directly compete with our current or future product candidates. We anticipate that we will continue to face increasing competition as new therapies and combinations thereof, technologies, and data emerge within the field of immunotherapy and, furthermore, within the treatment of infectious diseases and cancers.

In addition to the current standard of care treatments for patients with infectious diseases or cancers, numerous commercial and academic preclinical studies and clinical trials are being undertaken by a large number of parties to assess novel technologies and product candidates in the field of immunotherapy. Results from these studies and trials have fueled increasing levels of interest in the field of immunotherapy.
Large pharmaceutical companies that have commercialized or are developing immunotherapies to treat cancer include AstraZeneca, Bristol Myers Squibb, Gilead Sciences, Merck, Novartis, Pfizer, and Roche/Genentech.
Companies that compete with us directly on the level of the development of product candidates targeting B-cell lymphomas include Gilead Sciences, Novartis and Bristol Myers Squibb, among others. Companies developing therapeutic candidates to treat glioblastomas include Arbor Pharmaceuticals and Genentech.
On the technology level, other emerging biopharmaceutical companies which can potentially develop competing cell therapy candidates to treat cancer include Fate Therapeutics, Allogene Therapeutics and Nkarta Therapeutics.
Many of our competitors, either alone or in combination with their respective strategic partners, have significantly greater financial resources and expertise in research and development, manufacturing, the regulatory approval process, and marketing than we do. Mergers and acquisition activity in the pharmaceutical, biopharmaceutical and biotechnology sector is likely to result in greater resource concentration among a smaller number of our competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through sizeable collaborative arrangements with established companies. These competitors also compete with us in recruiting and retain qualified scientific and management personnel and establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs.
Our commercial opportunity could be reduced or eliminated if one or more of our competitors develop and commercialize products that are safer, more effective, better tolerated, or of greater convenience or economic benefit than our proposed product offering. Our competitors also may be in a position to obtain FDA or other regulatory approval for their products more rapidly, resulting in a stronger or dominant market position before we are able to enter the market. The key competitive factors affecting the success of all of our programs are likely to be product safety, efficacy, convenience and treatment cost.
Government regulation
In the United States, biologic products are licensed by FDA for marketing under the Public Health Service Act, referred to as the PHS Act, and regulated under the Federal Food, Drug, and Cosmetic Act, or the FDCA. Both the FDCA and the PHS Act and their corresponding regulations govern, among other things, the testing, manufacturing, safety, purity, potency, efficacy, labeling, packaging, storage, record keeping, distribution, marketing, sales, import, export, reporting, advertising and other promotional practices involving biologic products. FDA clearance must be obtained before clinical testing of biologic products. FDA licensure also must be obtained before marketing of biologic products. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.
United States development process
The process required by the FDA before a biologic product may be marketed in the United States generally involves the following:
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completion of nonclinical laboratory tests and animal studies according to Good Laboratory Practices, or cGLP, and applicable requirements for the humane use of laboratory animals or other applicable regulations;

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preparation of clinical trial material in accordance with cGMP;

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submission to the FDA of an application for an IND, which must become effective before human clinical trials may begin;

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approval by an institutional review board, or IRB, reviewing each clinical site before each clinical trial may be initiated;

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performance of adequate and well-controlled human clinical trials according to Current Good Clinical Practices, or cGCP, and any additional requirements for the protection of human research subjects and their health information, to establish the safety, purity, potency, and efficacy, of the proposed biologic product for its intended use;

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submission to the FDA of a Biologics License Application, or BLA, for marketing approval that includes substantive evidence of safety, purity, potency, and efficacy from results of nonclinical testing and clinical trials;

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satisfactory completion of an FDA inspection prior to BLA approval of the manufacturing facility or facilities where the biologic product is produced to assess compliance with cGMP, to assure that the facilities, methods and controls are adequate to preserve the biologic’s identity, strength, quality and purity;

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potential FDA audit of the nonclinical and clinical study sites that generated the data in support of the BLA;

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potential FDA Advisory Committee meeting to elicit expert input on critical issues and including a vote by external committee members;

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FDA review and approval, or licensure, of the BLA, and payment of associated user fees, when applicable; and

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compliance with any post-approval requirements, including the potential requirement to implement a Risk Evaluation and Mitigation Strategies, or REMS, and the potential requirement to conduct post-approval studies.

Before testing any biologic product candidate in humans, the product candidate enters the preclinical testing stage. Nonclinical tests include laboratory evaluations of product chemistry, pharmacology, toxicity and formulation, as well as animal studies to assess the potential safety and activity of the product candidate. The conduct of the nonclinical tests must comply with federal regulations and requirements including GLPs.
The clinical study sponsor must submit the results of the nonclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and a proposed clinical protocol, to the FDA as part of the IND. Some nonclinical testing typically continues after the IND is submitted. An IND is an exemption from the FDCA that allows an unapproved product to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer an investigational product to humans. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA requests certain changes to a protocol before the trial can begin, or the FDA places the clinical trial on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a biologic product candidate at any time before or during clinical trials due to safety concerns or non-compliance. If the FDA imposes a clinical hold, trials may not recommence without FDA authorization and then only under terms authorized by the FDA.
Clinical trials may involve the administration of the biologic product candidate to healthy volunteers or subjects under the supervision of qualified investigators, generally physicians not employed by or under the study sponsor’s control. Clinical trials involving some products for certain diseases, including some rare diseases, may begin with testing in patients with the disease. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety, including stopping rules that assure a clinical trial will be stopped if certain adverse events should occur. Each protocol and any amendments to the protocol must be submitted to the FDA as part of the IND. Clinical trials must be conducted and monitored in accordance with the FDA’s regulations comprising the cGCP requirements, including the requirement that all research subjects or his or her legal representative provide informed consent. Further, each clinical trial must be reviewed and approved by an independent IRB, at or servicing each institution at which the clinical trial will be conducted. An IRB is charged with protecting the welfare and rights of study participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB also approves the form and content of the informed consent that must be signed by each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed. Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee.
Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:
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Phase 1.   The biologic product is initially introduced into healthy human subjects and tested for safety. In the case of some products for rare and severe diseases, the initial human testing is often conducted in patients.

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Phase 2.   The biologic product is evaluated in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance, optimal dosage and dosing schedule.

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Phase 3.   Clinical trials are undertaken to further evaluate dosage, clinical efficacy, potency and safety in an expanded patient population at geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling. In biologics for rare diseases where patient populations are small and there is an urgent need for treatment, Phase 3 trials might not be required if an adequate risk/benefit can be demonstrated from the Phase 2 trial.

Post-approval clinical trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These clinical trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication, particularly for long-term safety follow-up.
During all phases of clinical development, regulatory agencies require extensive monitoring and auditing of all clinical activities, clinical data, and clinical trial investigators. Annual progress reports detailing the results of the clinical trials must be submitted to the FDA. Written IND safety reports must be promptly submitted to the FDA and the investigators for serious and unexpected adverse events, any findings from other studies, tests in laboratory animals or in vitro testing that suggest a significant risk for human subjects, or any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must submit an IND safety report within 15 calendar days after the sponsor determines that the information qualifies for reporting. The sponsor also must notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction within seven calendar days after the sponsor’s initial receipt of the information. Phase 1, Phase 2, and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or its data safety monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the biologic has been associated with unexpected serious harm to patients.
Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the physical characteristics of the biologic as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. To help reduce the risk of the introduction of adventitious agents with use of biologics, the PHS Act emphasizes the importance of manufacturing control for products whose attributes cannot be precisely defined. The manufacturing process must be capable of consistently producing quality batches of the product candidate and, among other things, the sponsor must develop methods for testing the identity, strength, quality, potency and purity of the final biological product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the biological product candidate does not undergo unacceptable deterioration over its shelf life.

There are also various laws and regulations regarding laboratory practices, the experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances in connection with the research. In each of these areas, the FDA and other regulatory authorities have broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products, and withdraw approvals.
Information about certain clinical trials must be submitted within specific timeframes to the NIH for public dissemination on its clinicaltrials.gov website. Sponsors or distributors of investigational products for the diagnosis, monitoring, or treatment of one or more serious diseases or conditions must also have a publicly available policy on evaluating and responding to requests for expanded access requests.
United States review and approval processes
After the completion of clinical trials of a biological product, FDA approval of a BLA must be obtained before commercial marketing of the product. The BLA must include results of product development, laboratory and animal studies, human studies, information on the manufacture and composition of the product, proposed labeling and other relevant information. The testing and approval processes require substantial time and effort and there can be no assurance that the FDA will accept the BLA for filing and, even if filed, that any approval will be granted on a timely basis, if at all.
Under the Prescription Drug User Fee Act, as amended, or PDUFA, each BLA may be accompanied by a significant user fee. Under federal law, the submission of most applications is subject to an application user fee. The sponsor of an approved application is also subject to an annual program fee. Fee waivers or reductions are available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on BLAs for product candidates designated as orphan drugs, unless the product candidate also includes a non-orphan indication.
Within 60 days following submission of the application, the FDA reviews a BLA submitted to determine if it is substantially complete before the agency accepts it for filing. The FDA may refuse to file any BLA that it deems incomplete or not properly reviewable at the time of submission and may request additional information. In this event, the BLA must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. The application also needs to be published and submitted in an electronic format that can be processed through the FDA’s electronic systems. If the electronic submission is not compatible with FDA’s systems, the BLA can be refused for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the BLA. The FDA reviews the BLA to determine, among other things, whether the proposed product is safe, potent, and effective, for its intended use, and has an acceptable purity profile, and whether the product is being manufactured in accordance with cGMP to assure and preserve the product’s identity, safety, strength, quality, potency and purity. The FDA may refer applications for novel products or products that present difficult questions of safety or efficacy to an advisory committee, typically a panel that includes clinicians and other experts, for review, evaluation and a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions. During the biological product approval process, the FDA also will determine whether a REMS is necessary to assure the safe use of the biological product. If the FDA concludes a REMS is needed, the sponsor of the BLA must submit a proposed REMS; the FDA will not approve the BLA without a REMS, if required.
Before approving a BLA, the FDA may inspect the facilities at which the product is manufactured. The FDA will not approve the product unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical trial sites to assure that the clinical trials were conducted in compliance with IND study requirements and cGCP requirements. To assure cGMP and cGCP compliance, an applicant must incur significant expenditure of time, money and effort in the areas of training, record keeping, production, and quality control.

Notwithstanding the submission of relevant data and information, the FDA may ultimately decide that the BLA does not satisfy its regulatory criteria for approval and deny approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than the sponsor interprets the same data. If the agency decides not to approve the BLA in its present form, the FDA will issue a complete response letter that usually describes all of the specific deficiencies in the BLA identified by the FDA. The deficiencies identified may be minor, for example, requiring labeling changes, or major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the BLA, addressing all of the deficiencies identified in the letter, or withdraw the application.
If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product. Further, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. The FDA may impose restrictions and conditions on product distribution, prescribing, or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. In addition, the FDA may require post marketing clinical trials, sometimes referred to as Phase 4 clinical trials, designed to further assess a biological product’s safety and effectiveness, and testing and surveillance programs to monitor the safety of approved products that have been commercialized. As a condition for approval, the FDA may also require additional nonclinical testing as a Phase 4 commitment.
One of the performance goals agreed to by the FDA under the PDUFA is to review standard BLAs in ten months from filing and priority BLAs in six months from filing, whereupon a review decision is to be made. The FDA does not always meet its PDUFA goal dates for standard and priority BLAs and its review goals are subject to change from time to time. The review process and the PDUFA goal date may be extended by three months if the FDA requests or the BLA sponsor otherwise provides additional information or clarification regarding information already provided in the submission within the last three months before the PDUFA goal date.
United States post-approval requirements
Maintaining substantial compliance with applicable federal, state, and local statutes and regulations requires the expenditure of substantial time and financial resources. Rigorous and extensive FDA regulation of biological products continues after approval, particularly with respect to cGMP. We will rely, and expect to continue to rely, on third parties for the production of clinical and commercial quantities of any products that we may commercialize. Manufacturers of our products are required to comply with applicable requirements in the cGMP regulations, including quality control and quality assurance and maintenance of records and documentation.
Following approval, the manufacturing facilities are subject to biennial inspections by the FDA’s and such inspections may result in an issuance of FDA Form 483 deficiency observations, untitled letter, or a warning letter, which can lead to plant shutdown and other more serious penalties and fines. Prior to the institution of any manufacturing changes, a determination needs to be made whether FDA approval is required in advance. If not done in accordance with FDA expectations, the FDA may restrict supply and may take further action. Annual product reports are required to be submitted annually. Other post-approval requirements applicable to biological products, include reporting of cGMP deviations that may affect the identity, potency, purity and overall safety of a distributed product, record-keeping requirements, reporting of adverse events, reporting updated safety and efficacy information, and complying with electronic record and signature requirements.
After a BLA is approved, the product also may be subject to official lot release. As part of the manufacturing process, the manufacturer is required to perform certain tests on each lot of the product before it is released for distribution. If the product is subject to official release by the FDA, the manufacturer submits samples of each lot of product to the FDA together with a release protocol showing a summary of the history of manufacture of the lot and the results of all of the manufacturer’s tests performed on the lot. The FDA also may perform certain confirmatory tests on lots of some products, such as viral vaccines, before releasing the lots for distribution by the manufacturer. In addition, the FDA may conduct laboratory research related to the regulatory standards on the safety, purity, potency, and effectiveness of biological products. Systems need to be put in place to record and evaluate adverse events reported by health care providers and patients and to assess product complaints. An increase in severity or new adverse events can result in labeling changes or product recall. Defects in manufacturing of commercial products can result in product recalls.
We also must comply with the FDA’s advertising and promotion requirements, such as those related to direct-to-consumer advertising, the prohibition on promoting products for uses or inpatient populations that are not described in the product’s approved labeling (known as “off-label use”), industry-sponsored scientific and educational activities, and promotional activities involving the internet. Discovery of previously unknown problems or the failure to comply with the applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval, may subject an applicant or manufacturer to administrative or judicial civil or criminal sanctions and adverse publicity. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval or license revocation, clinical hold, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, mandated corrective advertising or communications with doctors, debarment, restitution, disgorgement of profits, or civil or criminal penalties. Any agency or judicial enforcement action could have a material adverse effect.
Biological product manufacturers and other entities involved in the manufacture and distribution of approved biological products are required to register their establishments with the FDA and certain state agencies, and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with cGMP and other laws. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality control to maintain cGMP compliance. Discovery of problems with a product after approval may result in restrictions on a product, manufacturer, or holder of an approved BLA, including withdrawal of the product from the market. In addition, changes to the manufacturing process or facility generally require prior FDA approval before being implemented and other types of changes to the approved product, such as adding new indications and additional labeling claims, are also subject to further FDA review and approval.
Orphan drug designation
Under the Orphan Drug Act, the FDA may grant Orphan Drug Designation, or ODD, to a biological product intended to treat a rare disease or condition, which is generally a disease or condition that affects fewer than 200,000 individuals in the United States, or more than 200,000 individuals in the United States and for which there is no reasonable expectation that the cost of developing and making a biological product available in the United States for this type of disease or condition will be recovered from sales of the product. ODD must be requested before submitting a BLA. After the FDA grants ODD, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. ODD does not convey any advantage in or shorten the duration of the regulatory review and approval process.
If a product that has ODD receives the first FDA approval for the disease or condition for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications to market the same biological product for the same indication for seven years, except in limited circumstances, such as not being able to supply the product for patients or showing clinical superiority to the product with orphan exclusivity.
Competitors, however, may receive approval of different products for the indication for which the orphan product has exclusivity or obtain approval for the same product but for a different indication for which the orphan product has exclusivity. Orphan product exclusivity also could block the approval of one of our products for seven years if a competitor obtains approval of the same biological product as defined by the FDA or if our product candidate is determined to be contained within the competitor’s product for the same indication or disease. If a biological product designated as an orphan product receives marketing approval for an indication broader than what is designated, it may not be entitled to orphan product exclusivity.

Expedited review and approval programs
The FDA has various programs, including fast track designation, priority review, accelerated approval, and breakthrough therapy designation, that are intended to expedite or simplify the process for the development and
FDA review of biological products that are intended for the treatment of serious or life-threatening diseases or conditions and demonstrate the potential to address unmet medical needs. The purpose of these programs is to provide important new biological products to patients earlier than under standard FDA review procedures. To be eligible for a fast track designation, the FDA must determine, based on the request of a sponsor, that a biological product is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address an unmet medical need. The FDA will determine that a product will fill an unmet medical need if it will provide a therapy where none exists or provide a therapy that may be potentially superior to existing therapy based on efficacy or safety factors. In addition to other benefits, such as the ability to have greater interactions with the FDA, the FDA may initiate review of sections of a Fast Track BLA before the application is complete, a process known as rolling review.
The FDA may give a priority review designation, such as a rare pediatric disease designation, to biological products that treat a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. A priority review means that the goal for the FDA to review an application is six months, rather than the standard review of ten months under current PDUFA guidelines. Most products that are eligible for fast track designation may also be considered appropriate to receive a priority review. In addition, biological products studied for their safety and effectiveness in treating serious or life-threatening illnesses and that provide meaningful therapeutic benefit over existing treatments may receive accelerated approval and may be approved on the basis of adequate and well-controlled clinical trials establishing that the biological product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity or prevalence of the condition and the availability or lack of alternative treatments. As a condition of approval, the FDA may require a sponsor of a biological product receiving accelerated approval to perform post-marketing studies to verify and describe the predicted effect on irreversible morbidity or mortality or other clinical endpoint, and the biological product may be subject to accelerated withdrawal procedures.
Moreover, under the Food and Drug Administration Safety and Innovation Act enacted in 2012, a sponsor can request designation of a product candidate as a “breakthrough therapy.” A breakthrough therapy is defined as a drug or biological product that is intended, alone or in combination with one or more other drugs or biologics, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug or biological product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drug and biological products designated as breakthrough therapies are also eligible for accelerated approval. The FDA must take certain actions, such as holding timely meetings and providing advice, intended to expedite the development and review of an application for approval of a breakthrough therapy.
Even if a product qualifies for one or more of these programs, the FDA may later decide that the product no longer meets the conditions for qualification or decides that the time period for FDA review or approval will not be shortened. Furthermore, fast-track designation, priority review, accelerated approval and breakthrough therapy designation, do not change the standards for approval and may not ultimately expedite the development or approval process.
Biologics Price Competition and Innovation Act
The Biologics Price Competition and Innovation Act of 2009, or BPCIA, which was enacted as part of the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, or PPACA, created an abbreviated approval pathway for biological products that are demonstrated to be “biosimilar” or “interchangeable” with an FDA-licensed reference biological product via an approved BLA.

Biosimilarity to an approved reference product requires that there be no differences in conditions of use, route of administration, dosage form, and strength, and no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency. Biosimilarity is demonstrated in steps beginning with rigorous analytical studies or “fingerprinting,” in vitro studies, in vivo animal studies, and generally at least one clinical study, absent a waiver from the Secretary of Health and Human Services. The biosimilarity exercise tests the hypothesis that the investigational product and the reference product are the same. If at any point in the stepwise biosimilarity process a significant difference is observed, then the products are not biosimilar, and the development of a stand-alone BLA is necessary. In order to meet the higher hurdle of interchangeability, a sponsor must demonstrate that the biosimilar product can be expected to produce the same clinical result as the reference product, and for a product that is administered more than once, that the risk of switching between the reference product and biosimilar product is not greater than the risk of maintaining the patient on the reference product. Complexities associated with the larger, and often more complex, structures of biological products, as well as the process by which such products are manufactured, pose significant hurdles to implementation that are still being evaluated by the FDA. Under the BPCIA, a reference biologic is granted 12 years of exclusivity from the time of first licensure of the reference product.
Regulation outside of the United States
In addition to regulations in the United States, we are subject to a variety of regulations in other jurisdictions governing clinical studies, commercial sales, and distribution of our products. Most countries outside of the United States require that CTAs be submitted to and approved by the local regulatory authority for each clinical study. In addition, whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of countries outside the United States before we can commence clinical studies or marketing of the product in those countries. The approval process and requirements vary from country to country, so the number and type of nonclinical, clinical, and manufacturing studies needed may differ, and the time may be longer or shorter than that required for FDA approval.
To obtain regulatory approval of an orphan drug under the European Union regulatory system, we are mandated to submit a Marketing Authorization Application, or MAA, to be assessed in the centralized procedure. The centralized procedure, which came into operation in 1995, allows applicants to obtain a marketing authorization that is valid throughout the European Union. It is compulsory for medicinal products manufactured using biotechnological processes, for orphan medicinal products and for human products containing a new active substance which was not authorized in the Community before May 20, 2004 (date of entry into force of Regulation (EC) No 726/2004) and which are intended for the treatment of AIDS, cancer, neurodegenerative disorder or diabetes. The centralized procedure is optional for any other products containing new active substances not authorized in the Community before May 20, 2004 or for products that constitute a significant therapeutic, scientific or technical innovation or for which a Community authorization is in the interests of patients at Community level. When a company wishes to place on the market a medicinal product that is eligible for the centralized procedure, it sends an application directly to the European Medicines Agency, or EMA, to be assessed by the Committee for Medicinal Products for Human Use, or CHMP. The CHMP is responsible for conducting the assessment of whether a medicine meets the required quality, safety and efficacy requirements, and whether the product has a positive risk/benefit/risk profile. The procedure results in a Commission decision, which is valid in all European Union Member States. Centrally-authorized products may be marketed in all Member States. The centralized procedure is as follows: Full copies of the marketing authorization, or MA, application are sent to a rapporteur and a co-rapporteur designated by the competent EMA scientific committee. They coordinate the EMA’s scientific assessment of the medicinal product and prepare draft reports. Once the draft reports are prepared (other experts might be called upon for this purpose), they are sent to the CHMP, whose comments or objections are communicated to the applicant. The rapporteur is therefore the privileged interlocutor of the applicant and continues to play this role, even after the MA has been granted.
The rapporteur and co-rapporteur then assess the applicant’s replies, submit them for discussion to the CHMP and, taking into account the conclusions of this debate, prepare a final assessment report. Once the evaluation is completed, the CHMP gives a favorable or unfavorable opinion as to whether to grant the authorization. When the opinion is favorable, it shall include the draft summary of the product’s characteristics, the package leaflet and the texts proposed for the various packaging materials. The time limit for the evaluation procedure is 210 days. The EMA then has fifteen days to forward its opinion to the European Commission. This is the start of the second phase of the procedure: the decision-making process. The EMA sends to the Commission its opinion and assessment report, together with annexes containing: the SmPC, or Annex 1; the particulars of the MAH responsible for batch release, the particulars of the manufacturer of the active substance and the conditions of the marketing authorization, or Annex 2; and the labelling and the package leaflet, or Annex 3. The annexes are translated into the 22 other official languages of the European Union. During the decision-making process, the Commission services verify that the marketing authorization complies with Union law. The Commission has fifteen days to prepare a draft decision. The medicinal product is assigned a Community registration number, which will be placed on its packaging if the marketing authorization is granted. During this period, various Commission directorates-general are consulted on the draft marketing authorization decision.
The draft decision is then sent to the Standing Committee on Medicinal Products for Human Use, (Member States have one representative each in both of these committees) for their opinions. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for approval by one or more other, or concerned, member states of an assessment of an application performed by one member state, known as the reference member state. Under this procedure, an applicant submits an application, or dossier, and related materials including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference member state and concerned member states. The reference member state prepares a draft assessment and drafts of the related materials within 120 days after receipt of a valid application. Within 90 days of receiving the reference member state’s assessment report, each concerned member state must decide whether to approve the assessment report and related materials. If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to the public health, the disputed points may eventually be referred to the European Commission, whose decision is binding on all member states.
Applications from persons or companies seeking “orphan medicinal product designation” for products they intend to develop for the diagnosis, prevention, or treatment of life-threatening or very serious conditions that affect not more than five in 10,000 persons in the European Union are reviewed by the Committee for Orphan Medicinal Products, or COMP. In addition, orphan drug designation can be granted if the drug or biologic is intended for a life threatening, seriously debilitating, or serious and chronic condition in the European Union and that without incentives it is unlikely that sales of the drug in the European Union would be sufficient to justify developing the drug or biologic. Orphan drug designation is only available if there is no other satisfactory method approved in the European Union of diagnosing, preventing, or treating the condition, or if such a method exists, the proposed orphan drug will be of significant benefit to patients.
Orphan drug designation provides opportunities for fee reductions, protocol assistance and access to the centralized procedure before and during the first year after marketing approval. Fee reductions are not limited to the first year after marketing approval for small and medium enterprises. In addition, if a product that has an orphan drug designation subsequently receives EMA marketing approval for the indication for which it has such designation, the product is entitled to orphan market exclusivity, which means the EMA may not approve any other application to market a similar drug or biologic for the same indication for a period of ten years. The exclusivity period may be reduced to six years if the designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. Competitors may receive marketing approval of different drugs or biologics for the indications for which the orphan product has exclusivity. In order to do so, however, they must demonstrate that the new drugs or biologics are clinically superior over the existing orphan product. This demonstration of clinical superiority may be done at the time of initial approval or in post-approval studies, depending on the type of marketing authorization granted.
A Pediatric Investigation Plan, or PIP, in the European Union is aimed at ensuring that the necessary data are obtained to support the authorization of a medicine for children, through studies in children. All applications for marketing authorization for new medicines have to include the results of studies as described in an agreed PIP, unless the medicine is exempt because of a deferral or waiver. This requirement also applies when a marketing-authorization holder wants to add a new indication, pharmaceutical form, or route of administration for a medicine that is already authorized and covered by intellectual property rights. Several rewards and incentives for the development of pediatric medicines for children are available in the European Union Medicines authorized across the European Union with the results of studies from a PIP included in the product information are eligible for an extension of their supplementary protection certificate by six months. This is the case even when the studies’ results are negative. For orphan medicines, the incentive is an additional two years of market exclusivity. Scientific advice and protocol assistance at the EMA are free of charge for questions relating to the development of pediatric medicines. Medicines developed specifically for children that are already authorized but are not protected by a patent or supplementary protection certificate are eligible for a pediatric-use marketing authorization, or PUMA. If a PUMA is granted, the product will benefit from ten years of market protection as an incentive.
In March 2016, the EMA launched an initiative, The Priority Medicines, or PRIME, scheme, to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The PRIME scheme is intended to encourage development of drugs and biologics in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation reviewed under the centralized procedure. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and accelerated MAA assessment once a dossier has been submitted. Importantly, a dedicated contact and rapporteur from the CHMP is appointed early in the PRIME scheme facilitating increased understanding of the product at EMA’s committee level. An initial meeting initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance on the overall development and regulatory strategies.
The United Kingdom left the European Union on January 31, 2020, referred to as Brexit, following which, existing European Union medicinal product legislation continued to apply in the United Kingdom during the transition period under the terms of the Brexit withdrawal agreement. The Brexit transition period, which ended on December 31, 2020, maintained access to the European Union single market and to the global trade deals negotiated by the European Union on behalf of its members. The Brexit transition period provided time for the United Kingdom and European Union to negotiate a framework for partnership for the future, which was then crystallized in the Trade and Cooperation Agreement, or TCA, and became effective on the January 1, 2021.
As of January 1, 2021, the Medicines and Healthcare products Regulatory Agency, or MHRA, is the United Kingdom’s standalone medicines and medical devices regulator. As a result of the Northern Ireland protocol, different rules will apply in Northern Ireland than in England, Wales and Scotland, together Great Britain, broadly, Northern Ireland will continue to follow the European Union regulatory regime, but its national competent authority will remain the MHRA. The MHRA has published a draft guidance on how various aspects of the United Kingdom regulatory regime for medicines will operate in Great Britain and in Northern Ireland following the expiry of the Brexit transition period on December 31, 2020. The guidance includes clinical trials, marketing authorizations, importing, exporting and pharmacovigilance and is relevant to any business involved in the research, development or commercialization of medicines in the United Kingdom. The new guidance was be given effect via the Human Medicines Regulations (Amendment etc.) (European Union Exit) Regulations 2019, or the Exit Regulations. The United Kingdom regulatory regime largely mirrors that of the European Union.
The MHRA has introduced changes to national licensing procedures, including procedures to prioritize access to new medicines that will benefit patients, an accelerated assessment procedure and new routes of evaluation for novel products and biotechnological products. All existing European Union MAs for centrally authorized products will automatically be converted (grandfathered) into United Kingdom MAs free-of-charge on January 1, 2021.
There will be no pre-marketing authorization orphan designation. Instead, the MHRA will review applications for orphan designation in parallel to the corresponding MA application. The criteria are essentially the same, but have been tailored for the Great Britain market, i.e., the prevalence of the condition in Great Britain (rather than the

European Union) must not be more than five in 10,000. Should an orphan designation be granted, the period or market exclusivity will be set from the date of first approval of the product in Great Britain or the European Economic Area, wherever is earliest.
Healthcare laws and regulations
Sales of our product candidate, if approved, or any other future product candidate will be subject to healthcare regulation and enforcement by the federal government and the states and foreign governments in which we might conduct our business. The healthcare laws and regulations that may affect our ability to operate include the following:
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The federal Anti-Kickback Statute makes it illegal for any person or entity to knowingly and willfully, directly or indirectly, solicit, receive, offer, or pay any remuneration that is in exchange for or to induce the referral of business, including the purchase, order, lease of any good, facility, item or service for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. The term “remuneration” has been broadly interpreted to include anything of value;

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Federal false claims and false statement laws, including the federal civil False Claims Act, prohibits, among other things, any person or entity from knowingly presenting, or causing to be presented, for payment to, or approval by, federal programs, including Medicare and Medicaid, claims for items or services, including drugs and biologics, that are false or fraudulent;

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The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created additional federal criminal statutes that prohibit among other actions, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors or making any false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 and their implementing regulations, impose obligations on certain types of individuals and

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entities regarding the electronic exchange of information in common healthcare transactions, as well as standards relating to the privacy and security of individually identifiable health information;

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The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to report annually to the Centers for Medicare and Medicaid Services, or CMS, information related to payments or other transfers of value made to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and

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The Foreign Corrupt Practices Act, or FCPA prohibits United States businesses and their representatives from offering to pay, paying, promising to pay or authorizing the payment of money or anything of value to a foreign official in order to influence any act or decision of the foreign official in his or her official capacity or to secure any other improper advantage in order to obtain or retain business.

Many states have similar laws and regulations, such as anti-kickback and false claims laws that may be broader in scope and may apply regardless of payor, in addition to items and services reimbursed under Medicaid and other state programs. Additionally, we may be subject to state laws that require pharmaceutical companies to comply with the federal government’s and/or pharmaceutical industry’s voluntary compliance guidelines, state laws that require drug and biologics manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, as well as state and foreign laws governing the privacy and security of health information, many of which differ from each other in significant ways and often are not preempted by HIPAA. Additionally, to the extent that our product is sold in a foreign country, we may be subject to similar foreign laws.

Healthcare Reform
The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system. The United States government, state legislatures and foreign governments also have shown significant interest in implementing cost-containment programs to limit the growth of government-paid healthcare costs, including price controls, restrictions on reimbursement and requirements for substitution of generic products for branded prescription drugs and biologics. In recent years, the United States Congress, or Congress, has considered reductions in Medicare reimbursement levels for drugs and biologics administered by physicians. CMS, the agency that administers the Medicare and Medicaid programs, also has authority to revise reimbursement rates and to implement coverage restrictions for some drugs and biologics. Cost reduction initiatives and changes in coverage implemented through legislation or regulation could decrease utilization of and reimbursement for any approved products. While Medicare regulations apply only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from federal legislation or regulation may result in a similar reduction in payments from private payors.
The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, or collectively the Affordable Care Act, substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. The Affordable Care Act is intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on pharmaceutical and medical device manufacturers, and impose additional health policy reforms. Among other things, the Affordable Care Act expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum Medicaid rebate for both branded and generic drugs and biologics, expanded the 340B program, and revised the definition of average manufacturer price, or AMP, which could increase the amount of Medicaid drug rebates manufacturers are required to pay to states. The legislation also extended Medicaid drug rebates, previously due only on fee-for-service Medicaid utilization, to include the utilization of Medicaid managed care organizations as well and created an alternative rebate formula for certain new formulations of certain existing products that is intended to increase the amount of rebates due on those drugs. On February 1, 2016, CMS issued final regulations to implement the changes to the Medicaid Drug Rebate program under the Affordable Care Act. These regulations became effective on April 1, 2016. Since that time, there have been significant ongoing efforts to modify or eliminate the Affordable Care Act. On January 20, 2017, President Trump signed an executive order directing federal agencies to exercise existing authorities to reduce burdens associated with the Affordable Care Act pending further action by Congress. In October 2017, he signed an executive order which directed federal agencies to modify how the Affordable Care Act is implemented. The Tax Cuts and Jobs Act, enacted on December 22, 2017, repealed the shared responsibility payment for individuals who fail to maintain minimum essential coverage under section 5000A of the Internal Revenue Code of 1986, as amended, or the Code, commonly referred to as the individual mandate.
Other legislative changes have been proposed and adopted since passage of the Affordable Care Act. The Budget Control Act of 2011, among other things, created the Joint Select Committee on Deficit Reduction to recommend proposals in spending reductions to Congress. The Joint Select Committee did not achieve its targeted deficit reduction of an amount greater than $1.2 trillion for the fiscal years 2012 through 2021, triggering the legislation’s automatic reductions to several government programs. These reductions included aggregate reductions to Medicare payments to healthcare providers of up to 2% per fiscal year, which went into effect in April 2013. Subsequent litigation extended the 2% reduction, on average, to 2030 unless additional Congressional action is taken. However, pursuant to the Coronavirus Aid, Relief and Economic Security Act, or CARES Act, the 2% Medicare sequester reductions have been suspended from May 1, 2020 through March 31, 2021 due to the COVID-19 pandemic. On January 2, 2013, the American Taxpayer Relief Act was signed into law, which, among other things, reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

Further legislative and regulatory changes under the Affordable Care Act remain possible, although the new Administration under President Biden has signaled that it plans to build on the Affordable Care Act and expand the number of people who are eligible for subsidies under it. President Biden indicated that he intends to use executive orders to undo changes to the Affordable Care Act made by the former administration and would advocate for legislation to build on the Affordable Care Act. It is unknown what form any such changes or any law would take, and how or whether it may affect our business in the future. We expect that changes or additions to the Affordable Care Act, the Medicare and Medicaid programs, changes allowing the federal government to directly negotiate drug prices and changes stemming from other healthcare reform measures, especially with regard to healthcare access, financing or other legislation in individual states, could have a material adverse effect on the healthcare industry.
The Affordable Care Act has been subject to challenges in the courts. On December 14, 2018, a Texas U.S. District Court Judge ruled that the Affordable Care Act is unconstitutional in its entirety because the “individual mandate” was repealed by Congress. On December 18, 2019, the Fifth Circuit U.S. Court of Appeals held that the individual mandate is unconstitutional and remanded the case to the Texas District Court to reconsider its earlier invalidation of the entire Affordable Care Act. An appeal was taken to the U.S. Supreme Court which heard oral arguments in the case on November 10, 2020. A ruling is expected in 2021.
The Affordable Care Act requires pharmaceutical manufacturers of branded prescription drugs and biologics to pay a branded prescription drug fee to the federal government. Each individual pharmaceutical manufacturer pays a prorated share of the branded prescription drug fee, based on the dollar value of its branded prescription drug sales to certain federal programs identified in the law. Furthermore, the law requires manufacturers to provide a 50% discount off the negotiated price of prescriptions filled by beneficiaries in the Medicare Part D coverage gap, referred to as the “donut hole.” The Bipartisan Budget Act of 2018, or the BBA, among other things, amended the Affordable Care Act, effective January 1, 2019, to close the coverage gap in most Medicare drug plans, commonly referred to as the “donut hole,” by increasing from 50 percent to 70 percent the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D.
The Affordable Care Act also expanded the Public Health Service’s 340B drug pricing program. The 340B drug pricing program requires participating manufacturers to agree to charge statutorily-defined covered entities no more than the 340B “ceiling price” for the manufacturer’s covered outpatient drugs. The Affordable Care Act expanded the 340B program to include additional types of covered entities: certain free-standing cancer hospitals, critical access hospitals, rural referral centers and sole community hospitals, each as defined by the Affordable Care Act. Because the 340B ceiling price is determined based on the average manufacturer price, or AMP, and Medicaid drug rebate data, revisions to the Medicaid rebate formula and AMP definition could cause the required 340B discounts to increase. Payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives as well. For example, CMS may develop new payment and delivery models, such as bundled payment models. Recently, there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products. Such scrutiny has resulted in several recent Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for pharmaceutical products.
At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
We expect that additional federal, state and foreign healthcare reform measures will be adopted in the future, any of which could limit the amounts that federal and state governments will pay for healthcare products and services, which could result in limited coverage and reimbursement and reduced demand for our products, once approved, or additional pricing pressures.

Human capital resources
As of April 30, 2021, we had 97 full-time employees and ten part-time employees. Of our 107 full and part-time employees, 47 have Ph.D. or M.D. degrees and 69 are engaged in research and development activities. We consider our relationship with our employees to be good.
Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our existing and additional employees. The principal purposes of our equity incentive plans are to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards.
Facilities
Our principal executive offices are located in Philadelphia, Pennsylvania, pursuant to a lease that expires in March 2032. We operate in three laboratory spaces in Philadelphia pursuant to leases that expire in January 2026, January 2031 and July 2023. Additionally, we lease office and laboratory space in Seattle, Washington pursuant to leases expiring in January 2030 and May 2030, respectively. Century Canada’s operations are located in Hamilton, Ontario, pursuant to a lease that expires in October 2025. We are investing in the construction of a 53,000 square foot cell therapy manufacturing facility on a tract of land in Branchburg, New Jersey pursuant to a lease expiring in May 2037. We believe that our current facilities are adequate to meet our ongoing needs, and that, if we require additional space, we will be able to obtain additional facilities on commercially reasonable terms.
Legal proceedings
We are not currently a party to any material legal proceedings. From time to time, we may become involved in other litigation or legal proceedings relating to claims arising from the ordinary course of business.

Management
The following table sets forth information regarding our executive officers and directors:
Name	Age	Position(s)
Executive Officers
Osvaldo Flores, Ph.D.	58	President, Chief Executive Officer and Director
Luis Borges, Ph.D.	59	Chief Scientific Officer
Michael Diem, M.D.	52	Chief Business Officer
Adrienne Farid, Ph.D.	59	Chief Operations Officer
Hyam Levitsky, M.D.	63	President of Research and Development
Gregory Russotti, Ph.D.	54	Chief Technology Officer
Non-Employee Directors
Toshikazu Ban(4)	60	Director
Kimberly Blackwell, M.D.(1)(3)	52	Director
Cynthia Butitta(1)(2)	66	Director
Eli Casdin(2)(3)	48	Director
Juergen Eckhardt, M.D.(5)	54	Director
Joseph Jimenez(2)(3)	61	Director, Chairman of the Board
Alessandro Riva, M.D.(1)	60	Director
Carlo Rizzuto, Ph.D.(2)(3)	51	Director
(1)   Member of our audit committee upon effectiveness of the Registration Statement of which this prospectus forms a part.
(2)   Member of our compensation committee upon effectiveness of the Registration Statement of which this prospectus forms a part.
(3)   Member of our nominating and corporate governance committee upon effectiveness of the Registration Statement of which this prospectus forms a part.
(4)   Mr. Ban has notified us that he will resign from our board of directors effective immediately prior to the effectiveness of the Registration Statement of which this prospectus forms a part.
(5)   Dr. Eckhardt has notified us that he will resign from our board of directors effective immediately prior to the effectiveness of the Registration Statement of which this prospectus forms a part.
Executive officers
Osvaldo Flores, Ph.D. has served as a member of our board of directors since the 2021 Reorganization in February 2021, and previously served as a member of the board of managers of Century Therapeutics, LLC from June 2019 until the 2021 Reorganization in February 2021. Dr. Flores previously served as a member of the board of directors of Prior Century from September 2018 until the 2021 Reorganization in February 2021. Dr. Flores has served as our President and Chief Executive Officer since June 2019 and the President and Chief Executive Officer of Prior Century from September 10, 2018 until the 2021 Reorganization in February 2021. Dr. Flores was previously Vice President of R&D from December 2015 until December 2017, and Entrepreneur-in-Residence from January 2018 until August 2018 with Janssen, a Johnson & Johnson company. He founded and served as President and Chief Scientific Officer of Novira Therapeutics from January 2009 to December 2015. Prior to Novira, Dr. Flores was a department head at Merck & Co., where he led drug discovery and development programs across diverse therapeutic areas including antiviral, oncology, and metabolic, from 1999 to 2008. Dr. Flores began his R&D career at Tularik Inc., establishing key elements of the antiviral drug discovery platform. Dr. Flores received his Ph.D. in Biochemistry and Molecular Biology from Rutgers University and was a postdoctoral Fellow at the Salk Institute.
We believe that Dr. Flores is qualified to serve on our board of directors due to the valuable experience he brings in his capacity as our President and Chief Officer along with his extensive experience and knowledge of our industry.

Luis Borges, Ph.D. has served as our Chief Scientific Officer since April 2019. Dr. Borges previously served as Chief Scientific Officer of Cell Medica, a pharmaceutical company specializing in cellular immunotherapy, from August 2017 until March 2019. Prior to this, Dr. Borges served as Senior Vice President of Research from September 2016 until July 2017, and Vice President of Immuno-Oncology Research from July 2015 until September 2016 at Five Prime Therapeutics, Inc., a publicly-traded biotechnology company. Dr. Borges also served as Executive Director and Senior Director at Five Prime Therapeutics, Inc. from February 2015 until June 2015 and May 2014 until January 2015, respectively. Dr. Borges served in several positions at Amgen Inc., a publicly-traded biotechnology company from 2002 until 2014, most recently serving as Scientific Director from November 2011 until April 2014. Prior to this, Dr. Borges served at Immunex Corp., a publicly-traded biotechnology company, as a Postdoctoral Scientist from September 1996 until September 1999, and as a Staff Scientist from September 1999 until July 2002 when Amgen Inc. acquired Immunex Corp. Dr. Borges holds a Bachelor of Science in marine biology from the University of Lisbon and a Ph.D. in pathology from the University of Washington School of Medicine.
Michael Diem, M.D. has served as our Chief Business Officer since September 2020. Prior to joining us, Dr. Diem was Senior Vice President of Business and Corporate Development at Amicus Therapeutics, a global biotechnology company, from September 2017 to September 2020, and prior to that, he served as Senior Vice President, Business and Corporate Development at Aevi Genomic Medicine, a biopharmaceutical company, from May 2016 to September 2017. From October 2013 to April 2016, Dr. Diem was the Global Head of Corporate Strategy and Corporate Development at AstraZeneca, a global biopharmaceutical company, where he was responsible for mergers and acquisitions, divestitures, and managed the company’s strategic investment activities and MedImmune Ventures. Dr. Diem currently serves as an advisor to an investment fund of UPMC Enterprises, and has held this role since December 2020. Additionally, he serves on the board of directors of Venatorx Pharmaceuticals and the Boys and Girls Clubs of Philadelphia. Dr. Diem holds a B.A. in biological sciences from Rutgers University, an M.D. from the Rutgers-Robert Wood Johnson Medical School, and an M.B.A. from Case Western Reserve University. Dr. Diem completed his medical training at Duke University and is a Kauffman Fellow.
Adrienne Farid, Ph.D. has served as our Chief Operations Officer since April 2021 and previously served as Chief Development Officer from March 2019 until April 2021. Prior to joining us, Dr. Farid was Corporate Vice President Project Leadership and Business Operations in Research & Early Development from July 2017 to February 2019, and Vice President of Project Leadership, Research & Early Development from July 2014 until July 2017 with Celgene Corporation, a Bristol Myers Squibb global biopharmaceutical company; and held prior positions with Celgene Corporation from 2011. Dr. Farid held positions of Global Head, Project and Portfolio Management in Research & Early Development, or pRED, and in Clinical Research and Exploratory Development and Pharmaceutical and Analytical R&D, at Roche Pharmaceuticals from 1995 to 2011. Dr. Farid also worked as a Senior Investigator at GlaxoSmithKline from 1990 until 1994. Dr. Farid completed her postdoctoral fellowship at the California Institute of Technology. Dr. Farid received a B.A. in biochemistry from Barnard College. She holds a Ph.D. in Chemistry from Columbia University.
Hyam Levitsky, M.D. has served as our President, Research and Development since May 2019. Dr. Levitsky served as Executive Vice President and Chief Scientific Officer at Juno Therapeutics, Inc. from 2015 to 2018 and was Head of Cancer Immunotherapy Experimental Medicine at F. Hoffmann-La Roche & Co. from 2011 to 2015. Previously, Dr. Levitsky was Professor of Oncology, Medicine, and Urology at The Johns Hopkins University School of Medicine and the Sidney Kimmel Comprehensive Cancer Center where he began as an Assistant Professor of Oncology in 1991 and rose to Professor in 2002. At The Johns Hopkins University, Dr. Levitsky served as Scientific Director of the George Santos Bone Marrow Transplant Program from 2005 to 2011. He served on the External Scientific Advisory Board of the Pasteur Institute’s Center for Human Immunology from 2008 to 2010. Dr. Levitsky holds a number of honors including being named a Stohlman Scholar by the Leukemia and Lymphoma Society in 2002, and was elected as a member of the American Society for Clinical Investigation in 2002. Dr. Levitsky has served on the board of directors of Replimune Therapeutics, Inc. since May 2018. Dr. Levitsky received a B.S. from the University of Pennsylvania School of Engineering and Applied Science and an M.D. from The Johns Hopkins University School of Medicine.

Gregory Russotti, Ph.D. has served as our Chief Technology Officer since January 2020. Prior to joining us, Dr. Russotti held multiple positions at Celgene Corporation, a Bristol Myers Squibb company, from 2006 until 2009, including, Vice President of Cell Therapy Technical Development from January 2018 to November 2019, Vice President of Cell Therapy Development and Operations from October 2016 to December 2017, Vice President of Technical Operations of Celgene Cellular Therapeutics from May 2013 to October 2016, and Executive Director of Technical Operations of Celgene Cellular Therapeutics from June 2011 to May 2013. Prior to this, Dr. Russotti served as Senior Investigator at Merck & Co., where he oversaw process development of vaccines and biologics from December 2004 to November 2006, and various positions of increasing responsibility dating back to 1991, when he began his career at Merck. Dr. Russotti holds a number of honors including the ECI and NIIMBL Cell Therapy Manufacturing Award for leadership in cell therapy process development, scale-up, and manufacturing in 2019 as well as receiving the Rutgers Engineering School Distinguished Alumnus Medal of Excellence in Education and Research in 2013 and the John W. Jackson Leadership Award in 2011, an award that was given to one leader at Celgene each year. Dr. Russotti holds both a B.S. and M.S. in chemical engineering from Rensselaer Polytechnic Institute. He received his Ph.D. in biochemical and chemical engineering from Rutgers University.
Non-employee directors
Toshikazu Ban has served as a member of our board of directors since the 2021 Reorganization in February 2021, and previously served as a member of the board of managers of Century Therapeutics, LLC from June 2019 until the 2021 Reorganization in February 2021. Mr. Ban served on the board of directors of Prior Century from October 2018 until the 2021 Reorganization in February 2021. He has served as Corporate Vice President and Senior Deputy General Manager of the pharmaceutical product division at FUJIFILM Corporation since July 2018. Mr. Ban joined FUJIFILM Corporation in April 2013, a conglomerate operating in the photography, optics, biotechnology, and chemical industries, and served as Corporate Vice President and General Manager of regenerative medicine business product division from June 2016. Prior to joining FUJIFILM Corporation, Mr. Ban served at Takeda Pharmaceutical Co. Ltd. from April 1985 to March 2013 in various R&D management and Business Development roles of gradually increasing responsibility, including Senior Vice President, Global head of Business Development from January 2008 to January 2012. Mr. Ban is currently a Board Member of FUJIFILM Toyama Chemical and FUJIFILM Kyowa Kirin Biologics, Ltd. He has been a Director of Perseus Proteomics Inc. since June 2017. Mr. Ban earned his B.S. in Pharmaceutical Science from The University of Tokyo and M.S. from the Graduate School of Medical Science of Kyoto University.
We believe that Mr. Ban is qualified to serve on our board of directors due to his extensive management experience and deep understanding of the biotechnology industry. Mr. Ban has notified us that he will resign from our board of directors effective immediately prior to the effectiveness of the Registration Statement of which this prospectus forms a part.
Kimberly Lynn Blackwell, M.D. has served as a member of our board of directors since May 2021. Dr. Blackwell has been the Chief Medical Officer and Senior Vice President, Clinical Oncology Development at Tempus Labs, Inc., a biotechnology company, since March 2020. Previously, Dr. Blackwell was the Vice President of Early Phase Immunooncology at Eli Lilly and Company, a pharmaceutical company, from March 2018 to March 2020. Prior to Eli Lilly, Dr. Blackwell held positions at Duke Medical Center and Duke Cancer Institute as a Professor in the Department of Medicine from July 2012 to March 2018. Dr. Blackwell has served on the board of directors of Monte Rosa Therapeutics, Inc., a biotechnology company, and Zentalis Pharmaceuticals, Inc., a publicly-traded clinical-stage biopharmaceutical company, since June and July 2020, respectively. She has also served as a Steering Committee Member at the Duke Angel Network since February 2017 and on the Scientific Advisory Board for Artemis Women’s Health Fund since January 2021. Dr. Blackwell received her B.A. in bioethics from Duke University and her M.D. from the Mayo Clinic Medical School.
We believe that Dr. Blackwell is qualified to serve on our board of directors due to her experience on the board of pharmaceutical companies and her extensive knowledge of the biotechnology and pharmaceutical industries.

Cynthia Butitta has served as a member of our board of directors since February 2021. Ms. Butitta has served as a member of the board of directors of Olema Pharmaceuticals, Autolus Therapeutics plc, and UroGen Pharma Ltd., publicly traded biopharmaceutical companies, since August 2020, March 2018 and October 2017, respectively. Ms. Butitta previously served as the Chief Operating Officer of Kite Pharma Inc., a biopharmaceutical company, from March 2014 to September 2017 and as its Executive Vice President and Chief Financial Officer from January 2014 to May 2016. From May 2011 to December 2012, Ms. Butitta was Senior Vice President and Chief Financial Officer at NextWave Pharmaceuticals, Inc., a specialty pharmaceutical company. Prior to that, Ms. Butitta served in senior leadership roles at Telik, Inc., a biopharmaceutical company, from 1998 to 2010, including Chief Operating Officer and Chief Financial Officer. Ms. Butitta received a B.S. with honors in business and accounting from Edgewood College in Madison, Wisconsin and an M.B.A. in finance from the University of Wisconsin, Madison.
We believe that Ms. Butitta is qualified to serve on our board of directors due to her extensive experience as a public company director, her knowledge of corporate finance and accounting, and her experience as a biopharmaceutical company executive.
Eli Casdin has served as a member of our board of directors since February 2021. He founded Casdin Capital, a venture capital firm specializing in life sciences, in 2011 and serves as Chief Investment Officer of Casdin Capital. Prior to founding Casdin Capital, Mr. Casdin was a Vice President and Analyst at Alliance Bernstein and a member of its “thematic” based investment group from 2007 until 2011. Mr. Casdin’s previously held positions at Bear Stearns, an investment bank and Cooper Hill Partners, a biotechnology-focused investment firm. Mr. Casdin has served on the board of directors of life-sciences-focused special purpose acquisition companies CM Life Sciences, Inc. and CM Life Sciences II, Inc., since September 2020 and February 2021, respectively. Mr. Casdin also serves on the board of directors of several other life science and biotechnology-focused entities, including, AbSci Corporation, C2i Genomics, Cedilla Therapeutics, DNA Script, Einstein Medical, EQRx, GeneMatters, Genomatica, Insitro, Maze Therapeutics, Mnemo Therapeutics, PACT Pharma, Inc., New York Genome Center, Prominex Inc., Sexton Biotechnologies, SomaLogic, Tango Therapeutics, Tenaya Therapeutics, Verana Health, Inc., Verve Therapeutics, and Vineti, Inc. Mr. Casdin also serves on the Columbia University School of General Studies board of directors. Mr. Casdin earned his B.S. from Columbia University and an M.B.A. from Columbia Business School.
We believe that Mr. Casdin is qualified to serve on our board of directors due to his investment experience, knowledge of the biopharmaceutical industry, and extensive board experience on life sciences and biotechnology companies.
Juergen Eckhardt, M.D. has served as a member of our board of directors since the 2021 Reorganization in February 2021, and previously served as a member of the board of managers of Century Therapeutics, LLC from September 2020 until the 2021 Reorganization in February 2021. Dr. Eckhardt served as Vice President, Head of Venture Investments at Bayer Consumer Care AG, or Bayer AG, a conglomerate operating in the field of pharmaceuticals, consumer health and agriculture, from September 2016 until February 2019 and has served as Senior Vice President, Head of Leaps by Bayer, the strategic venture capital unit of Bayer AG, since March 2019. Before joining Bayer AG in 2016, Dr. Eckhardt was head of the venture capital franchise at Bellevue Asset Management, an investment management firm, in Switzerland from November 2004 to August 2016. Previously, Dr. Eckhardt was a management consultant and Associate Partner with McKinsey & Co. and a member of McKinsey’s Healthcare Leadership Team. Dr. Eckhardt currently serves as a member of the board of directors of Joyn Bio, Dewpoint, Khloris, Oerth Bio, Immunitas, eGenesis, and several other private companies. Dr. Eckhardt received his M.D. from the University of Basel and his M.B.A. from INSEAD in Fontainebleau, France.
We believe that Dr. Eckhardt is qualified to serve on our board of directors due to his deep knowledge of the biopharmaceutical industry and his diverse board experience. Dr. Eckhardt has notified us that he will resign from our board of directors effective immediately prior to the effectiveness of the Registration Statement of which this prospectus forms a part.
Joseph Jimenez has served as a member of our board of directors since the 2021 Reorganization in February 2021, and previously served as a member of the board of managers of Century Therapeutics, LLC from August 2019 until the 2021 Reorganization in February 2021. Mr. Jimenez has served as chairman of our board of directors since February 2021. Mr. Jimenez is currently Co-Founder and Managing Director of Aditum Bio, a venture capital firm. He has held this position since July 2019. Mr. Jimenez served as CEO of Novartis AG, a pharmaceutical company, from 2010 until his retirement in 2018. He led Novartis’ Pharmaceuticals Division from October 2007 to 2010 and its Consumer Health Division in 2007. From 2006 to 2007, Mr. Jimenez served as Advisor to the Blackstone Group L.P. Mr. Jimenez was Executive Vice President, President and CEO of Heinz Europe from 2002 to 2006, and President and CEO of H.J. Heinz Company North America from 1999 to 2002. Mr. Jimenez is currently a member of the board of directors of General Motors Company, where he has served since 2015. Mr. Jimenez has also been a member of the board of The Proctor & Gamble Company since March 2018 and Graphite Bio since June 2020. Additionally, Mr. Jimenez served on the board of directors of Colgate-Palmolive Company from 2009 to 2015, and of AstraZeneca PLC, from 2002 to 2007. Mr. Jimenez received his B.A. in marketing from Stanford University and an M.B.A. from the University of California, Berkeley.
We believe that Mr. Jimenez is qualified to serve on our board of directors due to his years of experience as a senior executive in the pharmaceutical industry, his extensive public company directorship experience, and his deep insights into our industry.
Alessandro Riva, M.D. has served as a member of our board of directors since May 2021. Dr. Riva recently served as the Chief Executive Officer of Ichnos Sciences, a biotechnology company focusing on oncology therapies. Previously, Dr. Riva was the Executive Vice President and Global Head, Oncology Therapeutics and Cell Therapy at Gilead Sciences, Inc., a biotechnology company, from January 2017 to March 2019. Prior to Gilead, Dr. Riva served as the Executive Vice President and Global Head, Oncology Development and Medical Affairs at Novartis AG, a position he held from January 2005 until December 2016. Dr. Riva received his M.D. from Università degli Studi di Milano.
We believe that Dr. Riva is qualified to serve on our board of directors due to his extensive management experience at biotechnology companies.
Carlo Rizzuto, Ph.D. has served as a member of our board of directors since the 2021 Reorganization in February 2021, and previously served as a member of the board of managers of Century Therapeutics, LLC from June 2019 until the 2021 Reorganization in February 2021. Dr. Rizzuto served on the board of directors of Prior Century from March 2018 until June 2019. From April 2018 until August 2018, Dr. Rizzuto was President, Secretary and Treasurer of Prior Century. Dr. Rizzuto joined Versant Ventures in November 2012 where he has served in a variety of roles including operating principal, venture partner and partner. Dr. Rizzuto has served as Chief Executive Officer of Highline Therapeutics, a biotech incubator established by Versant Ventures, since March 2015. Dr. Rizzuto previously served as Chief Business Officer of Anokion SA, a biopharmaceutical company, from January 2014 to January 2017. Prior to joining Versant Ventures, Dr. Rizzuto worked at Novartis AG, where he was a global program team director from 2010 to 2012. Dr. Rizzuto has served on the Pandion Therapeutics, Inc. board of directors since January 2018. Dr. Rizzuto received a Ph.D. in virology from Harvard University and a B.A. in biology from the University of Virginia.
We believe that Dr. Rizzuto is qualified to serve on our board of directors due to his knowledge and experience as an investor in the life sciences industry.
Family relationships
There are no family relationships among our directors and executive officers.
Board composition and election of directors
Our board of directors is currently composed of nine members and following the resignation of Toshikazu Ban and Juergen Eckhardt upon the effectiveness of the Registration Statement of which this prospectus forms a part, will consist of seven members. Eight of our directors are independent within the meaning of the independent director guidelines of Nasdaq. Pursuant to our certificate of incorporation as in effect immediately prior to this offering and voting agreement, Mr. Ban and Dr. Rizzuto were designated by the holders of our Series A preferred stock; Dr. Eckhardt was designated by holders of our Series B preferred stock; Mr. Casdin was designated by the holders of our Series C preferred stock; and Dr. Flores was designated by the holders of our common stock, voting as a separate class. Mr. Jimenez, Ms. Butitta, Dr. Blackwell, and Dr. Riva were appointed as independent directors by our board of directors, and Mr. Jimenez was appointed as Chairman of our board of directors.
Classified board of directors
In accordance with our second amended and restated certificate of incorporation, which will become effective at the closing of this offering, our directors will be divided into three classes serving staggered three-year terms. At each annual meeting of stockholders, a class of directors will be subject to re-election for a three-year term. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:
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the Class I directors will be Carlo Rizzuto, Eli Casdin, and Lalo Flores, and their terms will expire at the first annual meeting of stockholders held following the closing of this offering;

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the Class II directors will be Cynthia Butitta and Alessandro Riva, and their terms will expire at the second annual meeting of stockholders held following the closing of this offering; and

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the Class III directors will be Joseph Jimenez and Kimberly Blackwell, and their terms will expire at the third annual meeting of stockholders held following the closing of this offering.

Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation, or removal. Our second amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the closing of this offering, will authorize only our board of directors to fill vacancies on our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The classification of our board of directors may have the effect of delaying or preventing a change in control or management. See “Description of capital stock—Anti-Takeover Provisions of Delaware Law and our Charter Documents” for a discussion of other anti-takeover provisions that will be included in our second amended and restated certificate of incorporation.
Board leadership structure
Our board of directors does not have a formal policy with respect to the separation of the offices of Chief Executive Officer and Chairman of the board of directors. It is the board of directors’ view that rather than having a rigid policy, the board of directors, with the advice and assistance of the nominating and corporate governance committee, and upon consideration of all relevant factors and circumstances, will determine, as and when appropriate, whether the two offices should be separate. Currently, our leadership structure separates the offices of Chief Executive Officer and Chairman of the board of directors. Our board of directors believes that the separation of the positions of Chief Executive Officer and Chairman of the board of directors reinforces the independence of the board of directors from management, creates an environment that encourages objective oversight of management’s performance and enhances the effectiveness of our board of directors as a whole.
Role of board in risk oversight
Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.

Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address the risks inherent in their respective areas of oversight. While our board of directors is responsible for monitoring strategic risk exposure, our audit committee oversees management of financial reporting, compliance and litigation risks, as well as the steps management has taken to monitor and control such exposures. Our nominating and corporate governance committee manages risks associated with the independence of our board of directors, potential conflicts of interest and the effectiveness of our board of directors and our compensation committee is responsible for overseeing the management of risks relating to our executive compensation policies, plans and arrangements and the extent to which those policies or practices increase or decrease risks for our company.
Director independence
In connection with this offering, we have applied to list our common stock on the Nasdaq Global Select Market. Under the Nasdaq listing rules, or the Listing Rules, independent directors must comprise a majority of a listed company’s board of directors within a specified period following the closing of this offering. In addition, the Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation, and nominating and governance committees be independent. Under the Listing Rules, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.
Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (i) accept, directly or indirectly, any consulting, advisory, or other compensatory fees from the listed company or any of its subsidiaries; or (ii) be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the closing of this offering.
Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member. We intend to satisfy the compensation committee independence requirements of Rule 10A-3 as of the closing of this offering.
Our board of directors has undertaken a review of the independence of each director and determined that all of our directors, other than Dr. Flores, qualify as “independent” directors in accordance with the Listing Rules. Dr. Flores is not considered independent by virtue of his position as our President and Chief Executive Officer. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management.
Board committees
Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below upon effectiveness of the Registration Statement of which this prospectus forms a part. Our board of directors may establish other committees to facilitate the management of our business. Members will serve on these committees until their resignation or until otherwise determined by our board of directors. Each committee intends to adopt a written charter that satisfies the applicable rules and regulations of the SEC and Listing Rules, which we will post on our website at www.centurytx.com prior to the closing of this offering.
Audit committee
Our audit committee will consist of Kimberly Blackwell, Cynthia Butitta, and Alessandro Riva. Our board of directors has determined that each of Kimberly Blackwell, Cynthia Butitta, and Alessandro Riva is independent under the Listing Rules and Rule 10A-3(b)(1) of the Exchange Act. The chair of our audit committee will be Cynthia Butitta. Our board of directors has determined that each member of the audit committee can read and understand fundamental consolidated financial statements and that Cynthia Butitta is an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K. Our audit committee will be responsible for, among other things:
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appointing, evaluating, and overseeing a firm to serve as the independent registered public accounting firm to audit our consolidated financial statements;

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ensuring the independence of the independent registered public accounting firm;

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discussing the scope and results of the audit with the independent registered public accounting firm and reviewing, with management and that firm, our interim and year-end operating results;

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establishing procedures for employees to anonymously submit concerns about questionable accounting or audit matters;

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considering the adequacy of our internal controls and internal audit function;

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monitoring and reviewing legal, regulatory, and administrative compliance to the extent affecting our financial results;

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reviewing proposed waivers of the code of business conduct and ethics for directors and executive officers;

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reviewing and recommending and changes or amendments to the code of business and conduct and ethics;

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reviewing material related party transactions or those that require disclosure;

•determining and reviewing risk assessment guidelines and policies, including cybersecurity risks, financial risk exposure, and internal controls regarding information security; and
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approving or, as permitted, pre-approving all audit and non-audit services to be performed by the independent registered public accounting firm.

Compensation committee
Our compensation committee will consist of Cynthia Butitta, Eli Casdin, Joseph Jimenez, and Carlo Rizzuto. Our board of directors has determined that each member of this committee is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act and meets the requirements for independence under the Listing Rules. The chair of our compensation committee will be Carlo Rizzuto. The compensation committee will be responsible for, among other things:
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reviewing and approving the compensation of our executive officers and recommending that our board of directors approve the compensation of our Chief Executive Officer;

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reviewing and recommending to our board of directors the compensation of our directors;

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administering our stock and equity incentive plans and overseeing regulatory compliance related to such plans;

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reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans; and

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reviewing our overall compensation philosophy.

Nominating and corporate governance committee
Our nominating and corporate governance committee will consist of Kimberly Blackwell, Eli Casdin, Joseph Jimenez, and Carlo Rizzuto. Our board of directors has determined that each member of the nominating and corporate governance committee meets the requirements for independence under the Listing Rules. The chair of our nominating and corporate governance committee will be Joseph Jimenez. The nominating and corporate governance committee will be responsible for, among other things:

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developing and recommending selection criteria for new directors for our board of directors;

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identifying and recommending candidates for membership on our board of directors;

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reviewing and determining board director independence annually and, as needed, as potential conflicts of interest arise;

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reviewing and recommending our corporate governance guidelines and policies;

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overseeing the process of evaluating the performance of our board of directors; and

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assisting our board of directors on corporate governance matters.

Compensation committee interlocks and insider participation
None of the members of our compensation committee is currently, or has been at any time, one of our executive officers or employees. None of our executive officers currently serves, or has served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or on our compensation committee.
Non-employee director compensation
Prior to 2021, we did not regularly provide compensation to our non-employee directors and, as shown in the table below, did not provide any compensation to our non-employee directors in 2020. Dr. Flores, our President and Chief Executive Officer, does not receive additional compensation for his services as a director. We do reimburse our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending board of directors and committee meetings.
2020 director compensation table
The following table sets forth information regarding the compensation earned for service on our board of directors during the year ended December 31, 2020.
Name	Fees earned or paid in cash ($)	Option awards ($)	All other compensation ($)	Total ($)
Toshikazu Ban	—	—	—	—
Juergen Eckhardt, M.D.	—	—	—	—
Joseph Jimenez	—	—	—	—
Carlo Rizzuto, Ph.D.	—	—	—	—

2021 Director letter agreements
In February 2021, in connection with our Series C Financing, we entered into letter agreements with Ms. Butitta and Mr. Jimenez regarding their service as members of our board of directors and their compensation for that service. These letters each contemplate one-time stock option awards and annual cash retainers. The letter agreements provide for the issuance of stock options to purchase 149,224 and 271,690 shares of our common stock to Ms. Butitta and Mr. Jimenez, respectively. In each case, the exercise price of these options is equal to the fair market value per share of common stock on the grant date, as determined by our board of directors. Each of these options will vest as follows: 25% on the first anniversary of the grant date and the remaining 75% in 36 equal monthly installments thereafter, subject to full acceleration upon the occurrence of a Sale Event (as defined in the 2018 Plan). In each case, vesting is subject to the grantee’s continuous service through each applicable vesting date of event.
The letter agreements also provide that we will pay annual cash retainers of $25,000 and $50,000 to Ms. Butitta and Mr. Jimenez, respectively. These annual retainers will be paid in quarterly installments. Following the completion of this offering, these annual cash retainers will be superseded by the compensation payable under the Non-Employee Director Compensation Policy described below.
In June 2021, after further discussions, our Board determined to cancel the stock option award described above, and instead issued a restricted stock award to Ms. Butitta with respect to 98,936 shares of our Common Stock. The restricted stock award will vest on the same schedule as the original stock option award.
In May 2021, we entered into letter agreements with Dr. Blackwell and Dr. Riva regarding their service as members of our board of directors and their compensation for that service. These letters contemplate one-time stock option awards and annual cash retainers. The letter agreements provide for the issuance of a stock option to purchase 99,483 shares of our common stock to each of Dr. Blackwell and Dr. Riva. The exercise price of these options is equal to the fair market value per share of common stock on the grant date, as determined by our board of directors. Each of these options will vest as follows: 25% on the first anniversary of the grant date and the remaining 75% in 36 equal monthly installments thereafter, subject to full acceleration upon the occurrence of a Sale Event (as defined in the 2018 Plan). In each case, vesting is subject to the grantee’s continuous service through each applicable vesting date of event.
The letter agreements also provide that we will pay an annual cash retainer of $25,000 to each of Dr. Blackwell and Dr. Riva. These annual retainers will be paid in quarterly installments. Following the completion of this offering, these annual cash retainers will be superseded by the compensation payable under the Non-Employee Director Compensation Policy described below.
Non-employee director compensation policy
Our board of directors intends to adopt a non-employee director compensation policy, to be effective upon the effectiveness of the Registration Statement of which this prospectus forms a part. The below table depicts this non-employee director compensation policy:
Compensation Elements: Non-Employee Director Compensation Policy
Cash
Member Annual Retainer	$ 35,000
Chairperson Annual Retainer	$ 30,000
Annual Committee Chair Retainer
Audit	$ 15,000
Compensation	$ 10,000
Nominating and Corporate Governance	$ 8,000
Annual Committee Member Retainer
Audit	$ 7,500
Compensation	$ 5,000
Nominating and Corporate Governance	$ 4,000
Equity
Initial Equity Grant
Option to purchase 100,000 shares of Common Stock, made to directors at the commencement of their director service, vesting monthly over a period of 36 months, subject to continued service with the Company

Annual Equity Retainer
Option to purchase 50,000 shares of Common Stock, vesting in full on the sooner of the first anniversary of the date of grant or the next annual shareholder meeting, subject to continued service with the Company

Each annual cash retainer will be paid quarterly in arrears. All equity awards granted under the non-employee director compensation policy will be granted under, and subject to the terms of, the 2021 Plan.
Initial public offering option grant
In connection with this offering, each of our non-employee directors (other than Mr. Casdin and Dr. Rizzuto) serving on the board of directors upon the closing of the offering will be granted an option to purchase 50,000 shares of our common stock at the initial public offering price on the same terms as the Annual Equity Retainer, as described in the above table. Each of Mr. Casdin and Dr. Rizzuto, so long as each is serving on the board of directors upon the closing of the offering, will be granted an option to purchase 100,000 shares of our common stock at the initial public offering price on the same terms as the Initial Equity Grant, as described in the above table. Each of the foregoing director equity grants will be granted under, and subject to the terms of, the 2021 Plan.
Code of business conduct and ethics
In connection with this offering, our board of directors will adopt a written code of business conduct and ethics that will apply to all of our directors, officers, and employees. The code of business conduct and ethics will cover fundamental ethics and compliance-related principles and practices such as accurate accounting records and financial reporting, avoiding conflicts of interest, the protection and use of our property and information, and compliance with legal and regulatory requirements. Our code of business conduct and ethics will be posted on the investor relations section of our website at www.centurytx.com. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, on our website to the extent required by the applicable rules and exchange requirements.
Limitation on liability and indemnification matters
Our second amended and restated certificate of incorporation and our amended and restated bylaws, which will each become effective immediately prior to the closing of this offering, will limit our directors’ liability and may indemnify our directors and officers to the fullest extent permitted under the DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:
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any breach of the director’s duty of loyalty to us or our stockholders;

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act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

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unlawful payment of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

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any transaction from which the director derived an improper benefit.

The DGCL and our amended and restated bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law.
We have entered or intend to enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, penalties, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. Subject to certain limitations, our indemnification agreements also require us to advance expenses incurred by our directors, officers, and key employees for the defense of any action for which indemnification is required or permitted.
We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our second amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.
The limitation of liability and indemnification provisions in our second amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.
At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought and we are not aware of any threatened litigation that may result in claims for indemnification.
Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers or control persons, in the opinion of the SEC, such indemnification is against public policy, as expressed in the Securities Act and is therefore unenforceable.

Executive compensation
Our named executive officers, or NEOs, for the year ended December 31, 2020, which consist of our principal executive officer and our two most highly compensated executive officers, are:
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Dr. Osvaldo Flores, our President and Chief Executive Officer;

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Dr. Hyam Levitsky, our President of Research and Development; and

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Dr. Michael Diem, our Chief Business Officer.

Summary compensation table
The following table provides information regarding the compensation earned by our NEOs for the year ended December 31, 2020.
Name and principal position	Year	Salary ($)	Bonus ($)	Option awards ($)(1)	Non-equity incentive plan compensation ($)(2)	All other compensation ($)	Total ($)
Osvaldo Flores, Ph.D.	2020	461,250	—	741,750	185,400	2,250	1,390,650
President and Chief Executive Officer
Hyam Levitsky, M.D.	2020	384,375(3)	—	—	115,875	1,875	502,125
President of R&D
Michael Diem, M.D.	2020	123,958	125,000(5)	644,258	49,583	—	942,799
Chief Business Officer(4)
(1)   Represents the aggregate grant date fair value of the stock options awarded to the NEO in fiscal year 2020. These values have been determined under the principles used to calculate the value of equity awards for purposes of our financial statements. For a discussion of the assumptions and methodologies used to calculate the amounts referred to above, please see the discussion of option awards contained in Note 14, Stock Based Compensation, to our financial statements included elsewhere in this prospectus. The amounts reported in this column reflect the accounting cost for these stock options and do not correspond to the actual economic value that may be received by the NEO upon exercise of the stock options.
(2)   Amounts shown are cash incentive payments earned in respect of 2020 performance and paid in the first quarter of 2021.
(3)   The salary paid to Dr. Levitsky in 2020 was based upon him working at a 75% schedule.
(4)   Dr. Diem commenced employment with us in September 2020.
(5)   Amount shown is a sign-on bonus paid to Dr. Diem upon his hire.
Narrative disclosure to the summary compensation table
Elements of compensation
The compensation of our NEOs generally consists of base salary, annual cash bonus opportunities, long term incentive compensation in the form of equity awards, and other benefits, as described below.
Base salary
The base salary payable to each NEO is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, responsibilities, and contributions. Each NEO’s initial base salary was specified in his offer letter or employment agreement, as described below, and is reviewed (and, if applicable, adjusted) from time to time by our board of directors or compensation committee.
The NEOs’ current annual base salary rates are: $477,405 for Dr. Flores, $397,838 for Dr. Levitsky, and $437,750 for Dr. Diem. These amounts reflect 3% increases to the executives’ annual base salary rates in effect at the end of 2020. Upon completion of this offering and in accordance with the terms of their new employment agreements described below, the NEOs annual base salary rates will increase to $557,000 for Dr. Flores, $430,700 for Dr. Levitsky, and $437,800 for Dr. Diem.

Annual Non-Equity Incentives
Each of our NEOs’ annual non-equity incentive opportunity is expressed as a percentage of base salary that can be earned based on the achievement of predetermined corporate and individual performance objectives. The 2020 target bonus opportunities for Dr. Flores, Dr. Levitsky, and Dr. Diem were 40%, 30%, and 40% of their respective base salaries.
The goals applicable to the NEOs’ 2020 annual non-equity incentives related to certain clinical milestones, pipeline, platform and manufacturing development, operations, financing, corporate development, human resources, scientific leadership, and intellectual property. Following a review of 2020 performance, our compensation committee approved 2020 non-equity incentive payments to Dr. Flores, Dr. Levitsky and Dr. Diem equal to 100% of their respective target amounts (pro-rated in the case of Dr. Diem, to account for his mid-year hire).
Long Term Equity Incentives
Our equity-based incentive awards are designed to align our interests and the interests of our stockholders with those of our employees and consultants, including our NEOs. Our board of directors or compensation committee approves equity grants. Dr. Flores and Dr. Diem each received options to purchase shares of our common stock in 2020 and 2021. See “—Outstanding Equity Awards at Fiscal Year-End” for more information regarding equity awards made in 2020 to our NEOs.
Employment Arrangements with our NEOs
Osvaldo Flores, Ph.D.
In August 2018, we entered into an employment offer letter with Dr. Flores. The offer letter provided for Dr. Flores’ at-will employment and set forth his initial annual base salary of $450,000 and his initial target annual bonus opportunity at 30% of base salary. The offer letter also provided for the issuance of a restricted stock award to Dr. Flores, or the 2018 Restricted Shares, and for an opportunity for Dr. Flores to receive certain stock options in the future, upon achievement of certain performance conditions. The 2018 Restricted Shares were granted to Dr. Flores in September 2018. In lieu of the stock options discussed in the offer letter, we granted stock options to Dr. Flores in October 2020. See “—Outstanding Equity Awards at Fiscal Year-End” for additional details regarding the 2018 Restricted Shares and the 2020 stock options.
Dr. Flores’ offer letter provides for severance benefits upon a termination of his employment by us without cause, or his resignation for good reason, subject to Dr. Flores’ execution of a general release of claims. The severance benefits are: (i) payment of all accrued and unpaid base salary, (ii) payment of any otherwise earned but unpaid annual bonus for the prior year, (iii) payment of pro-rata bonus for the year of termination, and (iv) continuation of his base salary and COBRA premiums paid by us for six (6) months. In addition, if such termination without “cause” or for “good reason” occurs within the twelve (12) month period immediately following a change in control, then in addition to the payments described in (i)-(iii) above, Dr. Flores’ salary and COBRA continuation period will be extended from six (6) months to twelve (12) months and the 2018 Restricted Shares (to the extent then unvested) shall become fully vested as of the date of termination.
Dr. Flores’ offer letter provides for severance benefits upon a termination of his employment by us without cause, or his resignation for good reason, subject to Dr. Flores’ execution of a general release of claims. The severance benefits are: (i) payment of all accrued and unpaid base salary, (ii) payment of any otherwise earned but unpaid annual bonus for the prior year, (iii) payment of pro-rata bonus for the year of termination, and (iv) continuation of his base salary and COBRA premiums paid by us for six (6) months. In addition, if such termination without “cause” or for “good reason” occurs within the twelve (12) month period immediately following a change in control, then in addition to the payments described in (i)-(iii) above, Dr. Flores’ salary and COBRA continuation period will be extended from six (6) months to twelve (12) months and the 2018 Restricted Shares (to the extent then unvested) shall become fully vested as of the date of termination.

In connection with this offering, we have entered into a new employment agreement with Dr. Flores, that will be effective upon closing of the offering, and replace his employment offer letter. The new employment agreement provides for Dr. Flores’ at-will employment and sets forth an annual base salary of $557,000, a target annual bonus opportunity at 50% of base salary, and eligibility to participate generally in our employee benefit plans. In addition, Dr. Flores has entered into a Proprietary Information and Assignment Agreement in connection with this offering, described below on page 166 in greater detail.
Dr. Flores’ new employment agreement provides for severance benefits upon a termination of his employment by us without cause, or his resignation for good reason, subject to Dr. Flores’ execution of a general release of claims. The severance benefits are: (i) payment of all accrued and unpaid base salary, (ii) payment of any otherwise earned but unpaid annual bonus for the prior year, (iii) payment of pro-rata bonus for the year of termination, and (iv) continuation of his base salary and COBRA premiums paid by us for twelve (12) months. In addition, if such termination without “cause” or for “good reason” occurs within the three (3) month period prior to or the twelve (12) month period immediately following a change in control, then Dr. Flores’ salary and COBRA continuation period will be extended from twelve (12) months to eighteen (18) months, and he will receive a lump sum payment in an amount equal to his target annual bonus, and all outstanding equity awards subject to vesting solely based on the passage of time and Dr. Flores’ continued employment will become vested on the later of Dr. Flores’ termination date and the change in control.
Hyam Levitsky, M.D.
In March 2019, we entered into an employment agreement with Dr. Levitsky. The agreement provided for Dr. Levitsky’s at-will employment and set forth his initial annual base salary of: (i) $500,000 if working at full-time capacity, or (ii) $375,000 if working at a 75% schedule, which requires an average minimum of 120 hours per month. The agreement also provides for an initial target annual bonus opportunity of up to 30% of base salary, a sign-on bonus of $100,000, equity incentive awards in the form of stock options to purchase shares of our common stock and eligibility to participate in our employee benefit plans. In lieu of the stock options discussed in the employment agreement, the Company sold to Dr. Levitsky an equivalent number of restricted shares in July 2019 at a price equal to what the option exercise price otherwise would have been. See “—Outstanding Equity Awards at Fiscal Year-End” for additional details regarding this restricted stock award. Dr. Levitsky’s employment agreement provides for a severance benefit of three (3) months of salary continuation following a termination of his employment by us without cause, subject to his execution of a general release of claims.
In connection with this offering, we have entered into a new employment agreement with Dr. Levitsky, that will be effective upon closing of the offering and replace his prior employment agreement. The new employment agreement provides for Dr. Levitsky’s at-will employment and sets forth his annual base salary of $430,700, a target annual bonus opportunity at 40% of base salary, and eligibility to participate generally in our employee benefit plans. In addition, Dr. Levitsky has entered into a new Proprietary Information and Assignment Agreement in connection with this offering, as described below on page 166.
Dr. Levitsky’s new employment agreement provides for severance benefits upon a termination of his employment by us without cause, or his resignation for good reason, subject to Dr. Levitsky’s execution of a general release of claims. The severance benefits are: (i) payment of all accrued and unpaid base salary, (ii) payment of any otherwise earned but unpaid annual bonus for the prior year, and (iii) payment of pro-rata bonus for the year of termination, and (iv) continuation of his base salary and COBRA premiums paid by us for nine (9) months. In addition, if such termination without “cause” or for “good reason” occurs within the three (3) month period prior to or twelve (12) month period immediately following a change in control, Dr. Levitsky’s salary and COBRA continuation period will be extended from nine (9) months to twelve (12) months, and he will receive a lump sum payment in an amount equal to his target annual bonus and all outstanding equity awards subject to vesting solely based on the passage of time and Dr. Levitsky’s continued employment will become vested on the later of Dr. Levitsky’s termination date and the change in control.

Michael Diem, M.D.
In August 2020, we entered into an employment offer letter with Dr. Diem. The offer letter provided for Dr. Diem’s at-will employment and set forth his initial annual base salary of $425,000, his initial target annual bonus opportunity of up to 40% of base salary (pro-rated for any partial years of employment), and a sign-on bonus of $125,000; however, if terminated for cause or if Dr. Diem resigns within 12 months of September 16, 2020, his start date, the sign-on bonus must be repaid in full (in the case of termination for cause) or on a pro-rata basis (in the case of resignation) within 30 days of his termination date. The offer letter also provided for the issuance of a stock option to purchase shares of our common stock and his eligibility to participate in our employee benefit plans. See “—Outstanding Equity Awards at Fiscal Year-End” for additional details regarding the stock option granted to Dr. Diem in connection with his hire.
In connection with this offering, we have entered into a new employment agreement with Dr. Diem, that will be effective upon closing of the offering and replace his employment offer letter. The new employment agreement provides for Dr. Diem’s at-will employment and sets forth an annual base salary of $437,800, a target annual bonus opportunity at 40% of base salary, and eligibility to participate generally in employee benefit plans. The new employment agreement also provides that, if Dr. Diem is terminated for cause or if Dr. Diem resigns prior to September 16, 2021 (the first anniversary of his start date), the sign-on bonus repayment obligation described in the preceding paragraph will apply. Dr. Diem’s new employment agreement provides for the same severance benefits as those provided under Dr. Levitsky’s new employment agreement, described on page 165 above. In addition, Dr. Diem has entered into a new Proprietary Information and Assignment Agreement in connection with this offering, as described immediately below.
Proprietary Information and Assignment Agreements
Each of Dr. Levitsky and Dr. Diem has previously entered into a Proprietary Information and Assignment Agreement with us that includes customary provisions regarding confidentiality and ownership of intellectual property, and certain restrictive covenants that apply for a period of one year following any cessation of employment. In connection with this offering and our entry into new employment agreements with the NEOs, each NEO entered into a new Proprietary Information and Assignment Agreement. These new Proprietary Information and Assignment Agreements include customary prohibitions against competition with us and solicitation of our customers and employees, both during employment and for one year following any cessation of employment for Dr. Flores and for nine months following cessation of employment for each of Dr. Levitsky and Dr. Diem. The Proprietary Information and Assignment Agreement are incorporated by reference into the new employment agreements and payment of any severance benefits under each executive’s new employment agreement is conditioned on continued compliance with his Proprietary Information and Assignment Agreement.
Outstanding Equity Awards at Fiscal Year-End
The following table provides information regarding the outstanding equity awards held by our NEOs as of December 31, 2020. All awards were granted pursuant to the 2018 Plan. See “—Equity Incentive Plans—2018 Plan” below for additional information.

	Option awards					Stock awards
Name and Principal Position (a)	Number of Securities Underlying Unexercised Options Exercisable (#) (b)	Number of Securities Underlying Unexercised Options Unexercisable (#) (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option expiration date ($) (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (j)
Osvaldo Flores, Ph.D.	—	213,624(2)		1.74	10/1/2030
	—		213,624(3)	1.74	10/1/2030
						484,791(4)	841,651.66
Hyam Levitsky, M.D.						324,162(5)	562,781.25
Michael Diem, M.D.			371,092(6)	1.74	9/30/2030
(1)   For this purpose, the value of each share of Restricted Stock on December 31, 2020 was estimated to be $0.69, based on the most recent independent valuation of our common stock prior to that date.
(2)   This option was granted on October 20, 2020 and vests as follows: 25% on the first anniversary of the grant date and the remaining 75% in 36 equal monthly installments thereafter. Vesting of the award requires continued employment through the applicable vesting date, provided that vesting will accelerate upon a termination without cause within 12 months following a sale event.
(3)   This option will vest upon the first to occur of (a) our closing of a business development transaction prior to June 30, 2021 or (b) our closing of an initial public offering prior to August 13, 2021, in each case provided that specified financial metrics are achieved in connection with the closing. Vesting of the award requires continued employment through the applicable vesting date, provided that vesting will accelerate upon a termination without cause within 12 months following a sale event. If this offering is completed prior to August 13, 2021 and Dr. Flores remains in service through that time, this option will then become fully vested and exercisable.
(4)   This restricted stock award was granted on September 10, 2018 and vests as follows: 25% on the first anniversary of the grant date and the remaining 75% in 36 equal monthly installments thereafter. Vesting of the award requires continued employment through the applicable vesting date, provided that vesting will accelerate in full upon a termination without cause or a resignation with good reason within 12 months following a change in control.
(5)   This restricted stock award was granted on July 18, 2019 and vests as follows: 25% on May 1, 2020 and the remaining 75% in 36 equal monthly installments thereafter. Vesting of the award requires continued employment through the applicable vesting date. The shares subject to this restricted stock award are held by a trust for the benefit of Dr. Levitsky’s family. We authorized the transfer to facilitate Dr. Levitsky’s estate planning and that the shares remain subject to all the same transfer restrictions and vesting conditions as would have applied in the absence of such transfer.
(6)   This option was granted on October 1, 2020 and vests as follows: 25% on September 16, 2021 and the remaining 75% in 36 equal monthly installments thereafter. Vesting of the award requires continued employment through the applicable vesting date. On February 24, 2021, Dr. Diem utilized the early exercise feature of his stock option to purchase 79,488 restricted shares of common stock subject to the same vesting schedule as the original option, leaving 291,604 options outstanding under this option award.
In addition to the equity awards shown in the table above, we made stock option awards on April 14, 2021 to each of Dr. Flores, Dr. Levitsky and Dr. Diem with respect to 777,417, 19,872 and 127,180 shares of our common stock, respectively. The exercise price of each option is $7.27 per share. Each such stock option will vest 25% upon the one-year anniversary of the closing of this offering and 2.0833% per month for the following 36 months, subject to the optionee’s continued service through the applicable vesting date. Our compensation committee made these awards, with input from its independent compensation consultant, to align the NEOs total potential ownership interests with market data.
Equity Incentive Plans
2021 Plan
Our 2021 Plan will become effective upon the effectiveness of the Registration Statement of which this prospectus forms a part. Upon the effectiveness of the 2021 Plan, we will cease granting awards under our 2018 Plan. A summary of the material terms of the 2021 Plan follows below.

The 2021 Plan authorizes the award of both equity-based and cash-based incentive awards, including: (i) stock options (both incentive stock options and nonqualified stock options), (ii) stock appreciation rights, or SARs, (iii) restricted stock awards, or RSAs, (iv) restricted stock units, or RSUs, and (v) cash or other stock based awards. Incentive stock options may be granted only to employees. All other types of awards may be issued to employees, directors, consultants and other service providers.
Shares Subject to 2021 Plan. We will initially reserve 5,640,711 shares of our common stock for issuance under our 2021 Plan. The number of shares reserved for issuance under our 2021 Plan will increase automatically on January 1, 2022 and each anniversary of such date prior to the termination of the 2021 Plan, equal to the lesser of (i) 5% of our shares of common stock issued and outstanding on the last day of the immediately preceding fiscal year and (ii) such smaller number of shares as determined by our board or compensation committee. No more than 16,922,133 shares of our common stock may be issued under the 2021 Plan through incentive stock options.
The following shares will be added (or added back) to the shares available for issuance under the 2021 Plan:
•
Shares subject to 2018 Plan or 2021 Plan awards that expire, terminate or are cancelled or forfeited for any reason after the effectiveness of the 2021 Plan;

•
Shares that after the effectiveness of the 2021 Plan are withheld to satisfy the exercise price of an option issued under our 2018 Plan or 2021 Plan; and

•
Shares that after the effectiveness of the 2021 Plan are withheld to satisfy tax withholding obligations related to any award under our 2018 Plan or 2021 Plan.

However, the total number of shares underlying 2018 Plan awards that may be recycled into the 2021 Plan pursuant to the above-described rules will not exceed 9,305,283 shares.
Shares of our common stock issued by us through the assumption or substitution of awards in connection with a future acquisition of another entity will not reduce the shares available for issuance under the 2021 Plan.
Administration.   We expect that our 2021 Plan will be administered by our compensation committee. The administrator of the plan will have the authority to, among other things, interpret the plan and award agreements, select grantees, determine the vesting, payment and other terms of awards, and modify or amend awards. Our compensation committee may delegate to one or more of our officers the authority to issue awards under the 2021 Plan to grantees who are not executive officers, subject to parameters established by the compensation committee.
Adjustments.   In the event of certain corporate events or transactions (such as a merger, consolidation, reorganization, recapitalization, stock split, reverse stock split, spin-off, stock dividend, or similar transaction or change in our capital structure), our compensation committee will make adjustments or substitutions to the number and kind of shares that may be issued under the 2021 Plan, the number and kind of shares subject to outstanding awards, the exercise price or base price of outstanding awards, and/or any other affected terms and conditions of the 2021 Plan or outstanding awards, in each case as it deems appropriate and equitable.
Stock options.   The 2021 Plan provides for the grant of both incentive stock options and non-qualified stock options to purchase shares of our common stock at a stated exercise price. The exercise price of stock options granted under the 2021 Plan must be at least equal to the fair market value of our common stock on the date of grant. The maximum term of options granted under our 2021 Plan is ten years.
Our compensation committee may provide in the terms of the applicable award agreement that the participant may exercise an unvested portion in exchange for restricted stock subject to the same vesting terms as the option.
Stock Appreciation Rights.   An SAR provides for a payment, in cash or shares of our common stock or a combination of both, to the holder based upon the difference between the fair market value of our common stock on the date of exercise and a predetermined exercise price, multiplied by the number of shares. The base price of a SAR must be at least the fair market value of a share of our common stock on the date of grant. SARs may not have a term that is longer than ten years from the date of grant.
Restricted Stock Awards.   An RSA is an issuance of shares of our common stock subject to forfeiture restrictions that lapse based on the satisfaction of service and/or performance conditions. The price, if any, of each share subject to an RSA will be determined by the compensation committee. During the vesting period, a participant will have the right to vote and receive any dividends with respect to restricted stock, provided that our compensation committee may specify that any such dividends are subject to the same vesting schedule as the shares to which they relate.
Restricted Stock Units.   RSUs represent the right to receive shares of our common stock (or cash equal to the value of such shares) at a specified time in the future, following the satisfaction of specified service and/or performance conditions.
Cash or Other Stock Based Awards.   Cash or other stock based awards (including awards to receive unrestricted shares of our common stock or immediate cash payments) may be granted to participants. Our compensation committee will determine the terms and conditions of each such award, including, as applicable, the term, any exercise or purchase price, performance goals, vesting conditions, and other terms and conditions. Payment in respect of a cash or other stock based award may be made in cash, shares of our common stock, or a combination of both, at the discretion of our compensation committee.
Change in Control.   Upon or in anticipation of a change in control (which includes certain merger, asset or stock transactions, certain changes in our board composition and any other event deemed by our board of directors to constitute a change in control), our compensation committee may take such actions as it deems appropriate with respect to outstanding awards under the 2021 Plan. Such actions may include (among other things) the acceleration of award vesting, the substitution of awards, the cancellation of unexercised or unvested awards and the redemption or cashout of awards. In the discretion of our compensation committee, any cash or other substitute consideration payable upon redemption or cashout of an award may be subjected to the same vesting terms that applied to the original award, or earn-out, escrow, holdback or similar arrangements comparable to those applicable to stockholders in connection with the change in control. The compensation committee need not treat all outstanding awards in an identical manner.
Repricing.   The compensation committee may in its discretion: (i) cancel options or stock appreciation rights outstanding under the 2021 Plan in exchange for new options or stock appreciation rights with a lower exercise or base price per share; (ii) cancel underwater options or stock appreciation rights outstanding under the 2021 Plan in exchange for consideration payable in our equity securities or cash; or (iii) otherwise directly reduce the exercise or base price of options or stock appreciation rights outstanding under the 2021 Plan.
Director Compensation Limits.   Beginning with the 2022 calendar year, the aggregate amount of equity and cash compensation payable to a non-employee director with respect to a calendar year for his or her service as a director may not exceed $750,000 (or $1,000,000, in the case of a newly appointed or newly elected non-employee director’s first year of service with us. This director compensation limit will not apply to (i) compensation earned by a non-employee director solely in his or her capacity as chairman of the Board or lead independent director, (ii) compensation earned by a non-employee director for services he or she performs outside of his or her role as a non-employee director (i.e. as an advisor or consultant), or (iii) compensation awarded by the Board to a non-employee director in extraordinary circumstances, as determined by the Board in its discretion, so long as, in each case, the non-employee director does not participate in the decision to award him- or herself the additional compensation.
Clawback.   Awards under the 2021 Plan will be subject to clawback or recoupment pursuant to any applicable policy, law or exchange listing requirement in effect from time to time.
Transferability.   Except for certain estate planning transfers authorized by the compensation committee, awards granted under the 2021 Plan are generally nontransferable except by will or by the laws of descent and distribution.

Amendment and Termination.   Our board of directors may amend our 2021 Plan at any time, subject to stockholder approval if required by applicable law or exchange listing requirement. The 2021 Plan will terminate ten years after it becomes effective.
2018 Plan
The 2018 Plan was originally adopted on June 1, 2018 to enable the issuance of stock options, restricted stock awards, unrestricted stock awards, restricted stock units, and other awards to our employees, officers, directors, and consultants.
As noted above, we will cease granting awards under the 2018 Plan immediately prior to this offering. Any outstanding awards will continue to be subject to the terms of the 2018 Plan and the applicable award agreements.
A summary of the material terms of the 2018 Plan follows below.
Administration.   Our board of directors, or a committee of our board of directors, is authorized to administer our 2018 Plan and is referred to as the ‘‘plan administrator’’ herein. Under our 2018 Plan, the plan administrator has the authority to determine award recipients, dates of grant, the numbers and types of awards to be granted, the applicable fair market value and the provisions of each award, including the period of their exercisability and the vesting schedule applicable to an award, among other powers under the 2018 Plan. We expect that our compensation committee will administer the 2018 Plan following the date of this offering.
Shares subject to 2018 Plan.   The maximum number of shares that may be granted under the 2018 Plan is 9,339,366.
As of March 31, 2021, there were (i) 2,452,070 shares available for issuance in respect of new awards under the 2018 Plan, (ii) options outstanding under the 2018 Plan with respect to 3,419,208 shares of our common stock, and (iii) 1,855,221 shares of restricted common stock outstanding under the 2018 Plan (some of which were acquired upon early exercise of stock options).
Share Recycling.   Under the terms of the 2018 Plan, shares underlying awards that are forfeited, canceled, reacquired by the company prior to vesting, satisfied in cash or otherwise terminated, and shares that are withheld in settlement of a tax withholding obligation associated with an award or in satisfaction of the exercise price of an award, will again become available for grant under the 2018 Plan. However, as noted above, following the effectiveness of the 2021 Plan, such shares will instead become available for grant under the 2021 Plan.
Options.   The 2018 Plan provides for the grant of both incentive stock options and non-qualified stock options to purchase shares of our common stock at a stated exercise price. The exercise price of stock options granted under the 2018 Plan must be at least equal to the fair market value of our common stock on the date of grant. The maximum term of options granted under our 2018 Plan is ten years.
Certain stock options issued under the 2018 Plan allow for exercise prior to vesting in exchange for restricted shares of common stock subject to the same vesting schedule as the original option, and several optionees utilized this early exercise feature.
Restricted Stock.   The 2018 Plan also allows for the grant or sale of RSAs. The price, if any, of each share subject to an RSA will be determined by the plan administrator. During the vesting period, a participant will have the right to vote and receive any dividends with respect to restricted stock, provided that the plan administrator may specify that any such dividends are subject to the same vesting schedule as the shares to which they relate.
Stock Appreciation Rights, Restricted Stock Units, Unrestricted Stock Awards.   In addition, the 2018 Plan allows for the grant of SARs, RSUs and unrestricted stock awards, with terms as determined by the board in accordance with the 2018 Plan. However, as noted above, we have not granted any SARs, RSUs or unrestricted stock awards under the 2018 Plan.
Sale Event.   If we are subject to a “sale event” (including certain dissolution, liquidation, asset sale or merger transactions), the plan administrator will determine how to treat outstanding awards under our 2018 Plan. This may include: (i) the cancellation and/or forfeiture of outstanding awards, unless exercised prior to the sale event or assumed, substituted or continued by the surviving entity or its parent; or (ii) cashout or redemption of outstanding awards. The plan administrator need not treat all outstanding awards in an identical manner.
Adjustments.   In the event of a stock dividend, reorganization, recapitalization, stock split, reverse stock split, subdivision, combination, reclassification, merger, asset sale, or other similar event or transaction affecting our common stock, proportional adjustments will be made to the number of shares reserved for issuance under our 2018 Plan; the number and class of shares subject to outstanding awards; and the exercise or repurchase price applicable to outstanding awards.
Repricing.   Without approval of stockholders, the plan administrator may reprice options outstanding under the 2018 Plan by reducing the exercise price of such options or cancelling such options in exchange for new awards.
Transferability.   Unless otherwise determined by the plan administrator and/or specified in the applicable award agreement, 2018 Plan awards generally may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will, the laws of descent, and distribution.
Amendment and termination.   Our board of directors may amend or terminate our 2018 Plan at any time; provided, however, our committee may condition any other amendment or modification on the approval of stockholders for any reason, including by reason of such approval being necessary or deemed advisable to satisfy any other tax, securities or other applicable laws, policies or regulations. As noted above, we will cease granting awards under the 2018 Plan immediately prior to this offering, although outstanding 2018 Plan awards will remain in effect in accordance with their terms.
ESPP
Our board of directors intends to adopt the Employee Stock Purchase Plan, or ESPP, prior to closing of this offering, under which we may provide our employees and employees of our participating subsidiaries with an opportunity to purchase shares of our common stock at a discounted purchase price. The ESPP will first become effective upon the effectiveness of the Registration Statement of which this prospectus forms a part, although our compensation committee has not yet determined when the first purchase period under the ESPP will commence. The material terms of the ESPP are summarized below. The ESPP is intended to qualify as an “employee stock purchase plan” meeting the requirements of Section 423 of the Code.
Administration.   Subject to the express provisions of the ESPP, our compensation committee will have the authority to construe and interpret the ESPP, prescribe, amend, and rescind rules relating to the ESPP’s administration and take any other actions necessary or desirable for the administration of the ESPP and to facilitate compliance with Section 423 of the Code and other applicable law.
Stock Subject to the ESPP.   Subject to adjustment as provided in the ESPP, a total of 564,071 will be authorized and reserved for issuance under the ESPP. In addition, subject to prior approval by our board of directors in each instance, on or about January 1, 2022 and each anniversary of such date thereafter prior to the termination of the ESPP, the number of shares of our common stock authorized and reserved for issuance under the ESPP will be increased by a number of shares of our common stock equal to the least of (i) 1,128,142 shares of our common stock, (ii) 1% of the shares of our common stock outstanding on the final day of the immediately preceding calendar year, and (iii) such smaller number of shares of our common stock as determined by our board of directors. Such shares of our common stock may be newly issued shares, treasury shares or shares acquired on the open market. In the event that any dividend or other distribution (whether in the form of cash, our common stock, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, or exchange of our common stock or our other securities, or other change in our structure affecting our common stock occurs, then in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the ESPP, our compensation committee will, in such manner as it deems equitable, adjust the number of shares and class of common stock that may be delivered under the ESPP, the purchase price per share and the number of shares covered by each outstanding option under the ESPP, and the numerical limits described above.

Eligibility.   Generally, our employees and employees of our participating subsidiaries who customarily are employed for at least twenty (20) hours per week will be eligible to participate in the ESPP. Notwithstanding the foregoing, our compensation committee may exclude from participation in the ESPP or any offering period employees who are (i) “highly compensated employees” within the meaning of Section 414(q) of the Code, or (ii) citizens or residents of a foreign jurisdiction where the grant of an option under the ESPP to such employee would be prohibited under the laws of such foreign jurisdiction or the grant of an option under the ESPP to such employee in compliance with the laws of such foreign jurisdiction would cause the ESPP to violate the requirements of Section 423 of the Code. No employee may be granted options to purchase shares of our common stock under the ESPP if such employee (x) immediately after the grant would own capital stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or (y) holds rights to purchase shares of our common stock under all of our employee stock purchase plans (in accordance with Section 423(b)(8) of the Code) that accrue at a rate exceeding $25,000 (determined as of the option grant date) for each calendar year in which such rights are outstanding.
Grant and Exercise of Options.   The ESPP provides for six (6) month offering periods, commencing on January 1st and July 1st of each year, unless specified otherwise by our compensation committee. Eligible employees may elect to become a participant in the ESPP by submitting an enrollment form, pursuant to which an employee may elect to enroll in the ESPP, authorize a new level of payroll deductions, or stop payroll deductions and withdraw from an offering period. However, a participant may not purchase more than 5,000 shares of our common stock during each offering period.
During each offering period for which a participant has enrolled, the participant may contribute through payroll deductions in an amount equal to (i) between 1% and 15%, in whole percentages, of his or her compensation, or (ii) a fixed dollar amount, in each case, on each pay day occurring during such offering period. A participant’s compensation for purposes of the ESPP includes base salary and base wages (including overtime). No interest shall accrue on or be payable with respect to the payroll deductions of a participant in the ESPP. Payroll deductions would be made before deduction for any salary deferral contributions made by the employee to any tax-qualified or nonqualified deferred compensation plan, cafeteria plan, or similar arrangement.
On the last trading day of each offering period, a participant’s option to purchase shares of our common stock will be exercised automatically. The per-share purchase price will be the lesser of (i) eighty-five percent (85%) of the fair market value of one share of our common stock on the first trading day of the applicable offering period and (ii) eighty-five percent (85%) of the fair market value of one share of our common stock on the last trading day of the applicable offering period. As soon as reasonably practicable after the last day of each offering period, we will arrange for the delivery to each participant of the shares of our common stock purchased upon exercise of his or her option. We may require that the shares of our common stock be deposited and/or retained for a specified period of time with a financial services firm or other agent it designates as broker. Neither payroll deductions nor rights with respect to the exercise of an option or to receive shares of our common stock are transferable, other than by will, by the laws of descent and distribution, or by written designation of a beneficiary with our compensation committee.
Termination of Employment and Withdrawal from the ESPP.   Participants may elect to withdraw from the ESPP at any time and receive back any of their contributions, without interest, not used to purchase shares of our common stock; provided that if a participant wishes to withdraw his or her funds prior to purchase, he or she must submit a revised enrollment form to our compensation committee at least fifteen (15) days prior to the end of the then-current offering period. Participants who terminate employment before the end of an offering period will be deemed to have withdrawn from the ESPP and the payroll deductions in the participant’s notional account that have not been used to purchase shares of our common stock will be returned to the participant.
Amendment and Termination of the ESPP.   Our compensation committee may amend or terminate the ESPP at any time for any reason. If the ESPP is terminated, our compensation committee may elect to terminate the outstanding offering period either immediately, or after shares of our common stock have been purchased on the last trading day of the offering period (which may, in the discretion of our compensation committee, be accelerated) and all amounts that have not been used to purchase shares of our common stock will then be returned to participants as soon as administratively practicable. In the event of a merger, consolidation, acquisition of property or stock, separation, reorganization, or other corporate event described in Section 424 of the Code, each outstanding option will be assumed or an equivalent option substituted by the successor corporation, or a parent, or subsidiary of such successor corporation. If the successor corporation refuses to assume or substitute the option, the offering period with respect to which the option relates will be shortened by setting a new purchase date that occurs before the date of the applicable transaction. Unless terminated earlier pursuant to the terms of the ESPP, the ESPP will have a term of 10 years following the ESPP’s effective date.
Other benefits
We currently provide welfare benefits that are available to all of our employees, including our NEOs, including health, dental, life, vision, and disability insurance.
In addition, we maintain, and the NEOs participate in, a 401(k) plan that provides eligible employees with an opportunity to save for retirement on a tax advantage basis and under which we make safe harbor matching employer contributions. We match 100% of the first 3% of the participating employee’s contributions and 50% of the next 2% of the participating employee’s contributions, and participants are always fully vested in their safe harbor matching employer contributions. Employees’ pre-tax contributions are allocated to each participant’s individual account and are then invested in selected investment alternatives according to the participant’s directions. The 401(k) plan is intended to be qualified under Section 401(a) of the Code.
We do not maintain any defined benefit pension plans or nonqualified deferred compensation plans.
Rule 10b5-1 sales plans
Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate a Rule 10b5-1 plan subject to compliance with our insider trading policy. Our directors and executive officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material nonpublic information subject to compliance with our insider trading policy. Prior to 180 days after the date of this offering, subject to early termination, the sale of any shares under such plan would be prohibited by the lock-up agreement that the director or officer has entered into with the underwriters.

Certain relationships and related party transactions
The following includes a summary of transactions since January 1, 2019 and any currently proposed transactions to which we were or are expected to be a participant in which (1) the amount involved exceeded or will exceed the lesser of $120,000 or one percent of our average total assets at year end for the last two completed fiscal years, and (2) any of our directors, executive officers, or holders of more than 5% of our capital stock, or any affiliate or member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under the section titled “Executive compensation” and “Management—Non-employee director compensation.”
Bayer HealthCare LLC
Bayer is a holder of greater than 5% of our securities. Below is a summary of the transactions entered into between Bayer and us since January 1, 2019.
Commitment Agreement and Option Agreement
In June 2019, we entered into a Commitment Agreement by and among Prior Century, Bayer and us, or the Commitment Agreement, pursuant to which Bayer agreed to make an aggregate capital contribution of up to $215 million, upon the achievement of certain milestones. In June 2019, Bayer invested $75 million in consideration for 26,143,709 units in Century Therapeutics, LLC. Bayer invested an additional $70 million in 2020 and 2021, for no additional consideration. The Commitment Agreement terminated on February 25, 2021 in connection with the Series C Financing and Bayer has no continuing obligation to invest any additional amounts under the Commitment Agreement.
In June 2019, we entered into an Option Agreement by and among Prior Century, Bayer and us, which, following the 2021 Reorganization, was subsequently amended and restated in February 2021, or the Option Agreement. For a description of the Option Agreement, see “Business—Licensing, Partnerships and Collaborations—Bayer Option Agreement.” No payments were made under the Option Agreement in 2019 or 2020.
Series C Financing
Bayer participated in our Series C Financing in February 2021. For a description of the Series C Financing and Bayer’s participation therein, see “—Series C Financing.”
FUJIFILM Cellular Dynamics, Inc.
FCDI is a holder of greater than 5% of our securities. Below are the transactions entered into between FCDI and us since January 1, 2019.
Reprogramming License Agreement
In September 2018, we entered into a License Agreement, or the Reprogramming License, with FCDI pursuant to which FCDI granted us a non-exclusive, sublicensable, worldwide (excluding Japan) license under certain patents and know-how related to the reprogramming of human cells to iPSCs. For a description of the Reprogramming License, see “Business—Licensing, Partnerships and Collaborations—FUJIFILM Cellular Dynamics.” No payments were made under the Reprogramming License in 2019 or 2020.
Differentiation License Agreement
In September 2018, we entered into a License Agreement, or the Differentiation License, with FCDI pursuant to which FCDI granted us an exclusive, sublicensable, worldwide (excluding Japan) license under certain patents and know-how for the research, development and commercialization of certain cancer immunotherapy products consisting of cells that are, or are modifications of, NK cells, T cells, dendritic cells, and macrophages derived from human iPSCs for cancer immunotherapeutic use. As consideration for the Differentiation License, Prior Century issued FCDI 2,980,803 shares of its common stock, which converted into 2,980,803 shares of our common stock in the 2021 Reorganization. For a description of the Differentiation License Agreement, see “Business—Licensing, Partnerships and Collaborations—FUJIFILM Cellular Dynamics.” No payments were made under the Differentiation License in 2019 or 2020.
Master Collaboration Agreement
In October 2019, we entered into a Master Collaboration Agreement, or the Collaboration Agreement, with FCDI pursuant to which FCDI agreed to provide certain development, testing, and manufacturing services to us with respect to our sale of certain licensed products pursuant to the Reprogramming License and Differentiation License. For a description of the Master Collaboration Agreement, see “Business—Licensing, Partnerships and Collaborations—FUJIFILM Cellular Dynamics.” We have made payments to FCDI under the Master Collaboration Agreement totaling $4.8 million in 2019 and $5.3 million in 2020.
Manufacturing agreement
In March 2021, we entered into a Manufacturing and Supply Agreement with FCDI, or the Manufacturing Agreement, pursuant to which FCDI will provide certain analytical testing, process and analytical development and manufacturing services to us with respect to clinical supply of our product candidates. For a description of the Manufacturing Agreement, see “Business—Licensing, Partnerships and Collaborations—FUJIFILM Cellular Dynamics.”
Series C Financing
Following the 2021 Reorganization, on February 25, 2021, we completed the Series C Financing. Certain holders of more than 5% of our capital stock (or their affiliates) participated in the Series C Financing. Versant Vantage II, L.P. invested $10 million for a total of 1,545,125 shares of Series C preferred stock and Bayer invested $25 million for a total of 3,862,813 shares of Series C preferred stock, each at a price of approximately $6.472 per share.
Investors’ Rights Agreement
In connection with the Series C Financing, we entered into an investors’ rights agreement, or the investors’ rights agreement, with certain holders of our common stock and each holder of our preferred stock, which includes each holder of more than 5% of our capital stock. The investors’ rights agreement imposes certain affirmative obligations on us, including with respect to financial reporting obligations and investor inspections, and also grants certain rights to certain of the holders of our capital stock party thereto, including rights of first offer, demand, and piggyback registration rights and, if we are eligible, Form S-3 registration rights, with respect to the registrable securities held by them. See the section titled “Description of capital stock—Registration Rights” for additional information. Certain provisions of the investors’ rights agreement, including our affirmative obligations and the right of first offer rights will terminate immediately prior to the closing of this offering, while the registration rights set forth in the investors’ rights agreement will continue in effect after the closing of this offering until they expire in accordance with their terms.
Voting Agreement
In connection with the Series C Financing, we entered into a voting agreement with certain holders of our common stock and each holder of our preferred stock, which includes each holder of more than 5% of our capital stock. The voting agreement, including all rights thereunder, will automatically terminate upon the closing of this offering.
Right of First Refusal and Co-Sale Agreement
In connection with the Series C Financing, we entered into a right of first refusal and co-sale agreement with certain holders of our common stock and each holder of our preferred stock, which includes each holder of more than 5% of our capital stock. The right of first refusal and co-sale agreement, including all rights thereunder, will automatically terminate immediately prior to the closing of this offering.
Executive officer and director compensation
Please see “Executive compensation” and “Management—Non-employee director compensation” for information regarding the compensation of our directors and executive officers.
Employment agreements
We have entered into employment agreements or offer letter agreements with certain of our executive officers that, among other things, provide for certain compensatory and change in control benefits, as well as severance benefits. For a description of these agreements with our NEOs, see the section titled “Executive compensation—Employment Arrangements with our NEOs.”
Indemnification agreements
We have entered and intend to continue to enter into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and officers for some expenses, including attorneys’ fees, judgments, fines, and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. For more information regarding these indemnification agreements, see “Management—Limitation on liability and indemnification matters.”
Policies and procedures for related party transactions
Our board of directors will adopt a written related party transaction policy, which will become effective upon the effectiveness of the Registration Statement, setting forth the policies and procedures for the review and approval or ratification of related-party transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant and a related party had or will have a direct or indirect material interest, as determined by the audit committee of our board of directors, including, without limitation, purchases of goods or services by or from the related party or entities in which the related party has a material interest, and indebtedness, guarantees of indebtedness or employment by us of a related party.
All related party transactions described in this section occurred prior to adoption of this policy and as such, these transactions were not subject to the approval and review procedures set forth in the policy. However, these transactions were reviewed and approved by our board of directors.

Principal stockholders
The following table sets forth, as of June 11, 2021, information regarding beneficial ownership of our capital stock by:
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each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

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each of our NEOs;

•
each of our directors; and

•
all of our June 11, 2021 executive officers and directors as a group.

The percentage ownership information under the column titled “Beneficial ownership prior to this offering” is based on 44,274,608 shares of common stock outstanding as of June 11, 2021, assuming the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 34,126,528 shares of common stock upon the closing of this offering. The percentage ownership information under the column titled “After Offering” is based on the sale of 10,550,000 shares of common stock in this offering (assuming an initial public offering price of $19.00 per share, the midpoint of the price range set forth on the cover page of this prospectus). The percentage ownership information assumes no exercise of the underwriters’ option to purchase additional shares.
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security. In addition, shares of common stock issuable upon the exercise of stock options or warrants that are currently exercisable or exercisable within 60 days of June 11, 2021 are included in the following table. These shares are deemed to be outstanding and beneficially owned by the person holding those options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The information contained in the following table does not necessarily indicate beneficial ownership for any other purpose. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.
Unless otherwise noted below, the address for each beneficial owner listed in the table below is c/o Century Therapeutics, Inc., 3675 Market Street, Philadelphia, Pennsylvania, 19104.

	Beneficial ownership prior to this offering		Beneficial ownership after this offering
Name of Beneficial Owner	Number of shares beneficially owned	Percentage of beneficial ownership	Number of shares beneficially owned	Percentage of beneficial ownership
5% and Greater Stockholders:
Versant Entities(1)	13,530,909	30.6%	13,530,909	24.7%
FUJIFILM Cellular Dynamics, Inc.(2)	6,955,207	15.7%	6,955,207	12.7%
Bayer World Investments B.V.(3)	11,925,838	26.9%	11,925,838	21.8%
Casdin Entities(4)	2,456,380	5.5%	2,456,380	4.4%
Named Executive Officers and Directors:
Osvaldo Flores, Ph.D.(5)	1,535,343	3.5%	1,535,343	2.8%
Michael Diem, M.D.(6)	371,092	*	371,092	*
Hyam Levitsky, M.D.(7)	536,544	1.2%	536,544	*
Carlo Rizzuto, Ph.D.	—	*	—	*
Toshikazu Ban	—	*	—	*
Joseph Jimenez	494,346	1.1%	494,346	*
Juergen Eckhart, M.D.	—	*	—	*
Eli Casdin(4)	2,456,380	5.5%	2,456,380	4.4%
Cynthia Butitta	—	*	—	*
Kimberly Blackwell, M.D.	—	*	—	*
Alessandro Riva, M.D.	—	*	—	*
All current directors and executive officers as a group (14 persons)	6,869,212	14.0%	6,869,212	12.1%

(1)   Consists of (i) 9,936,011 shares of common stock issuable upon conversion of 25,000,000 shares of Series A preferred stock upon the closing of this offering held by Versant Venture Capital VI, L.P., or Versant VI, (ii) 2,980,803 shares of common stock held by Versant VI and (iii) 614,095 shares of common stock issuable upon conversion of 1,545,125 shares of Series C preferred stock upon the closing of this offering held by Versant Vantage II, L.P., or Versant II. Versant Ventures VI GP, L.P., or Versant VI GP LP, is the sole general partner of Versant VI and Versant Ventures VI GP-GP, LLC is the sole general partner of Versant VI GP LP and has voting and dispositive control over the shares held by Versant VI. Jerel Davis, Brad Bolzon, Tom Woiwode, Clare Ozawa, Kirk Nielsen and Robin Praeger, the managing directors of Versant Ventures VI GP-GP, LLC, may be deemed to possess voting and dispositive control over the shares held by Versant VI and may be deemed to have indirect beneficial ownership of the shares held by Versant VI but disclaims beneficial ownership of such securities, except to the extent of their respective pecuniary interest therein, if any. Versant Vantage II GP, L.P., or Versant II GP LP, is the sole general partner of Versant II and Versant Vantage II GP-GP, LLC is the sole general partner of Versant II GP LP and has voting and dispositive control over the shares held by Versant II. Dr. Davis, Mr. Bolzan, Mr. Woiwode, Ms. Owaza, Alex Mayweg and Ms. Praeger, the managing directors of Versant Vantage II GP-GP, LLC, may be deemed to possess voting and dispositive control over the shares held by Versant II and may be deemed to have indirect beneficial ownership of the shares held by Versant II but disclaims beneficial ownership of such securities, except to the extent of their respective pecuniary interest therein, if any. The business address for each of Versant VI, Versant VI GP LP, Versant Ventures VI GP-GP, LLC, Versant II, Versant II GP LP and Versant Vantage II GP-GP, LLC is One Sansome Street, Suite 3630, San Francisco, CA 94104.
(2)   Consists of (i) 3,974,404 shares of common stock issuable upon the conversion of 10,000,000 shares of Series A preferred stock upon the closing of this offering held by FCDI and (ii) 2,980,803 shares of common stock held by FCDI. FCDI is an indirect, wholly owned subsidiary of FUJIFILM Holdings Corporation, which has sole voting and investment power over the Century shares held by FCDI. The address for FUJIFILM Holdings Corporation is 7-3, Akasaka 9-chome, Minato-ku, Tokyo 107-0052, Japan.
(3)    Consists of (i) 10,390,600 shares of common stock issuable upon the conversion of 26,143,790 shares of Series B preferred stock upon the closing of this offering, and (ii) 1,535,238 shares of common stock issuable upon the conversion of 3,862,813 shares of Series C preferred stock upon the closing of this offering held by Bayer World Investments B.V. Bayer World Investments B.V. is a subsidiary of Bayer AG and voting and investment decisions with respect to these shares are made by Bayer AG’s Board of Management, which consists of Werner Baumann, Liam Condom, Serena Lin, Wolfgang Nickl, Stefan Oelrich, and Heiko Schipper. Each of Messrs. Baumann, Condon, Nickl, Oelrich, Schipper, and Ms. Lin disclaim beneficial ownership over the shares held by Bayer World Investments B.V. The address for Bayer World Investments B.V. is Bayer AG, Kaiser-Wilhelm-Allee 3, 51373 Leverkusen, Germany.
(4)   Consists of (i) 1,228,190 shares of common stock issuable upon the conversion of 3,090,250 shares of Series C preferred stock upon the closing of this offering held by Casdin Partners Master Fund, L.P., or Casdin PMF, and (ii) 1,228,190 shares of common stock issuable upon the conversion of 3,090,250 shares of Series C preferred stock upon the closing of this offering held by Casdin Private Growth Equity Fund, L.P., or Casdin PGEF. Casdin Capital, LLC is the investment adviser to each of Casdin PMF and Casdin PGEF. Casdin Partners GP, LLC, or Casdin GP, is the general partner of Casdin PMF and Casdin Private Growth Equity Fund GP, LLC, or Casdin PGEF GP, is the general partner of Casdin PGEF. Mr. Casdin is the managing member of Casdin Capital, LLC and Casdin Partners GP, LLC. As such, each of Casdin Capital, LLC, Casdin Partners GP, LLC, and Mr. Casdin may be deemed to beneficially own the securities held by Casdin PMF by virtue of their shared voting and investment control over Casdin PMF and each of Casdin Capital, LLC, Casdin PGEF GP, and Mr. Casdin may be deemed to beneficially own the securities held by Casdin PGEF by virtue of their shared voting and investment control over Casdin PGEF. Each of Casdin Capital, LLC, Casdin Partners GP, Casdin PGEF GP, and Mr. Casdin disclaims beneficial ownership of such securities except to the extent of their respective pecuniary interest therein. The address of each of Casdin PMF, Casdin PGEF, Casdin Capital, LLC, Casdin GP, Casdin PGEF GP, and Mr. Casdin is 1350 Avenue of the Americas, Suite 2600, New York, New York 10019.
(5)   Consists of (i) 526,839 shares of common stock; and (ii) 213,624 shares of common stock issuable pursuant to options that are exercisable within 60 days of June 11, 2021 assuming the achievement of the milestones applicable to the Performance Option by virtue of this offering held by Dr. Flores, 397,440 shares of common stock held by Nancy Stone, Dr. Flores’ wife, and 397,440 shares of common stock held by the Flores Family Trust for Gabriel O. Flores dated October 27, 2016, or the Flores Trust. Ms. Stone is trustee of the Flores Trust. Dr. Flores disclaims beneficial ownership of the shares held by each of Ms. Stone and the Flores Trust.
(6)   Consists of (i) 79,488 shares of common stock; and (ii) 291,604 shares of common stock that are issuable as shares of restricted stock pursuant to options that are exercisable within 60 days of June 11, 2021.
(7)   Consists of 536,545 shares of common stock held by the Irrevocable Spousal Trust for Rhonda L. Zuckerman dated December 22, 2020, or the Trust. Dr. Levitsky’s daughter, Abby Miller, serves as Trustee of the Trust and the shares are held by the Trust for the benefit of Dr. Levitsky’s family. Dr. Levitsky disclaims beneficial ownership over the shares held by the Trust.
Description of capital stock
The following descriptions are summaries of the material terms of our second amended and restated certificate of incorporation, amended and restated bylaws, the investor rights agreement to which we and certain of our stockholders are parties and of the DGCL. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our form of second amended and restated certificate of incorporation, form of amended and restated bylaws, and investors’ rights agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is part.
General
Upon the closing of this offering and the filing of our second amended and restated certificate of incorporation, our authorized capital stock will consist of 300,000,000 shares of common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.
Common Stock
Outstanding Shares
As of June 11, 2021, there would have been 44,274,608 shares of common stock outstanding, held by stockholders of record, after giving effect to the automatic conversion of all our preferred stock outstanding into an aggregate of 34,126,528 shares of our common stock immediately upon the closing of this offering.
Voting Rights
Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. In addition, the affirmative vote of holders of 66 2∕3% of the voting power of all of the then outstanding voting stock will be required to take certain actions, including amending certain provisions of our second amended and restated certificate of incorporation, such as the provisions relating to amending our amended and restated bylaws, procedures for our stockholder meetings, the classified board, director liability, and exclusive forum for proceedings.
Dividends
Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.
Liquidation
In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.
Rights and Preferences
Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.
Preferred Stock
Upon the closing of this offering, all outstanding shares of our preferred stock will be automatically converted into an aggregate of 34,126,528 shares of common stock. Under the terms of our second amended and restated certificate of incorporation that will become effective immediately prior to the closing of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences, of each series of preferred stock.
The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings, and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.
Warrants
Pursuant to our warrant agreement between us and Hercules Technology Management Co II, Inc., or Hercules, as of May 31, 2021, Hercules held warrants to purchase an aggregate of 16,112 shares of our common stock at an exercise price of $13.96 per share, subject to customary adjustments provided in the warrant agreement. These warrants may be exercised at any time and from time to time, in whole or in part, prior to September 14, 2030.
On May 27, 2021 we issued Danforth Advisors, LLC, or Danforth, a warrant to purchase 15,897 shares of our common stock at an exercise price of $7.27 per share. The warrant held by Danforth is immediately exercisable and will expire on May 27, 2031.
Stock Options and Grant Plan Shares
As of June 11, 2021, 5,389,519 shares of our common stock were issuable upon the exercise of stock options at a weighted-average exercise price of $3.74 per share. For additional information regarding terms of our equity incentive plans, see the section titled “Executive compensation—Equity incentive plans.”
Registration Rights
The investors’ rights agreement grants certain of the holders of our capital stock party thereto certain registration rights in respect of the “registrable securities” held by them, which securities include (1) the shares of our common stock issued upon the conversion of shares of our preferred stock, (2) the shares of common stock issued upon the conversion of any other security, (3) shares of common stock held by certain of the holders of our capital stock party thereto as of the date of the investors’ rights agreement, and (4) any shares of our common stock issued as a dividend or other distribution with respect to the shares described in the foregoing clause (1), (2), and (3). The registration of shares of our common stock pursuant to the exercise of these registration rights would enable the holders thereof to sell such shares without restriction under the Securities Act when the applicable registration statement is declared effective.

Holders of 40,088,134 shares of our common stock (including shares issuable upon the conversion of our preferred stock) are entitled to such registration rights pursuant to the investors’ rights agreement.
Expenses of Registration
Subject to specified conditions and limitations, we are required to pay all expenses, other than underwriting discounts and commissions and stock transfer taxes incurred in connection with any exercise of these registration rights.
Expiration of Registration Rights
These registration rights will expire on the earlier to occur of (1) such time after the consummation of this offering in which all of such holders registrable shares can be sold without limitation during a three-month period without registration, and (2) the third anniversary of the closing of this offering.
Demand Registration Rights
At any time beginning six months after the closing of this offering, the holders of a majority of the common stock issued or issuable upon conversion of our preferred stock then outstanding may, on not more than two occasions, request that we prepare, file, and maintain a registration statement on Form S-1 to register the sale of their registrable securities, provided such registrable securities represent at least 40% of all registrable securities then outstanding. Once we are eligible to use a registration statement on Form S-3, the stockholders party to the investors’ rights agreement representing at least 30% of the registrable securities then outstanding may, not more than twice in any twelve-month period, request that we prepare, file, and maintain a registration statement on Form S-3 covering the sale of their registrable securities, but only if the anticipated offering price, net of underwriting discounts and commissions, would exceed $5.0 million.
Piggyback Registration Rights
In the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the stockholders party to the investors’ rights agreement will be entitled to certain “piggyback” registration rights allowing them to include their registrable securities in such registration, subject to certain marketing and other limitations. As a result, whenever we propose to file a registration statement under the Securities Act other than with respect to a demand registration or a registration statement on Form S-8, these holders will be entitled to notice of the registration and will have the right to include their registrable securities in the registration subject to certain limitations.
Indemnification
The investors’ rights agreement contains customary cross-indemnification provisions, pursuant to which we are obligated to indemnify the selling holders of registrable securities in the event of either material misstatements or omissions in the applicable registration statement attributable to us or our violation of the Securities Act, and the selling stockholders are obligated to indemnify us for material misstatements or omission in the registration statement attributable to them, subject to certain limitations.
Anti-Takeover Provisions of Delaware Law and Our Charter Documents
Some provisions of Delaware law and our second amended and restated certificate of incorporation and our amended and restated bylaws that will become effective immediately prior to the closing of this offering contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.
Section 203 of the Delaware General Corporation Law
We are subject to Section 203 of the DGCL, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly-held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset, or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, such as discouraging takeover attempts that might result in a premium over the market price of our common stock.
Elimination of Stockholder Action by Written Consent
Our second amended and restated certificate of incorporation, which will be in effect immediately prior to the closing of this offering, will provide that all stockholder actions must be effected at a duly called meeting of stockholders and not by consent in writing. A special meeting of stockholders may be called only by a majority of our board of directors, the chair of our board of directors, or our chief executive officer.
Undesignated Preferred Stock
The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.
Amendment of Charter Provisions
Our second amended and restated certificate of incorporation will further provide that the affirmative vote of holders of at least 66 2∕3% of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend certain provisions of our second amended and restated certificate of incorporation, including provisions relating to the size of the board, removal of directors, special meetings, actions by written consent, and cumulative voting. The affirmative vote of holders of at least 66 2∕3% of the voting power of all of the then outstanding shares of voting stock, voting as a single class, will be required to amend or repeal our amended and restated bylaws unless such action is recommended by our board of directors at an annual or special meeting of stockholders, which would then require the affirmative vote of a majority of the voting power of all of the then outstanding shares of voting stock, voting as a single class. Additionally, our amended and restated bylaws may be amended by a simple majority vote of our board of directors.
Classified Board; Election and Removal of Directors
Our second amended and restated certificate of incorporation will further provide that our board of directors is divided into three classes, Class I, Class II, and Class III, with each class serving staggered terms, and will give our board of directors the exclusive right to expand the size of our board of directors and to elect directors to fill a vacancy created by the expansion of the board of directors or the resignation, death, or removal of a director.

Choice of Forum
Our second amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder, employee, or agent of ours to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our second amended and restated certificate of incorporation or our amended and restated bylaws (in each case, as may be amended from time to time), (iv) any action asserting a claim governed by the internal affairs doctrine of the State of Delaware, or (v) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, in all cases subject to the court having personal jurisdiction over all indispensable parties named as defendants.
In addition, our second amended and restated certificate of incorporation will further provide that, unless we consent in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation), the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities will be deemed to have notice of and consented to this provision.
Limitation on Liability and Indemnification Matters
For a discussion of liability and indemnification, see “Management—Limitation on Liability and Indemnification Matters.”
Listing
We have applied to list our common stock on The Nasdaq Global Select Market under the trading symbol “IPSC.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC.

Shares eligible for future sale
Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market after the closing of this offering, or the perception that those sales may occur, could adversely affect the prevailing market price for our common stock from time to time or impair our ability to raise equity capital in the future.
Based on the number of shares of common stock outstanding as of June 11, 2021, upon the closing of this offering and assuming (i) the automatic conversion of all our preferred stock outstanding as of June 11, 2021 into an aggregate of 34,126,528 shares of our common stock upon the closing of this offering, (ii) no exercise of the underwriters’ option to purchase additional shares of common stock, and (iii) no exercise of outstanding options or warrants, we will have outstanding an aggregate of approximately 54,824,608 shares of common stock. All of the shares sold in this offering will be freely tradable unless purchased by our “affiliates” as such term is defined in Rule 144 or purchased by existing stockholders and their affiliated entities that are subject to lock-up agreements. All remaining shares of common stock held by existing stockholders immediately prior to the consummation of this offering will be “restricted securities,” as such term is defined in Rule 144. These restricted securities were issued and sold in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including the exemptions provided by Rule 144 or Rule 701, which rules are summarized below.
As a result of the lock-up agreements referred to below and the provisions of Rule 144 and Rule 701, based on the number of shares of our common stock outstanding as of June 11, 2021, the remaining shares of our common stock will generally become available for sale in the public market are as follows:
Approximate Number of Shares	First Date Available for Sale on the Public Markets
40,088,134 shares	181 days after the date of this prospectus, upon expiration of the lock-up agreements referred to below, subject in some cases to applicable volume, manner of sale and other limitations under Rule 144 and Rule 701.
We may issue shares of common stock from time to time as consideration for future acquisitions, investments, or other corporate purposes.
In the event that any such acquisition, investment, or other transaction is significant, the number of shares of common stock that we may issue may in turn be significant. We may also grant registration rights covering those shares of common stock issued in connection with any such acquisition and investment.
In addition, the shares of common stock reserved for future issuance under the 2018 Plan and 2021 Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements, a registration statement under the Securities Act, or an exemption from registration, including Rule 144 and Rule 701.
Rule 144
Under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, and we are current in our Exchange Act reporting at the time of sale, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the 90 days preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreement referred to below, if applicable) without complying with the manner of sale, volume limitations, or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreement referred to below, if applicable).
In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months, are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:
•
1% of the number of shares of common stock then outstanding, which will equal approximately 548,246 shares of common stock immediately upon the closing of this offering (calculated as of June 11, 2021 on the basis of the assumptions described above and assuming no exercise of the underwriter’s option to purchase additional shares and no exercise of outstanding options or warrants subsequent to June 11, 2021); or

•
the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and requirements related to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants, or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 before the effective date of the Registration Statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) and who are not our “affiliates” as defined in Rule 144 during the immediately preceding 90 days, is entitled to rely on Rule 701 to resell such shares beginning 90 days after the date of this prospectus in reliance on Rule 144, but without complying with the notice, manner of sale, public information requirements, or volume limitation provisions of Rule 144. Persons who are our “affiliates” may resell those shares beginning 90 days after the date of this prospectus without compliance with minimum holding period requirements under Rule 144 (subject to the terms of the lock-up agreement referred to below, if applicable).
Lock-up agreements
In connection with this offering, we, our directors, our executive officers, and the holders of substantially all of our common stock, stock options, and other securities convertible into, exercisable or exchangeable for our common stock, have agreed, subject to certain exceptions, with the underwriters not to directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or enter into any hedging, swap or other agreement or transaction that transfers any of the economic consequences of ownership of shares of our common stock, or any options to purchase shares of our common stock, or any securities convertible into or exchangeable for shares of common stock, during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters, and certain other limited exceptions. These agreements are described in the section titled “Underwriting.”
In addition to the restrictions contained in the lock-up agreements described above, we have entered into agreements with certain security holders, including the amended and restated investors’ rights agreement, our standard form of option agreement, our standard form of restricted stock agreement and our standard form of restricted stock purchase agreement, that contain market stand-off provisions or incorporate market stand-off provisions from our equity incentive plan imposing restrictions on the ability of such security holders to offer, sell, or transfer our equity securities for a period of 180 days following the date of this prospectus.
Following the lock-up periods set forth in the agreements described above, and assuming that the representatives of the underwriters do not release any parties from these agreements, all of the shares of our common stock that are restricted securities or are held by our affiliates as of the date of this prospectus will be eligible for sale in the public market in compliance with Rule 144.
Registration rights
Upon the closing of this offering, the holders of up to approximately 40,088,134 million shares of our common stock (which includes all of the shares of common stock issuable upon the automatic conversion of our preferred stock upon the closing of this offering), or their transferees will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up agreements described under “Lock-up agreements” above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration statement registering such shares, except for shares purchased by affiliates.
Following the closing of our initial public offering, we intend to enter into a registration rights agreement with Hercules Capital, Inc. granting Hercules Capital, Inc. rights with respect to the registration of their shares under the Securities Act in connection with the common stock issued in connection with the exercise of warrants to purchase shares of our common stock held by Hercules Capital, Inc.
Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock. The requisite percentage of these stockholders have waived all such stockholders’ rights to notice of this offering and to include their shares of registrable securities in this offering.
See the section titled “Description of capital stock—Registration rights” for additional information. Shares covered by a registration statement will be eligible for sale on the public market upon the expiration or release from the terms of any applicable lock-up agreement.
Equity incentive plans
We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under the 2018 Plan, the 2021 Plan, and the ESPP. Such registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under such registration statement will be available for sale in the open market following its effective date, subject to Rule 144 volume limitations and the lock-up agreements described above, if applicable.

Material U.S. federal income tax consequences to Non-U.S. holders
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our common stock.
This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non- U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
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U.S. expatriates and former citizens or long-term residents of the United States;

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persons subject to the alternative minimum tax;

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persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction, or other integrated investment;

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banks, insurance companies, and other financial institutions;

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brokers, dealers, or traders in securities;

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“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

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partnerships, other entities, or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

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tax-exempt organizations or governmental organizations;

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persons deemed to sell our common stock under the constructive sale provisions of the Code;

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persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

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tax-qualified retirement plans;

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“qualified foreign pension funds” and entities, all of the interests of which are held by qualified foreign pension funds; and

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persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS

TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
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an individual who is a citizen or resident of the United States;

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a corporation or entity treated as a corporation that is created or organized under the laws of the United States, any state thereof, or the District of Columbia;

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an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions
As described in the section titled “Dividend policy,” we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. However, if we make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”
Subject to the discussions below on effectively connected income, backup withholding and the Foreign Account Tax Compliance Act, or FATCA, dividends paid to a Non-U.S. Holder of our common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also generally will be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition
Subject to the discussions below regarding backup withholding and FATCA, a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our common stock unless:
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the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment or fixed base in the United States to which such gain is attributable);

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the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

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our common stock constitutes a U.S. real property interest, or USRPI, by reason of our status as a U.S. real property holding corporation, or USRPHC, for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates. A Non-U.S. Holder that is a corporation also generally will be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on its effectively connected earnings and profits attributable to such gain, as adjusted for certain items.
Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period. If we are a USRPHC and either our common stock is not regularly traded on an established securities market or a Non-U.S. Holder holds more than 5% of our common stock, actually or constructively, during the applicable testing period, such Non-U.S. Holder will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply.
Non-U.S. Holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our common stock will not be subject to backup withholding, provided the holder either certifies its non-U.S. status by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above or the holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS also may be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (commonly referred to as FATCA) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertakes to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies currently to payments of dividends on our common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our common stock on or after January 1, 2021, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

Underwriting
We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, BofA Securities, Inc., SVB Leerink LLC, and Piper Sandler & Co. are acting as joint book-running managers of the offering and representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:
Name	Number of shares of common stock
J.P. Morgan Securities LLC
BofA Securities, Inc.
SVB Leerink LLC
Piper Sandler & Co.
Total	10,550,000
The underwriters are committed to purchase all the shares of common stock offered by us if they purchase any shares of common stock. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.
The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $      per share. After the initial offering of the shares of common stock to the public, if all of the shares of common stock are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares of common stock made outside of the United States may be made by affiliates of the underwriters.
The underwriters have an option to buy up to 1,582,500 additional shares of common stock from us to cover sales of shares of common stock by the underwriters which exceed the number of shares of common stock specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares of common stock. If any shares of common stock are purchased with this option to purchase additional shares of common stock, the underwriters will purchase shares of common stock in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares of common stock on the same terms as those on which the shares of common stock are being offered.
The underwriting fee is equal to the public offering price per common share less the amount paid by the underwriters to us per common share. The underwriting fee is $      per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.
	Without option to purchase additional shares of common stock exercise	With full option to purchase additional shares of common stock exercise
Per Common Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $4.0 million.
A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares of common stock to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations. We have also agreed to reimburse the underwriters for certain of their expenses in an amount of up to $40,000.
Our directors and executive officers, and substantially all of our stockholders (such persons, “lock-up parties”) will enter into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “Restricted Period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities, BofA Securities, Inc., SVB Leerink LLC, and Piper Sandler & Co., (i) offer, pledge, sell, contract to sell, sell any option, or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock of the Company or any securities convertible into or exercisable or exchangeable for common stock (including without limitation, common stock or such other securities which may be deemed to be beneficially owned by the lock-up party in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) (collectively with the common stock, the “Lock-Up Securities”), (ii) enter into any hedging, swap, or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Lock-Up Securities, in cash or otherwise, (iii) make any demand for or exercise any right with respect to the registration of any Lock-Up Securities, or (iv) publicly disclose the intention to do any of the foregoing (and, for the avoidance of doubt, the lock-up party has waived any and all notice requirements and rights with respect to the registration of any securities pursuant to any agreement, instrument, understanding or otherwise, including any stockholders or registration rights agreement or similar agreement, to which the lock-up party is a party or under which the lock-up party is entitled to any right or benefit; provided, however, that such waiver shall apply only to this offering). Each lock-up party has further acknowledged that the foregoing precludes the lock-up party from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (whether by the lock-up party or any other person) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any Lock-Up Securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Lock-Up Securities, in cash or otherwise. Each lock-up party will further confirm that it will furnish the representatives with the details of any transaction the lock-up party, or any of its affiliates, is a party to as of the date hereof, which transaction would have been restricted by the lock-up agreement if it had been entered into by the lock-up party during the Restricted Period.
The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements to be entered into between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfer the lock-up party’s Lock-Up Securities: (i) as a bona fide gift or gifts, or for bona fide estate planning purposes, (ii) by will, other testamentary document or intestacy, (iii) to an immediate family member (as defined in the lock-up agreement) of the lock-up party or any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party, or if the lock-up party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust, (iv) to a partnership, limited liability company, or other entity of which the lock-up party and/or the immediate family of the lock-up party are the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses

(i) through (iv) above, (vi) if the lock-up party is a corporation, partnership, limited liability company, trust, or other business entity, (A) to another corporation, partnership, limited liability company, trust, or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act) of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing or managed by, or under common control with the lock-up party or affiliates of the lock-up party (including, for the avoidance of doubt, where the lock-up party is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (B) as part of a distribution to members, partners, stockholders, or other equity holders of the lock-up party, (vii) by operation of law, such as pursuant to a qualified domestic order, divorce settlement, divorce decree, separation agreement, or other court order, (viii) to the Company from an employee or other service provider of the Company upon death, disability or termination of employment or service, in each case, of such employee or service provider, (ix) in connection with a sale of the lock-up party’s Lock-Up Securities after the closing date of this offering acquired (A) in open market transactions after the closing date of this offering or (B) from the underwriters in this offering; (x) to the Company in connection with the vesting, settlement, or exercise of restricted stock units, options, warrants, or other rights to purchase shares of common stock (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax withholdings and remittance payments due as a result of the vesting, settlement, or exercise of such restricted stock units, options, warrants, or rights, provided that any such shares of common stock received upon such exercise, vesting, or settlement shall be subject to the terms of the lock-up agreement, and provided further that any such restricted stock units, options, warrants, or rights are held by the lock-up party pursuant to an agreement or equity awards granted under a stock incentive plan or other equity award plan, each such agreement or plan which is described in this prospectus, or (xi) pursuant to a bona fide third-party tender offer, merger, consolidation, or other similar transaction that is approved by the Board of Directors of the Company and made to all holders of the Company’s capital stock involving a Change of Control (as defined below) of the Company (for purposes hereof, “Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation, or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons, of shares of capital stock if, after such transfer, such person or group of affiliated persons would hold at least a majority of the outstanding voting securities of the Company (or the surviving entity)); provided that in the event that such tender offer, merger, consolidation, or other similar transaction is not completed, the lock-up party’s Lock-Up Securities shall remain subject to the provisions of the lock-up agreement; provided that (A) in the case of any transfer, distribution, or other distribution pursuant to clause (a)(i), (ii), (iii), (iv), (v), (vi) , and (vii), such transfer shall not involve a disposition for value and each donee, devisee, transferee, or distributee shall execute and deliver to the representatives a lock-up letter in the form of the lock-up agreement, (B) in the case of any transfer or distribution pursuant to clause (a) (i), (ii), (iii), (iv), (v), and (vi), no filing by any party (donor, donee, devisee, transferor, transferee, distributer, or distributee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the Restricted Period referred to above) and (C) in the case of any transfer or distribution pursuant to clause (a)(vii), (viii), (ix) , and (x) it shall be a condition to such transfer that no public filing, report, or announcement shall be voluntarily made and if any filing under Section 16(a) of the Exchange Act, or other public filing, report, or announcement reporting a reduction in beneficial ownership of shares of common stock in connection with such transfer or distribution shall be legally required during the Restricted Period, such filing, report or announcement shall clearly indicate in the footnotes thereto the nature and conditions of such transfer; (b) exercise options, settled restricted stock units, or other equity awards or exercise warrants pursuant to plans described in this prospectus; provided that any Lock-Up Securities received upon such exercise, vesting, or settlement shall be subject to the terms of the lock-up agreement; (c) convert outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of common stock or warrants to acquire shares of common stock; provided that any such shares of common stock or warrants received upon such conversion shall be subject to the terms of the lock-up agreement; and
(d) establish trading plans pursuant to Rule 10b5-1 under the Exchange Act for the transfer or disposition of shares of Lock-Up Securities; provided that (1) such plans do not provide for the transfer of Lock-Up Securities during the Restricted Period and (2) no filing by any party under the Exchange Act or other public announcement shall be required or made voluntarily in connection with such trading plan during the Restricted Period.

J.P. Morgan Securities LLC, BofA Securities, Inc., SVB Leerink LLC, and Piper Sandler & Co., in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.
We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.
We have applied to have our shares of common stock approved for listing on Nasdaq under the symbol “IPSC”.
In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the shares of common stock while this offering is in progress. These stabilizing transactions may include making short sales of shares of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares of common stock referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares of common stock, in whole or in part, or by purchasing shares of common stock in the open market. In making this determination, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market compared to the price at which the underwriters may purchase shares of common stock through the option to purchase additional shares of common stock. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares of common stock in the open market to cover the position.
The underwriters have advised us that, pursuant to Regulation M of the Securities Act, they may also engage in other activities that stabilize, maintain, or otherwise affect the price of the shares of common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase shares of common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares of common stock as part of this offering to repay the underwriting discount received by them.
These activities may have the effect of raising or maintaining the market price of the shares of common stock or preventing or retarding a decline in the market price of the shares of common stock, and, as a result, the price of the shares of common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on Nasdaq, in the over-the-counter market or otherwise.
Prior to this offering, there has been no public market for our shares of common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:
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the information set forth in this prospectus and otherwise available to the representatives;

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our prospects and the history and prospects for the industry in which we compete;

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an assessment of our management;

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our prospects for future earnings;

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the general condition of the securities markets at the time of this offering;

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the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

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other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our shares of common stock, or that the shares of common stock will trade in the public market at or above the initial public offering price.
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking, and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.
Notice to prospective investors in the European Economic Area
In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares of our common stock have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares of our common stock which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
a) to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
b) to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or
c) in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares of common stock shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
Each person in a Relevant State who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.
In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
Notice to prospective investors in the United Kingdom
In relation to the United Kingdom (“UK”), no shares of our common stock have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the shares of common stock which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of shares of common stock may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:
a) to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;
b) to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or
c) at any time in other circumstances falling within section 86 of the FSMA, provided that no such offer of shares of common stock shall require the Issuer or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
Each person in the UK who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.
In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.
The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our common stock, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.
This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or FSMA, in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.
Notice to prospective investors in Canada
The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Notice to prospective investors in Switzerland
The shares of common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares of common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, or FINMA, and the offer of shares of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares of common stock.
Notice to prospective investors in Hong Kong
The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong), or SFO, of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong), or CO, or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Notice to prospective investors in Singapore
Each joint book-running manager has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each joint book-running manager has represented and agreed that it has not offered or sold any shares of common stock or caused the shares of common stock to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares of common stock or cause the shares of common stock to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock, whether directly or indirectly, to any person in Singapore other than:
(a) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the SFA) pursuant to Section 274 of the SFA;
(b) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or
(c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
(d) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(e) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities, or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:
(i) to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(ii) where no consideration is or will be given for the transfer;
(iii) where the transfer is by operation of law;
(iv) as specified in Section 276(7) of the SFA; or
(v) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.
Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of common stock, we have determined, and hereby notify all relevant persons (as defined in Section 309A(1) of the SFA), that the shares of common stock are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to prospective investors in Japan
The shares of common stock have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares of common stock nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Notice to prospective investors in the United Arab Emirates
The shares of common stock have not been, and are not being, publicly offered, sold, promoted, or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering, and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, or the Dubai Financial Services Authority.
Notice to prospective investors in Israel
In the State of Israel this prospectus shall not be regarded as an offer to the public to purchase shares of common stock under the Israeli Securities Law, 5728—1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728-1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions, or the Addressed Investors; or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728—1968, subject to certain conditions, or the “Qualified Investors”. The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. We have not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728—1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our shares of common stock to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.
Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728—1968. In particular, we may request, as a condition to be offered shares of common stock, that Qualified Investors will each represent, warrant and certify to us and/or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728—1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728—1968 and the regulations promulgated thereunder in connection with the offer to be issued shares of common stock; (iv) that the shares of common stock that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728—1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728—1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

Notice to prospective investors in Australia
This prospectus:
(i) does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth), or the Corporations Act;
(j) has not been, and will not be, lodged with the Australian Securities and Investments Commission, or ASIC, as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and
(k) may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act, or Exempt Investors.
The shares of common stock may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares of common stock may be issued, and no draft or definitive offering memorandum, advertisement, or other offering material relating to any shares of common stock may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares of common stock, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares of common stock under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares of common stock you undertake to us that you will not, for a period of 12 months from the date of issue of the shares of common stock, offer, transfer, assign, or otherwise alienate those shares of common stock to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Notice to prospective investors in China
This prospectus will not be circulated or distributed in the PRC and the shares of common stock will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.
Notice to prospective investors in Korea
The shares of common stock have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder, or the FSCMA, and the shares of common stock have been and will be offered in Korea as a private placement under the FSCMA. None of the shares of common stock may be offered, sold, or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder, or FETL. Furthermore, the purchaser of the shares of common stock shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares of common stock. By the purchase of the shares of common stock, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares of common stock pursuant to the applicable laws and regulations of Korea.
Notice to prospective investors in Saudi Arabia
This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority, or

CMA, pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended, or the CMA Regulations. The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.
Notice to prospective investors in the Dubai International Financial Centre (DIFC)
This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority, or DFSA. This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document, you should consult an authorized financial advisor.
In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.
Notice to prospective investors in Bermuda
Shares of common stock may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Legal matters
The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Troutman Pepper Hamilton Sanders LLP. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP.

Experts
The consolidated financial statements of Century Therapeutics, Inc. and subsidiary at December 31, 2020 and 2019 (Successor), and for the year ended December 31, 2020 (Successor), the period June 21, 2019 through December 31, 2019 (Predecessor), and January 1, 2019 through June 20, 2019 (Predecessor), appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Where you can find additional information
We have filed with the SEC this Registration Statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of common stock being offered by this prospectus. This prospectus, which constitutes part of the Registration Statement, does not contain all of the information in the Registration Statement and its exhibits. For further information with respect to us and the common stock offered by this prospectus, we refer you to the Registration Statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the Registration Statement. Each of these statements is qualified in all respects by this reference.
You may read our SEC filings, including this Registration Statement, over the Internet at the SEC’s website at www.sec.gov. Upon the closing of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements, and other information with the SEC. These reports, proxy statements and other information will be available for review at the SEC’s website referred to above. We also maintain a website at www.centurytx.com, at which, following the closing of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or accessible through our website is not a part of this prospectus or the Registration Statement of which it forms a part, and the inclusion of our website address in this prospectus is an inactive textual reference only. You should not consider the contents of our website in making an investment decision with respect to our common stock.

Century Therapeutics, Inc. and Subsidiary

As of and for the years ended December 31, 2020 and 2019

Report of Independent Registered Public Accounting Firm on consolidated financial statements as of
December 31, 2020 and 2019 (successor), for the year ended December 31, 2020 (successor), for the period from June 21, 2019 through December 31, 2019 (successor) and for the period from January 1,
2019 through June 20, 2019 (predecessor)
F-2
Consolidated financial statements
Consolidated balance sheets as of December 31, 2020 (successor) and December 31, 2019(successor)	F-3

Consolidated statements of operations and comprehensive loss for the year ended December 31, 2020 (successor), and the periods June 21, 2019 through December 31, 2019 (successor) and January 1, 2019 through June 20, 2019 (predecessor)
F-4

Consolidated statements of changes in convertible preferred stock and stockholders’ deficit for the year ended December 31, 2020 (successor), the periods June 21, 2019 through December 31, 2019 (successor) and January 1, 2019 through June 20, 2019 (predecessor)
F-5

Consolidated statements of cash flows for the year ended December 31, 2020 (successor), the periods June 21, 2019 through December 31, 2019 (successor) and January 1, 2019 through June 20, 2019 (predecessor)
F-6
Notes to consolidated financial statements	F-7

Report of independent registered public accounting firm
To the Stockholders and the Board of Directors of
Century Therapeutics, Inc.
Opinion on the financial statements
We have audited the accompanying consolidated balance sheets of Century Therapeutics, Inc. and subsidiary (the Company) as of December 31, 2020 and 2019 (Successor), the related consolidated statements of operations and comprehensive loss, changes in convertible preferred stock and stockholders’ deficit and cash flows for the year ended December 31, 2020 (Successor), the period June 21, 2019 through December 31, 2019 (Successor) and the period January 1, 2019 through June 20, 2019 (Predecessor), and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019 (Successor), and the results of its operations and its cash flows for the year ended December 31, 2020 (Successor), the period June 21, 2019 through December 31, 2019 (Successor) and the period January 1, 2019 through June 20, 2019 (Predecessor), in conformity with U.S. generally accepted accounting principles.
Adoption of new accounting standard
As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for leases in 2020 due to the adoption of Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), and related amendments.
Basis for opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2019.
Philadelphia, Pennsylvania
May 5, 2021, except for the reverse stock split described in Note 2, as to which the date is June 14, 2021

Century Therapeutics, Inc. and Subsidiary
Consolidated balance sheets
(In thousands, except share amounts)
	Successor
	December 31, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	$27,211	$44,064
Short-term investments	48,542	37,475
Escrow deposits, current	783	—
Prepaid expenses and other current assets	2,261	2,583
Total current assets	78,797	84,122
Property and equipment, net	15,385	2,488
Operating lease right-of-use asset, net	9,392	—
Restricted cash	517	—
Escrow deposits, non-current	723	—
Long-term investments	1,053	4,080
Security deposits	909	206
Total assets	$106,776	$90,896
Liabilities, convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$8,082	$1,548
Accrued expenses and other liabilities	4,030	1,446
Total current liabilities	12,112	2,994
Operating lease liability, long-term	11,679	—
Long-term debt, net	9,636	—
Total liabilities	33,427	2,994
Commitments and contingencies (Note 11)
Non-cumulative convertible preferred stock, Series A, $0.0001 par value, 35,000,000 shares authorized, issued and outstanding at December 31, 2020 and 2019	34,922	34,922
Non-cumulative convertible preferred stock, Series B, $0.0001 par value, 26,143,790 shares authorized, issued and outstanding at December 31, 2020 and 2019	144,839	144,839
Stockholders' deficit
Common stock, $0.0001 par value, 125,236,190 shares authorized; 7,481,861 shares issued and outstanding at December 31, 2020 and 2019	1	1
Additional paid-in capital	217,832	216,910
Subscription receivable	(31,900)	(70,000)
Accumulated deficit	(292,342)	(238,767)
Accumulated other comprehensive loss	(3)	(3)
Total stockholders’ deficit	(106,412)	(91,859)
Total liabilities, convertible preferred stock and stockholders’ deficit	$106,776	$90,896

See accompanying notes to the consolidated financial statements.

Century Therapeutics, Inc. and Subsidiary
Consolidated statements of operations and comprehensive loss
(In thousands, except share and per share amounts)
	Successor		Predecessor
	For the Year Ended December 31, 2020	For the period June 21, 2019 through December 31, 2019	For the period January 1, 2019 through June 20, 2019
Operating expenses
Research and development	$39,681	$10,107	$4,159
General and administrative	9,495	3,622	2,145
Write off of in-process research and development asset	4,722	225,946	—
Total operating expenses	53,898	239,675	6,304
Loss from operations	(53,898)	(239,675)	(6,304)
Interest expense	(381)	—	—
Other income, net	704	908	302
Net loss	$(53,575)	$(238,767)	$(6,002)
Net loss per common share Basic and Diluted	$(7.16)	$(31.91)	$(1.00)
Weighted average common shares outstanding Basic and Diluted	7,481,861	7,481,861	5,973,228
Other comprehensive loss
Net loss	$(53,575)	$(238,767)	$(6,002)
Unrealized gain (loss) on short-term investments	8	(3)	—
Foreign currency translation adjustment	(8)	—	—
Comprehensive loss	$(53,575)	$(238,770)	$(6,002)

See accompanying notes to the consolidated financial statements.

Century Therapeutics, Inc. and Subsidiary
Consolidated statements of changes in convertible preferred stock and stockholders’ deficit
For the year ended December 31, 2020 (Successor), the periods
June 21, 2019 through December 31, 2019 (Successor) and
January 1, 2019 through June 20, 2019 (Predecessor)
(In thousands, except unit and share amounts)
	Predecessor		Successor
	Preferred Stock		Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Predecessor		Successor				Additional Paid-In Capital	Subscription Receivable	Predecessor	Successor	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount	Common Stock	Amount	Common Units	Amount	Common Stock	Amount			Accumulated Deficit	Accumulated Deficit
Balance, December 31, 2018, Predecessor	35,000,000	$34,922	—	$—	—	$—	5,961,607	$1	—	$—	—	$—	$154	$—	$(1,894)	$—	$—	$(1,739)
Issuance of common stock	—	—	—	—	—	—	23,241	—	—	—	—	—	—	—	—	—	—	—
Stock based compensation expense	—	—	—	—	—	—	—	—	—	—	—	—	14	—	—	—	—	14
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(6,002)	—	—	(6,002)
Balance, June 20, 2019, Predecessor	35,000,000	$34,922	—	$—	—	$—	5,984,848	$1	—	$—	—	$—	$168	$—	$(7,896)	$—	$—	$(7,727)
Balance, June 21, 2019, Successor	—	$—	—	$—	—	$—	—	$—	—	$—	—	$—	$—	$—	$—	$—	$—	$—
Issuance of common units for cash, net of equity issuance costs	—	—	—	—	—	—	—	—	26,143,790	144,839	—	—	—	(70,000)	—	—	—	74,839
Issuance of common units for acquired assets, net of equity issuance costs	—	—	—	—	—	—	—	—	67,226,891	251,700	—	—	—	—	—	—	—	251,700
Cancellation of LLC Units (Note 2)	—	—	—	—	—	—	—	—	(93,370,681)	(396,539)	—	—	—	—	—	—	—	(396,539)
Capital restructuring (Note 2)	—	—	35,000,000	34,922	26,143,790	144,839	—	—	—	—	7,481,861	1	216,777	—	—	—	—	216,778
Unrealized loss on short-term investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(3)	(3)
Stock based compensation	—	—	—	—	—	—	—	—	—	—	—	—	133	—	—	—	—	133
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(238,767)	—	(238,767)
Balance, December 31, 2019	—	—	35,000,000	34,922	26,143,790	144,839	—	—	—	—	7,481,861	1	216,910	(70,000)	—	(238,767)	(3)	(91,859)
Receipt of subscription receivable	—	—	—	—	—	—	—	—	—	—	—	—	—	38,100	—	—	—	38,100
Unrealized gain on short-term investments	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	8	8
Warrants on long term debt	—	—	—	—	—	—	—	—	—	—	—	—	46	—	—	—	—	46
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(8)	(8)
Stock based compensation	—	—	—	—	—	—	—	—	—	—	—	—	876	—	—	—	—	876
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(53,575)	—	(53,575)
Balance, December 31, 2020, Successor	—	$—	35,000,000	$34,922	26,143,790	$144,839	—	$—	—	$—	7,481,861	$1	$217,832	$(31,900)	$—	$(292,342)	$(3)	$(106,412)

See accompanying notes to the consolidated financial statements.

Century Therapeutics, Inc. and Subsidiary
Consolidated statements of cash flows
(In thousands)
	Successor		Predecessor
	For the year ended December 31, 2020	For the period June 21, 2019 to December 31, 2019	For the period January 1, 2019 to June 20, 2019
Cash flows from operating activities
Net loss	$(53,575)	$(238,767)	$(6,002)
Adjustments to reconcile net loss to net cash used in operating activities:
Write off of in-process research and development asset	4,722	225,946	—
Depreciation	1,402	179	70
Amortization of deferred financing cost	92	—	—
Non-cash operating lease expense	352	—	—
Stock based compensation	876	133	14
Change in operating assets and liabilities:
Escrow deposit	(1,506)	—	—
Prepaid expenses and other assets	(203)	(969)	832
Operating lease liability	2,175	—	—
Accounts payable	2,062	1,548	(315)
Accrued expenses and other liabilities	2,334	162	1,001
Net cash used in operating activities	(41,269)	(11,768)	(4,400)
Cash flows from investing activities
Acquisition of property and equipment	(9,825)	(1,633)	(827)
Payments for purchase of fixed maturity securities, available for sale	(49,860)	(41,540)	—
Asset acquisition, net of cash acquired	(4,722)	24,166	—
Sale of fixed maturity securities, available for sale	41,650	—	—
Net cash used in investing activities	(22,757)	(19,007)	(827)
Cash flows from financing activities
Proceeds from long-term debt and warrants, net	9,734	—	—
Payments of deferred financing cost	(144)
Proceeds from subscription receivable	38,100	—	—
Proceeds from issuance of common units	—	74,839	—
Net cash provided by financing activities	47,690	74,839	—
Net (decrease) increase in cash, cash equivalents, and restricted cash	(16,336)	44,064	(5,227)
Cash, cash equivalents and restricted cash, beginning of period	44,064	—	31,424
Cash, cash equivalents and restricted cash, end of period	$27,728	$44,064	$26,197
Supplemental disclosure of cash and non-cash operating activities:
Cash paid for interest	$207	$—	$—
Supplemental disclosure of non-cash investing and financing activities:
Issuance of common units in exchange for asset acquisition	$—	$251,700	$—
Purchase of property and equipment, accrued and unpaid	$4,472	$—	$—

See accompanying notes to the consolidated financial statements.

Century Therapeutics, Inc. and Subsidiary
Notes to the consolidated financial statements
December 31, 2020 and 2019
(In thousands, except unit, share and per share amounts)
Note 1—Organization and description of the business
Century Therapeutics, Inc. (“Prior Century” or “Predecessor”), was incorporated in the state of Delaware on March 5, 2018. Since inception, Prior Century has devoted substantially all of its time and efforts to performing research and development activities and raising capital.
On June 5, 2019, Century Therapeutics, LLC (the “Company” or “Successor”) was formed by Prior Century and entered into an LLC Agreement (“Agreement”). On June 21, 2019, Prior Century, through the execution of a commitment agreement and other transaction documents (altogether the “Commitment Agreement”) with Bayer Health, LLC (“Bayer”), financed the creation of the Company and amended the Agreement to account for the provisions in the Commitment Agreement that outlined the rights, obligations, and capital contributions of both Bayer and Prior Century in accordance with the newly executed and amended Agreement and related Commitment Agreement (the “Transaction”). The Transaction resulted in Prior Century contributing substantially all of its assets, liabilities, and operations in exchange for a retained 72% equity interest in the Company. Subsequent to June 21, 2019, Prior Century has no significant operations and accounts for its interest in the Company under the equity method of accounting.
As discussed in Note 17, Subsequent Events, on February 25, 2021, the Company converted from a Delaware limited liability company to a Delaware corporation, and changed its name to “CenturyTx, Inc.” Upon completion of this conversion, Prior Century merged with and into CenturyTx, Inc., with CenturyTx, Inc. as the surviving entity and CenturyTx, Inc. changed its name to “Century Therapeutics, Inc.” In connection with this merger, the holders of equity interests in Prior Century received equivalent equity interests in Century Therapeutics, Inc.
In June 2020, the Company formed Century Therapeutics Canada ULC (“Century Canada”), a wholly owned subsidiary, to acquire the assets of Empirica Therapeutics, Inc. (“Empirica”).
The Company’s headquarters are located in Philadelphia, Pennsylvania. Prior to the conversion of the Company from an LLC to a Delaware corporation noted above, the Company’s capital structure was comprised of common limited liability membership interests, issued in the form of a single class of common units, with no stated limit to a members’ liability or a finite life to the Company.
Principles of Consolidation
The consolidated financial statements include the consolidated financial position and consolidated results of operations of the Company and Century Canada. All intercompany balances and transactions have been eliminated in consolidation.
Going concern and liquidity
The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has limited operating history and its prospects are subject to risks, expenses, and uncertainties frequently encountered by companies in the pharmaceutical industry. These risks include, but are not limited to, the uncertainty of availability of additional financing and the uncertainty of achieving future profitability.
Since inception, both the Company and Prior Century have incurred net losses and negative cash flows from operations. During the Successor year ended December 31, 2020, the Company incurred a net loss of $53,575 and used $41,269 of cash for operations. During the Successor period June 21, 2019 through December 31, 2019, the Company incurred a net loss of $238,767 and used $11,768 of cash for operations. During the Predecessor period January 1, 2019 through June 20, 2019, Prior Century incurred a net loss of $6,002 and used $4,400 of cash for operations. Management expects to incur additional losses in the future to fund its operations and conduct product research and development and recognizes the need to raise additional capital to fully implement its business plan. As further described in Note 3, the Company obtained a cash capital commitment from Bayer totaling $215,000, from which net proceeds of $74,839 were received in June 2019, $38,100 were received in November 2020 and $31,900 were received in January 2021. Bayer has no continuing obligation to invest any additional amounts under its commitment, which terminated on February 25, 2021. As further described in Note 9, the Company entered into a Loan Agreement pursuant to which it received net proceeds of $9,734 in September 2020. As described in Note 16, in February 2021 the Company issued shares of Series C Preferred Stock (“Series C preferred”) resulting in gross proceeds of $160,000. The Company believes it has adequate cash and financial resources to operate for at-least the next 12 months from the date of issuance of these consolidated financial statements.
Note 2—Summary of significant accounting policies and basis of presentation
Basis of presentation
The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), which contemplate the continued existence of the Company. Since commencing principal activities, the Company has been engaged primarily in research and development activities and raising capital.
Merger and capital restructuring
Upon the conversion of the LLC to a corporation and the merger of the newly converted corporation with Prior Century, the existing capital structure of the LLC was restructured with no consideration transferred. In accordance with ASC 505-10-S99-4, such a restructuring requires retroactive effect within the balance sheets presented as the restructuring was affected after the balance sheet date but prior to the effective date of this Registration Statement. As such, the Company retroactively adjusted its consolidated balance sheets to cancel the existing LLC units and give effect to their conversion into capital stock of the Company as if those effects happened at the beginning of the successor period, June 21, 2019. See Note 10 for further information on the Company’s capital restructuring.
Reverse Stock Split
In June 2021, the Company’s Board of Directors approved an amendment to the Company’s amended and restated certificate of incorporation to effect a 2.5161-for-1 reverse stock split of the Company’s common stock, which was effected on June 11, 2021. Stockholders entitled to fractional shares as a result of the reverse stock split will receive a cash payment in lieu of receiving fractional shares. The par value of the common stock was not adjusted as a result of the reverse stock split. Shares of common stock underlying outstanding stock options and other equity instruments were proportionately reduced and the respective exercise prices, if applicable, were proportionately increased in accordance with the terms of the appropriate securities agreements. Shares of common stock reserved for issuance upon the conversion of our convertible preferred stock were proportionately reduced and the respective conversion prices were proportionately increased. All common share and per share data have been retrospectively revised to reflect the reverse stock split.
Segment information
Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions on how to allocate resources and assess performance. The Company views its operations and manages the business as one operating segment.

Use of estimates
The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Estimates and assumptions are primarily made in relation to the valuations supporting stock compensation and the estimation of the incremental borrowing rate for operating leases. If actual results differ from the Company’s estimates, or to the extent these estimates are adjusted in future periods, the Company’s results of operations could either benefit from, or be adversely affected by, any such change in estimate.
Concentration of credit risk and other risks and uncertainties
Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist of cash, cash equivalents, U.S. Treasury bills and bonds, as well as corporate bonds. Cash and cash equivalents, as well as short and long-term investments include a checking account and asset management accounts held by a limited number of financial institutions. At times, such deposits may be in excess of insured limits. As of December 31, 2020 and 2019, the Company has not experienced any losses on its deposits of cash and cash equivalents.
The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, rapid technological change, uncertainty of market acceptance of its products, competition from substitute products and larger companies, protection of proprietary technology, strategic relationships, and dependence on key individuals.
Products developed by the Company require clearances from the U.S. Food and Drug Administration or other international regulatory agencies prior to commercial sales. There can be no assurance the Company’s future products will receive the necessary clearances. If the Company was denied clearance, clearance was delayed, or if the Company was unable to maintain clearance, it could have a material adverse impact on the Company.
In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a “Public Health Emergency of International Concern,” which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The COVID-19 outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The Company continues to monitor the impact of the COVID-19 outbreak closely. The extent to which the COVID-19 outbreak will impact its operations or financial results is uncertain.
Deferred financing costs
Deferred financing costs represent costs incurred in connection with the issuance of debt instruments and equity financings. Deferred financing costs related to the issuance of debt are amortized over the term of the financing instrument using the effective interest method and are presented in the consolidated balance sheets as an offset against the related debt. Offering costs from equity financings are netted against the gross proceeds received from the equity financings.
Fair value of financial instruments
The Company discloses and recognizes the fair value of its assets and liabilities using a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:
Level 1
Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2
Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3
Inputs are unobservable in which there is little or no market data available, which require the reporting entity to develop its own assumptions that are unobservable.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.
Cash and cash equivalents
Management considers all highly liquid investments with an insignificant interest rate risk and original maturities of three months or less to be cash equivalents.
Restricted cash
As of December 31, 2020, the Company has $517 in cash on deposit to secure certain lease commitments. Restricted cash is recorded separately in the Company’s consolidated balance sheets.
The following provides a reconciliation of the Company’s cash, cash equivalents, and restricted cash as reported in the consolidated balance sheets to the amounts reported in the consolidated statements of cash flows:
	Successor
	December 31, 2020	December 31, 2019
Cash and cash equivalents	$27,211	$44,064
Restricted cash	517	—
Cash, cash equivalents, and restricted cash	$27,728	$44,064
Fixed maturity securities
The Company invests in fixed maturity securities including U.S. Treasury bills and bonds as well as corporate bonds. The investments are classified as available-for-sale and reported at fair value. Unrealized gains or losses are determined by comparing the fair market value of the securities with their cost or amortized cost. Realized gains and losses on investments are recorded on the trade date and are included in the statement of operations. The cost of securities sold is based on the specified identification method. Investment income is recognized as earned and discounts or premiums arising from the purchase of debt securities are recognized in investment income using the interest method over the remaining term of the security. Securities with an original maturity date greater than three months that mature within one year of the balance sheet date are classified as short-term, while investments with a maturity date greater than one year are classified as long-term.
Property and equipment, net
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is generally five years. Leasehold improvements are amortized over the shorter of the asset’s useful life or the remaining term of the lease.
Expenditures for major additions and improvements are capitalized, while minor replacements, maintenance, and repairs are charged to expense as incurred. When property is retired or otherwise disposed of, the costs and accumulated depreciation are removed from the respective accounts, with any resulting gain or loss recognized concurrently.

Research and development expenses
Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, payroll taxes, employee benefits, stock compensation, materials, supplies, rent, depreciation on and maintenance of research equipment, and the cost of services provided by outside contractors. All costs associated with research and development are expensed as incurred.
Stock-based compensation
Employees and members of the board of managers of the Company have received stock options and restricted stock of Prior Century. The Company recognizes the cost of the stock-based compensation incurred by Prior Century on its behalf as its employees and board members vest in the awards. Prior Century accounts for stock-based compensation arrangements in accordance with provisions of Accounting Standards Codification (“ASC”) 718, Compensation—Stock Compensation. ASC 718 requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options. ASC 718 requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. Prior Century uses the Black-Scholes option-pricing model (“Black Scholes”) to determine the fair value of options granted. Prior Century’s stock-based awards are subject to service-based vesting conditions and performance-based vesting conditions. Compensation expense related to awards to employees and directors with service-based vesting conditions is recognized on a straight-line basis based on the grant date fair value over the associated service period of the award, which is generally the vesting term. For performance-based awards, the Company reassesses at each reporting date whether achievement of the performance condition is probable and accrues compensation expense if and when achievement of the performance condition is probable.
Black-Scholes requires inputs based on certain subjective assumptions, including (i) the expected stock price volatility, (ii) the expected term of the award, (iii) the risk-free interest rate and (iv) expected dividends. Due to the lack of a public market for Prior Century’s common stock and lack of company-specific historical and implied volatility data, Prior Century has based its computation of expected volatility on the historical volatility of a representative group of public companies with similar characteristics to Prior Century, including stage of product development and life science industry focus. The historical volatility is calculated based on a period of time commensurate with expected term assumption. Prior Century uses the simplified method to calculate the expected term for options granted to employees and board members whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the options due to its lack of sufficient historical data. The risk-free interest rate is based on U.S. Treasury securities with a maturity date commensurate with the expected term of the associated award. The expected dividend yield is assumed to be zero as Prior Century has never paid dividends and has no current plans to pay any dividends on its common stock. Forfeitures are recognized as they occur.
Due to the absence of an active market for Prior Century’s common stock, Prior Century utilized methodologies in accordance with the framework of the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, to estimate the fair value of its common stock. In determining the exercise prices for options granted, Prior Century has considered the estimated fair value of the common stock as of the measurement date. The estimated fair value of the common stock has been determined at each grant date based upon a variety of factors, including the illiquid nature of the common stock, arm’s-length sales of the common stock, the effect of the rights and preferences of the preferred shareholders, and the prospects of a liquidity event. Among other factors are Prior Century’s financial position and historical financial performance, the status of technological developments within Prior Century’s research, the composition and ability of the current research and management team, an evaluation or benchmark of Prior Century’s competition, and the current business climate in the marketplace. Significant changes to the key assumptions underlying the factors used could result in different fair values of common stock at each valuation date.
Warrants
The Company has issued warrants that have been recognized as equity, and the fair value is recorded into additional paid-in capital in the accompanying consolidated balance sheets. Warrants are accounted for in accordance with applicable accounting guidance provided in ASC Topic 815, Derivatives and Hedging—Contracts in Entity’s Own Equity, as either derivative liabilities or as equity instruments depending on the specific terms of the warrant agreement. The Company’s warrants issued in connection with its long-term debt are equity classified on the accompanying consolidated balance sheets. Equity classified warrants are accounted for at fair value on the issuance date, using Black Scholes, with no changes in fair value recognized after the issuance date.
Non-cumulative convertible preferred stock
The Company’s non-cumulative convertible preferred stock is classified outside of stockholders’ deficit because the shares contain deemed liquidation rights that are a contingent redemption feature not solely within the control of the Company. The Company’s policy is not to accrete the carrying value and related issuance costs of the non-cumulative convertible preferred stock to its redemption value until it is probable that the security will become redeemable.
Net loss per common share
Our basic and diluted net loss per common share is calculated by dividing the net loss by the weighted average number of shares of common shares outstanding during the periods presented. Stock options, restricted stock, stock purchase warrants and preferred stock are included in the diluted earnings per share calculations, unless the effects are anti-dilutive.
Foreign currency translation
The reporting currency of the Company is the U.S. dollar. The functional currency of Century Canada is the Canadian dollar. Assets and liabilities of Century Canada are translated into U.S. dollars based on exchange rates at the end of each reporting period. Expenses are translated at average exchange rates during the reporting period. Gains and losses arising from the translation of assets and liabilities are included as a component of accumulated other comprehensive loss or income on the company’s consolidated balance sheets. Gains and losses resulting from foreign currency transactions are reflected within the Company’s consolidated statements of operations and comprehensive loss. The Company has not utilized any foreign currency hedging strategies to mitigate the effect of its foreign currency exposure.
Intercompany payables and receivables are considered to be long-term in nature and any change in balance due to foreign currency fluctuation is included as a component of the Company’s consolidated comprehensive loss and accumulated other comprehensive loss within the Company’s consolidated balance sheets.
Income taxes
The Company was organized as a limited liability company until February 25, 2021, which is considered a passthrough entity for federal and state income tax purposes. As such, any taxable income or loss realized by the Company is allocated to the Members’ in accordance with their respective membership interest and reported on their individual tax returns. Therefore, no provisions or liability for income taxes is necessary in the accompanying consolidated financial statements. Prior Century was a C-Corporation in the predecessor period and had losses of $6,002 and a full valuation allowance as realization of the related tax benefits was not more likely than not.
The Company records uncertain tax positions as liabilities in accordance with ASC 740 and adjusts these liabilities when judgment changes as a result of the evaluation of new information not previously available. Because of the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the unrecognized tax benefit liabilities. These differences will be reflected as increases or decreases to income tax expense in the period in which new information is available. As of December 31, 2020 and 2019, the Company has not recorded any uncertain tax positions in its consolidated financial statements.

The Company recognizes interest and penalties related to unrecognized tax benefits on the income tax expense line in the accompanying statement of operations. As of December 31, 2020 and 2019, no accrued interest or penalties are recorded in the consolidated balance sheets.
Recent accounting pronouncements
Recently Adopted Accounting Pronouncements
In March 2020, the Financial Accounting Standards Board (“FASB”) issued ASU 2020-03, “Codification Improvements to Financial Instruments” (“ASU 2020-03”). ASU 2020-03 improves and clarifies various financial instruments topics. ASU 2020-03 includes seven different issues that describe the areas of improvement and the related amendments to U.S. GAAP, intended to make the standards easier to understand and apply by eliminating inconsistencies and providing clarifications. The Company adopted ASU 2020-03, effective January 1, 2020, which did not have a material effect on the Company’s consolidated financial statements.
In February 2016, the FASB issued ASU 2016-02 Leases (ASC 842). In July 2018, the FASB issued ASU No. 2018-10, “Codification Improvements to Topic 842, Leases” (ASU 2018-10), which provides narrow amendments to clarify how to apply certain aspects of the new lease standard, and ASU No. 2018-11, “Leases (Topic 842)—Targeted Improvements” (ASU 2018-11), which addressed implementation issues related to the new lease standard. These and certain other lease-related ASUs have generally been codified in ASC 842. ASC 842 supersedes the lease accounting requirements in Topic 840, Leases. ASC 842 establishes a right-of-use model that requires a lessee to record a right-of-use (“ROU”) asset and a lease liability on the balance sheet for all leases. Under ASC 842, leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The standard also requires disclosures to help investors and other financial statement users better understand the amount, timing and uncertainty of cash flows arising from leases. The Company adopted ASC 842 on January 1, 2020 using the modified retrospective transition method. Prior period results continue to be presented under ASC 840 based on the accounting standards originally in effect for such periods.
The Company has elected certain practical expedients permitted under the transition guidance within ASC 842 to leases that commenced before January 1, 2020, including the package of practical expedients. The election of the package of practical expedients resulted in the Company not reassessing prior conclusions under ASC 840 related to lease identification, lease classification and initial direct costs for expired and existing leases prior to January 1, 2020. The Company also elected the practical expedient to not record short-term leases on its consolidated balance sheet and to combine lease and non-lease components into a single lease component when measuring its leases. The adoption of ASU 2016-02 did not have a significant impact on the Company’s consolidated results of operations or cash flows. Upon adoption, the Company did not recognize a ROU asset and lease liability as no leases with an original term greater than 12 months commenced prior to January 1, 2020. For the Successor period ended December 31, 2020, the initial ROU asset and lease liability recognized was $9,735.
Recent Accounting Pronouncements
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which eliminates, adds, and modifies certain disclosure requirements for fair value measurements. ASU 2018-13 is effective for the Company for fiscal years beginning after December 15, 2020, and earlier adoption is permitted. The Company adopted ASU 2018-13, effective January 1, 2021, which did not have a material effect on the Company’s consolidated financial statements.
In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible debt instruments and convertible preferred stock by reducing the number of accounting models and the number of embedded conversion features that could be recognized separately from the primary contract. The update also requires the application of the if-converted method to calculate the impact of convertible instruments on diluted earnings per share. The new guidance is effective for annual periods beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. This update can be adopted on either a fully retrospective or a modified retrospective basis. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the consolidated financial statements.
In October 2020, the FASB issued ASU No. 2020-08, Codification Improvements to Subtopic 310-20, Receivables—Nonrefundable Fees and Other Costs (“ASU 2020-08”), and ASU No. 2020-10, Codification Improvements (“ASU 2020-10”). ASU 2020-08 and ASU 2020-10 provide changes to clarify or improve existing guidance. This guidance is effective for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is not permitted. The Company is currently evaluating the impact that ASU 2020-08 and ASU 2020-10 will have on our consolidated financial statements and disclosures.
Note 3—Initial capitalization
On June 21, 2019, Prior Century and Bayer entered into a Commitment Agreement to initially capitalize the Company. The Commitment Agreement called for capital contributions from Prior Century and Bayer as follows:
Century Capital Contributions
In exchange for issuing 67,226,891 common units to Prior Century, the Company acquired substantially all of Prior Century’s assets, assumed all of its liabilities and assumed the operations of Prior Century.
The Company evaluated the acquisition under the guidance within ASU 2017-01, “Clarifying the Definition of a Business” and concluded that the group of assets acquired did not meet the definition of a business, and, as such, the acquisition was accounted for under the asset acquisition model. The definition of a business was not met because substantially all the fair value of the assets acquired were concentrated in an in-process research and development (“IPR&D”) asset. In an asset acquisition, the total transaction cost is allocated between the acquired identified tangible and intangible assets based on relative fair value.
Total transaction costs for the assets acquired were $252,107, which was the fair value of the equity interests issued to Prior Century, with no additional capitalizable transaction costs. Equity issuance costs related to Prior Century were $407, which were recorded as a reduction to members’ equity. The relative fair value allocation was as follows:
As of June 21, 2019
Cash and cash equivalents	$25,163
IPR&D	225,946
Property and equipment	1,034
Other current assets	578
Other non-current assets	669
Current liabilities	(1,283)
Total	$252,107
Under the asset acquisition model, an entity that acquires IPR&D assets follows the guidance in ASC 730, which requires that both tangible and intangible identifiable research and development assets with no alternative future use be initially allocated a portion of the consideration transferred and then charged to expense at the acquisition date. The IPR&D asset acquired was Prior Century’s comprehensive allogeneic cell therapy platform. As the IPR&D asset has no alternative future use to the Company, the Company charged $225,946 to expense within its consolidated statements of operations.

The valuation of the equity interests issued to Prior Century was based on an assessment of the total purchase consideration implied by the transaction between Bayer and the Company at the formation of the Company for Bayer’s 28% equity interest. In determining the implied fair value of the Company, the Company first determined whether Bayer received anything incremental to its 28% equity interest in the Company and considered that Bayer received a disproportionate tax benefit given their allocation of 100 percent of the tax losses of the Company until Bayer’s tax basis in the Company is equal to their ownership interest in the equity of the Company, per the terms of the LLC operating agreement. Given this benefit, the Company estimated the fair value of these additional tax savings over the expected period Bayer would receive this disproportionate benefit. After adjusting for the tax benefits Bayer receives, an implied fair value for the Company was estimated at the date the Company was formed which was used to value the equity interests issued to Prior Century.
Bayer Capital Contributions
In accordance with the Commitment Agreement, Bayer agreed to provide an aggregate cash capital contribution of $215,000. The Bayer cash commitment is split into capital contributions of $145,000 (“Tranche 1”) and $70,000 (“Tranche 2”). The funding of Tranche 2 is dependent on certain contingent events and, as a result, is not recorded as a subscription receivable as of December 31, 2020 or 2019. Tranche 2 was eliminated in connection with the Series C preferred financing. See Note 17.
Bayer Rights
In connection with the Commitment Agreement, Bayer was granted approval and veto rights over certain decisions related to the operations of the Company through its manager representation on the Company’s Board of Managers. Prior Century holds similar rights.
Management determined that Prior Century did not retain control of the Company as Prior Century did not have the power to direct the activities of the Company that would most significantly impact its economic performance as a result of the rights provided to Bayer. These rights included, but weren’t limited to, (1) approval rights over the Company’s initial business plan and budget, including the need for the Company to obtain consent from both Bayer and Prior Century to alter the budget prospectively by more than 20 percent. This had the effect of requiring both Bayer and Prior Century to approve the Company’s research and development plan, as the allocation of funds to the research and development plan are determined within the Company’s operating budget. This also included the decision-making around the FCDI collaboration agreement (Note 16) within the research plan; (2) approval rights over hiring and termination decisions of the Company’s Chief Executive Officer, which required consent from both Bayer and Prior Century; and (3) approval rights over equity and debt capital raising decisions. In the event of a disagreement over these decisions, independent mediation is required, providing no tie-breaking authority to Bayer or Prior Century. For the foregoing reasons, Prior Century determined it did not retain control of the Company.
Tranche 1 was funded in exchange for 26,143,790 common units, with $75,000 paid at closing and the remaining $70,000 due upon the Company meeting certain development milestones or in 3 years.
During 2019, the Company received $74,839 from Tranche 1, net of equity issuance costs of $161. The Company accounts for the $70,000 as a subscription receivable, which is recorded as contra-equity within its consolidated statements of members’ equity until received from Bayer.
On June 18, 2020, the Company, Prior Century and Bayer executed an amendment to the Commitment Agreement to modify the terms for the Company to receive the remaining Tranche 1 subscription receivable of $70,000. In November 2020, the Company received proceeds of $38,100 of the Tranche 1 subscription receivable. The remaining $31,900 was received in January 2021. The Commitment Agreement terminated in connection with the Series C Preferred financing, and Bayer has no obligation to invest any additional amounts.
Bayer Option Agreement
As a condition of the Tranche 1 closing, Bayer and Prior Century were required to enter into an Option Agreement, pursuant to which Bayer was provided the right of first refusal to acquire certain products researched and developed by the Company.

Note 4—Asset purchase by Century Therapeutics Canada ULC
On June 9, 2020, Century Canada and the Company entered into an agreement with Empirica, a company focused on the development of adoptive immunotherapies against aggressive and treatment-resistant forms of cancers, including glioblastoma and brain metastasis. Under the terms of the Empirica Agreement, the Company acquired an IPR&D asset. Cash of $4,519 was paid at closing and transaction expenses totaled $203. The Company also deposited $1,506 in escrow (the “Escrow Deposit”). Release of the Escrow Deposit is subject to the terms of a promissory note, which provides for the funds to be released in equal annual installments over a three-year period related to continuing services by certain Empirica shareholders who are employed by the Company. As of December 31, 2020, accrued compensation expense on the promissory note was $282, which is presented within accrued expenses and other liabilities on the consolidated balance sheets.
Total consideration of the asset acquisition was as follows:
June 9, 2020
Cash paid to Sellers at close	$4,516
Seller expenses paid by the Company	3
Buyer transaction expenses	203
Total consideration	$4,722
IPR&D	$4,722
The Company evaluated the acquisition under the guidance within ASU 2017-01, “Clarifying the Definition of a Business” and concluded that the group of assets acquired did not meet the definition of a business, and, as such, the acquisition was accounted for under the asset acquisition model. The definition of a business was not met because substantially all the fair value of the asset acquired was concentrated in an IPR&D asset.
As the IPR&D asset has no alternative future use, the Company charged $4,722 to expense within its consolidated statements of operations for the year ended December 31, 2020.
Note 5—Financial instruments and fair value measurements
The following table sets forth the Company’s assets that were measured at fair value as of December 31, 2020, by level within the fair value hierarchy:
	Level 1	Level 2	Level 3	Total
Cash equivalents	$24,284	—	—	$24,284
U.S. Treasury	9,525	—	—	9,525
Corporate bonds	—	40,070	—	40,070
Total	$33,809	$40,070	$—	$73,879
The following table sets forth the Company’s assets that were measured at fair value as of December 31, 2019, by level within the fair value hierarchy:
	Level 1	Level 2	Level 3	Total
Cash equivalents	$42,010	$—	$—	$42,010
U.S. Treasury	7,612	—	—	7,612
Corporate bonds	—	33,943	—	33,943
Total	$49,622	$33,943	$—	$83,565
There were no transfers between levels during the period ended December 31, 2020 and 2019. The Company uses the services of its investment manager, which uses widely accepted models for assumptions in valuing securities with inputs from major third-party data providers.

The Company classifies all of its investments in fixed maturity debt securities as available-for-sale and, accordingly, are carried at estimated fair value.
The amortized cost, gross unrealized gains and losses, and fair value of investments in fixed maturity securities are as follows as of December 31, 2020:
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury	$9,518	$7	$—	$9,525
Corporate bonds	40,069	8	(7)	40,070
Total	$49,587	$15	$(7)	$49,595
The amortized cost, gross unrealized gains and losses, and fair value of investments in fixed maturity securities are as follows as of December 31, 2019:
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury	$7,612	$1	$(1)	$7,612
Corporate bonds	33,946	3	(6)	33,943
Total	$41,558	$4	$(7)	$41,555
The following table provides the maturities of our fixed maturity available-for-sale securities:
	Successor
	December 31, 2020	December 31, 2019
Less than one year	$48,542	$37,475
One to five years	1,053	4,080
	$49,595	$41,555
The Company has evaluated the unrealized losses on the fixed maturity securities and determined that they are not attributable to credit risk factors. For fixed maturity securities, losses in fair value are viewed as temporary if the fixed maturity security can be held to maturity and it is reasonable to assume that the issuer will be able to service the debt, both as to principal and interest.
Note 6—Prepaid expenses and other current assets
The following is a summary of prepaid expenses and other current assets:
	Successor
	December 31, 2020	December 31, 2019
Research and development	$97	$2,140
Software licenses and other	760	196
Miscellaneous receivables	908	123
Warranties	240	—
Other	256	124
Total prepaid expenses and other current assets	$2,261	$2,583

Note 7—Property and equipment, net
The following is a summary of property and equipment, net:
	Successor
	December 31, 2020	December 31, 2019
Lab equipment	$8,941	$2,633
Leasehold improvements	1,964	34
Construction in progress	5,771	—
Computer software and equipment	214	—
Furniture and fixtures	76	—
Total	16,966	2,667
Less: Accumulated depreciation	(1,581)	(179)
Property and equipment, net	$15,385	$2,488
Depreciation expense was $1,402 and $179 for the Successor period ended December 31, 2020 and the Successor period June 21, 2019 through December 31, 2019, respectively. Depreciation expense for the Predecessor period January 1, 2019 through June 20, 2019 was $70.
Note 8—Accrued expenses and other liabilities
The following is a summary of accrued expenses:
	Successor
	December 31, 2020	December 31, 2019
Payroll and bonuses	$3,132	$1,028
Interest	82	—
Professional and legal fees	524	365
Operating lease liability, current	240	—
Other	52	53
Total accrued expenses and other liabilities	$4,030	$1,446
Note 9—Long-term debt
The following is a summary of the Company’s indebtedness:
Successor
December 31, 2020
Principal	$10,000
Less: Debt discount attributable to warrants, net of accretion	(43)
Less: Unamortized deferred financing cost, net of accretion	(321)
Long-term debt, net	$9,636
On September 14, 2020, the Company entered into a $10.0 million Term Loan Agreement (the “Loan Agreement”) with Hercules Capital, Inc. (“Hercules”). Pursuant to the terms of the Loan Agreement, the Company borrowed $10.0 million (the “Tranche 1 Advance”) from the Lenders at closing. Beginning January 1, 2021 and upon the achievement of certain development milestones and continuing through September 30, 2021 the Company may borrow an additional $10.0 million (the “Tranche 2 Advance”). The remaining $10.0 million tranche (“Tranche 3 Advance”) is subject to Hercules’ investment committee’s sole discretion.

The Loan Agreement has a four-year term, has a minimum cash covenant and an interest-only period of up to 24 months. If the Tranche 2 Advance is not drawn or the Company has achieved certain development milestones by September 30, 2021, then there is no minimum cash requirement. The Company was in compliance with all provisions of the Loan Agreement as of December 31, 2020. Amounts borrowed under the Loan Agreement accrue interest at a floating rate per annum (based on a year of 360 days) equal to (i) the sum of (a) the greater of 6.30% plus (b) the prime rate as reported in The Wall Street Journal on the last business day of the month that immediately precedes the month in which the interest will accrue or (ii) 9.55%. The interest rate as of December 31, 2020 was 9.55%.
The Company incurred $410 in deferred financing costs. The Company is also required to pay the Lenders an end of term fee of 3.95% of loan proceeds upon repayment or prepayment of any loans made under the Loan Agreement. The end of term fee is being recognized as interest expense and accreted over the term of the Loan Agreement using the effective interest method. The Company is also required to pay Hercules a prepayment charge equal to 2.00% of the loan amounts prepaid during the interest-only period and 1.00% thereafter on any loans made under the Loan Agreement.
The Company granted Hercules a lien on substantially all of the Company’s assets, excluding intellectual property.
The Company issued to Hercules warrants to purchase up to an aggregate of 16,112 Units of the Company’s limited liability membership interests, issued in the form of common units. The warrants are exercisable for a period of ten years from the date of the issuance of each warrant at a per-unit exercise price equal to $13.96, subject to certain adjustments as specified in the warrants. The fair value of the warrants at issuance was $46. The Company accounted for the warrants as equity, and the fair value is recorded in additional paid-in capital. The warrant value is also recorded as a debt discount and classified as a contra-liability on the consolidated balance sheet and amortized to interest expense. If the Company borrows on the remaining two tranche advances outlined above, the Company will be required to issue warrants to Hercules equal to 2.25% of the aggregate amount funded.
Interest expense of the Loan Agreement is as follows:
Successor
For the Year Ended December 31, 2020
Interest expense	$289
Amortization of debt issuance costs, including end of term fee accretion	92
$381
Included in accrued expenses in the accompanying consolidated balance sheet as of December 31, 2020 is $82 of accrued interest. There was no accrued interest as of December 31, 2019.
Future principal payments due (including the end of term fee) under the Loan Agreement are as follows (in thousands):
Principal Payments
2021	$—
2022	1,039
2023	6,603
2024	2,753
Total future payments	$10,395

Note 10—Stockholders’ Deficit
The Company’s capital structure was comprised of common limited liability membership interests, issued in the form of common units. The common units can be issued with the authorization of the Company’s Board of Managers, as governed by the Company’s Limited Liability Company Agreement. As of December 31, 2020 and 2019, 93,370,681 common units were issued and outstanding.
For the Predecessor period January 1, 2019 through June 20, 2019, the Prior Century had 35,000,000 of Series A Preferred Stock and Series A-1 Preferred Stock (“Preferred Stock”), with a par value of $0.0001 per share, issued and outstanding. Prior Century had 5,984,848 shares of common stock with a par value of $0.0001 per share issued and outstanding for the Predecessor period January 1, 2019 through June 20, 2019.
On February 25, 2021, pursuant to a Plan of Conversion Agreement, the Company converted from a Delaware limited liability company (Century Therapeutics LLC or “Successor”) to a Delaware corporation. Upon completion of this conversion, Prior Century merged with and into CenturyTx, Inc., with CenturyTx, Inc. as the surviving entity that changed its name to “Century Therapeutics, Inc.”
The holders of equity interests, including Series A Preferred Stock, common stock, restricted common stock and stock options in Prior Century received equivalent equity interests in Century Therapeutics, Inc. Bayer’s common units in the Company were converted into Series B Preferred Stock. See Note 17.
Note 11—Commitments and contingencies
From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues a liability for such matters when future expenditures are probable and such expenditures can be reasonably estimated.
Distributed Bio Master Service Agreement
On July 24, 2019, the Company entered into a Master Service Agreement with Distributed Bio, Inc (“DBio”), whereby DBio will screen for protein binders that bind to specific therapeutic targets. The Company pays for such services according to a payment schedule, and if the Company brings the protein binders into the clinic for further development, DBio will receive milestone payments of up to $16,100 in total for each product as the products move through the clinical development and regulatory approval processes.
The Company had accrued expenses of $244 and $327 within accrued expenses and other liabilities for the period ended December 31, 2020 and 2019, respectively, in its consolidated balance sheets related to the Master Service Agreement.
iCELL Inc. Sublicense Agreement
In March 2020, the Company entered into a Sublicense Agreement with iCELL Inc (“iCELL”) whereby iCELL granted the Company a license of certain patents and technology. The Company will pay iCELL royalties in the low single digits on net sales of the licensed product. In addition to the earned royalties, the Company will pay one-time sales milestones for the first time sales of the licensed product exceeding thresholds in a single calendar year, to a maximum of $70,000. iCELL will receive payments of up to $4,250 in development and regulatory approval milestone payments.
Note 12—Leases
The Company determines if an arrangement is a lease at inception. This determination generally depends on whether the arrangement conveys to the Company the right to control the use of an explicitly or implicitly identified fixed asset for a period of time in exchange for consideration. Control of an underlying asset is conveyed to the Company if the Company obtains the rights to direct the use of and to obtain substantially all of the economic benefits from using the underlying asset. The Company has lease agreements which include lease and non-lease components, which the Company has elected to account for as a single lease component for all classes of underlying assets. Lease expense for variable lease components are recognized when the obligation is probable.
Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. Operating lease payments are recognized as lease expense on a straight-line basis over the lease term. The Company has no finance leases. The Company primarily leases buildings which are classified as operating leases. ASC 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. As an implicit interest rate is not readily determinable in the Company’s leases, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.
The lease term for all the Company’s leases includes the non-cancellable period of the lease plus any additional periods covered by either a Company option to extend (or not to terminate) the lease that the Company is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. Options for lease renewals have been excluded from the lease term (and lease liability) for the majority of the Company’s leases as the reasonably certain threshold is not met. For certain leases, the options for renewals have been included in the lease term as the reasonably certain threshold is met due to the Company having significant economic incentive for extending the lease.
Lease payments included in the measurement of the lease liability are comprised of fixed payments, variable payments that depend on an index or rate and amounts probable to be payable under the exercise of the Company option to purchase the underlying asset, if reasonably certain.
Variable lease payments not dependent on a rate or index associated with the Company’s leases are recognized when the events, activities, or circumstances in the lease agreement on which those payments are assessed are probable. Variable lease payments are presented as operating expense in the Company’s consolidated statements of operations and comprehensive loss in the same line item as expense arising from fixed lease payments.
The Company has commitments under operating leases for certain facilities used in its operations. The Company maintains security deposits on certain leases in the amounts of $909 and $206 within security deposits in its consolidated balance sheets at December 31, 2020 and 2019, respectively. The Company’s leases have initial lease terms ranging from 5 to 16 years. Certain lease agreements contain provisions for future rent increases.
The following table reflects the components of lease expense:
	Successor		Predecessor
	For the Year Ended December 31, 2020	Period from June 21, 2019 through December 31, 2019	Period from January 1, 2019 through June 20, 2019
Operating lease expense:
Fixed lease cost	$935	$—	$—
Variable lease cost	131	—	—
Short term lease expense	2,352	379	243
Total operating lease expense	$3,418	$379	$243

The following table reflects supplemental balance sheet information related to leases:
		Successor
	Location in Balance Sheet	As of December 31, 2020
Operating lease right-of-use asset, net	Operating lease right-of-use asset, net	$9,392
Operating lease liability, current	Accrued expenses and other liabilities	$240
Operating lease liability, long-term	Operating lease liability, long-term	11,679
Total operating lease liability		$11,919
The following table reflects supplement lease term and discount rate information related to leases as of December 31, 2020:
Successor
As of December 31, 2020
Weighted-average remaining lease terms—operating leases	10.2 years
Weighted-average discount rate—operating leases	9.0%

The following table reflects supplemental cash flow information related to leases as of the periods indicated:
Successor
For the Year Ended December 31, 2020
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$2,175
Right-of-use assets obtained in exchange for lease obligations:	$9,735
The following table reflects future minimum lease payments under noncancelable leases as of December 31, 2020:
Operating Leases
2021	$1,220
2022	1,594
2023	1,753
2024	1,801
2025	1,828
Thereafter	13,207
Total lease payments	21,403
Less: Imputed Interest	(9,484)
Total	$11,919
The Company entered into three leases that had not commenced at December 31, 2020. As a result, future lease payments of approximately $26.6 million are not recorded on the Company’s consolidated balance sheets. These leases commence during January 2021 and April 2022 with non-cancelable terms ranging from 29 months to 10 years.
Note 13—Defined contribution plan
The Company has a 401(k) Employee Savings Plan (“401(k) Plan”) that is available to all employees of the Company. The Company has elected a Safe-Harbor provision for the 401(k) Plan in which participants are always fully vested in their employer contributions. Prior Century matches 100% of the first 3% of participating employee contributions and 50% of the next 2% of participating employee contributions. Contributions are made in cash. Contributions were approximately $301, $89 and $33 for the Successor period ended December 31, 2020, the Successor period June 21, 2019 through December 31, 2019, and the Predecessor period January 1, 2019 through June 20, 2019, respectively. Such contribution expense has been recognized in the consolidated statement of operations for each period.
Note 14—Stock-based compensation
In June 2018, Prior Century, adopted the 2018 Stock Option and Grant Plan (the “Plan”). The Plan provides for Prior Century to sell or issue common stock or restricted common stock, or to grant incentive stock options or nonqualified stock options for the purchase of common stock, to employees, members of the Board of Directors, and consultants of Prior Century under terms and provisions established by the Board of Directors. Under the terms of the Plan, options may be granted at an exercise price not less than fair market value. Prior Century generally grants stock based awards with service conditions only. Stock awards granted typically vest over a four-year period but may be granted with different vesting terms. As of December 31, 2020 and 2019, Prior Century had shares authorized for issuance under the Plan of 7,749,605 and 6,064,957, respectively.
During the Successor period June 21, 2019 through December 31, 2019 and the year ended December 31, 2020, equity awards were granted from Prior Century to employees of the Company. The Company recognizes the costs of the stock based payments incurred by Prior Century on its behalf as the employees vest in the awards (i.e., the Company recognizes expense measured on the same basis as its investor, Prior Century). The Company also records a corresponding capital contribution from Prior Century.
For the Successor year ended December 31, 2020, the Company recognized $876 of stock based compensation expense of which $675 was recorded within research and development expenses and $201 was recorded within general and administrative expense within the consolidated statement of operations. For the Successor period June 21, 2019 through December 31, 2019, the Company recognized $133 of stock based compensation expense within general and administrative expense of the consolidated statement of operations. A corresponding capital contribution from Prior Century was recorded within the Company’s consolidated balance sheets as of December 31, 2020 and 2019. For the Predecessor period January 1, 2019 through June 20, 2019, Prior Century recognized $14 of stock based compensation within general and administrative expense in its consolidated statements of operations.
Stock Options
The following table summarizes stock option activity for the year ended December 31, 2020:
		Weighted Average
	Shares	Exercise Price	Remaining Contractual Term (years)
Outstanding January 1, 2020	1,746,030	$0.68	9.45
Granted	2,437,336	1.36	—
Exercised—vested	(142,468)	1.03	—
Exercised—unvested	(157,446)	1.03	—
Forfeited	(632)	1.03	—
Cancelled	(491)	1.03	—
Outstanding, December 31, 2020	3,882,329	$1.06	9.11
Exercisable at December 31, 2020, Successor	2,377,182	$1.06	8.93

The following table summarizes stock option activity for the year ended December 31, 2019:
		Weighted Average
	Shares	Exercise Price	Remaining Contractual Term (years)
Outstanding January 1, 2019, Predecessor	—	$—	—
Granted	766,988	0.03
Outstanding June 21, 2019, Successor	766,988	0.03	—
Granted	1,336,841	1.03	—
Exercised—vested	(74,446)	0.03	—
Exercised—unvested	(283,353)	0.03	—
Outstanding, December 31, 2019	1,746,030	$0.68	9.45
Exercisable at December 31, 2019, Successor	1,508,531	$0.75	9.44

The weighted average grant date fair value of awards for options granted during the Successor year and period ended December 31, 2020 and 2019 was $0.81 and $0.63, respectively. As of December 31, 2020, there was $1,862 of total unrecognized compensation expense related to unvested stock options with time-based vesting terms, which is expected to be recognized over a weighted average period of 2.87 years.
During 2020, Prior Century issued 213,624 performance-based awards that vest upon contingent events. Prior Century determined the performance condition for these awards is not probable of being achieved. As a result, the Company has not recorded any compensation cost related to the awards. As of December 31, 2020, there was $213 of total unrecognized compensation expense related to the performance-based awards.
Prior Century estimates the fair value of its option awards to employees and directors using Black-Scholes, which requires inputs and subjective assumptions, including (i) the expected stock price volatility, (ii) the calculation of the expected term of the award, (iii) the risk-free interest rate and (iv) expected dividends. Due to the lack of substantial company-specific historical and implied volatility data of its common stock, Prior Century has based its estimate of expected volatility on the historical volatility of a group of similar public companies. When selecting these companies on which it has based its expected stock price volatility, Prior Century selected companies with comparable characteristics to it, including enterprise value, risk profiles, position within the industry and with historical share price information sufficient to meet the expected term of the stock-based awards. Prior Century will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available.
Prior Century has never paid dividends and does not expect to in the foreseeable future. The expected term of the options granted to employees is derived from the “simplified” method as described in Staff Accounting Bulletin 107 relating to stock-based compensation. The risk-free interest rates for periods within the expected term of the option are based on the U.S. Treasury securities with a maturity date commensurate with the expected term of the associated award. Prior Century will account for actual forfeitures as they occur.
The weighted-average assumptions used to calculate the fair value of stock options granted are as follows:
	Successor
	Year ended December 31, 2020	Period ended June 21, 2019 through December 31, 2019
Expected dividend rate	—	—
Expected option term (years)	5.85	5.97
Expected volatility	68.38%	65.63%
Risk-free interest rate	0.58%	1.77%

Restricted Stock
The following table summarizes restricted stock activity for the year ended December 31, 2020 and December 31, 2019:
	Shares	Weighted Average Grant Date Fair Value
Unvested January 1, 2019, Predecessor	1,704,256	$0.03
Issued	278,905	0.03
Vested	(23,241)	0.03
Unvested June 21, 2019, Successor	1,959,920	$0.03
Issued	571,407	1.03
Repurchased	(298,080)	0.03
Vested	(516,456)	0.03
Total Unvested December 31, 2019, Successor	1,716,791	0.35
Vested	(663,289)	0.38
Total Unvested December 31, 2020, Successor	1,053,502	$0.35

During 2018, Prior Century issued 596,160 shares of common stock at a purchase price of $0.03 per share. Also, during 2018, Prior Century issued 1,108,096 shares of restricted common stock. Pursuant to certain stock purchase agreements containing vesting and other provisions, Prior Century has the right to repurchase unvested shares. In October 2019, Prior Century repurchased 298,080 shares at $1.03 per share for a cost of $307.
As of December 31, 2020, there was $372 of total unrecognized compensation expense related to the unvested restricted stock with time-based vesting terms, which is expected to be recognized over a weighted average period of 1.94 years. All restricted stock vests over a four-year period.
Note 15—Basic and diluted net loss per common share
Basic and diluted net loss per common share is calculated as follows:
	Successor		Predecessor
	For the Year Ended December 31, 2020	For the period June 21, 2019 through December 31, 2019	For the period January 1, 2019 through June 20, 2019
Numerator
Net loss	$(53,575)	$(238,767)	$(6,002)
Denominator
Weighted-average common share for basic and diluted net loss per share	7,481,861	7,481,861	5,973,228
Basic and diluted net loss per common share	$(7.16)	$(31.91)	$(1.00)

The following table summarizes the potentially dilutive securities convertible into common shares that were excluded from the calculation of diluted net loss per common share because their inclusion would have been antidilutive:
	Successor		Predecessor
	For the Year Ended December 31, 2020	For the period June 21, 2019 through December 31, 2019	For the period January 1, 2019 through June 20, 2019
Stock options to purchase common stock	3,882,328	1,746,030	766,988
Early exercised stock options subject to future vesting	330,629	283,353	—
Restricted stock award subject to future vesting	1,053,502	1,716,791	1,959,920
Warrants on long term debt	16,112	—	—
Convertible preferred stock	61,143,790	61,143,790	35,000,000
Total	66,426,361	64,889,964	37,726,908

Note 16—Related party transactions
License Agreements and Collaborative Agreements with Shareholder of Equity Method Investor
As part of the Commitment Agreement, the Company acquired licenses and other contracts from Prior Century that were originally entered into by Prior Century and FUJIFILM Cellular Dynamics, Inc. (“FCDI”). FCDI is a shareholder of Prior Century. The acquired licenses and other contracts with FCDI are as follows:
Acquired FCDI Licenses
The Company acquired from Prior Century a non-exclusive license agreement with FCDI. The license provides the Company with certain patents and know-how related to the reprogramming of human somatic cells to induce pluripotent stem cell(s) (“iPSCs”) (“License Agreement”). Under this agreement, the Company is required to make certain developmental and regulatory milestone payments as well as royalty payments upon commercialization. Royalties are in the low single digits on the sale of all licensed products.
The Company also acquired from Prior Century an exclusive license agreement with FCDI. The license provides the Company with patents and know-how related to human iPSC exclusively manufactured by FCDI.
The potential development and regulatory milestone payments to be paid by the Company to FCDI are $6,000.
FCDI Collaboration Agreement
In October 2019, the Company entered into the Master Collaboration Agreement with FCDI, whereby FCDI will provide certain services to the Company to develop and manufacture T-cell-derived iPSCs and immune cells derived therefrom. FCDI will provide services in accordance with the approved research plan and related research budget. The initial research plan covers the period from October 2019 through March 31, 2022. The original research budget of $19,700 was increased to $30,400 in March 2021.
During the Successor period ended December 31, 2020, the Company made payments of $5,311 and incurred research and development expenses of $9,002 and legal fees of $52 recorded within general and administrative expenses in its consolidated statements of operations and comprehensive loss. As of December 31, 2020, there was $1,844 in accounts payable on the consolidated balance sheets.
During the Successor period June 21, 2019 through December 31, 2019, the Company made payments of $4,847, of which $2,140 is classified in prepaid expenses and other current assets in the consolidated balance sheet as of December 31, 2019. During the Successor period June 21, 2019 through December 31, 2019, the

Company incurred research and development operating expenses of $3,139 and legal fees of $118 recorded as general and administrative expenses in the consolidated statements of operations and comprehensive loss.
During the Predecessor period January 1, 2019 through June 20, 2019, the Company incurred research and development operating expenses of $1,643.
Consulting Arrangements with Shareholders of Equity Method Investor
In 2019, the Company entered into arrangements with two shareholders of Prior Century, wherein the shareholders provide consulting services to the Company. As compensation for the consulting services, the shareholders are entitled to an annual retainer fee of $125, payable quarterly, along with payment of reasonable expenses associated with providing the consulting services. The Company paid $94, $106 and $44 related to these consulting arrangements that were included in research and development expenses in the consolidated statements of operations and comprehensive loss for the Successor period ended December 31, 2020, the Successor period June 21, 2019 through December 31, 2019, and the Predecessor period January 1, 2019 through June 20, 2019, respectively.
Note 17—Subsequent Events
The Company has evaluated subsequent events for the year ended December 31, 2020, the date of these consolidated financial statements, through May 5, 2021, which represents the date these consolidated financial statements were issued. In connection with the reissuance of these consolidated financial statements to reflect the 2.5161-for-1 reverse stock split as described in Note 2, the Company has evaluated subsequent events through June 14, 2021, the date these consolidated financial statements were available to be reissued.
On February 25, 2021, the Company converted from a Delaware limited liability company to a Delaware corporation, and changed its name to CenturyTx, Inc. Upon completion of this conversion, Prior Century merged with and into CenturyTx, Inc., with CenturyTx, Inc. as the surviving entity and changed its name to “Century Therapeutics, Inc.” In connection with this merger, the holders of equity interests, including Series A Preferred Stock, common stock, restricted common stock and stock options in Prior Century received equivalent equity interests in Century Therapeutics, Inc. Bayer’s common units in the Company were converted into Series B Preferred Stock.
Upon the execution of the preceding conversion on February 25, 2021, the Company entered into a stock purchase agreement with existing and new investors whereby the Company issued and sold 24,721,999 shares of Series C Preferred Stock with a par value of $0.0001, to investors at a price of $6.472 per shares for gross proceeds of $160,000.
Pursuant to its Amended Articles of Incorporation filed on February 25, 2021, the Company is now authorized to issue 125,236,190 shares of $0.0001 par value Common Stock and 85,865,789 shares of $0.0001 par value Preferred Stock. Of the Preferred Stock, 35,000,000 shares are designated as Series A Preferred Stock, 26,143,790 are designated as Series B Preferred Stock and 24,721,999 are designated as Series C Preferred Stock.
The holders of Series A and Series C Preferred Stock are entitled to receive non-cumulative dividends prior to and in preference to any declaration of payment of dividends on Common Stock or any other class of Preferred Stock, at an annual rate of 8% of the original issuance price, when and if declared by the Board of Directors. The original issuance price per share for the Series A, B and C Preferred Stock is $1.00, $5.55 and $6.472, respectively. No dividends have been declared or paid as of December 31, 2020.
In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Preferred Stock have liquidation preferences, before any distribution or payment is made to holders of Common Stock, in an amount per share equal to the original issue price, plus any dividends declared but unpaid. If the assets and funds to be distributed among the holders of Preferred Stock are insufficient to permit the payment to such holders, then the entire assets and funds of the Company legally available for distribution will be distributed ratably among the holders of Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.
Upon completion of the payment of the full liquidation preference of Preferred Stock, the remaining assets of the Company, if any, shall be distributed ratably to the holders of Common Stock and Preferred Stock, with the Preferred Stock being treated as if the Preferred Stock had been converted to shares of Common Stock at the then applicable conversion rate.
The holders of each share of Preferred Stock are entitled to voting rights equal to the number of shares of Common Stock into which the shares could be converted. The holders of Series A Preferred Stock are entitled to elect two directors, the holders of Series B Preferred Stock are entitled to elect one director and the holders of Series C Preferred Stock are entitled to elect one director. The holders of Common Stock are entitled to elect one director.
Each share of Preferred Stock is convertible into shares of Common Stock, at the option of the holder, at any time after the date of issuance. Such conversion is mandatory upon the closing of a public offering at a price of at least $6.472 per share (subject to adjustment for stock splits) in a firm commitment underwritten public offering, resulting in at least $50 million of net proceeds.
The Preferred Stock is not mandatorily redeemable. Upon certain change in control events that are outside of the Company’s control, including liquidation, sale or transfer of control of the Company, the Preferred Stock is contingently redeemable.

Century Therapeutics, Inc. and Subsidiary

As of and for the three months ended March 31, 2021 and March 31, 2020
Unaudited consolidated financial statements
Consolidated balance sheets as of March 31, 2021 and December 31, 2020	F-30
Consolidated statements of operations and comprehensive loss for the three months ended March 31, 2021 and March 31, 2020	F-31
Consolidated statements of changes in convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2021 and March 31, 2020	F-32
Consolidated statements of cash flows for the three months ended March 31, 2021 and March 31, 2020	F-33
Notes to consolidated financial statements	F-34

Century Therapeutics, Inc. and Subsidiary
Consolidated balance sheets
(In thousands, except share and per share amounts)
	March 31, 2021 (unaudited)	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$79,483	$27,211
Short-term investments	103,459	48,542
Escrow deposits, current	377	783
Prepaid expenses and other current assets	1,980	2,261
Total current assets	185,299	78,797
Property and equipment, net	20,657	15,385
Deferred offering costs	2,119	—
Operating lease right-of-use asset, net	12,460	9,392
Restricted cash	517	517
Escrow deposits, non-current	723	723
Long-term investments	63,138	1,053
Security deposits	1,142	909
Total assets	$286,055	$106,776
Liabilities, convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$8,816	$8,082
Accrued expenses and other liabilities	3,815	4,030
Deposit liability	281	—
Total current liabilities	12,912	12,112
Operating lease liability, long-term	14,745	11,679
Deposit liability, non-current	855	—
Long-term debt, net	9,711	9,636
Total liabilities	38,223	33,427
Commitments and contingencies (Note 11)
Non-cumulative convertible preferred stock, Series A, $0.0001 par value, 35,000,000 shares authorized, issued and outstanding at March 31, 2021 and December 31, 2020	34,922	34,922
Non-cumulative convertible preferred stock, Series B, $0.0001 par value, 26,143,790 shares authorized, issued and outstanding at March 31, 2021 and December 31, 2020	144,839	144,839
Non-cumulative convertible preferred stock, Series C, $0.0001 par value, 24,721,999 and 0 shares authorized, issued and outstanding at March 31, 2021 and December 31, 2020, respectively	159,628	—
Stockholders’ deficit:
Common stock, $0.0001 par value, 125,236,190 shares authorized; 7,872,533 and 7,481,861 shares issued and outstanding at March 31, 2021 and December 31, 2020, respectively	1	1
Additional paid-in capital	219,158	217,832
Subscription receivable	—	(31,900)
Accumulated deficit	(310,690)	(292,342)
Accumulated other comprehensive loss	(26)	(3)
Total stockholders’ deficit	(91,557)	(106,412)
Total liabilities, convertible preferred stock and stockholders’ deficit	$286,055	$106,776
See accompanying notes to the consolidated financial statements.

Century Therapeutics, Inc. and Subsidiary
Consolidated statements of operations and comprehensive loss
(In thousands, except share and per share amounts)
	Three Months Ended March 31, 2021 (unaudited)	Three Months Ended March 31, 2020 (unaudited)
Operating expenses
Research and development	$15,374	$7,943
General and administrative	2,688	2,050
Total operating expenses	18,062	9,993
Loss from operations	(18,062)	(9,993)
Interest expense	(314)	—
Other income, net	28	320
Net loss	$(18,348)	$(9,673)
Net loss per common share
Basic and Diluted	$(2.39)	$(1.29)
Weighted average common shares outstanding
Basic and Diluted	7,677,196	7,481,861
Other comprehensive loss
Net loss	$(18,348)	$(9,673)
Unrealized (loss) gain on short-term investments	(27)	27
Foreign currency translation adjustment	4	—
Comprehensive loss	$(18,371)	$(9,646)

See accompanying notes to the consolidated financial statements.

Century Therapeutics, Inc. and Subsidiary
Consolidated statements of changes in convertible preferred stock and stockholders’ deficit (unaudited)
(In thousands, except share amounts)
	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Subscription Receivable	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2020	35,000,000	$34,922	26,143,790	$144,839	—	$—	7,481,861	$1	$217,832	$(31,900)	$(292,342)	$(3)	$(106,412)
Receipt of subscription receivable	—	—	—	—	—	—	—	—	—	31,900	—	—	31,900
Issuance of Series C preferred stock, net	—	—	—	—	24,721,999	159,628	—	—	—	—	—	—	—
Net assets contributed as result of merger	—	—	—	—	—	—	—	—	1,061	—	—	—	1,061
Issuance of common stock upon the exercise of stock options	—	—	—	—	—	—	40,790	—	47	—	—	—	47
Vesting of restricted stock	—	—	—	—	—	—	150,799	—	—	—	—	—	—
Vesting of early exercise stock options	—	—	—	—	—	—	199,083	—	123	—	—	—	123
Unrealized loss on short-term investments	—	—	—	—	—	—	—	—	—	—	—	(27)	(27)
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	4	4
Stock based compensation	—	—	—	—	—	—	—	—	95	—	—	—	95
Net loss	—	—	—	—	—	—	—	—	—	—	(18,348)	—	(18,348)
Balance, March 31, 2021	35,000,000	$34,922	26,143,790	$144,839	24,721,999	$159,628	7,872,533	$1	$219,158	$—	$(310,690)	$(26)	$(91,557)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Subscription Receivable	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2019	35,000,000	$34,922	26,143,790	$144,839	—	$—	7,481,861	$1	$216,910	$(70,000)	$(238,767)	$(3)	$(91,859)
Unrealized gain on short-term investments	—	—	—	—	—	—	—	—	—	—	—	27	27
Stock based compensation	—	—	—	—	—	—	—	—	221	—	—	—	221
Net loss	—	—	—	—	—	—	—	—	—	—	(9,673)	—	(9,673)
Balance, March 31, 2020	35,000,000	$34,922	26,143,790	$144,839	—	$—	7,481,861	$1	$217,131	$(70,000)	$(248,440)	$24	$(101,284)

See accompanying notes to the consolidated financial statements.

Century Therapeutics, Inc. and Subsidiary
Consolidated statements of cash flows (unaudited)
(In thousands)
	Three Months Ended March 31, 2021 (unaudited)	Three Months Ended March 31, 2020 (unaudited)
Cash flows from operating activities
Net loss	$(18,348)	$(9,673)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	718	200
Amortization of deferred financing cost	75	—
Non-cash operating lease expense	230	59
Stock based compensation	95	221
Change in operating assets and liabilities:
Prepaid expenses and other assets	173	1,583
Operating lease liability	127	21
Accounts payable	(4,938)	1,627
Accrued expenses and other liabilities	(311)	(922)
Net cash used in operating activities	(22,179)	(6,884)
Cash flows from investing activities
Acquisition of property and equipment	(1,884)	(2,699)
Payments for purchase of fixed maturity securities, available for sale	(124,850)	(1,479)
Sale of fixed maturity securities, available for sale	7,700	—
Net cash used in investing activities	(119,034)	(4,178)
Cash flows from financing activities
Payments of deferred offering costs	(554)	—
Proceeds from issuance of common stock	47	—
Proceeds from early exercises of common stock options, net of expense	138	—
Proceeds from subscription receivable	31,900	—
Proceeds from issuance of Series C preferred stock, net of issuance costs	159,628	—
Cash contributed as a result of merger	2,326	—
Net cash provided by financing activities	193,485	—
Net increase (decrease) in cash, cash equivalents, and restricted cash	52,272	(11,062)
Cash, cash equivalents and restricted cash, beginning of period	27,728	44,064
Cash, cash equivalents and restricted cash, end of period	$80,000	$33,002
Supplemental disclosure of cash and non-cash operating activities:
Cash paid for interest	$239	$—
Supplemental disclosure of non-cash investing and financing activities:
Purchase of property and equipment, accrued and unpaid	$4,107	$569
Deferred offering cost, accrued and unpaid	$1,565	$—

See accompanying notes to the consolidated financial statements.

Century Therapeutics, Inc. and Subsidiary
Notes to the consolidated financial statements (unaudited)
(In thousands, except share and per share amounts)
Note 1—Organization and description of the business
Century Therapeutics, Inc. (“Prior Century”), was incorporated in the state of Delaware on March 5, 2018. Since inception, Prior Century has devoted substantially all of its time and efforts to performing research and development activities and raising capital.
On June 5, 2019, Century Therapeutics, LLC (the “Company”) was formed by Prior Century and entered into an LLC Agreement (“Agreement”). On June 21, 2019, Prior Century, through the execution of a commitment agreement and other transaction documents (altogether the “Commitment Agreement”) with Bayer Health, LLC (“Bayer”), financed the creation of the Company and amended the Agreement to account for the provisions in the Commitment Agreement that outlined the rights, obligations, and capital contributions of both Bayer and Prior Century in accordance with the newly executed and amended Agreement and related Commitment Agreement (the “Transaction”). The Transaction resulted in Prior Century contributing substantially all of its assets, liabilities, and operations in exchange for a retained 72% equity interest in the Company. Subsequent to June 21, 2019, Prior Century had no significant operations and accounted for its interest in the Company under the equity method of accounting.
In June 2020, the Company formed Century Therapeutics Canada ULC (“Century Canada”), a wholly owned subsidiary, to acquire the assets of Empirica Therapeutics, Inc. (“Empirica”).
On February 25, 2021, the Company converted from a Delaware limited liability company to a Delaware corporation, and changed its name to “CenturyTx, Inc.” Upon completion of this conversion, Prior Century merged with and into CenturyTx, Inc., with CenturyTx, Inc. as the surviving entity and CenturyTx, Inc. changed its name to “Century Therapeutics, Inc.” In connection with this merger, the holders of equity interests in Prior Century received equivalent equity interests in Century Therapeutics, Inc.
Principles of Consolidation
The consolidated financial statements include the consolidated financial position and consolidated results of operations of the Company and Century Canada. All intercompany balances and transactions have been eliminated in consolidation.
Going concern and liquidity
The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. The Company has limited operating history and its prospects are subject to risks, expenses, and uncertainties frequently encountered by companies in the pharmaceutical industry. These risks include, but are not limited to, the uncertainty of availability of additional financing and the uncertainty of achieving future profitability.
Since inception, the Company has incurred net losses and negative cash flows from operations. During the three months ended March 31, 2021, the Company incurred a net loss of $18,348 and used $22,179 of cash for operations. During the three months ended March 31, 2020, the Company incurred a net loss of $9,673 and used $6,884 of cash for operations. Management expects to incur additional losses in the future to fund its operations and conduct product research and development and recognizes the need to raise additional capital to fully implement its business plan. As further described in Note 3, Prior Century obtained a cash capital commitment from Bayer totaling $215,000, from which net proceeds of $74,839 were received in June 2019, $38,100 were received in November 2020 and $31,900 were received in January 2021. Bayer has no continuing obligation to invest any additional amounts under its commitment, which terminated on February 25, 2021. As further described in Note 9, the Company entered into a Loan Agreement pursuant to which it received net proceeds of $9,734 in September 2020. Beginning January 1, 2021 and upon the achievement of certain development milestones and continuing through September 30, 2021 the Company may borrow an additional $10.0 million under the Loan Agreement. As described in Note 10, in February 2021 the Company issued shares of Series C Preferred Stock (“Series C preferred”) resulting in gross proceeds of $160,000. The Company believes it has adequate cash and financial resources to operate for at-least the next 12 months from the date of issuance of these consolidated financial statements.
Note 2—Summary of significant accounting policies and basis of presentation
Basis of presentation
The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”), which contemplate the continued existence of the Company. Since commencing principal activities, the Company has been engaged primarily in research and development activities and raising capital.
Merger and capital restructuring
Upon the conversion of the LLC to a corporation and the merger of the newly converted corporation with Prior Century, the existing capital structure of the LLC was restructured with no consideration transferred. In accordance with ASC 505-10-S99-4, such a restructuring requires retroactive effect within the balance sheets presented as the restructuring was affected after the balance sheet date but prior to the effective date of this Registration Statement. As such, the Company retroactively adjusted its consolidated balance sheets to cancel the existing LLC units and give effect to their conversion into capital stock of the Company as if those effects happened as of January 1, 2020. See note 10 for further information on the Company’s capital restructuring.
Reverse Stock Split
In June 2021, the Company’s Board of Directors approved an amendment to the Company’s amended and restated certificate of incorporation to effect a 2.5161-for-1 reverse stock split of the Company’s common stock, which was effected on June 11, 2021. Stockholders entitled to fractional shares as a result of the reverse stock split will receive a cash payment in lieu of receiving fractional shares. The par value of the common stock was not adjusted as a result of the reverse stock split. Shares of common stock underlying outstanding stock options and other equity instruments were proportionately reduced and the respective exercise prices, if applicable, were proportionately increased in accordance with the terms of the appropriate securities agreements. Shares of common stock reserved for issuance upon the conversion of our convertible preferred stock were proportionately reduced and the respective conversion prices were proportionately increased. All common share and per share data have been retrospectively revised to reflect the reverse stock split.
Segment information
Operating segments are identified as components of an enterprise for which separate discrete financial information is available for evaluation by the chief operating decision-maker in making decisions on how to allocate resources and assess performance. The Company views its operations and manages the business as one operating segment.
Use of estimates
The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of expenses during the reporting period. Estimates and assumptions are primarily made in relation to the valuations supporting stock compensation and the estimation of the incremental borrowing rate for operating leases. If actual results differ from the Company’s estimates, or to the extent these estimates are adjusted in future periods, the Company’s results of operations could either benefit from, or be adversely affected by, any such change in estimate.

Concentration of credit risk and other risks and uncertainties
Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist of cash, cash equivalents, U.S. Treasury bills and bonds, as well as corporate bonds. Cash and cash equivalents, as well as short and long-term investments include a checking account and asset management accounts held by a limited number of financial institutions. At times, such deposits may be in excess of insured limits. As of March 31, 2021 and 2020, the Company has not experienced any losses on its deposits of cash and cash equivalents.
The Company’s future results of operations involve a number of risks and uncertainties. Factors that could affect the Company’s future operating results and cause actual results to vary materially from expectations include, but are not limited to, rapid technological change, uncertainty of market acceptance of its products, competition from substitute products and larger companies, protection of proprietary technology, strategic relationships, and dependence on key individuals.
Products developed by the Company require clearances from the U.S. Food and Drug Administration or other international regulatory agencies prior to commercial sales. There can be no assurance the Company’s future products will receive the necessary clearances. If the Company was denied clearance, clearance was delayed, or if the Company was unable to maintain clearance, it could have a material adverse impact on the Company.
In January 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a “Public Health Emergency of International Concern,” which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The COVID-19 outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The Company continues to monitor the impact of the COVID-19 outbreak closely. The extent to which the COVID-19 outbreak will impact its operations or financial results is uncertain.
Deferred financing costs
Deferred financing costs represent costs incurred in connection with the issuance of debt instruments and equity financings. Deferred financing costs related to the issuance of debt are amortized over the term of the financing instrument using the effective interest method and are presented in the consolidated balance sheets as an offset against the related debt. Offering costs from equity financings are netted against the gross proceeds received from the equity financings.
Deferred offering costs
Deferred offering costs, which primarily consist of direct incremental legal and accounting fees relating to the initial public offering (IPO) of the Company’s common stock are capitalized. The deferred offering costs will be offset against IPO proceeds upon the consummation of the offering. In the event the offering is terminated, deferred offering costs will be expensed. The Company had $2,119 deferred offering costs recorded as of March 31, 2021. There were no deferred offering costs recorded as of December 31, 2020.
Fair value of financial instruments
The Company discloses and recognizes the fair value of its assets and liabilities using a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). The guidance establishes three levels of the fair value hierarchy as follows:
Level 1
Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2
Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3
Inputs are unobservable in which there is little or no market data available, which require the reporting entity to develop its own assumptions that are unobservable.

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.
Cash and cash equivalents
Management considers all highly liquid investments with an insignificant interest rate risk and original maturities of three months or less to be cash equivalents.
Restricted cash
As of March 31, 2021 and December 31, 2020, the Company had $517 in cash on deposit to secure certain lease commitments. Restricted cash is recorded separately in the Company’s consolidated balance sheets.
The following provides a reconciliation of the Company’s cash, cash equivalents, and restricted cash as reported in the consolidated balance sheets to the amounts reported in the consolidated statements of cash flows:
	March 31, 2021	December 31, 2020
Cash and cash equivalents	$79,483	$27,211
Restricted cash	517	517
Cash, cash equivalents, and restricted cash	$80,000	$27,728

Fixed maturity securities
The Company invests in fixed maturity securities including U.S. Treasury bills and bonds as well as corporate bonds. The investments are classified as available-for-sale and reported at fair value. Unrealized gains or losses are determined by comparing the fair market value of the securities with their cost or amortized cost. Realized gains and losses on investments are recorded on the trade date and are included in the statement of operations. The cost of securities sold is based on the specified identification method. Investment income is recognized as earned and discounts or premiums arising from the purchase of debt securities are recognized in investment income using the interest method over the remaining term of the security. Securities with an original maturity date greater than three months that mature within one year of the balance sheet date are classified as short-term, while investments with a maturity date greater than one year are classified as long-term.
Property and equipment, net
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which is generally five years. Leasehold improvements are amortized over the shorter of the asset’s useful life or the remaining term of the lease.
Expenditures for major additions and improvements are capitalized, while minor replacements, maintenance, and repairs are charged to expense as incurred. When property is retired or otherwise disposed of, the costs and accumulated depreciation are removed from the respective accounts, with any resulting gain or loss recognized concurrently.
Research and development expenses
Research and development expenses include costs directly attributable to the conduct of research and development programs, including the cost of salaries, payroll taxes, employee benefits, stock compensation, materials, supplies, rent, depreciation on and maintenance of research equipment, and the cost of services provided by outside contractors. All costs associated with research and development are expensed as incurred.
Stock-based compensation
The Company accounts for stock-based compensation arrangements in accordance with provisions of Accounting Standards Codification (“ASC”) 718, Compensation—Stock Compensation. ASC 718 requires the recognition of compensation expense, using a fair-value based method, for costs related to all share-based payments including stock options. ASC 718 requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company uses the Black-Scholes option-pricing model (“Black Scholes”) to determine the fair value of options granted. The Company’s stock-based awards are subject to service-based vesting conditions and performance-based vesting conditions. Compensation expense related to awards to employees and directors with service-based vesting conditions is recognized on a straight-line basis based on the grant date fair value over the associated service period of the award, which is generally the vesting term. For performance-based awards, the Company reassesses at each reporting date whether achievement of the performance condition is probable and accrues compensation expense if and when achievement of the performance condition is probable.
Black-Scholes requires inputs based on certain subjective assumptions, including (i) the expected stock price volatility, (ii) the expected term of the award, (iii) the risk-free interest rate and (iv) expected dividends. Due to the lack of a public market for the Company’s common stock and lack of company-specific historical and implied volatility data, the Company has based its computation of expected volatility on the historical volatility of a representative group of public companies with similar characteristics to the Company, including stage of product development and life science industry focus. The historical volatility is calculated based on a period of time commensurate with expected term assumption. The Company uses the simplified method to calculate the expected term for options granted to employees and board members whereby the expected term equals the arithmetic average of the vesting term and the original contractual term of the options due to its lack of sufficient historical data. The risk-free interest rate is based on U.S. Treasury securities with a maturity date commensurate with the expected term of the associated award. The expected dividend yield is assumed to be zero as the Company has never paid dividends and has no current plans to pay any dividends on its common stock. Forfeitures are recognized as they occur.
Due to the absence of an active market for the Company’s common stock, the Company utilized methodologies in accordance with the framework of the American Institute of Certified Public Accountants Technical Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, to estimate the fair value of its common stock. In determining the exercise prices for options granted, the Company has considered the estimated fair value of the common stock as of the measurement date. The estimated fair value of the common stock has been determined at each grant date based upon a variety of factors, including the illiquid nature of the common stock, arm’s-length sales of the common stock, the effect of the rights and preferences of the preferred shareholders, and the prospects of a liquidity event. Among other factors are the Company’s financial position and historical financial performance, the status of technological developments within the Company’s research, the composition and ability of the current research and management team, an evaluation or benchmark of the Company’s competition, and the current business climate in the marketplace. Significant changes to the key assumptions underlying the factors used could result in different fair values of common stock at each valuation date.
Warrants
The Company has issued warrants that have been recognized as equity, and the fair value is recorded into additional paid-in capital in the accompanying consolidated balance sheets. Warrants are accounted for in accordance with applicable accounting guidance provided in ASC Topic 815, Derivatives and Hedging—Contracts in Entity’s Own Equity, as either derivative liabilities or as equity instruments depending on the specific terms of the warrant agreement. The Company’s warrants issued in connection with its long-term debt are equity classified on the accompanying consolidated balance sheets. Equity classified warrants are accounted for at fair value on the issuance date, using Black Scholes, with no changes in fair value recognized after the issuance date.
Foreign currency translation
The reporting currency of the Company is the U.S. dollar. The functional currency of Century Canada is the Canadian dollar. Assets and liabilities of Century Canada are translated into U.S. dollars based on exchange rates at the end of each reporting period. Expenses are translated at average exchange rates during the reporting period. Gains and losses arising from the translation of assets and liabilities are included as a component of accumulated other comprehensive loss or income on the company’s consolidated balance sheets. Gains and losses resulting from foreign currency transactions are reflected within the Company’s consolidated statements of operations and comprehensive loss. The Company has not utilized any foreign currency hedging strategies to mitigate the effect of its foreign currency exposure.
Intercompany payables and receivables are considered to be long-term in nature and any change in balance due to foreign currency fluctuation is included as a component of the Company’s consolidated comprehensive loss and accumulated other comprehensive loss within the Company’s consolidated balance sheets.
Basic and diluted net loss per common shares
Basic net loss per common share is computed by dividing net loss applicable to common shareholders by the weighted-average number of common shares outstanding during the period. The Company computes diluted net loss per common share by dividing the net loss applicable to common shareholders by the sum of the weighted-average number of common shares outstanding during the period plus the potential dilutive effects of its warrants, restricted stock and stock options to purchase common shares, but such items are excluded if their effect is anti-dilutive. Because the impact of these items are anti-dilutive during periods of net loss, there were no differences between the Company’s basic and diluted net loss per common share for the three months ended March 31, 2021 and 2020.
Early exercised options
The Company allows certain of its employees and its consultants to exercise options granted under the 2018 Plan (Note 15) prior to vesting. The Shares related to early exercised stock options are subject to the Company’s repurchase right upon termination of employment or services at the lesser of the original purchase price or fair market value at the time of repurchase. In order to vest, the holders are required to provide continued service to the Company. The early exercise by an employee or consultant of a stock option is not considered to be a substantive exercise for accounting purposes, and therefore, the payment received by the employer for the exercise price is recognized as a liability. For accounting purposes, unvested early exercised shares are not considered issued and outstanding and therefore not reflected as issued and outstanding in the accompanying consolidated balance sheets or the consolidated statements of changes in convertible preferred stock and stockholders’ equity (deficit) until the awards vest. The deposits received are initially recorded in deposit liability. The liabilities are reclassified to common stock and additional paid-in-capital as the repurchase right lapses. At March 31, 2021, $1,136 was recorded in deposit liability related to shares held by employees and nonemployees that were subject to repurchase. At December 31, 2020, there was no deposit liability as the initial deposit liability was recognized on February 25, 2021 when the merger discussed in Note 2 occurred.
All shares that were early exercised by the executives of the Company are considered legally issued, however, for accounting purposes, only vested shares are considered issued. Below is a reconciliation of shares issued and outstanding:
	March 31, 2021	December 31, 2020
Total shares legally outstanding	9,727,754	8,865,992
Less: unvested early exercised shares	(952,518)	(330,629)

	March 31, 2021	December 31, 2020
Less: unvested restricted stock	(902,703)	(1,053,502)
Total shares issued and outstanding	7,872,533	7,481,861

Restricted stock
In 2018, the Company issued 1,704,256 restricted stock awards at a purchase price of $0.03 per share. In 2019, the Company issued 850,312 restricted stock awards at a weighted average purchase price of $0.70 per share. In October 2019, the Company repurchased 298,080 shares at $1.03 per share. As of March 31, 2021, the number of restricted stock awards vested were 1,353,783. For accounting purposes, unvested restricted stock awards are not considered issued and outstanding and therefore are not reflected as issued and outstanding in the accompanying consolidated balance sheets or the consolidated statements of changes in convertible preferred stock and stockholders’ equity (deficit) until the awards vest. The Company recorded stock-based compensation expense for these awards of $39, for the three months ended March 31, 2021 and 2020, in the statements of operations and comprehensive loss.
Recent accounting pronouncements
Recently Adopted Accounting Pronouncements
In August 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible debt instruments and convertible preferred stock by reducing the number of accounting models and the number of embedded conversion features that could be recognized separately from the primary contract. The update also requires the application of the if-converted method to calculate the impact of convertible instruments on diluted earnings per share. The new guidance is effective for annual periods beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. This update can be adopted on either a fully retrospective or a modified retrospective basis. The Company adopted ASU 2020-06, effective January 1, 2021, which did not have a material effect on the Company’s consolidated financial statements.
Recent Accounting Pronouncements
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which eliminates, adds, and modifies certain disclosure requirements for fair value measurements. ASU 2018-13 is effective for the Company for fiscal years beginning after December 15, 2020, and earlier adoption is permitted. The Company adopted this standard on January 1, 2021 and adoption had no impact on its consolidated financial statements.
Note 3—Initial capitalization
On June 21, 2019, Prior Century and Bayer entered into a Commitment Agreement to initially capitalize the Company. The Commitment Agreement called for capital contributions from Prior Century and Bayer as follows:
Century Capital Contributions
In exchange for issuing 67,226,891 common units to Prior Century, the Company acquired substantially all of Prior Century’s assets, assumed all of its liabilities and assumed the operations of Prior Century.
The Company evaluated the acquisition under the guidance within ASU 2017-01, “Clarifying the Definition of a Business” and concluded that the group of assets acquired did not meet the definition of a business, and, as such, the acquisition was accounted for under the asset acquisition model. The definition of a business was not met because substantially all the fair value of the assets acquired were concentrated in an in-process research and development (“IPR&D”) asset. In an asset acquisition, the total transaction cost is allocated between the acquired identified tangible and intangible assets based on relative fair value.
Total transaction costs for the assets acquired were $252,107, which was the fair value of the equity interests issued to Prior Century, with no additional capitalizable transaction costs. Equity issuance costs related to Prior Century were $407, which were recorded as a reduction to members’ equity. The relative fair value allocation was as follows:
As of June 21, 2019
Cash and cash equivalents	$25,163
IPR&D	225,946
Property and equipment	1,034
Other current assets	578
Other non-current assets	669
Current liabilities	(1,283)
Total	$252,107

Under the asset acquisition model, an entity that acquires IPR&D assets follows the guidance in ASC 730, which requires that both tangible and intangible identifiable research and development assets with no alternative future use be initially allocated a portion of the consideration transferred and then charged to expense at the acquisition date. The IPR&D asset acquired was Prior Century's comprehensive allogenic cell therapy platform. As the IPR&D asset has no alternative future use to the Company, the Company charged $225,946 to expense within its consolidated statements of operations.
Bayer Capital Contributions
In accordance with the Commitment Agreement, Bayer agreed to provide an aggregate cash capital contribution of $215,000. The Bayer cash commitment is split into capital contributions of $145,000 (“Tranche 1”) and $70,000 (“Tranche 2”). The funding of Tranche 2 is dependent on certain contingent events and, as a result, is not recorded as a subscription receivable as of March 31, 2021. Tranche 2 was eliminated in connection with the Series C preferred financing. See Note 10.
Bayer Rights
In connection with the Commitment Agreement, Bayer was granted approval and veto rights over certain decisions related to the operations of the Company through its manager representation on the Company’s Board of Managers. Prior Century holds similar rights.
Tranche 1 was funded in exchange for 26,143,790 common units, with $75,000 paid at closing and the remaining $70,000 due upon the Company meeting certain development milestones or in 3 years.
During 2019, the Company received $74,839 from Tranche 1, net of equity issuance costs of $161. The Company accounts for the $70,000 as a subscription receivable, which is recorded as contra-equity within its consolidated statements of changes in convertible preferred stock and stockholders’ deficit.
On June 18, 2020, the Company, Prior Century and Bayer executed an amendment to the Commitment Agreement to modify the terms for the Company to receive the remaining Tranche 1 subscription receivable of $70,000. In November 2020, the Company received proceeds of $38,100 of the Tranche 1 subscription receivable. The remaining $31,900 was received in January 2021. The Commitment Agreement terminated in connection with the Series C Preferred financing, and Bayer has no obligation to invest any additional amounts.
Bayer Option Agreement
As a condition of the Tranche 1 closing, Bayer and Prior Century were required to enter into an Option Agreement, pursuant to which Bayer was provided the right of first refusal to acquire certain products researched and developed by the Company.

Note 4—Asset purchase by Century Therapeutics Canada ULC
On June 9, 2020, Century Canada and the Company entered into an agreement with Empirica, a company focused on the development of adoptive immunotherapies against aggressive and treatment-resistant forms of cancers, including glioblastoma and brain metastasis. Under the terms of the Empirica Agreement, the Company acquired an IPR&D asset. Cash of $4,519 was paid at closing and transaction expenses totaled $203. The Company also deposited $1,506 in escrow (the “Escrow Deposit”). Release of the Escrow Deposit is subject to the terms of a promissory note, which provides for the funds to be released in equal annual installments over a three-year period related to continuing services by certain Empirica shareholders who are employed by the Company. As of March 31, 2021 and December 31, 2020, accrued compensation expense on the promissory note was $407 and $282, which is presented within accrued expenses and other liabilities on the consolidated balance sheets.
Total consideration of the asset acquisition was as follows:
June 9, 2020
Cash paid to Sellers at close	$4,516
Seller expenses paid by the Company	3
Buyer transaction expenses	203
Total consideration	$4,722
IPR&D	$4,722

The Company evaluated the acquisition under the guidance within ASU 2017-01, “Clarifying the Definition of a Business” and concluded that the group of assets acquired did not meet the definition of a business, and, as such, the acquisition was accounted for under the asset acquisition model. The definition of a business was not met because substantially all the fair value of the asset acquired was concentrated in an IPR&D asset.
As the IPR&D asset has no alternative future use, the Company charged $4,722 to expense within its consolidated statements of operations for the year ended December 31, 2020. There was no write off of in-process research and development asset for the three months ended March 31, 2021 and 2020.
Note 5—Financial instruments and fair value measurements
The following table sets forth the Company’s assets that were measured at fair value as of March 31, 2021, by level within the fair value hierarchy:
	Level 1	Level 2	Level 3	Total
Cash equivalents	$75,686	—	—	$75,686
U.S. Treasury	11,999	—	—	11,999
Corporate bonds	—	154,598	—	154,598
Total	$87,685	$154,598	$—	$242,283

The following table sets forth the Company’s assets that were measured at fair value as of December 31, 2020, by level within the fair value hierarchy:
	Level 1	Level 2	Level 3	Total
Cash equivalents	$24,284	$—	$—	$24,284
U.S. Treasury	9,525	—	—	9,525
Corporate bonds	—	40,070	—	40,070
Total	$33,809	$40,070	$—	$73,879

There were no transfers between levels during the period ended March 31, 2021. The Company uses the services of its investment manager, which uses widely accepted models for assumptions in valuing securities with inputs from major third-party data providers.

The Company classifies all of its investments in fixed maturity debt securities as available-for-sale and, accordingly, are carried at estimated fair value.
The amortized cost, gross unrealized gains and losses, and fair value of investments in fixed maturity securities are as follows as of March 31, 2021:
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury	$11,996	$3	$—	$11,999
Corporate bonds	154,628	10	(40)	154,598
Total	$166,624	$13	$(40)	$166,597

The amortized cost, gross unrealized gains and losses, and fair value of investments in fixed maturity securities are as follows as of December 31, 2020:
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury	$9,518	$7	$—	$9,525
Corporate bonds	40,069	8	(7)	40,070
Total	$49,587	$15	$(7)	$49,595

The following table provides the maturities of our fixed maturity available-for-sale securities:
	March 31, 2021	December 31, 2020
Less than one year	$103,459	$48,542
One to five years	63,138	1,053
	$166,597	$49,595
The Company has evaluated the unrealized losses on the fixed maturity securities and determined that they are not attributable to credit risk factors. For fixed maturity securities, losses in fair value are viewed as temporary if the fixed maturity security can be held to maturity and it is reasonable to assume that the issuer will be able to service the debt, both as to principal and interest.
Note 6—Prepaid expenses and other current assets
The following is a summary of prepaid expenses and other current assets:
	March 31, 2021	December 31, 2020
Research and development	$130	$97
Software licenses and other	1,145	760
Reimbursement receivable	137	908
Warranties	299	240
Other	269	256
Total prepaid expenses and other current assets	$1,980	$2,261

Note 7—Property and equipment, net
The following is a summary of property and equipment, net:
	March 31, 2021	December 31, 2020
Lab equipment	$11,427	$8,941
Leasehold improvements	7,746	1,964
Construction in progress	3,401	5,771
Computer software and equipment	228	214
Furniture and fixtures	153	76
Total	22,955	16,966
Less: Accumulated depreciation	(2,298)	(1,581)
Property and equipment, net	$20,657	$15,385

Depreciation expense was $718 and $200 for the three months ended March 31, 2021 and 2020, respectively.
Note 8—Accrued expenses and other liabilities
The following is a summary of accrued expenses:
	March 31 2021	December 31, 2020
Payroll and bonuses	$868	$3,132
Interest	82	82
Professional and legal fees	2,213	524
Operating lease liability, current	596	240
Other	56	52
Total accrued expenses and other liabilities	$3,815	$4,030

Note 9—Long-term debt
The following is a summary of the Company’s indebtedness:
	March 31, 2021	December 31, 2020
Principal	$10,000	$10,000
Less: Debt discount attributable to warrants, net of accretion	(39)	(43)
Less: Unamortized deferred financing cost, net of accretion	(250)	(321)
Long-term debt, net	$9,711	$9,636

On September 14, 2020, the Company entered into a $10.0 million Term Loan Agreement (the “Loan Agreement”) with Hercules Capital, Inc. (“Hercules”). Pursuant to the terms of the Loan Agreement, the Company borrowed $10.0 million (the “Tranche 1 Advance”) from the Lenders at closing. Beginning January 1, 2021 and upon the achievement of certain development milestones and continuing through September 30, 2021 the Company may borrow an additional $10.0 million (the “Tranche 2 Advance”). The remaining $10.0 million tranche (“Tranche 3 Advance”) is subject to Hercules’ investment committee’s sole discretion.
The Loan Agreement has a four-year term, has a minimum cash covenant and an interest-only period of up to 24 months. If the Tranche 2 Advance is not drawn or the Company has achieved certain development milestones by September 30, 2021, then there is no minimum cash requirement. The Company was in compliance with all provisions of the Loan Agreement as of March 31, 2021. Amounts borrowed under the Loan Agreement accrue interest at a floating rate per annum (based on a year of 360 days) equal to (i) the sum of (a) the greater of 6.30% plus (b) the prime rate as reported in The Wall Street Journal on the last business day of the month that immediately precedes the month in which the interest will accrue or (ii) 9.55%. The interest rate as of March 31, 2021 was 9.55%.
The Company incurred $410 in deferred financing costs. The Company is also required to pay the Lenders an end of term fee of 3.95% of loan proceeds upon repayment or prepayment of any loans made under the Loan Agreement. The end of term fee is being recognized as interest expense and accreted over the term of the Loan Agreement using the effective interest method. The Company is also required to pay Hercules a prepayment charge equal to 2.00% of the loan amounts prepaid during the interest-only period and 1.00% thereafter on any loans made under the Loan Agreement.
The Company granted Hercules a lien on substantially all of the Company’s assets, excluding intellectual property.
The Company issued to Hercules warrants to purchase up to an aggregate of 16,112 shares of common stock. The warrants are exercisable for a period of ten years from the date of the issuance of each warrant at a per-unit exercise price equal to $13.96, subject to certain adjustments as specified in the warrants. The fair value of the warrants at issuance was $46. The Company accounted for the warrants as equity, and the fair value is recorded in additional paid-in capital. The warrant value is also recorded as a debt discount and classified as a contra-liability on the consolidated balance sheet and amortized to interest expense. If the Company borrows on the remaining two tranche advances outlined above, the Company will be required to issue warrants to Hercules equal to 2.25% of the aggregate amount funded.
Interest expense of the Loan Agreement is as follows:
	For the Three Months Ended March 31, 2021	For the Three Months Ended March 31, 2020
Interest expense for loan	$239	$—
Amortization of debt issuance costs, including end of term fee
accretion	75	—
	$314	$—
Included in accrued expenses in the accompanying consolidated balance sheets as of March 31, 2021 and December 31, 2020 were both $82 of accrued interest.
Future principal payments due (including the end of term fee) under the Loan Agreement are as follows (in thousands):
Principal Payments
2021	$—
2022	1,039
2023	6,603
2024	2,753
2025	—
Total future payments	$10,395

Note 10—Stockholders’ Equity
On February 25, 2021, the Company converted from a Delaware limited liability company to a Delaware corporation, and changed its name to CenturyTx, Inc. Upon completion of this conversion, Prior Century merged with and into CenturyTx, Inc., with CenturyTx, Inc. as the surviving entity and changed its name to “Century

Therapeutics, Inc.” In connection with this merger, the holders of equity interests, including Series A Preferred Stock, common stock, restricted common stock and stock options in Prior Century received equivalent equity interests in Century Therapeutics, Inc. Bayer’s common units in the Company were converted into Series B Preferred Stock.
Upon the execution of the preceding conversion on February 25, 2021, the Company entered into a stock purchase agreement with existing and new investors whereby the Company issued and sold 24,721,999 shares of Series C Preferred Stock with a par value of $0.0001, to investors at a price of $6.472 per shares for gross proceeds of $160,000.
Pursuant to its Amended Articles of Incorporation filed on February 25, 2021, the Company is now authorized to issue 125,236,190 shares of $0.0001 par value common stock and 85,865,789 shares of $0.0001 par value Preferred Stock. Of the Preferred Stock, 35,000,000 shares are designated as Series A Preferred Stock, 26,143,790 are designated as Series B Preferred Stock and 24,721,999 are designated as Series C Preferred Stock.
The holders of Series A and Series C Preferred Stock are entitled to receive non-cumulative dividends prior to and in preference to any declaration of payment of dividends on Common Stock or any other class of Preferred Stock, at an annual rate of 8% of the original issuance price, when and if declared by the Board of Directors. The original issuance price per share for the Series A, B and C Preferred Stock is $1.00, $5.55 and $6.472, respectively. No dividends have been declared or paid as of December 31, 2020.
In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, the holders of Preferred Stock have liquidation preferences, before any distribution or payment is made to holders of Common Stock, in an amount per share equal to the original issue price, plus any dividends declared but unpaid. If the assets and funds to be distributed among the holders of Preferred Stock are insufficient to permit the payment to such holders, then the entire assets and funds of the Company legally available for distribution will be distributed ratably among the holders of Preferred Stock in proportion to the preferential amount each such holder is otherwise entitled to receive.
Upon completion of the payment of the full liquidation preference of Preferred Stock, the remaining assets of the Company, if any, shall be distributed ratably to the holders of Common Stock and Preferred Stock, with the Preferred Stock being treated as if the Preferred Stock had been converted to shares of Common Stock at the then applicable conversion rate.
The holders of each share of Preferred Stock are entitled to voting rights equal to the number of shares of Common Stock into which the shares could be converted. The holders of Series A Preferred Stock are entitled to elect two directors, the holders of Series B Preferred Stock are entitled to elect one director and the holders of Series C Preferred Stock are entitled to elect one director. The holders of Common Stock are entitled to elect one director.
Each share of Preferred Stock is convertible into shares of Common Stock, at the option of the holder, at any time after the date of issuance. Such conversion is mandatory upon the closing of a public offering at a price of at least $6.472 per share (subject to adjustment for stock splits) in a firm commitment underwritten public offering, resulting in at least $50 million of net proceeds.
The Preferred Stock is not mandatorily redeemable. Upon certain change in control events that are outside of the Company’s control, including liquidation, sale or transfer of control of the Company, the Preferred Stock is contingently redeemable.
Note 11—Commitments and contingencies
From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues a liability for such matters when future expenditures are probable and such expenditures can be reasonably estimated.

Distributed Bio Master Service Agreement
On July 24, 2019, the Company entered into a Master Service Agreement with Distributed Bio, Inc (“DBio”), whereby DBio will screen for protein binders that bind to specific therapeutic targets. The Company pays for such services according to a payment schedule, and if the Company brings the protein binders into the clinic for further development, DBio will receive milestone payments of up to $16,100 in total for each product as the products move through the clinical development and regulatory approval processes.
The Company had accrued expenses of $420 and $244 within accrued expenses and other liabilities as of March 31, 2021 and December 31, 2020, respectively, in its consolidated balance sheets related to the Master Service Agreement.
iCELL Inc. Sublicense Agreement
In March 2020, the Company entered into a Sublicense Agreement with iCELL Inc (“iCELL”) whereby iCELL granted the Company a license of certain patents and technology. The Company will pay iCELL royalties in the low single digits on net sales of the licensed product. In addition to the earned royalties, the Company will pay one-time sales milestones for the first time sales of the licensed product exceeding thresholds in a single calendar year, to a maximum of $70,000. iCELL will receive payments of up to $4,250 in development and regulatory approval milestone payments.
Note 12—Leases
The Company has commitments under operating leases for certain facilities used in its operations. The Company maintains security deposits on certain leases in the amounts of $1,142 and $909 within security deposits in its consolidated balance sheets at March 31, 2021 and December 31, 2020, respectively. The Company’s leases have initial lease terms ranging from 5 to 16 years. Certain lease agreements contain provisions for future rent increases.
The following table reflects the components of lease expense:
	For the Three Months Ended March 31, 2021	For the Three Months Ended March 31, 2020
Operating lease expense:
Fixed lease cost	$548	$126
Variable lease cost	272	—
Short term lease expense	668	496
Total operating lease expense	$1,488	$622

The following table reflects supplemental balance sheet information related to leases:
	Location in Balance Sheet	As of March 31, 2021	As of December 31, 2020
Operating lease right-of-use asset, net	Operating lease right-of-use asset, net	$12,460	$9,392
Operating lease liability, current	Accrued expenses and other liabilities	596	240
Operating lease liability, long-term	Operating lease liability, long-term	14,745	11,679
Total operating lease liability		$15,341	$11,919

The following table reflects supplement lease term and discount rate information related to leases:
	As of March 31, 2021	As of December 31, 2020
Weighted-average remaining lease terms—operating leases	8.74 years	10.2 years
Weighted-average discount rate—operating leases	9%	9%

The following table reflects supplemental cash flow information related to leases as of the periods indicated:
	For the Three Months Ended March 31, 2021	For the Three Months Ended March 31, 2020
Cash paid for amounts included in the measurement of lease liabilities
Operating cash flows from operating leases	$127	$21
Right-of-use assets obtained in exchange for lease obligations:	$3,295	$2,998
The following table reflects future minimum lease payments under noncancelable leases as of March 31, 2021:
Operating Leases
2021	$1,869
2022	2,813
2023	2,678
2024	2,708
2025	2,743
Thereafter	18,300
Total lease payments	31,111
Less: imputed Interest	(12,065)
Less: tenant incentive receivable	(3,705)
Total	$15,341

The Company entered into one lease that had not commenced at March 31, 2021. As a result, future lease payments of approximately $17.3 million are not recorded on the Company’s consolidated balance sheets. The lease commences in January 2022 with a non-cancelable term of 10 years.
Note 13—Basic and diluted net loss per common share
Basic and diluted net loss per common share is calculated as follows:
	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Numerator
Net loss	$(18,348)	$(9,673)
Denominator
Weighted-average common share for basic and diluted net loss per share	7,677,196	7,481,861
Basic and diluted net loss per common share	$(2.39)	$(1.29)

The Company’s potentially dilutive securities, which include the Preferred Stock, restricted stock, warrants, early exercised stock options and options to purchase shares of the Company’s common stock, have been excluded from the computation of dilutive net loss per share as the effect would be antidilutive. Therefore, the weighted-average number of shares of common stock outstanding used to calculate both basic and diluted net loss per share is the same. The Company excluded the following potential shares of common stock presented based on amounts outstanding at each stated period end, from the computation of diluted net loss per share for the three months ended March 31, 2021 and 2020 because including them would have had an anti-dilutive effect.

	Three Months Ended March 31, 2021	Three Months Ended March 31, 2020
Stock options to purchase common stock	3,419,208	2,424,405
Early exercised stock options subject to future vesting	952,518	222,656
Restricted stock award subject to future vesting	902,703	1,536,337
Warrants on long term debt	16,112	—
Convertible preferred stock	85,865,789	61,143,790
Total	91,156,330	65,327,188

Note 14—Defined contribution plan
The Company has a 401(k) Employee Savings Plan (“401(k) Plan”) that is available to all employees of the Company. The Company has elected a Safe-Harbor provision for the 401(k) Plan in which participants are always fully vested in their employer contributions. Prior Century matches 100% of the first 3% of participating employee contributions and 50% of the next 2% of participating employee contributions. Contributions are made in cash. Contributions were approximately $212 and $63 for the three months ended March 31, 2021 and 2020, respectively. Such contribution expense has been recognized in the consolidated statement of operations for each period.
Note 15—Stock-based compensation
As part of the merger discussed in Note 2 above, the Company adopted from Prior Century, the 2018 Stock Option and Grant Plan (the “Plan”). The Plan provides for the Company to sell or issue common stock or restricted common stock, or to grant incentive stock options or nonqualified stock options for the purchase of common stock, to employees, members of the Board of Directors, and consultants of the Company under terms and provisions established by the Board of Directors. Under the terms of the Plan, options may be granted at an exercise price not less than fair market value. the Company generally grants stock-based awards with service conditions only. Stock awards granted typically vest over a four-year period but may be granted with different vesting terms. As of March 31, 2021 the Company had 9,339,366 shares authorized for issuance under the Plan.
The Company recognizes the costs of the stock-based payments as the employees vest in the awards. For the three months ended March 31, 2021, the Company recognized $95 of stock-based compensation expense within the consolidated statement of operations. For the three months ended March 31, 2020, the Company recognized $221 of stock-based compensation expense within the consolidated statement of operations.
Stock Options
The following table summarizes stock option activity for the period ended March 31, 2021:
		Weighted Average
	Shares	Exercise Price	Remaining Contractual Term (years)
Outstanding January 1, 2021	3,882,328	$1.06	9.11
Granted	420,914	7.27	—
Exercised—vested	(172,883)	1.05	—
Exercised—unvested	(688,886)	1.42	—
Forfeited	(22,265)	1.03	—
Cancelled	—	—	—
Outstanding, March 31, 2021	3,419,208	$1.83	8.94
Exercisable at March 31, 2021	2,021,936	$2.23	8.77

The weighted average grant date fair value of awards for options granted during the period ended March 31, 2021 was $4.52. As of March 31, 2021, there was $3,553 of total unrecognized compensation expense related to unvested stock options with time-based vesting terms, which is expected to be recognized over a weighted average period of 2.74 years.
During 2020, the Company issued 213,624 performance-based awards, respectively, that vest upon contingent events. The Company determined the performance condition for these awards is not probable of being achieved. As a result, the Company has not recorded any compensation cost related to the awards. As of March 31, 2021, there was $213 of total unrecognized compensation expense related to the performance-based awards.
The Company estimates the fair value of its option awards to employees and directors using Black-Scholes, which requires inputs and subjective assumptions, including (i) the expected stock price volatility, (ii) the calculation of the expected term of the award, (iii) the risk-free interest rate and (iv) expected dividends. Due to the lack of substantial company-specific historical and implied volatility data of its common stock, the Company has based its estimate of expected volatility on the historical volatility of a group of similar public companies. When selecting these companies on which it has based its expected stock price volatility, the Company selected companies with comparable characteristics to it, including enterprise value, risk profiles, position within the industry and with historical share price information sufficient to meet the expected term of the stock-based awards. The Company will continue to apply this process until a sufficient amount of historical information regarding the volatility of its own stock price becomes available.
The Company has never paid dividends and does not expect to in the foreseeable future. The expected term of the options granted to employees is derived from the “simplified” method as described in Staff Accounting Bulletin 107 relating to stock-based compensation. The risk-free interest rates for periods within the expected term of the option are based on the U.S. Treasury securities with a maturity date commensurate with the expected term of the associated award. The Company will account for actual forfeitures as they occur.
The weighted-average assumptions used to calculate the fair value of stock options granted are as follows:
March 31, 2021
Expected dividend rate	—
Expected option term (years)	6.04
Expected volatility	69.81%
Risk-free interest rate	1.07%
Restricted Stock
The following table summarizes restricted stock activity as of March 31, 2021 and December 31, 2020:
	Shares	Weighted Average Grant Date Fair Value
Total Unvested December 31, 2020	1,053,502	0.35
Vested	(150,799)	0.25
Total Unvested March 31, 2021	902,703	$0.38
Pursuant to certain stock purchase agreements containing vesting and other provisions, the Company has the right to repurchase unvested shares.
As of March 31, 2021, there was $333 of total unrecognized compensation expense related to the unvested restricted stock with time-based vesting terms, which is expected to be recognized over a weighted average period of 1.71 years. All restricted stock vests over a four-year period.
Early-Exercise of Unvested Equity Awards
As part of the merger, the Company assumed a deposit liability from Prior Century. Certain equity award holders early exercised unvested equity awards. The cash received upon early exercise of options of $1,136 was recorded as a deposit liability on the Company’s balance sheet as of March 31, 2021.

Note 16—Related party transactions
License Agreements and Collaborative Agreements with Shareholder of Equity Method Investor
As part of the Commitment Agreement, the Company acquired licenses and other contracts from Prior Century that were originally entered into by Prior Century and FUJIFILM Cellular Dynamics, Inc. (“FCDI”). FCDI is a shareholder of Century. The acquired licenses and other contracts with FCDI are as follows:
FCDI Licenses
The Company acquired from Prior Century a non-exclusive license agreement with FCDI. The license provides the Company with certain patents and know-how related to the reprogramming of human somatic cells to induce pluripotent stem cell(s) (“iPSCs”) (“License Agreement”). Under this agreement, the Company is required to make certain developmental and regulatory milestone payments as well as royalty payments upon commercialization. Royalties are in the low single digits on the sale of all licensed products.
The Company also acquired from Prior Century an exclusive license agreement with FCDI. The license provides the Company with patents and know-how related to human iPSC exclusively manufactured by FCDI.
The potential development and regulatory milestone payments to be paid by the Company to FCDI are $6,000.
FCDI Collaboration Agreement
In October 2019, the Company entered into the Master Collaboration Agreement with FCDI, whereby FCDI will provide certain services to the Company to develop and manufacture iPSCs and immune cells derived therefrom. FCDI will provide services in accordance with the approved research plan and related research budget. The initial research plan covers the period from October 2019 through March 31, 2022, with the related research budget totaling $30,400.
During the three months ended March 31, 2021, the Company made payments of $3,223 and incurred research and development expenses of $2,781 and legal fees of $21 recorded within general and administrative expenses in its consolidated statements of operations and comprehensive loss. As of March 31, 2021, there was $1,423 in accounts payable related to this agreement on the consolidated balance sheets.
During the three months ended March 31, 2020, the Company made payments of $35 and incurred research and development expenses of $2,877 and legal fees of $3 recorded within general and administrative expenses in its consolidated statements of operations and comprehensive loss.
Consulting Arrangements with Shareholders of Equity Method Investor
In 2019, the Company entered into arrangements with two shareholders of the Company, wherein the shareholders provide consulting services to the Company. As compensation for the consulting services, the shareholders are entitled to an annual retainer fee of $125, payable quarterly, along with payment of reasonable expenses associated with providing the consulting services. The Company paid $38 and $13 related to these consulting arrangements that were included in research and development expenses in the consolidated statements of operations and comprehensive loss for the three months ended March 31, 2021 and March 31, 2020, respectively.
Note 17—Subsequent Events
The Company has evaluated subsequent events as of March 31, 2021—the date of these consolidated financial statements—through May 5, 2021, which represents the date these consolidated financial statements were issued.
In connection with the reissuance of these consolidated financial statements to reflect the 2.5161-for-1 reverse stock split as described in Note 2, the Company has evaluated subsequent events through June 14, 2021, the date these consolidated financial statements were available to be reissued.

Stock Plan
The Board of Directors of the Company, pursuant to a meeting held in April 2021, granted 2,036,524 options to new and existing employees at an exercise price of $7.27 per share.
The Board of Directors of the Company, pursuant to a meeting held in May 2021, granted 205,402 options to new and existing employees at an exercise price of $7.27 per share.

10,550,000 shares
Common stock
Preliminary prospectus
J.P. Morgan	BofA Securities	SVB Leerink	Piper Sandler
           , 2021
Through and including           , 2021 (the 25th day after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II
Information not required in prospectus
Item 13. Other expenses of issuance and distribution.
The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by Century Therapeutics, Inc., or the Registrant, in connection with the sale of our common stock being registered. All amounts are estimates except for the SEC, registration fee, FINRA, filing fee and listing fee.
Item	Amount
SEC registration fee	$26,473
FINRA filing fee	$34,898
Nasdaq Global Select Market listing fee	$290,000
Printing expenses	$225,000
Legal fees and expenses	$1,700,000
Accounting fees and expenses	$1,300,000
Transfer agent fees and expenses	$6,000
Miscellaneous expenses	$417,359
Total	$4,000,000
*   To be filed by amendment.
Item 14. Indemnification of directors and officers.
As permitted by Section 102 of the DGCL, our second amended and restated certificate of incorporation and amended and restated bylaws to be in effect immediately prior to the closing of this offering will limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:
•
any breach of the director’s duty of loyalty to us or our stockholders;

•
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•
any act related to unlawful stock repurchases, redemptions, or other distributions or payment of dividends; or

•
any transaction from which the director derived an improper personal benefit.

These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our second amended and restated certificate of incorporation will authorize us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.
As permitted by Section 145 of the DGCL, our amended and restated bylaws will provide that:
•
we may indemnify our directors, officers, and employees to the fullest extent permitted by the DGCL, subject to limited exceptions;

•
we may advance expenses to our directors, officers, and employees in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to limited exceptions; and

•
the rights provided in our amended and restated bylaws are not exclusive.

Our second amended and restated certificate of incorporation and our amended and restated bylaws will provide for the indemnification provisions described above and elsewhere herein. We have entered into, and intend to continue to enter into, separate indemnification agreements with our directors and officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements generally require us, among other things, to indemnify our officers and directors against certain liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also generally require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.
We have purchased and currently intend to maintain insurance on behalf of each and every person who is or was a director or officer of the company against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.
The form of underwriting agreement for this initial public offering provides for indemnification by the underwriters of us and our officers and directors who sign this Registration Statement for specified liabilities, including matters arising under the Securities Act.
Item 15. Recent sales of unregistered securities.
Set forth below is information regarding all unregistered securities sold by us since our inception in 2018. Also included is the consideration received by us for such securities and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.
1.   Units in Century Therapeutics, LLC (prior to the 2021 Reorganization)
a.   Century Therapeutics, Inc. and Bayer HealthCare LLC
On June 21, 2019, we issued 26,143,790 units to Bayer and 67,226,891 units to Prior Century in connection with the Commitment Agreement. Pursuant to the Commitment Agreement, Bayer agreed to make an aggregate cash contribution to us in the amount of $145 million as consideration for the 26,143,790 units issued to Bayer. Pursuant to the Commitment Agreement and a Contribution Agreement between Prior Century and us, dated June 21, 2019, or the Contribution Agreement, Prior Century contributed substantially all of its assets including contracts, intellectual property and research and development assets, as consideration for the 67,226,891 units issued to Prior Century.
b.   Hercules Capital, Inc.
On September 14, 2020, we issued a warrant, or the Hercules Warrant, to purchase units at an exercise price of $5.55 per unit to Hercules Technology Management Co II, Inc., in connection with a Loan and Security Agreement by and between Hercules Capital, Inc., or together with Hercules Technology Management Co II, Inc., Hercules, and us, or the Loan and Security Agreement, whereby Hercules acted as administrative agent and collateral agent for a loan in an aggregate principal amount of up to $30 million. In connection with the 2021 Reorganization, the Hercules Warrant converted to a warrant to purchase shares of our common stock. The Hercules Warrant provides for warrant coverage of 2.25% of the aggregate principal amount of the term loan advances made to us under the Loan and Security Agreement. There are three $10 million tranches available under the Loan and Security Agreement. As of April 30, 2021, the aggregate principal amount outstanding under the Loan and Security Agreement is $10 million, providing for warrant coverage of 16,112 shares. If we draw on any additional tranches under the Loan and Security Agreement, the number of shares of our common stock underlying the Hercules Warrant will increase proportionally, up to a maximum aggregate amount of 48,337 shares. The issuance of shares upon exercise by Hercules will constitute a transaction exempt from the registration requirements of Section 5 of the Securities Act, in reliance upon Section 4(a)(2) thereof.

a.
Century Therapeutics, Inc.

Following the determination of the board of managers of Century Therapeutics, LLC that the available shares of Prior Century common stock authorized for issuance under the 2018 Plan was insufficient to incentivize and encourage the current and prospective employees, consultants, independent contractors and other persons providing services to us, on January 1, 2021, we issued 3,021,890 units to Prior Century pursuant to Section 8.14 of our Amended and Restated Limited Liability Company Agreement, as amended. Following the issuance of such units to Prior Century, the number of shares of common stock of Prior Century reserved for issuance under the 2018 Plan was increased by 3,021,890.
2.   Corporate Reorganization
a.
In connection with the 2021 Reorganization, all units held by Bayer were converted into an aggregate of 26,143,790 shares of our Series B preferred stock, and the units held by Prior Century were converted into 35,000,000 shares of our Class 1 Series A preferred stock and 35,248,781 shares of our Class 1 common stock. Immediately upon the completion of the 2021 Reorganization, Prior Century merged with and into us, and all shares of Class 1 Series A preferred stock and Class 1 common stock were cancelled for no consideration, and the holders of equity interests in Prior Century exchanged all of such equity interests in Prior Century for an aggregate of 35,000,000 shares of our Series A preferred stock and 24,381,382 shares of our common stock.

3.   Series C Preferred Stock
a.
On February 25, 2021, we completed an offering of Series C preferred stock to various institutional investors. We issued a total of 24,721,999 shares of Series C preferred stock, at a price per share of approximately $6.472, for total gross proceeds of approximately $160 million.

4.   Warrant to Purchase Common Stock
a.
On January 22, 2021 we entered into a consulting agreement with Danforth Advisors, LLC, or Danforth, pursuant to which Danforth agreed to serve as an independent consultant for the purpose of providing us with certain strategic and financial advice and support services in connection with the offering. As compensation for Danforth’s services, on May 27, 2021, we issued Danforth a warrant to purchase 15,897 shares of our common stock at an exercise price of $7.27 per share, or the Danforth Warrant. The Danforth Warrant is immediately exercisable and will expire on May 27, 2031.

5.   Equity Awards
a.
Since our inception, we have granted stock options to employees, officers, directors and consultants, covering an aggregate of 7,402,974 shares of our common stock, having a weighted average exercise price of $3.44 per share, in connection with services provided to us by such parties.

b.
Since our inception, we have issued an aggregate of 1,840,840 shares of our common stock to employees, officers, directors, and consultants upon their exercise of stock options, for aggregate cash consideration of approximately $3.5 million.

Unless otherwise stated, the issuances of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. Individuals who purchased securities as described above represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates issued in such transactions.
None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering.

Item 16. Exhibits and financial statement schedules.
(a)   Exhibits.
The exhibits listed below are filed as part of this Registration Statement.
Exhibit Number	Exhibit description
1.1#	Form of Underwriting Agreement
3.1#	Amended and Restated Certificate of Incorporation, as currently in effect
3.2#	Certificate of Amendment to Amended and Restated Certificate of Incorporation
3.3#	Form of Second Amended and Restated Certificate of Incorporation, which will become effective immediately prior to the closing of this offering
3.4#	Bylaws, as currently in effect
3.5#	Form of Amended and Restated Bylaws, which will become effective immediately prior to the closing of this offering
4.1#	Specimen Common Stock Certificate of Registrant
4.2#	Investors’ Rights Agreement, by and among the Registrant and each of the investors listed on Schedule A thereto, dated February 25, 2021
4.3#	Warrant to Purchase Units of Century Therapeutics, LLC, in favor of Hercules Technology Management Co II, Inc., dated September 14, 2020
5.1	Opinion of Troutman Pepper Hamilton Sanders LLP
10.1•#	Form of Indemnification Agreement by and between the Registrant and its individual directors and officers
10.2•#	2018 Stock Option and Grant Plan
10.3•#	Amendment No. 1 to 2018 Stock Option and Grant Plan
10.4•#	Amendment No. 2 to 2018 Stock Option and Grant Plan
10.5•#	Amendment No. 3 to 2018 Stock Option and Grant Plan
10.6•#	Amendment No. 4 to 2018 Stock Option and Grant Plan
10.7•#	Amendment No. 5 to 2018 Stock Option and Grant Plan
10.8•#	2021 Equity Incentive Plan
10.9•#	2021 Employee Stock Purchase Plan
10.10•#	Form of Restricted Stock Award Agreement, under the 2018 Stock Option and Grant Plan
10.11•#	Form of Non-Qualified Stock Option Agreement, under the 2018 Stock Option and Grant Plan
10.12•#	Form of Incentive Stock Option Agreement, under the 2018 Stock Option and Grant Plan
10.13•#	Form of Stock Option Grant Notice and Award Agreement, under the 2021 Plan
10.14•#	Form of Restricted Stock Unit Grant Notice and Award Agreement, under the 2021 Plan
10.15*#	Amended and Restated Option Agreement, by and between Century Therapeutics, Inc. and Bayer HealthCare LLC, dated February 25, 2021
10.16*#	Master Collaboration Agreement, by and between Century Therapeutics, Inc. and FUJIFILM Cellular Dynamics, Inc., dated October 21, 2019
10.17#	Amendment No. 1 to Master Collaboration Agreement, by and between Century Therapeutics, Inc. and FUJIFILM Cellular Dynamics, Inc., dated July 17, 2020
10.18*#	Amendment No. 2 to Master Collaboration Agreement by and between Century Therapeutics, Inc. and FUJIFILM Cellular Dynamics, Inc., dated March 23, 2021
10.19#	Amendment No. 3 to Master Collaboration Agreement by and between Century Therapeutics, Inc. and FUJIFILM Cellular Dynamics, Inc., dated March 29, 2021
10.20#	Letter Agreement, by and among Century Therapeutics, Inc., FUJIFILM Cellular Dynamics, Inc. and Wisconsin Alumni Research Foundation, dated July 2, 2019

Exhibit Number	Exhibit description
10.21*	License Agreement (Differentiation), by and between Century Therapeutics, Inc. and FUJIFILM Cellular Dynamics, Inc., dated September 18, 2018
10.22*#	Amendment No. 1 to License Agreement (Differentiation), by and between Century Therapeutics, Inc. and FUJIFILM Cellular Dynamics, Inc., dated March 23, 2021
10.23*	License Agreement (Reprogramming), by and between Century Therapeutics, Inc. and FUJIFILM Cellular Dynamics, Inc., dated September 18, 2018
10.24*#	Amendment No. 1 to License Agreement (Reprogramming), by and between Century Therapeutics, Inc. and FUJIFILM Cellular Dynamics, Inc., dated March 23, 2021
10.25*#	Manufacturing and Supply Agreement, by and between Century Therapeutics, Inc. and FUJIFILM Cellular Dynamics, Inc., dated March 23, 2021
10.26*#	Loan and Security Agreement, by and between Century Therapeutics, Inc. and Hercules Capital, Inc., dated September 14, 2020
10.27*#	Sublicense Agreement, by and between iCELL Inc. and Century Therapeutics, Inc., dated March 20, 2020
10.28*#	License Agreement, by and among the Governing Council of the University of Toronto, the McMaster University and Empirica Therapeutics, dated January 22, 2019
10.29#	License Agreement, by and between Inscripta, Inc. and Century Therapeutics, Inc., dated January 1, 2019
10.30•#	Executive Employment Agreement, by and between the Registrant and Osvaldo Flores, Ph.D., dated May 26, 2021
10.31•#	Executive Employment Agreement, by and between the Registrant and Michael Diem, M.D., dated May 26, 2021
10.32•#	Executive Employment Agreement, by and between the Registrant and Hyam Levitsky, M.D., dated May 26, 2021
10.33•#	Executive Employment Agreement, by and between the Registrant and Luis Borges, Ph.D., dated May 26, 2021
10.34•#	Executive Employment Agreement, by and between the Registrant and Adrienne Farid, Ph.D., dated May 26, 2021
10.35•#	Executive Employment Agreement, by and between the Registrant and Gregory Russotti, Ph.D., dated May 26, 2021
10.36•#	Offer Letter, by and between the Registrant and Joseph Jimenez, dated February 16, 2021
10.37•#	Offer Letter, by and between the Registrant and Cynthia Butitta, dated February 25, 2021
10.38•#	Offer Letter, by and between the Registrant and Kimberly Blackwell, M.D., dated May 19, 2021
10.39•#	Offer Letter, by and between the Registrant and Alessandro Riva, M.D., dated May 19, 2021
21.1#	Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP, an Independent Registered Public Accounting Firm
23.2	Consent of Troutman Pepper Hamilton Sanders LLP (included in Exhibit 5.1)
24.1#	Power of Attorney

#
Previously filed.

•
Indicates management contract or compensatory plan.

*
Certain identified information in the exhibit has been omitted because it is the type of information that (i) the Company customarily and actually treats as private and confidential, and (ii) is not material.

(b)    Financial statement schedules.
Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

Item 17. Undertakings.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:
1.
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2.
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, Commonwealth of Pennsylvania on June 15, 2021.
CENTURY THERAPEUTICS, INC.
By:
/s/ Osvaldo Flores, Ph.D.

Osvaldo Flores, Ph.D.
President and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
/s/ Osvaldo Flores, Ph.D. Osvaldo Flores, Ph.D.	President, Chief Executive Officer and Director (Principal Executive Officer)	June 15, 2021
/s/ Michael Diem, M.D. Michael Diem, M.D.	Chief Business Officer (Principal Financial Officer)	June 15, 2021
* Toshikazu Ban	Director	June 15, 2021
* Kimberly Blackwell, M.D.	Director	June 15, 2021
* Cynthia Butitta	Director	June 15, 2021
* Eli Casdin	Director	June 15, 2021
* Juergen Eckhardt, M.D.	Director	June 15, 2021
* Joseph Jimenez	Director, Chairman of the Board	June 15, 2021
* Alessandro Riva, M.D.	Director	June 15, 2021
* Carlo Rizzuto, Ph.D.	Director	June 15, 2021
*By: /s/ Osvaldo Flores, Ph.D. Osvaldo Flores, Ph.D. Attorney-in-fact